Form 10-K, Exhibit 13
period 1996-12-31
YORK INTERNATIONAL CORP /DE/
filed 1997-03-25
CIK 842662

                                                                      EXHIBIT 13

                                   APPENDIX


                        YORK INTERNATIONAL CORPORATION
                          ANNUAL FINANCIAL STATEMENTS
                           AND REVIEW OF OPERATIONS
                                     1996

                                   CONTENTS

MANAGEMENTS REPORT ON FINANCIAL STATEMENTS.................  4
AUDITORS' REPORT...........................................  4
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA...............  5
MANAGEMENT'S DISCUSSION AND ANALYSIS.......................  6
FINANCIAL STATEMENTS....................................... 12
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................. 16
SUMMARY OF QUARTERLY RESULTS............................... 29
TRADING AND DIVIDEND INFORMATION........................... 29

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                  MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

To the Stockholders of York International Corporation:

     The management of York International Corporation is responsible for the preparation of the accompanying financial statements of the Company. In management's opinion, the financial statements have been prepared in conformity with generally accepted accounting principles. The Company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems and controls are tested and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit.

     The directors of York International Corporation have established an Audit Committee currently comprised of three outside directors. The Audit Committee meets with management, the internal auditors and the independent auditors and monitors generally the accounting affairs of the Company. The Audit Committee also recommends to the stockholders the selection of the independent auditors.



/s/ Robert N. Pokelwaldt            /s/ Dean T. DuCray

Robert N. Pokelwaldt                Dean T. DuCray
Chairman of the Board and           Vice President and
Chief Executive Officer             Chief Financial Officer

February 11, 1997


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders, York International Corporation:

     We have audited the accompanying consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of York International Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in note 17 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective October 1, 1995.

/s/ KPHG PEAT MARWICK LLP

Harrisburg, Pennsylvania
February 11, 1997

                 FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

=========================================================================================================
(in thousands, except per share
data and other information)                     1996         1995         1994         1993         1992
---------------------------------------------------------------------------------------------------------
Statement of Operations Data:
 Net sales                                   $3,218,534   2,929,948   2,421,864   2,031,949   1,939,397
 Gross profit                                   685,857     629,379     508,660     438,832     431,614
 Income from operations before
   impairment loss on long-lived assets         238,384     222,803     171,967     149,127     161,673
 Impairment loss on long-lived assets (b)            --     244,473          --          --          --
 Interest expense, net                           34,544      41,412      29,188      23,495      39,826
 Income (loss) before income taxes,
   extraordinary items
   and accounting changes                       204,463     (70,782)    144,447     127,182     123,410
 Provision for income taxes                      56,554      25,290      54,677      51,720      54,153
 Income (loss) before extraordinary
   items and accounting changes                 147,909     (96,072)     89,770      75,462      69,257
 Net income (loss) (a) (b) (c)                  147,909     (96,072)     89,770       5,211      50,909

 Earnings (loss) per share of common stock:
   Income (loss) before extraordinary
    items and accounting changes                   3.37       (2.36)       2.40        2.01        1.90
   Extraordinary items (c)                           --          --          --          --       (0.50)
   Cumulative effect of changes
    in accounting methods (a)                        --          --          --       (1.87)         --
   Net income (loss)                               3.37       (2.36)       2.40        0.14        1.40
 Cash dividends per share                          0.36        0.24        0.16        0.08        0.04
 Weighted average
  common shares outstanding                      43,950      40,630      37,397      37,614      36,474
 Capital expenditures                        $   73,576      66,242      81,625      30,621      36,952
 Depreciation and amortization                   48,581      42,841      34,030      31,337      29,886
 Amortization of deferred charges                18,410      18,643      15,635      12,672      13,039

Balance Sheet Data:
 Working capital                             $  524,143     393,063     236,443     181,076     165,139
 Total assets                                 2,074,771   1,927,002   1,587,980   1,335,181   1,164,414
 Long-term debt                                 313,641     314,246     280,627     204,105     227,425
 Stockholders' equity                           780,377     624,814     526,930     456,967     455,252

Other Information:
 Employees                                       20,100      19,000      15,900      13,800      12,500
 Backlog (in thousands)                      $  845,076     868,640     778,700     696,900     559,500
 Total debt as a percent of total capital          36.2%       39.1%       39.8%       37.7%       38.4%
 Current ratio                                     1.68        1.50        1.39        1.35        1.40
 Book value per share                        $    17.89       14.51       14.03       12.25       12.26
=========================================================================================================

(a) Effective January 1, 1993, the Company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits resulting in a cumulative effect charge of $70.3 million.

(b) In 1995, the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" resulting in a charge of $244.5 million to operations.

(c) In 1992, the Company recorded an extraordinary charge of $12.1 million, net of taxes of $8.1 million, resulting from the write-off of costs relating to the early extinguishment of the former credit agreement debt. In addition, the Company recorded an extraordinary charge of $6.2 million, net of taxes of $4.1 million, in estimated interest rate swap payments to which the Company was obligated under the former credit agreement.

    MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


     The following table sets forth revenue by product and geographic market:

===============================================================
(in thousands)               1996         1995         1994
---------------------------------------------------------------
Commercial products       $1,478,133   $1,342,355   $1,157,071
Residential products       1,031,798      953,554      795,357
Refrigeration products       708,603      634,039      469,436
---------------------------------------------------------------
 Total revenue            $3,218,534   $2,929,948   $2,421,864
===============================================================
U.S.                              54%          55%          56%
International                     46%          45%          44%
---------------------------------------------------------------
 Total                           100%         100%         100%
===============================================================

RESULTS OF OPERATIONS

1996 AS COMPARED WITH 1995

     Net sales for the year ended December 31, 1996, increased 9.8% to $3,218.5 million as compared to $2,929.9 million for the year ended December 31, 1995. See table above which sets forth revenue by product and geographic market and note 15 to the consolidated financial statements which gives additional information concerning geographic distribution. Revenues increased in the Company's commercial, residential and refrigeration product groups. Commercial products revenue increased 10.1% primarily due to increased volume in the equipment business, international expansion, favorable market conditions in the international marketplace, and the introduction of new products which was partially offset by a flat domestic retrofit and replacement chiller market. Residential products revenue increased 8.2% due to international expansion and the introduction of new product offerings. Refrigeration products revenue increased 11.8% due to favorable market conditions in most geographic regions worldwide, and the growth of the international service and repair business in spite of weak markets in France and Germany which represent large refrigeration markets. Total domestic revenue increased 8.0% to $1,726 million in 1996 due to the strength of the commercial equipment performance and the strength of the domestic refrigeration market. International revenue increased by 12.1% to $1,493 million in 1996 as a result of strong markets in Latin America and the Asia-Pacific region partially offset by flat year-over-year performance in Europe. Order backlog at December 31, 1996 was $845.1 million compared to $868.6 million as of December 31, 1995. Domestic backlog decreased 8.7% and international backlog decreased 3.0% from December 1995's backlog. The reduction in backlog is primarily the result of low levels of retrofit and replacement chiller bookings, low refrigeration bookings in Europe (primarily Germany) and lower than expected residential bookings resulting from a flat fourth quarter.

     Gross profit in 1996 increased 9.0% to $685.9 million (21.3% of sales) as compared to $629.4 million (21.5% of sales) for 1995. The gross profit margin percentage reduction during 1996 was primarily the result of lower than expected performance of the refrigeration manufacturing plants, reduced refrigeration selling margins in Europe, excess manufacturing costs of absorption chillers in the Houston facility due to low volumes, inflationary cost increases partially offset by realized price increases, cost reductions and new products. The Company expects that inflation will continue to pressure margin levels in 1997 and that any adverse effect on gross profit margins will be offset by realized price increases, improved operating efficiencies (primarily in refrigeration operations), cost savings from new product development and cost reduction programs. In addition, the Company expects to close the Houston manufacturing facility in early 1997, and the Company expects to significantly reduce the size of its German refrigeration operations during 1997. Both of these items will result in unfavorable charges to operating income during 1997.

     Selling, general and administrative expenses increased to $437.5 million in 1996 (13.6% of sales) from $393.9 million (13.4% of sales) in 1995. The increase was primarily due to the costs of infrastructure investment in growing markets, specifically Asia (People's Republic of China) and Latin America (Brazil and Argentina), increased research and development spending, costs associated with new product introductions and inflation. These increased costs were partially offset by leveraging expenses against higher sales.

     Income from operations before purchase accounting amortization and impairment loss on long-lived assets increased 5.4% to $248.3 million in 1996 as compared to $235.5 million for 1995. As described below, during 1995, the Company adopted SFAS 121, resulting in a charge of $244.5 million to operations.

     Net interest expense decreased to $34.5 million in 1996 from $41.4 million in 1995, as a result of both lower average interest rates and decreased borrowings.

     Provision for income taxes of $56.6 million for the year ended December 31, 1996 relates to both U.S. and non-U.S. operations. The 1996 effective tax rate benefitted significantly from increased export incentives and foreign tax credit refunds which were the result of significant tax planning efforts and studies of the Company's tax reporting procedures allowing the Company to take advantage of additional foreign tax credits and incentive opportunities resulting in amendments to prior returns. If enacted tax rates remain unchanged, the Company's effective tax rate for 1997 is expected to be less than the federal statutory rate of 35%.

     Net income, as a result of the above factors, was $147.9 million in 1996 as compared to a loss of $96.1 million in 1995.

1995 AS COMPARED WITH 1994

     Net sales for the year ended December 31, 1995, increased 21.0% to $2,929.9 million as compared to $2,421.9 million for the year ended December 31, 1994. See table above which sets forth revenue by product and geographic market and note 15 to the consolidated financial statements which gives additional information concerning geographic distribution. Revenues increased in the Company's commercial, residential and refrigeration product groups. Commercial products revenue increased 16.0% primarily due to increased volume in the aftermarket portion of the business, favorable market conditions in the international marketplace, and the introduction of new products. Residential products revenue increased 19.9% from 1994 primarily as a result of the acquisition of Evcon Holdings, Inc. (Evcon), international expansion and the introduction of new product offerings. Refrigeration products revenue increased 35.1% due to favorable market conditions, the acquisition of Gram Refrigeration and Gram Contractors (Gram), and the growth of the international service and repair business. Total domestic revenue increased 17.8% to $1,597.9 million in 1995 due to the strength of the commercial aftermarket revenue, the acquisition of Evcon, new product offerings, and the strength of the domestic refrigeration market. International revenue increased by 25.0% to $1,332.0 million in 1995 as a result of strong markets in Europe and the Asia-Pacific region, the acquisition of Gram and a joint venture in Thailand.

     Gross profit in 1995 increased 23.7% to $629.4 million (21.5% of sales) as compared to $508.7 million (21.0% of sales) for 1994. The increase in gross profit margin during 1995 was primarily the result of realized price increases together with the impact of previously instituted cost reduction programs partially offset by inflationary cost increases.

     Selling, general and administrative expenses increased to $393.9 million in 1995 (13.4% of sales) from $323.6 million (13.4% of sales) in 1994. The increase in absolute cost was primarily due to costs associated with 1995 acquisitions which typically have a higher initial SG&A rate than the Company, increased amortization of unallocated costs in excess of net assets acquired for 1995 acquisitions, increased research and development spending and costs associated with new product introductions and inflation. These increased costs were offset by leveraging expenses against higher sales and savings from previously instituted cost reduction programs.

     Income from operations before the leveraged buyout purchase accounting amortization and impairment loss on long-lived assets for 1995 increased 27.3% to $235.5 million as compared to $185.1 million for 1994. The increase of 27.3% from 1994 compares favorably to a sales growth of 21.0% in 1995 from 1994. Income from operations before the purchase accounting amortization and impairment loss on long-lived assets was $235.5 million in 1995, which is 8.0% of net sales in 1995 as compared to 7.6% in 1994.

     The Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of October 1, 1995. An impairment loss on long-lived assets of $244.5 million was recorded in the 1995 financial statements as a charge to operating expenses. In accordance with the provisions of SFAS 121, the impairment loss represents the excess of the carrying value of long-lived assets or groups of long-lived assets and goodwill attributed to such assets, over the fair value of those assets or groups of assets. Under SFAS 121, fair value is generally represented by

     (MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS)


discounted future cash flows identified with assets or groups of assets. Prior to implementing SFAS 121, the Company considered the recoverability of long-lived assets and goodwill on an aggregate basis.

     Interest expense increased to $41.4 million in 1995 from $29.2 million in 1994. This was a result of both higher average interest rates and increased borrowings based on the increased operating volumes and indebtedness incurred in connection with acquisitions.

     Provision for income taxes of $25.3 million for the year ended December 31, 1995 relates to both U.S. and non-U.S. operations. The 1995 effective tax rate, including the impact of the impairment loss on long-lived assets, benefitted from the results of various tax planning strategies, tax refunds and export incentives, partially offset by the tax impact of the amortization of goodwill and other nondeductible expenses.

Net income (loss), as a result of the above factors, was a loss of $96.1 million in 1995 as compared to $89.8 million of income in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital requirements are generally met through a combination of internally generated funds, bank lines of credit, issuance of commercial paper, sale of a partial interest in trade receivables and credit terms from suppliers which approximate receivable terms to the Company's customers. The Company believes that these sources, including its bank lines of credit under the Amended and Restated Credit Agreement will be sufficient to meet working capital needs during 1997. Additional sources of working capital include customer deposits and progress payments.

     The Company had working capital of $524.1 million and $393.1 million as of December 31, 1996 and 1995, respectively. Accounts receivable increased in absolute terms due to increased sales volume in 1996. Inventory levels were higher at December 31, 1996, than at December 31, 1995, because of higher activity levels in some areas of the business, higher levels of production in preparing for the impact of potential work stoppages in 1996 that did not occur, and, to a lesser extent, a desire by the Company to have stock to respond more quickly to customer demand. The current ratio was 1.68 at December 31, 1996, as compared to 1.50 at December 31, 1995.

     Long-term indebtedness was $313.6 million at December 31, 1996, primarily consisting of borrowings under commercial paper, term loans and the $100 million senior notes. As of December 31, 1996, there were no borrowings under the revolving credit facility.

     At December 31, 1996, the Company maintained a $350 million Amended and Restated Credit Agreement (the Agreement) expiring on July 31, 2000. The Agreement was amended and restated on July 21, 1995. At December 31, 1996 the Company could borrow $350 million. The Agreement provides for borrowings under the facility at LIBOR plus .20% or at specified bid rates. At December 31, 1996 the LIBOR rate was 5.56%. A fee of .10% is paid on the facility. The Agreement, as amended, contains financial and operating covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur indebtedness, make investments and create or permit to exist certain liens.

     The Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provide for borrowings of $252.5 million and $266.8 million at December 31, 1996 and 1995, respectively, of which $121.1 million and $163.6 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates.

     Commercial paper borrowings are expected to be reborrowed in the ordinary course of business. The interest rate on the commercial paper was 5.43% and 5.88% as of December 31, 1996 and December 31, 1995, respectively.

     During 1995, the Company arranged two term loans denominated in foreign currencies. The Company borrowed $26.2 million with a final maturity on November 15, 1998 from a major international bank. The loan is repayable in four annual installments. On December 21, 1995, the Company borrowed $100 million which matures on December 14, 2000. All principal and interest payments for the five-year term were swapped to U.S. dollars at inception. The term loan agreements contain financial and operating covenants that are equivalent to the covenants of the Company's Amended and Restated Credit Agreement.

     The $100 million of Senior Notes bear interest at 6.75% fixed rate and have a maturity of ten years from the date of issue.

     The Company sold a fractional ownership interest in a defined pool of trade accounts receivable for $100 million in 1996 and 1995. The discount rate on the accounts receivable sold at December 31, 1996 and December 31, 1995 was approximately 5.40% and 5.76%, respectively.

     On June 7, 1995, the Company issued 4,945,000 shares of common stock in a public offering. The stock was sold for $42 per share less commissions and generated net proceeds of $199.2 million.

     In July 1995, the Company registered $200 million in debt securities with the Securities and Exchange Commission. Under terms of the registration statement, the Company may offer and sell up to that amount of such securities from time to time at prices and terms to be determined at or prior to sale. No amounts of such debt securities are outstanding at December 31, 1996.

     Because the Company's obligations under the Amended and Restated Credit Agreement and Receivables Sales Agreement bear interest at floating rates, the Company's interest costs are sensitive to changes in prevailing interest rates.

     Based on historical cash flows, the Company believes that it will be able to satisfy its principal and interest payment obligations and its working capital and capital expenditure requirements from operating cash flows together with the availability under the revolving credit facility.

     In the ordinary course of business, the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company enters into these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. The Company enters into these financial instruments utilizing over-the-counter as opposed to exchange traded instruments. The Company mitigates the risk that counterparties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions. Financial instruments are more fully discussed in note 2 to the consolidated financial statements.

     Capital expenditures for expanded capacity, cost reductions and the introduction of new products during 1996 were $73.6 million as compared to $66.2 million in 1995. In 1996, the Company expanded and upgraded its screw compressor capabilities and unitary products facilities. Capital expenditures during 1997 are anticipated to be comparable to 1996's expenditures, and they are expected to be in excess of annual depreciation and amortization. These expenditures will be funded from a combination of operating cash flows and availability under the revolving credit facility.

     Cash dividends of $0.36 per share were paid on common stock in 1996. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

     Employee stock plans include the 1989 Employee Stock Option Plan, the 1992 Employee Stock Purchase Plan which authorizes the allocation of 1,500,000 shares of stock for the plan and the Amended and Restated 1992 Omnibus Stock Plan which authorizes the issuance of up to 3,000,000 shares of the Company's common stock as stock options or restricted share awards. Approximately 389,416 shares remained available for grant at December 31, 1996.

     On February 12, 1997, the Board of Directors has authorized the Company to purchase shares of its common stock to provide for these plans. Such stock purchases may be made from time to time in the open market and privately negotiated transactions.

     Company management believes that these employee stock plans provide valuable incentives to a broad range of York employees by giving them a direct equity interest in the Company. Company management further believes that funding the required shares through share repurchases will mitigate the dilutive impact such employee plans would otherwise have.

ACQUISITIONS

     On December 31, 1996, the Company acquired certain assets of Snomax located in Rochester, New York. Snomax develops, manufactures and sells ice-nucleating molecules which are catalysts in the snow-making process.

     On December 30, 1996, the Company formed a joint venture with a partner in Wuxi of the People's Republic of China (P.R.C.) for the manufacture of certain commercial air conditioning products in the P.R.C.

     On October 31, 1996, the Company acquired certain assets of Natkin Service Company (Natkin) located in Denver, Colorado. Natkin is an HVAC service company which complements the Company's current commercial

  (MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS)


service business in the U.S. The addition of Natkin expands the Company's service capabilities primarily in the Southwestern U.S.

     On July 31, 1996, the Company acquired the outstanding shares of Northfield Equipment and Manufacturing Company (NEMCO), located in Northfield, Minnesota. NEMCO designs and manufactures food processing freezing equipment.

     On July 29, 1995, the Company acquired the outstanding shares of Northfield Freezing Systems, Inc. (NFS), located in Northfield, Minnesota. NFS develops, designs, sells and services food processing freezing equipment.

     On July 5, 1995, the Company and a Thai partner formed a manufacturing joint venture in Thailand. The Company has a 67% interest in this joint venture which acquired the operating assets of the partner's existing facility. The venture produces residential air conditioning products for distribution primarily in markets outside of North America.

     On May 31, 1995, the Company acquired two divisions of Gram A/S, Gram Refrigeration and Gram Contractors, headquartered in Vojens, Denmark (Gram Divisions). The Gram Divisions develop, manufacture, sell and service components for industrial refrigeration worldwide. Gram Refrigeration's principal product offerings include screw and reciprocating compressors, plate freezers, flake ice machines and refrigerant valves. Gram Contractors installs Gram equipment and components in Denmark. The addition of these two divisions expanded the Company's international presence in the global industrial refrigeration market and provided additional manufacturing capacity and engineering expertise to the Company's existing screw compressor and industrial refrigeration product lines.

     On May 25, 1995, the Company purchased an additional 20% interest in Taiwan-YORK Company, Inc. raising the Company's ownership from 40% to 60%. As a result, the Company has a controlling interest in this joint venture which sells and services HVAC&R equipment in the Republic of China (Taiwan).

     On May 3, 1995, Bristol Compressors, Inc., a subsidiary of the Company, formed a partnership to operate a new joint venture for the development and production of scroll compressors. The joint venture, called Scroll Technologies, is a partnership to own and operate a scroll compressor plant. The Company believes that this venture is beneficial to both companies because it combines scroll technology developed by the partner and the manufacturing expertise of Bristol. Each company markets the product produced by the venture through its own independent distribution channels.

     On April 19, 1995, the Company formed a joint venture with a partner in Guangzhou of the People's Republic of China (P.R.C.) for the manufacture of certain commercial air conditioning products in the P.R.C.

     On March 1, 1995, the Company acquired the capital stock of Evcon Holdings, Inc. (Evcon). The Company funded the transaction through existing credit commitments. Evcon, based in Wichita, Kansas, designs, manufactures and supplies high quality air conditioning, heating and air handling equipment to the residential, manufactured housing and light commercial markets. Evcon's principal product offerings include both split and packaged air conditioning and heat pump systems, as well as residential and OEM furnaces and indoor air handling units.

     In January 1995, the Company acquired the assets of Mining and Industrial Air Conditioning (Pty) Ltd. (MIAC), based in Johannesburg, South Africa. MIAC is a design engineering, supplier and service company to the mining and process refrigeration industries, as well as a supplier to air conditioning contractors. The Company also acquired a 50% interest in a joint venture with Compania Roca Radiadores S.A., located in Sabadell, Spain and known as Clima Roca York (Roca). Roca manufactures residential and commercial air conditioning products in Spain and distributes air conditioning products throughout Western Europe.

     In addition during 1994, the Company acquired a 40,000 square foot manufacturing facility in Bogota, Colombia, which produces unitary air conditioners and fan coils. Also acquired during 1994 was a line of energy-efficient thermal transfer products for the industrial refrigeration industry from Rite Coils, Inc. The manufacturing line for this product line was moved to the Company's manufacturing facility in Polo, Illinois.

     The aforementioned acquisitions and investments do not, in the aggregate, have a significant impact on the Company's results of operations, except for Evcon, as to which pro forma information is included in note 16 to the consolidated financial statements.

INFLATION

     Management does not believe inflation has had a significant impact on the Company's results of operations for the periods presented. Although the Company was not able to totally offset the effect of inflation through price increases in 1996, management believes that, to the extent inflation affects the costs of the Company in the future, the Company can generally offset the net effect of inflation and maintain operating margins through increases in the prices of its products and services and continued cost reductions.

CYCLICALITY

     Approximately 14% of the Company's worldwide sales are attributable to new residential construction, which is cyclical in nature, and 25% of the Company's worldwide sales are attributable to the construction of industrial, commercial and office buildings, which is also cyclical. From the standpoint of the domestic U.S. market, these two markets each account for less than 10% of consolidated revenue.

     Exposure to cyclicality in the new construction market is mitigated by the Company's emphasis on the service, repair and replacement market and participation in the refrigeration market, each of which is less cyclical. As the installed base of heating, air conditioning and refrigeration equipment has grown and aged, the Company now derives a significant portion of its revenue from the service, repair and replacement market. In 1996, 1995 and 1994, respectively, on a worldwide basis, service, repair and replacement revenue accounted for an estimated 49%, 50% and 48% of the Company's total sales, while new construction sales accounted for the remaining 51%, 50% and 52%. The Company expects growth in the service, repair and replacement market over the next several years to outpace growth in the new construction market.

SEASONALITY

     Sales of the Company's residential equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. Requirements for service and repair parts for commercial applications also increase during summer months. Demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. The Company provides incentives for distributors to purchase products in advance of seasonal sales. These incentives, together with advance production schedules, reduce the impact of seasonal fluctuations on the Company's sales of residential equipment. The effect of seasonality is also dampened by the Company's commercial equipment and refrigeration products, demand for which is not as seasonal.

NEW ACCOUNTING STANDARD

     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based upon consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that the adoption of SFAS 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

FORWARD-LOOKING INFORMATION - RISK FACTORS

     To the extent the Registrant has made "forward-looking statements," certain risk factors could cause actual results to differ materially from those anticipated in such forward-looking statements. Unseasonably cool spring or summer weather in the northeastern United States or in Europe could adversely affect the Registrant's residential air conditioning business, as could a failure to reduce manufacturing costs in its Scroll Technologies joint venture. Anticipated improvement in the Registrant's refrigeration business will require the achievement of improved plant performance. The commercial air conditioning business could be affected by a slowdown in the large chiller market and by the level of CFC retrofits. Overall anticipated performance of the Registrant could be affected by any serious economic downturns in the United States, Europe, Latin America or Asia.

                          CONSOLIDATED BALANCE SHEETS

======================================================================================
(in thousands)                                                    December 31
                                                        ------------------------------
                                                                  1996         1995
--------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                  $   11,470   $    8,838
  Receivables                                                   563,099      554,557
  Inventories                                                   609,342      517,983
  Prepayments and other current assets                          107,344       98,133
--------------------------------------------------------------------------------------
    Total current assets                                      1,291,255    1,179,511
--------------------------------------------------------------------------------------
Deferred income taxes                                            19,265       22,425
Unallocated excess of cost over net assets acquired             350,370      350,268
Investments in affiliates                                        22,205       16,694
Property, plant and equipment, net                              360,432      332,088
Deferred charges and other assets                                31,244       26,016
--------------------------------------------------------------------------------------
    Total assets                                             $2,074,771   $1,927,002
======================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable and current portion of long-term debt        $  128,461   $   86,108
  Accounts payable and accrued expenses                         602,359      664,490
  Income taxes                                                   36,292       35,850
--------------------------------------------------------------------------------------
    Total current liabilities                                   767,112      786,448
--------------------------------------------------------------------------------------
Warranties                                                       33,135       27,943
Long-term debt                                                  313,641      314,246
Postretirement benefit liabilities                              128,411      124,634
Other long-term liabilities                                      52,095       48,917
Stockholders' equity:
  Common stock $.005 par value; 200,000 shares authorized
   in 1996 and 100,000 shares authorized in 1995                    219          216
  Additional paid in capital                                    667,775      644,377
  Retained earnings                                             146,331       14,024
  Currency translation adjustment                               (23,478)     (22,426)
  Treasury stock                                                 (3,875)      (1,909)
  Unearned compensation                                          (6,595)      (9,468)
--------------------------------------------------------------------------------------
    Total stockholders' equity                                  780,377      624,814
--------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity               $2,074,771   $1,927,002
======================================================================================

The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

===============================================================================================
(in thousands, except per share data)                            Years Ended December 31
                                                         --------------------------------------
                                                               1996       1995         1994
-----------------------------------------------------------------------------------------------
Net sales                                                   $3,218,534  $2,929,948  $2,421,864
Cost of goods sold                                           2,532,677   2,300,569   1,913,204
-----------------------------------------------------------------------------------------------
  Gross profit                                                 685,857     629,379     508,660
Selling, general and administrative expenses                   437,533     393,852     323,603
-----------------------------------------------------------------------------------------------
  Income from operations before purchase accounting
   amortization and impairment loss on long-lived assets       248,324     235,527     185,057
Purchase accounting amortization                                 9,940      12,724      13,090
Impairment loss on long-lived assets                                --     244,473          --
-----------------------------------------------------------------------------------------------
  Income (loss) from operations                                238,384     (21,670)    171,967
Interest expense, net                                           34,544      41,412      29,188
Equity in (earnings) losses of affiliates                         (623)      7,700      (1,668)
-----------------------------------------------------------------------------------------------
  Income (loss) before income taxes                            204,463     (70,782)    144,447
Provision for income taxes                                      56,554      25,290      54,677
-----------------------------------------------------------------------------------------------
  Net income (loss)                                          $ 147,909  $  (96,072)   $ 89,770
===============================================================================================
Earnings (loss) per share of common stock                    $    3.37  $    (2.36)   $   2.40
===============================================================================================
Weighted average common shares and common
  equivalents outstanding                                       43,950      40,630      37,397
===============================================================================================

The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

===========================================================================================
(in thousands)                                             Years Ended December 31
                                                    ---------------------------------------
                                                          1996         1995         1994
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income (loss)                                  $    147,909    $ (96,072)  $  89,770
 Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
   Depreciation and amortization                          48,581       42,841      34,030
   Amortization of deferred charges                       18,410       18,643      15,635
   Provision for doubtful accounts receivable              5,718        5,774       4,034
   Other                                                   7,154       12,555       2,147
   Impairment loss on long-lived assets                       --      244,473         ---
   Change in assets and liabilities net of
        effects from purchase of other companies:
     Receivables                                          (8,381     (105,890)    (98,238)
     Inventories                                         (92,643      (86,843)    (35,165)
     Prepayments and other current assets                 (9,220      (48,946)     (6,121)
     Deferred income taxes                                 3,390        7,612         360
     Other assets                                        (11,117       (9,314)     (1,290)
     Accounts payable and accrued expenses               (69,203       103,321     81,168
     Income taxes                                            453         6,457     (5,586)
     Warranties                                            5,316         3,037      3,013
     Postretirement benefit liabilities                    3,776         3,639      6,182
     Other long-term liabilities                          (1,469        10,996     (4,799)
-------------------------------------------------------------------------------------------
Net cash provided by operating activities                 48,674       112,283     85,140
-------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Payment for purchase of and investments
     in other companies (net of cash acquired)           (16,468      (288,173    (45,674)
 Capital expenditures                                    (73,576       (66,242    (81,625)
 Other                                                     1,222         1,061        (51)
-------------------------------------------------------------------------------------------
Net cash used by investing activities                    (88,822      (353,354   (127,350)
-------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Common stock issued                                      19,994       207,937      6,572
 Net treasury stock (purchased) issued                    (1,966            36    (11,920)
 Proceeds from issuance of long-term debt                     --       277,061      2,000
 Long-term debt payments                                 (40,851      (156,000   (111,912)
 Borrowings (payments) on revoving term loan                  --      (150,000    142,980
 Borrowings on short-term debt                            40,965        30,167     23,003
 Net proceeds from issuance of commercial paper           40,246        44,790         --
 Dividends paid                                          (15,602        (9,960     (5,941)
-------------------------------------------------------------------------------------------
Net cash provided by financing activities                 42,786       244,031     44,782
-------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                       (6           (37        (42)
-------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                  2,632         2,923      2,530
Cash and cash equivalents at beginning of year             8,838         5,915      3,385
-------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year            $     11,470    $    8,838  $   5,915
===========================================================================================

The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

====================================================================================================================================
(IN THOUSANDS, EXCEPT
SHARE DATA)                                             ADDITIONAL               CURRENCY
                                COMMON STOCK ISSUED      PAID IN     RETAINED   TRANSLATION      TREASURY STOCK         UNEARNED
                             ------------------------                                        ----------------------
                             SHARES            AMOUNT    CAPITAL     EARNINGS   ADJUSTMENT   SHARES          AMOUNT     COMPENSATION

------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993   37,550,044         $188     $434,384     $ 36,227  $ (3,027)     258,599       $ (9,220)      $ (1,585)

 Net income                          --           --           --       89,770        --           --             --             --
 Exercise of stock options       65,738           --          318           --        --           --             --             --
 Tax effect of options
  exercised                          --           --          861           --        --           --             --             --
 Issuance of common stock
  under executive stock
   agreements                        --           --          537           --        --     (297,000)        11,030        (11,567)

 Issuance of common stock
  under employees stock
  purchase plan                      --           --       (1,326)          --        --     (211,714)         7,580             --
 Amortization of unearned
  compensation                       --           --           --           --        --           --             --          1,810
 Purchase of treasury
  stock, at cost                     --           --           --           --        --      320,700        (11,920)            --
 Cash dividends on common
  stock
  ($.16 per share)                   --           --           --       (5,941)       --           --             --             --
 Currency translation
  adjustment                         --           --           --           --   (11,189)          --             --             --
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994   37,615,782         $188     $434,774     $120,056  $(14,216)      70,585       $ (2,530)      $(11,342)


  Net loss                           --           --           --      (96,072)       --           --             --             --
  Issuance of common stock
   in public offering         4,945,000           25      199,225           --        --           --             --             --
  Issuance of common stock
   under executive stock
   agreements                    15,500           --          700           --        --       (7,000)           251           (932)

  Issuance of common stock
   under employees stock
   purchase plan                198,163            1        6,209           --        --         (318)            11             --
  Other, primarily exercise
   of stock options             351,268            2        2,108           --        --       (9,400)           338             --
  Tax effect of options
   exercised                         --           --        1,346           --        --           --             --             --
  Amortization of unearned
   compensation                      --           --           --           --        --           --             --          2,806
  Issuance of treasury
   stock, at cost                    --           --           15           --        --       (5,511)           200             --
  Purchase of treasury
   stock, at cost                    --           --           --           --        --        4,150           (179)            --
  Cash dividends on
   common stock
   ($.24 per share)                  --           --           --       (9,960)       --           --             --             --
 Currency translation
   adjustment                        --           --           --           --    (8,210)          --             --             --
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995   43,125,713         $216     $644,377     $ 14,024  $(22,426)      52,506       $ (1,909)      $ (9,468)

  Net income                         --           --           --      147,909        --           --             --             --
  Issuance of common stock
  under executive stock
   agreements                     2,000           --            2           --        --           --             --             --
  Issuance of common stock
   under employees stock
   purchase plan                188,123            1        7,521           --        --           --             --             --
  Other, primarily exercise
   of stock options             404,017            2       12,468           --        --           --             --             --
  Tax effect of options
   exercised                         --           --        3,393           --        --           --             --             --
  Amortization of unearned
   compensation                      --           --           --           --        --           --             --          2,873
  Issuance of treasury
   stock, at cost                    --           --           14           --        --       (1,928)            70             --
  Purchase of treasury
   stock, at cost                    --           --           --           --        --       47,050         (2,036)            --
  Cash dividends on common
   stock
   ($.36 per share)                  --           --           --      (15,602)       --           --             --             --
  Currency translation
   adjustment                        --           --           --           --    (1,052)          --             --             --
------------------------------------------------------------------------------------------------------------------------------------

 Balance, December 31, 1996  43,719,853         $219     $667,775     $146,331  $(23,478)      97,628        $(3,875)      $ (6,595)
====================================================================================================================================

The accompanying notes are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     York International Corporation is a multinational manufacturer and engineering concern. The Company's principal line of business is heating, ventilation, air conditioning and refrigeration (HVAC&R) with three major product categories: commercial, residential and refrigeration. The primary markets for HVAC&R products and technologies are the United States, Europe, the Far East, Middle East, Latin America and Australia. The Company's customers range from residential buyers to design builders, contractors and building owners. Sales and related cost of goods sold are recognized based upon shipment of products or performance of services.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are valued at the lower of cost or market using the last-in, first-out (LIFO) or first-in, first-out (FIFO) method.

UNALLOCATED EXCESS OF COSTS OVER NET ASSETS ACQUIRED

     The unallocated excess of costs over net assets acquired is amortized on a straight-line basis over periods of up to 40 years. Accumulated amortization related to such excess at December 31, 1996 and 1995, is $68.3 million and $57.7 million, respectively. The Company assesses the recoverability or impairment, if any, of the elements of this intangible asset by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations or the long-lived assets to which the unallocated excess is attributed.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

     Property, plant and equipment are valued at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to earnings as incurred. Renewals of significant items are capitalized.

     Depreciation is computed generally on a straight-line basis over the estimated useful lives of related assets. For income tax purposes, accelerated methods of depreciation are generally used.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Earnings of foreign operations are reinvested in the business and no provision for domestic income tax or foreign withholding tax is made on such earnings until distributed.

EARNINGS PER SHARE

     The Company's earnings per share are based upon the weighted average outstanding common shares and common share equivalents. Shares related to options granted have been assumed to be outstanding and are included in the per share calculations.

RETIREMENT BENEFIT PLANS AND POSTEMPLOYMENT BENEFITS

     A majority of domestic employees participate in noncontributory pension plans, and substantially all non-U.S. employees participate in contributory or noncontributory pension plans. Pension accounting information is disclosed in note 14 to the consolidated financial statements.

     The Company has certain postemployment benefits provided to former or inactive employees who are not retirees. These benefits include salary continuance, severance and disability health care. Those benefits are accrued over the employee's service period or as an expense at the date of the event triggering the benefit.

FOREIGN CURRENCY TRANSLATION

     The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated using the weighted average exchange rate experienced during the period. The gains or losses resulting from such translation are included in stockholders' equity. Gains or losses resulting from foreign currency transactions are included in the results of operations.

NOTE 2 - FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In the ordinary course of business the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company enters into these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. The Company enters into these financial instruments utilizing over-the-counter as opposed to exchange traded instruments. The Company mitigates the risk that counterparties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions.

FOREIGN CURRENCY INSTRUMENTS

     Since the Company purchases raw materials and sells finished products in various currencies, the Company is exposed to foreign currency risk. The Company manages its foreign currency transaction risk by hedging the net external currency exposures. However, the Company does not hedge certain foreign exchange transaction exposures that are immaterial or are considered to be in currencies highly correlated to the manufacturing entity's currency.

     The Company primarily uses foreign currency forward contracts and purchased options. These foreign currency and option contracts are matched to firm commitments of foreign currency transactions and effectively fix the sales or purchase price. These contracts are settled in cash upon expiration, with settlement proceeds or payments included in the measurement of the item hedged. The option contracts are purchased in cash and amortized over the contract term. The Company does not hedge firm commitments beyond three years.

COMMODITY CONTRACTS

     Since the Company purchases commodities as raw materials, the Company is at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper and aluminum for anticipated manufacturing requirements, the Company may enter into commodity forward contracts to effectively fix the cost of the commodity to the Company. These contracts require cash settlement between the Company and its counterparty to coincide with cash market purchases of the actual commodity. Settlement proceeds or payments are recognized as an adjustment to the cost of the commodity purchased. The Company does not hedge firm commitments beyond three years.

The notional amount and estimated fair value of the Company's hedging contracts are as follows:

===============================================================================
(IN THOUSANDS)                                   1996               1995
                                           ----------------  ------------------
                                           NOTIONAL    FAIR  NOTIONAL    FAIR
-------------------------------------------------------------------------------
Foreign currency forward contracts         $48,314   $48,781  $27,875   $26,203
Commodity forward contracts                $60,270   $58,686       --        --
===============================================================================

                 (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)


OTHER FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

================================================================================
(IN THOUSANDS)                               1996                   1995
                                    --------------------   ---------------------
                                      CARRYING    FAIR      CARRYING       FAIR
--------------------------------------------------------------------------------
Cash and cash equivalents           $  11,470  $  11,470   $   8,838    $  8,838
Short-term borrowings                 128,461    128,461      86,108      86,108
Long-term debt:
 Senior notes at 6.75%                100,000     99,360     100,000     102,900
 Term loan at 4.87%                   100,000    107,892     100,000      99,811
 Other                                113,641    113,641     114,246     114,246
================================================================================

     The fair values of each of the Company's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity.

NOTE 3 - RECEIVABLES
     Receivables are as follows:

================================================================================
(IN THOUSANDS)                                                1996        1995
--------------------------------------------------------------------------------
Customers, trade                                           $ 530,555    $531,016
Other receivables                                             53,281      40,770
--------------------------------------------------------------------------------
                                                             583,836     571,786
Less allowance for doubtful accounts receivable               20,737      17,229
--------------------------------------------------------------------------------
     Net receivables                                       $ 563,099    $554,557
================================================================================

     At December 31, 1996 and 1995, $100 million was outstanding under an agreement whereby the Company sold a fractional interest in a defined pool of trade accounts receivable as discussed in note 9.

NOTE 4 - INVENTORIES
Inventories are classified as follows:

================================================================================
(IN THOUSANDS)                                                1996        1995
--------------------------------------------------------------------------------
Raw material                                               $ 178,771    $157,514
Work in progress                                             118,847     117,308
Finished goods                                               311,724     243,161
--------------------------------------------------------------------------------
     Total inventories                                     $ 609,342    $517,983
================================================================================

     Inventories valued under the LIFO method comprised approximately 40%, 33% and 51% of the December 31, 1996, 1995 and 1994 totals, respectively. Inventories, if valued at current cost, would have been greater by $14.1 million at December 31, 1996, $14.0 million at December 31, 1995 and $12.4 million at December 31, 1994.

NOTE 5 - PREPAYMENTS AND OTHER CURRENT ASSETS

     The components of prepayments and other current assets are summarized below:

================================================================================
(IN THOUSANDS)                                                1996        1995
--------------------------------------------------------------------------------
Deferred income tax assets                                 $  69,977    $ 65,264
Prepaid insurance                                             17,069      14,661
Other                                                         20,298      18,208
--------------------------------------------------------------------------------
     Total prepayments and other current assets            $ 107,344    $ 98,133
================================================================================

NOTE 6 - INVESTMENTS IN AFFILIATES

     The Company owns 50% or less of operations located in Egypt, Malaysia, the Middle East, Spain and the U.S. Operations more than 20% owned are generally accounted for using the equity method of accounting. Dividends received from affiliates carried at equity were $1.5 million in 1996, $0.6 million in 1995 and $1.0 million in 1994. Equity and cost investments are as follows:

================================================================================
(IN THOUSANDS)                                          1996              1995
--------------------------------------------------------------------------------
Investments carried on equity method                  $ 21,314          $ 15,803
Investments carried at cost                                891               891
--------------------------------------------------------------------------------
     Total investments in affiliates                  $ 22,205          $ 16,694
================================================================================

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT
     A summary of property, plant and equipment is as follows:

================================================================================
(IN THOUSANDS)                                          1996              1995
--------------------------------------------------------------------------------
Land                                                  $ 13,733           $ 9,862
Buildings                                              108,901            98,511
Machinery and equipment                                476,687           423,968
Construction in progress                                22,418            18,898
Capital leases                                          14,479            12,833
--------------------------------------------------------------------------------
                                                       636,218           564,072
Less accumulated depreciation                          275,786           231,984
--------------------------------------------------------------------------------
     Net property, plant and equipment                $360,432          $332,088
================================================================================

     Amortization of capital lease assets has been included in depreciation expense. Accumulated capital lease amortization was $3.1 million and $1.8 million at December 31, 1996 and 1995, respectively.

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses are as follows:

================================================================================
(IN THOUSANDS)                                          1996              1995
================================================================================
Accounts payable, trade and other                     $401,374          $457,563
Employee compensation, benefits and related accruals    98,160            95,391
Warranties and claims                                   38,988            34,227
Accrued insurance                                       16,811            26,008
Other accrued expenses                                  47,026            51,301
--------------------------------------------------------------------------------
     Total accounts payable and accrued expenses      $602,359          $664,490
================================================================================

NOTE 9 - NOTES PAYABLE AND LONG-TERM DEBT

     The Company's notes payable and long-term debt are as follows:

================================================================================
(IN THOUSANDS)                                          1996              1995
--------------------------------------------------------------------------------
Notes payable and current portion of long-term debt:
 Current portion of long-term debt                    $  6,402          $  7,109
 Bank loans                                            122,059            78,999
--------------------------------------------------------------------------------
     Total notes payable and current portion
      of long-term debt                               $128,461          $ 86,108
================================================================================
Long-term debt:
 Commercial Paper                                     $ 85,036          $ 44,790
 Term loan, 3.98% interest, due
   November 15, 1998                                     9,723            15,681
 Term loan, 4.87% interest, due
   December 14, 2000                                   100,000           100,000
 Senior notes, 6.75% interest, due
   March 2003                                          100,000           100,000
 Other, primarily foreign bank loans,
   at an average rate of 7.16%                          18,882            53,775
 -------------------------------------------------------------------------------
     Total long-term debt                             $313,641          $314,246
================================================================================

                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)


     The Company maintains a $350 million revolving credit facility pursuant to an Amended and Restated Credit Agreement (the Agreement) expiring on July 31, 2000. The facility was amended and restated on July 21, 1995. At December 31, 1996 and 1995, the Company could borrow $350 million. The Agreement provides for borrowings under the facility at LIBOR plus .20% or at specified bid rates. At December 31, 1996 and 1995, the LIBOR rate was 5.56% and 5.78%, respectively. A fee of .10% is paid on the facility. The Agreement, as amended, contains financial and operating covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur indebtedness, make investments and create or permit to exist certain liens.

     The Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $252.5 million and $266.8 million at December 31, 1996 and 1995, respectively, of which $121.1 million and $163.6 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates.

     The Company established a commercial paper facility with two dealers in November 1995. Commercial paper borrowings are expected to be reborrowed in the ordinary course of business. The interest rate on the commercial paper was 5.43% at December 31, 1996 and 5.88% at December 31, 1995.

     During 1995, the Company arranged two term loans denominated in foreign currencies. The Company borrowed $26.2 million with a final maturity on November 15, 1998 with an interest rate of 3.98%. The loan is repayable in four annual installments. On December 21, 1995, the Company borrowed $100 million with an interest rate of 4.87%, which matures on December 14, 2000. All principal and interest payments for the five-year term were swapped to U.S. dollars at inception. The term loan agreements contain financial and operating covenants that are equivalent to the covenants of the Company's Amended and Restated Credit Agreement.

     In July 1995, the Company registered $200 million in debt securities with the Securities and Exchange Commission. Under terms of the registration statement, the Company may offer and sell up to that amount of such securities from time to time at prices and terms to be determined at or prior to sale. No amounts of such debt securities were outstanding at December 31, 1996 and December 31, 1995.

     Under a receivables sales agreement, the Company sold a fractional ownership interest in a defined pool of trade accounts receivable for $100 million in 1996 and 1995. The sold accounts receivable are reflected as a reduction of receivables in the accompanying consolidated balance sheets. Under this agreement, the maximum amount of the purchasers' investment is currently $100 million and is subject to decrease based on the level of eligible accounts receivable and restrictions on concentrations of receivables. The discount rate on the receivables sold at December 31, 1996 and 1995 was approximately 5.40% and 5.76%, respectively.

     Annual principal payments on long-term debt are as follows for the fiscal years indicated:

================================================================================
(IN THOUSANDS)
--------------------------------------------------------------------------------
1997                                                                   $   6,402
1998                                                                      14,608
1999                                                                       2,080
2000                                                                     187,153
2001                                                                       2,167
Thereafter                                                               107,633
================================================================================

     Interest expense is net of interest income of $5.1 million in 1996, $3.3 million in 1995 and $2.0 million in 1994.

NOTE 10 - PROVISION FOR INCOME TAXES

     Income tax expense (benefit) consists of the following:

================================================================================
(IN THOUSANDS)                                      1996       1995       1994
--------------------------------------------------------------------------------
Current:
 U.S. Federal                                      $32,052   $(53,590)   $36,192
 State                                               1,762        653      2,904
 Non-U.S.                                           12,732     10,238     10,241
--------------------------------------------------------------------------------
  Total current                                     46,546     64,481     49,337
Deferred                                            10,008    (39,191)     5,340
--------------------------------------------------------------------------------
     Total provision for income taxes              $56,554   $(25,290)   $54,677
================================================================================

     Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income (loss) before income taxes as a result of the following:

================================================================================
(IN THOUSANDS)                                      1996       1995       1994
--------------------------------------------------------------------------------
Tax expense at statutory rate                      $ 71,562  $(24,774)  $50,556
Increase (decrease) resulting from:
 Equity in earnings of
   affiliates/minority interest                      (1,362)     (664)     (591)
 Taxes on foreign earnings                           (4,189)     4,324    1,603
 State income taxes - current                         1,145        425    1,888
 Purchase accounting adjustments (see note 17)       (1,839)    56,647    4,046
 State income taxes - deferred                        1,600     (6,451)     603
 Export incentives                                  (10,378)    (3,196)  (2,739)
 Other                                                   15     (1,021)    (689)
--------------------------------------------------------------------------------
     Total provision for income taxes              $ 56,554   $ 25,290  $54,677
================================================================================

     Deferred income tax expense (benefit) results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those temporary differences are presented below:

================================================================================
(IN THOUSANDS)                                      1996       1995       1994
--------------------------------------------------------------------------------
Excess of tax over book depreciation
 (including the deferred tax effect of the
 loss from impairment of long-lived
 assets in 1995)                                 $7,604    $(34,544)    $   221
Warranties and sales allowances                    (867)       (201)     (1,965)
Contingencies                                     4,620       4,153       3,253
Inventory reserves                               (4,121)       (589)        404
Compensation, vacation and employee benefits       (779)     (2,630)      3,624
Postretirement benefits                            (357)     (1,197)     (2,306)
Other                                             3,908      (4,183)      2,109
--------------------------------------------------------------------------------
     Deferred income tax provision (benefit)    $10,008    $(39,191)    $ 5,340
================================================================================

                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:

================================================================================
(IN THOUSANDS)                                                  1996       1995
--------------------------------------------------------------------------------
Deferred tax assets:
 Accounts receivable, principally due to allowance
 for doubtful accounts                                          $4,559    $3,641
 Inventories, including uniform capitalization                  18,550    13,272
 Compensated absences and benefits, principally
  due to accrual for financial reporting purposes                8,198     8,705
 Contingencies, due to accrual for financial reporting purposes  8,605    10,549
 Warranty reserves, due to accrual for
 financial reporting purposes                                   22,893    21,326
 Postretirement benefits                                        50,786    51,565
 Other                                                          19,929    12,858
--------------------------------------------------------------------------------
     Total gross deferred tax assets                           133,520   121,916
--------------------------------------------------------------------------------
Deferred tax liabilities:
 Plant and equipment, due to purchase accounting
  adjustments and differences in depreciation                   25,648    16,521
 Inventory, due to purchase accounting adjustments              15,145    14,958
 Other                                                           3,485     2,748
--------------------------------------------------------------------------------
  Total gross deferred tax liabilities                          44,278    34,227
--------------------------------------------------------------------------------
   Net deferred tax assets                                      $89,242  $87,689
================================================================================

     Based on the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the net deferred tax assets.

     The Internal Revenue Service (IRS) is currently examining the Federal tax returns for 1993 and 1994. The Company does not anticipate any material effect to the Company's financial statements as a result of the examinations. For the Federal income tax returns for 1987 through 1992, the Company has reached a settlement agreement with the IRS; this settlement did not have a material effect on the financial statements.

     Various state and foreign tax returns are under examination by the applicable authorities. The Company does not anticipate any material effect to the Company's financial statements resulting from these examinations.

     Domestic income taxes or foreign withholding taxes have not been provided on $68 million and $73 million of undistributed earnings of foreign subsidiaries and affiliates at December 31, 1996 and 1995, respectively. These earnings are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $2.9 million and $4.5 million of deferred income taxes, consisting of foreign withholding taxes, would have been provided at December 31, 1996 and 1995, respectively. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the U.S.

NOTE 11 - LEASE COMMITMENTS

     The Company has non-cancelable leases with terms exceeding one year. At December 31, 1996, rental amounts committed in future years are summarized as follows:

================================================================================
(IN THOUSANDS)                                                  OPERATING LEASES
--------------------------------------------------------------------------------
1997                                                                 $22,846
1998                                                                  13,264
1999                                                                   9,726
2000                                                                   6,809
2001                                                                   3,194
Thereafter                                                             1,494
--------------------------------------------------------------------------------
     Total                                                           $57,333
================================================================================

     Total rental expense was $30.4 million in 1996, $27.5 million in 1995 and $24.1 million in 1994.

NOTE 12 - RESEARCH AND DEVELOPMENT

     Total research and development costs charged to expense amounted to $28.0 million in 1996, $26.9 million in 1995 and $22.6 million in 1994.

NOTE 13 - CONTINGENT LIABILITIES

     It is the opinion of the Company's management and its general counsel that various claims and litigation in which the Company is currently involved have been adequately provided for or are covered by insurance and, therefore, the resolution of such matters will not materially affect the Company's financial position or future earnings.

     At December 31, 1996, $28.0 million in standby letters of credit and $59.6 million of performance guarantees issued for the account of the Company were outstanding. These items are expected to expire and be replaced with similar items in the normal course of the Company's business.

NOTE 14 - POSTRETIREMENT BENEFIT PLANS AND POSTEMPLOYMENT BENEFITS

     The Company has postretirement benefit plans for certain employees including pension plans and postretirement benefit plans other than pensions, including health and life insurance plans and other postemployment benefits as follows:

PENSIONS

     The Company and its subsidiaries have a number of noncontributory pension plans covering substantially all employees. Plans covering salaried and management employees provide pension benefits that are based on the employee's compensation during the several years before retirement. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. Contributions to the plans are based upon the projected unit credit actuarial funding method and are limited to amounts that are currently deductible for tax reporting purposes.

     The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets:

==========================================================================================================
(IN THOUSANDS)                                                        1996                    1995
                                                               ------------------      -------------------
                                                                FULLY       UNDER       FULLY      UNDER
                                                               FUNDED      FUNDED      FUNDED      FUNDED
                                                                PLANS       PLANS       PLANS      PLANS
----------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Vested benefit obligations                                   $(163,247)  $ (93,293)  $(155,907)  $(82,247)
===========================================================================================================
  Accumulated benefit obligations                             $(166,340)  $(103,781)  $(159,702)  $(91,185)
===========================================================================================================
Projected benefit obligations for service rendered to date    $(213,255)  $(109,590)  $(195,702)  $(96,680)
Plan assets at fair value                                       272,708      68,007     239,581     50,746
-----------------------------------------------------------------------------------------------------------
Projected benefit obligations less
 than (in excess of) plan assets                                 59,453     (41,583)     43,879    (45,934)
Prior service cost                                                1,693      11,566         160      6,681
Unrecognized net (gain) loss                                    (56,631)     (7,563)    (39,573)     1,268
-----------------------------------------------------------------------------------------------------------
(Accrued) prepaid pension cost included in liabilities        $   4,515   $ (37,580)  $   4,466   $(37,985)
===========================================================================================================

  Net periodic pension cost includes the following components:

======================================================================================
(IN THOUSANDS)                                            1996        1995       1994
--------------------------------------------------------------------------------------
Service cost - benefits earned during the period     $  13,289   $   9,690   $ 10,575
Interest cost on projected benefit obligations          21,497      19,766)    18,775
Actual return on plan assets                           (45,390)    (57,156)     4,383
Net amortization and deferral                           19,043      31,712    (27,608)
--------------------------------------------------------------------------------------
  Net periodic pension cost                          $   8,439   $   4,012   $  6,125
======================================================================================

                 (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)


     The weighted average discount rate was 7.5% and 7.25% as of December 31, 1996 and 1995, respectively, for substantially all plans. The rate of increase in future compensation used in determining the actuarial present value of the projected benefit obligation was 4.75% as of December 31, 1996 and 1995. The change in the actuarial assumptions for the discount rate had the effect of decreasing the projected benefit obligations by approximately $7.3 million. The related expected long-term rate of return on plan assets was 9.75% in 1996 and 1995. Unrecognized net gains and losses in excess of the corridor are amortized over an average of approximately 13 years, the estimated remaining service period of employees. Net assets of the pension trust consist primarily of stocks and debt securities.

     The Company has an unfunded supplemental benefit plan which was adopted in 1993 to provide certain senior management with supplemental retirement benefits. The provisions of SFAS 87, "Employers' Accounting for Pensions," require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefits in excess of plan assets.

     Salaried and eligible hourly employees of the Company may participate in the York International Corporation Investment Plan by contributing up to 16% of their earnings as pre-tax contributions. Beginning in 1990, the Company contributed 25% of the employee contribution up to a maximum Company contribution of 1% of earnings for all eligible employees. The Company's contributions were approximately $0.9 million in 1996, $0.9 million in 1995 and $0.7 million in 1994.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company has several postretirement health and life insurance plans covering certain employees who were hired before February 1, 1993, who retire under the normal, early or disability retirement provisions of one of the Company's domestic defined benefit pension plans and who have at least 10 years of service. Employees who retired prior to February 1, 1993 contribute to the cost of the plan, although the Company pays the major cost. Employees retiring after February 1, 1993 contribute to the cost of the plan based on an indexed service-related premium. Employees hired after February 1, 1993 are not eligible for the plan. The plan is not funded.

     The net periodic cost of postretirement benefits other than pensions is as follows:

===========================================================================================
(IN THOUSANDS)                                               1996       1995        1994
-------------------------------------------------------------------------------------------
Service cost                                                $2,326     $2,379      $2,312
Interest cost on accumulated postretirement
  benefit obligation                                         6,708      6,863       7,185
Net amortization and deferral                                  (46)       (34)        193
-------------------------------------------------------------------------------------------
 Net cost                                                   $8,988     $9,208      $9,690
===========================================================================================

 Accrued postretirement benefits other than pensions at December 31, 1996 and 1995 are as follows:

===========================================================================================
(IN THOUSANDS)                                                         1996        1995
-------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligations:
 Retirees                                                           $ (41,989)  $ (51,677)
 Active - fully eligible                                              (11,891)    (11,522)
 Active - other                                                       (33,969)    (35,193)
-------------------------------------------------------------------------------------------
  Total obligations                                                   (87,849)    (98,392)
 Unrecognized gain                                                    (17,518)     (1,770)
 Unrecognized prior service cost                                        1,445          --
-------------------------------------------------------------------------------------------
  Accrued cost of postretirement benefits
   other than pensions included in liabilities                      $(103,922)  $(100,162)
===========================================================================================

     The discount rate used to present value the obligations was 7.50% at December 31, 1996 and 7.25% at December 31, 1995. The change in the discount rate assumption decreased the accumulated postretirement benefit obligation by $3.2 million. The prescription plan was changed from a base major medical plan to a $15 prescription card plan increasing the accumulated post retirement benefit obligation by $1.4 million. For measurement purposes, a 12% annual rate of increase in the cost of covered health care benefits was assumed for 1995, 10% for 1996, 8% for 1997 and 1998, 6% for 1999 and 2000 and 5.5% for 2001 and
thereafter. A one
percentage point increase each year would increase the accumulated postretirement benefit obligation for health care benefits at December 31, 1996 by approximately $16.1 million, and the service and interest costs components of the net cost of postretirement benefits other than pensions for 1996 by approximately $1.9 million.

NOTE 15 - DOMESTIC AND FOREIGN OPERATIONS

     The Company is engaged in one principal industry - air conditioning and related equipment. The Company's customers are not concentrated in any specific geographic region, and no single customer accounts for a significant amount of the Company's sales. As of December 31, 1996 and 1995, the Company had no significant concentrations of credit risk. Information related to domestic and foreign operations is as follows:

===========================================================================================
(IN THOUSANDS)                                            1996        1995         1994
-------------------------------------------------------------------------------------------
Sales:
 United States                                         $2,022,581  $1,887,182   $1,599,393
 Canada                                                    54,186      43,712       30,054
 Europe                                                   612,884     592,867      477,108
 Other Non-United States                                  528,883     406,187      315,309
-------------------------------------------------------------------------------------------
                                                       $3,218,534  $2,929,948   $2,421,864
===========================================================================================
Sales or transfers between geographic areas:
 United States                                         $  321,168  $  282,405   $  202,652
 Europe                                                    83,411      63,145       28,070
 Other Non-United States                                   99,550      53,375       33,596
-------------------------------------------------------------------------------------------
                                                       $  504,129  $  398,925   $  264,318
===========================================================================================
Income (loss) from operations:
 United States                                         $  194,875  $  179,380   $  138,904
 Canada                                                     3,206       2,190          574
 Europe                                                    25,541      30,617       22,871
 Other Non-United States                                   14,762      10,616        9,618
 Impairment loss on long-lived assets (see note 17)            --    (244,473)          --
-------------------------------------------------------------------------------------------
                                                       $  238,384  $  (21,670)  $  171,967
===========================================================================================
Identifiable assets at end of year:
 United States                                         $1,345,104  $1,303,975   $1,138,166
 Canada                                                    20,131      17,701       14,235
 Europe                                                   411,450     389,342      288,106
 Other Non-United States                                  298,086     215,984      147,473
-------------------------------------------------------------------------------------------
                                                       $2,074,771  $1,927,002   $1,587,980
===========================================================================================

     Included in United States sales are export sales of $296.7 million in 1996, $289.3 million in 1995 and $243.0 million in 1994.

NOTE 16 - ACQUISITIONS

     On December 31, 1996, the Company acquired certain assets of Snomax located in Rochester, New York. Snomax develops, manufactures and sells ice-nucleating molecules which are catalysts in the snow-making process.

     On December 30, 1996, the Company formed a joint venture with a partner in Wuxi of the People's Republic of China (P.R.C.) for the manufacture of certain commercial air conditioning products in the P.R.C.

     On October 31, 1996, the Company acquired certain assets of Natkin Service Company (Natkin) located in Denver, Colorado. Natkin is an HVAC service company which complements the Company's current commercial service business in the U.S. The addition of Natkin expands the Company's service capabilities primarily in the Southwestern U.S.

                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)


     On July 31, 1996, the Company acquired the outstanding shares of Northfield Equipment and Manufacturing Company (NEMCO), located in Northfield, Minnesota. NEMCO designs and manufactures food processing freezing equipment.

     On July 29, 1995, the Company acquired the outstanding shares of Northfield Freezing Systems, Inc. (NFS), located in Northfield, Minnesota. NFS develops, designs, sells and services food processing freezing equipment.

     On July 5, 1995, the Company and a Thai partner formed a manufacturing joint venture in Thailand. The Company has a 67% interest in this joint venture which acquired the operating assets of the partner's existing facility. The venture produces residential air conditioning products for distribution primarily in markets outside of North America.

     On May 31, 1995, the Company acquired two divisions of Gram A/S, Gram Refrigeration and Gram Contractors, headquartered in Vojens, Denmark (Gram Divisions). The Gram Divisions develop, manufacture, sell and service components for industrial refrigeration worldwide.

     On May 25, 1995, the Company purchased an additional 20% interest in Taiwan-YORK Company, Inc. raising the Company's ownership from 40% to 60%.

     On May 3, 1995, Bristol Compressors, Inc., a subsidiary of York International Corporation, formed a partnership to operate a new joint venture for the development and production of scroll compressors. The joint venture, called Scroll Technologies, is a partnership that owns and operates a scroll compressor plant.

     On April 19, 1995, the Company formed a joint venture with a partner in Guangzhou of the People's Republic of China ("P.R.C.") which manufactures certain commercial air conditioning products in the P.R.C.

     On March 1, 1995, the Company acquired all of the capital stock of Evcon Holdings, Inc. (Evcon), a Delaware corporation, for approximately $165.2 million. Evcon designs, manufactures and supplies air conditioning, heating and air handling equipment for the residential, manufactured housing and light commercial markets. Evcon is based in Wichita, Kansas and maintains manufacturing facilities there. Evcon is the sole shareholder of Evcon Supply, Inc. with operations primarily in Canada. The Company is continuing to operate the acquired companies. The cost of the acquisition, which was accounted for as a purchase, was allocated on the basis of estimated fair values. This allocation resulted in approximately $98.7 million of cost in excess of net assets acquired. Such excess is being amortized on a straight-line basis over forty years. Evcon's results of operations have been included in the Company's consolidated results of operations since the acquisition date. The unaudited consolidated results of operations of the Company for 1995 and 1994 on a pro forma basis assuming Evcon was acquired as of the beginning of the respective periods are as follows:

================================================================================
(IN THOUSANDS, EXCEPT PER SHARE DATA)                      1995         1994
--------------------------------------------------------------------------------
  Net sales                                            $2,950,249   $2,602,789
  Net income (loss)                                       (96,315)      93,876
  Earnings (loss) per share                                 (2.37)        2.51
================================================================================

     In January 1995, the Company acquired the assets of Mining and Industrial Air Conditioning (Pty) Ltd. ("MIAC"), based in Johannesburg, South Africa. MIAC is a design engineering, supplier and service company to the mining and process refrigeration industries, as well as a supplier to air conditioning contractors. The Company also acquired a 50% interest in a joint venture with Compania Roca Radiadores S.A., located in Sabadell, Spain and known as Clima Roca York ("Roca"). Roca manufactures residential and commercial air conditioning products in Spain and distributes air conditioning products throughout Western Europe.

     During the first quarter of 1994, the Company's wholly-owned Italian subsidiary acquired certain assets of Seveso Clima SpA ("Seveso"), an Italian corporation. Seveso, based in Barlassina, Italy, designs, manufactures and supplies air conditioning, heating and air handling equipment to the commercial and residential markets throughout Europe.

     In addition during 1994, the Company acquired a 40,000 square foot manufacturing facility in Bogota, Colombia, which produces unitary air conditioners and fan coils. Also acquired during 1994 was a line of energy-efficient thermal transfer products for the industrial refrigeration industry from Rite Coils, Inc. The manufacturing line for this product was moved to the Company's manufacturing facility in Polo, Illinois.

     Except for the acquisition of Evcon, as to which pro forma information is set forth above, the effect on the Company's results of operations and financial position of the acquisitions and investments described in the preceding paragraphs is not significant.

NOTE 17 - IMPAIRMENT LOSS ON LONG-LIVED ASSETS

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of October 1, 1995. In connection therewith, for long-lived assets as to which actual operating cash results or forecasted cash flows indicate that the recoverability of the carrying amount of such assets may be impaired, the Company compared estimated expected future cash flows (undiscounted and without interest charges) identified with each long-lived asset or group thereof, as appropriate, to the carrying amount of such asset or group of assets. For purposes of such comparison, portions of unallocated excess of cost over net assets acquired were attributed to related long-lived assets and identifiable intangible assets, based upon the relative fair values of such assets at acquisition.

     The Company recognized an impairment loss of $244.5 million in 1995 for those long-lived assets or groups of assets where the sum of such estimated expected future cash flows (undiscounted and without interest) was less than the carrying amount of such assets or groups of assets, including attributed portions of unallocated excess cost over net assets acquired. SFAS 121 requires analysis of each item on an individual asset-by-asset basis, where applicable, versus the analysis of the aggregate asset value and aggregate cash flows previously used. The amount of the impairment loss is the excess of the carrying amount of the impaired asset over the fair value of the asset. Generally, fair value represents the Company's expected future cash flows from the use of the asset or group of assets, discounted at a rate commensurate with the risks involved.

NOTE 18 - STOCKHOLDERS' EQUITY

     The 1992 Employee Stock Purchase Plan authorizes the allocation of 1,500,000 shares of stock for the plan. The purchase price of the shares under the purchase plan is 85% of the lower of the fair market value of shares at the beginning of the period or end of the period. No compensation expense is recorded in connection with the plan. In 1996, 1995 and 1994, there were 188,123 shares, 198,481 shares and 211,714 shares, respectively, purchased by employees at a price of $39.95 per share, $31.39 per share and $29.54 per share, respectively.

     During March 1995, the Stockholders approved an amendment to the 1992 Omnibus Stock Plan. The amended and restated 1992 Omnibus Stock Plan authorizes the issuance of up to 3,000,000 shares of the Company's common stock as stock options or restricted share awards, of which up to 3% of the total outstanding shares are available for restricted share awards. The exercise price of stock options granted under this plan are not less than the fair market value of the shares on the date the option is granted. The restricted shares are granted at a price determined by the Board of Directors. In 1996 and 1995, under the 1992 Omnibus Stock Plan, key employees were awarded 2,000 and 22,500 shares, respectively, of restricted stock generally vesting over five years. Accordingly, unearned compensation of $0.9 million was recorded as a charge to equity in 1995 which is being amortized over the vesting period.

     In 1989, the Company adopted a management equity plan whereby restricted stock may be awarded under Executive Stock Agreements and stock options may be granted under the 1989 Stock Option Plan to key employees.

     Changes in the number of shares under the stock option plans are as follows:

==============================================================================================
                                     1996                   1995                  1994
                             --------------------   --------------------  --------------------
                                         WEIGHTED              WEIGHTED              WEIGHTED
                                         AVERAGE               AVERAGE               AVERAGE
                                         EXERCISE              EXERCISE              EXERCISE
                               SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
----------------------------------------------------------------------------------------------
Outstanding, January 1,      1,976,778     $35.14  1,463,522     $31.92  1,060,100     $27.19
 Granted                       818,390      46.91    668,100      38.60    499,500      38.93
 Exercised                    (404,017)     29.97   (138,509)     17.69    (65,738)      5.92
 Canceled                      (25,292)     46.68    (16,335)     35.82    (30,340)     38.43
----------------------------------------------------------------------------------------------
Outstanding, December 31,    2,365,859      39.97  1,976,778      35.14  1,463,522      31.92
==============================================================================================
Exercisable, December 31,    1,551,061     $36.45  1,305,878     $33.37    968,622     $28.32
==============================================================================================
Available, December 31,        389,416             1,184,514               458,779
==============================================================================================

                 (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)


     The exercise price of options outstanding and those exercised under the stock option plans is $0.24 per share for 1991, $31.75 to $33.75 per share for 1992, $34.25 to $40.00 per share for 1993, $35.75 to $39.00 per share for 1994,
$38.25 to $46.00 per share for 1995, and $46.00 to $54.875 per share for 1996 grants.

     In 1993, the Board of Directors authorized the Company to purchase up to 3,100,000 shares of its Common Stock over the four subsequent years to fund the Company's 1992 Employee Stock Purchase Plan and 1992 Omnibus Stock Plan. The stock purchases were made from time to time in the open market and the authorization expired in August 1996. During 1996, no shares were repurchased under the program. In 1995 and 1994, 500 shares and 320,700 shares, respectively, were purchased under this program.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Company's other stock option and employee stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share data):

================================================================================
                                                            1996       1995
--------------------------------------------------------------------------------
Net earnings (loss) - as reported                        $147,909   $ (96,072)
Net earnings (loss) - pro forma                           137,765    (102,739)
Earnings (loss) per share - as reported                      3.37       (2.36)
Earnings (loss) per share - pro forma                        3.13       (2.53)
================================================================================

     The per share weighted average fair value of the options granted during 1996 and 1995 is estimated as $18.30 and $16.07, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield .1%, volatility of 18.6% and 19.2% in 1996 and 1995, risk-free interest rate of 6.4% and 7.2% in 1996 and 1995, and an expected life of 7 years.

     Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation costs for stock options granted prior to January 1, 1995 is not reflected in the pro forma net income amounts presented above because compensation cost for options granted prior to January 1, 1995 is not considered. The effects of applying SFAS No. 123 for disclosing compensation costs under such pronouncement may not be representative of the effects on reported net income for future years.


NOTE 19 - STATEMENT OF CASH FLOW INFORMATION

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

================================================================================
(IN THOUSANDS)                                    1996        1995       1994
--------------------------------------------------------------------------------
Cash paid during the year for:
 Interest                                       $34,454     $44,000    $30,397
 Income taxes                                    46,683      47,567     48,076
================================================================================

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

  Acquisitions in which liabilities were assumed are as follows:

================================================================================
(IN THOUSANDS)                                    1996        1995       1994
--------------------------------------------------------------------------------
Fair value of assets acquired                  $ 23,336   $ 362,973   $ 86,586
Less cash paid                                  (16,468)   (288,173)   (45,674)
--------------------------------------------------------------------------------
 Liabilities assumed                           $  6,868   $  74,800   $ 40,912
================================================================================

                   SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

===========================================================================================
(IN THOUSANDS,                 FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
 EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------------------
1996
 Net sales                          $728,165        $861,662       $787,303       841,404
 Gross profit                        153,222         194,397        168,817       169,421
 Net income                           23,965          45,853         38,839        39,252
 Earnings per common share               .55            1.05            .88           .89
1995
 Net sales                          $604,304        $775,034       $718,956       831,654
 Gross profit                        130,082         174,262        153,753       171,282
 Net income (loss)                    18,780          35,553         29,950      (180,355) /(a)/
 Earnings (loss) per common share        .50             .91            .70         (4.22) /(a)/
===========================================================================================

/(a)/ After the impairment loss recorded in the fourth quarter
      (see note 17 to the consolidated financial statements)

TRADING AND DIVIDEND INFORMATION

===================================================================================
                                                                      Dividends
                                             High            Low       Declared
-----------------------------------------------------------------------------------
1996
 Fourth quarter                            $ 56 1/4       $ 47 3/8         $.09
 Third quarter                               51 7/8         44 3/4          .09
 Second quarter                              53 5/8         46 3/4          .09
 First quarter                               49 5/8         44 5/8          .09
1995
 Fourth quarter                            $ 47 1/8       $ 40 1/8         $.06
 Third quarter                               48 1/2         41 3/8          .06
 Second quarter                              45 1/4         38 1/8          .06
 First quarter                               39 3/4         34 1/8          .06
===================================================================================