Form 10-K, Exhibit 13
period 1997-12-31
YORK INTERNATIONAL CORP /DE/
filed 1998-03-27
CIK 842662

                                                                      EXHIBIT 13




                        YORK INTERNATIONAL CORPORATION

                       GENERAL AND FINANCIAL INFORMATION


                                     1997

                                      al

                                    CONTENTS

DESCRIPTION OF BUSINESS.................................................   a3
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA............................   a4
MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS.............................   a5
AUDITORS' REPORT........................................................   a5
MANAGEMENT'S DISCUSSION AND ANALYSIS....................................   a6
FINANCIAL STATEMENTS....................................................  a12
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............................  a16
SUMMARY OF QUARTERLY RESULTS............................................  a29
TRADING AND DIVIDEND INFORMATION........................................  a29
DIRECTORS AND OFFICERS..................................................  a30
INVESTOR AND STOCKHOLDER INFORMATION....................................  a31
CORPORATE DATA..........................................................  a31

                                      a2

                            DESCRIPTION OF BUSINESS


GENERAL

The Company is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) products. The Company believes it is the third largest manufacturer and marketer of such products in the United States and one of the leading companies in the HVAC&R industry internationally. The Company's air conditioning systems range from a one ton* unit for a small residence to the 59,000 ton system installed in the New York World Trade Center. In 1997 the Company's products were sold in over 100 countries through over 750 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Cape Canaveral, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the National Library Complex in Beijing, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Exposition Centre and the Lantau Airport Railway System in Hong Kong.

The Company was founded in 1874 in York, Pennsylvania. From 1956 until 1986 the Company was a part of Borg-Warner Corporation ("Borg-Warner"). In 1986 it was spun off to Borg-Warner shareholders and became an independent, publicly held company. In 1988 the Company was purchased in a leveraged buyout by a corporation organized by affiliates of Citicorp Investments Inc. ("CII") and two investors (the "Acquisition"). In October 1991, the Company completed an initial public offering of its Common Stock and in 1992 CII and the other non-management investors in the Acquisition sold their remaining shares in a public offering.

Headquartered in York, Pennsylvania, the Company has manufacturing facilities in 13 states and 13 foreign countries. As of December 31, 1997, the Company employed approximately 20,270 people worldwide.

Unless the context otherwise requires, the terms "Company" and "York" refer to the Company and its consolidated subsidiaries. The Company's principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and its telephone number is (717) 771-7890.

PRODUCTS AND MARKETS

All of the Company's products are in the heating, ventilating, air conditioning and refrigeration (HVAC&R) industry and the Company operates solely in this industry. Within HVAC&R, the Company's products fall into three general categories. The first is Engineered Systems products, consisting of heating, air conditioning and thermal storage equipment designed for commercial applications in retail stores, office buildings, shopping malls, manufacturing facilities, hospitals, universities, airports and marine vessels. The second is Unitary products, consisting of air conditioning and furnace units and hermetic and scroll compressors designed for use in residential and light commercial applications. The third is Refrigeration products, including commercial and industrial refrigeration and gas compression equipment, designed for the food, beverage, chemical and petrochemical processing industries. Like engineered systems products, the Company's refrigeration and gas compression equipment is designed specifically for the customer's needs and applications.

__________________
* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

                                      a3
financial information


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
--------------------------------------------

(in thousands, except per share data and other information)       1997         1996         1995         1994          1993
===========================================================================================================================
Statement of Operations Data:
   Net sales                                                $3,193,657    3,218,534    2,929,948    2,421,864     2,031,949
   Gross profit                                                636,226      685,857      629,379      508,660       438,832
   Income from operations before
     impairment loss on long-lived assets                      114,002      238,384      222,803      171,967       149,127
   Impairment loss on long-lived assets (b)                         --           --      244,473           --            --
   Interest expense, net                                        40,876       34,544       41,412       29,188        23,495
   Income (loss) before income taxes
     and accounting changes                                     78,468      204,463      (70,782)     144,447       127,182
   Provision for income taxes                                   31,075       56,554       25,290       54,677        51,720
   Income (loss) before accounting changes                      47,393      147,909      (96,072)      89,770        75,462
   Net income (loss) (a) (b)                                    47,393      147,909      (96,072)      89,770         5,211

   Basic earnings (loss) per share of common stock:
     Income (loss) before accounting changes                      1.11         3.43        (2.38)        2.43          2.01
     Cumulative effect of changes
       in accounting methods (a)                                    --           --           --           --         (1.87)
     Net income (loss)                                            1.11         3.43        (2.38)        2.43          0.14
   Diluted earnings (loss) per share of common stock:
     Income (loss) before accounting changes                      1.10         3.37        (2.38)        2.40          2.01
     Cumulative effect of changes
       in accounting methods (a)                                    --           --           --           --         (1.87)
     Net income (loss)                                            1.10         3.37        (2.38)        2.40          0.14

   Cash dividends per share                                       0.48         0.36         0.24         0.16          0.08

   Weighted average common shares outstanding
     Basic                                                      42,550       43,136       40,321       36,901        37,529
     Diluted                                                    43,040       43,950       40,321       37,397        37,614
   Capital expenditures                                     $   66,854       73,576       66,242       81,625        30,621
   Depreciation and amortization                                52,776       48,581       42,841       34,030        31,337
   Amortization of deferred charges                             15,978       18,410       18,643       15,635        12,672

Balance Sheet Data:
   Working capital                                          $  535,123      524,143      393,063      236,443       181,076
   Total assets                                              1,996,298    2,074,771    1,927,002    1,587,980     1,335,181
   Long-term debt                                              452,344      313,641      314,246      280,627       204,105
   Stockholders' equity                                        646,285      780,377      624,814      526,930       456,967

Other Information:
   Employees                                                    20,270       20,100       19,000       15,900        13,800
   Backlog (in thousands)                                   $  834,466      845,076      868,640      778,700       696,900
   Total debt as a percent of total capital                      44.7%        36.2%        39.1%        39.8%         37.7%
   Current ratio                                                  1.78         1.68         1.50         1.39          1.35
   Book value per share                                     $    15.91        17.89        14.51        14.03         12.25
---------------------------------------------------------------------------------------------------------------------------

(a) Effective January 1, 1993, the Company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits resulting in a cumulative effect charge of $70.3 million.
(b) In 1995, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," resulting in a charge of $244.5 million to operations.


                                      a4

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS
-------------------------------------------

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


/s/ Robert N. Pokelwaldt                        /s/ Dean T. DuCray


Robert N. Pokelwaldt                             Dean T. DuCray
Chairman of the Board and                        Vice President and
Chief Executive Officer                          Chief Financial Officer


February 10, 1998


INDEPENDENT AUDITORS' REPORT
----------------------------

To the Board of Directors and Stockholders, York International Corporation:

We have audited the accompanying consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of York International Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in note 17 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective October 1, 1995.

/s/ KPMG Peat Marwick LLP

Harrisburg, Pennsylvania
February 10, 1998

                                      a5

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
------------------------------------------------------------------------
OPERATIONS
----------

The following table sets forth revenue by product and geographic market:


(in thousands)                               1997          1996         1995
================================================================================

Engineered Systems products            $1,370,983    $1,313,587   $1,182,624(a)
Unitary products                        1,394,142     1,417,007    1,212,620(a)
Refrigeration products                    428,532       487,940      534,704(a)
--------------------------------------------------------------------------------
    Total revenue                      $3,193,657    $3,218,534   $2,929,948
--------------------------------------------------------------------------------

U.S.                                          58%           54%          55%
International                                 42%           46%          45%
--------------------------------------------------------------------------------
    Total                                    100%          100%         100%
--------------------------------------------------------------------------------

(a) The 1995 revenue by product is estimated to represent the management reorganization by product in 1997 and 1996.


RESULTS OF OPERATIONS

1997 As Compared With 1996

Net sales for the year ended December 31, 1997, decreased 0.8% to $3,193.7 million from $3,218.5 million for 1996. (See table above which shows revenue by product and geographic market, and note 15 to the consolidated financial statements, which gives additional information on geographic distribution.) Revenues increased in the Company's Engineered Systems product group and decreased in the Unitary and Refrigeration product groups. Order backlog at December 31, 1997, was $834.5 million compared to $845.1 million as of December 31, 1996.

Engineered Systems products revenue increased 4.4% primarily due to increased
---------------------------
volume in the domestic equipment business; the acquisition of Pace and Gamewell; continued international expansion in Latin America and the Peoples Republic of China; and the introduction of new products. The increase was partially offset by a weak domestic retrofit and replacement chiller market and weakness in the Southeast Asian markets. Backlog increased $30.1 million, or 6.7%, to $477.2 million as a result of strong domestic orders, partially offset by decreased backlog in Asia due to poor economic conditions.

Unitary products revenue decreased 1.6% due to lower-than-average temperatures
----------------
in North America and Europe and excess inventory levels in the industry at the beginning of the year. This decrease was partially offset by continued Latin American growth due to expanded distribution. Backlog decreased $14.8 million, or 6.3%, to $220.6 million as a result of lower orders for domestic Unitary products.

Refrigeration products revenue decreased 12.2% due to the sale of the German
----------------------
Commercial Refrigeration business in the second quarter of 1997. This decrease was partially offset due to continued Latin American growth. The year-over-year revenue performance was consistent in all other areas of the world. Backlog decreased $25.9 million, or 15.9%, to $136.7 million as a result of the sale of the German Commercial Refrigeration business and poor economic conditions in Asia, particularly Southeast Asia.

From a geographic perspective, domestic revenue increased 6.5% to $1,838.9 million and international revenue decreased by 9.3% to $1,354.8 million.

The Company recorded the following non-recurring items during 1997: a charge of $13.4 million (recorded in the first quarter) for the costs to close the Houston manufacturing facility and downsize the German operations, a gain of $6.0 million (recorded in the third quarter) on the sale of an investment in an Egyptian air conditioning company, and a charge of $62.1 million (recorded in the fourth quarter) for profit improvement initiatives. As part of the Company's profit improvement initiatives, actions are being taken to rationalize global capacity by closing and streamlining operations, and also to rationalize global distribution and products. The Company expects these actions to increase profitability, strengthen its position in the marketplace and reduce its overall cost structure. The total of these charges was recorded as $28.1 million to Cost of Goods Sold, $45.9 million to Selling, General and Administrative expenses and a gain of $4.5 million to affiliates' earnings.

Gross profit in 1997 decreased 7.2% to $636.2 million (19.9% of sales) from $685.9 million (21.3% of sales) for 1996. The impact of the non-recurring charges accounted for over one-half of the reduction in gross profit and gross profit margin percentage during 1997.


                                      a6

Engineered Systems products margins decreased due to lower volume of large
---------------------------
chiller systems and lower volume of higher margin replacement and retrofit orders in the U.S. market.

Unitary products margins decreased due to lower-than-expected volume in the
----------------
Unitary products OEM factories and lower-than-expected volume in Europe.

Refrigeration products margins increased due to better overall plant performance
----------------------
and the impact of the sale of the Commercial Refrigeration business in Germany.

Selling, General and Administrative expenses (SG&A) increased 16.7% to $522.2 million in 1997 (16.4% of sales) from $447.5 million (13.9% of sales) in 1996. The absolute dollar increase was primarily due to the impact of the non-recurring charges. Other factors contributing to the increases include the cost of continued investment in distribution in growing markets, specifically Asia and Latin America, increased research and development spending, costs associated with new product introductions and inflation. Lower-than-anticipated revenues impacted the increases in SG&A as a percent of sales. The Company intends to continue to expand and strengthen its distribution in areas which will benefit future growth.

Net interest expense increased to $40.9 million in 1997 from $34.5 million in 1996, due to both higher average interest rates and higher average borrowing levels.

Provision for income taxes of $31.1 million for the year ended December 31, 1997, relates to both U.S. and non-U.S. operations. The effective rate is 39.6%, which is a significant increase over 1996 primarily due to the impact of the $62.1 million fourth quarter charge which included components for which no deferred tax benefits were recorded. The 1997 effective tax rate excluding the impact of the $62.1 million non-recurring charge is consistent with expected rates. If enacted tax rates remain unchanged, the Company's worldwide effective tax rate for 1998 is expected to be less than the federal statutory rate of 35%.

Net income, as a result of the above factors, was $47.4 million in 1997 as compared to $147.9 million in 1996.


1996 As Compared With 1995

Net sales for the year ended December 31, 1996, increased 9.8% to $3,218.5 million as compared to $2,929.9 million for the year ended December 31, 1995. Revenues increased due to increased volume in the Engineered Systems equipment business, international expansion, favorable market conditions in the international marketplace, and the introduction of new products which was partially offset by a flat domestic retrofit and replacement chiller market. Total domestic revenue increased 8.0% to $1,726 million in 1996 due to the strength of the Engineered System equipment performance and the domestic refrigeration market. International revenue increased by 12.1% to $1,493 million in 1996 as a result of strong markets in Latin America and the Asia-Pacific region, partially offset by flat year-over-year performance in Europe.

Gross profit in 1996 increased 9.0% to $685.9 million (21.3% of sales) as compared to $629.4 million (21.5% of sales) for 1995. The gross profit margin percentage reduction during 1996 was primarily the result of lower-than-expected performance of the refrigeration manufacturing plants, reduced refrigeration selling margins in Europe, excess manufacturing costs of absorption chillers in the Houston facility due to low volumes, inflationary cost increases partially offset by realized price increases, cost reductions and new products.

SG&A expenses increased to $447.5 million in 1996 (13.9% of sales) from $406.6 million (13.9% of sales) in 1995. The increase was primarily due to the costs of infrastructure investment in growing markets, specifically Asia (People's Republic of China) and Latin America (Brazil and Argentina), increased research and development spending, costs associated with new product introductions and inflation. These increased costs were partially offset by leveraging expenses against higher sales.

Income from operations before impairment loss on long-lived assets increased 7.0% to $238.4 million in 1996 as compared to $222.8 million for 1995. During 1995, the Company adopted SFAS 121, resulting in a charge of $244.5 million to operations.

Net interest expense decreased to $34.5 million in 1996 from $41.4 million in 1995, as a result of both lower average interest rates and decreased borrowings.

                                      a7

Provision for income taxes of $56.6 million for the year ended December 31, 1996, relates to both U.S. and non-U.S. operations. The 1996 effective tax rate of 27.7% benefited significantly from increased export incentives and foreign tax credit refunds which were the result of significant tax planning efforts and studies of the Company's tax reporting procedures allowing the Company to take advantage of additional foreign tax credits and incentive opportunities, resulting in amendments to prior returns.

Net income, as a result of the above factors, was $147.9 million in 1996 as compared to a loss of $96.1 million in 1995.


LIQUIDITY AND CAPITAL RESOURCES

Working capital requirements are generally met through a combination of internally generated funds, bank lines of credit, commercial paper issuances, financing of trade receivables and credit terms from suppliers which approximate receivable terms to the Company's customers. The Company believes that these sources, including its bank lines of credit under the Amended and Restated Credit Agreement, will be sufficient to meet working capital needs during 1998. Additional sources of working capital include customer deposits and progress payments.

The Company had working capital of $535.1 million and $524.1 million as of December 31, 1997 and 1996, respectively. Accounts receivable decreased in 1997 due to lower fourth quarter sales volume and better collection results. Inventory levels were lower at December 31, 1997, than at December 31, 1996, because of efforts to reduce inventory levels in all product groups. The current ratio was 1.78 at December 31, 1997, as compared to 1.68 for 1996.

Long-term indebtedness was $452.3 million at December 31, 1997, primarily consisting of borrowings under commercial paper, bank lines and the $100 million senior notes. As of December 31, 1997, there were no borrowings under the revolving credit facility.

At December 31, 1997, the Company maintained a $500 million Amended and Restated Credit Agreement (the Agreement) expiring on July 31, 2002. The Agreement was amended and restated May 1, 1997. At December 31, 1997, the Company could borrow $500 million. The Agreement provides for borrowings under the facility at LIBOR plus .16% or at specified bid rates. At December 31, 1997, the LIBOR rate was 5.75%. A fee of .09% is paid on the facility. The Agreement, as amended, contains financial and operating covenants requiring the Company to maintain certain financial ratios and standard provisions limiting leverage, investments and liens.

The Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provide for borrowings of $245.2 million and $252.5 million at December 31, 1997 and 1996, respectively, of which $175.5 million and $121.1 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates.

Commercial paper borrowings are expected to be reborrowed in the ordinary course of business. The interest rate on the commercial paper was 5.84% and 5.43% as of December 31, 1997 and 1996, respectively.

During the second quarter of 1997, the Company arranged four separate unsecured bank lines similar to commercial paper. These bank lines provide for total borrowings of $295 million which are expected to be reborrowed in the ordinary course of business. At December 31, 1997, the Company had $169.8 million outstanding under these bank lines. The average rate on the bank lines was 5.92% at December 31, 1997.

The $100 million of senior notes bear interest at a 6.75% fixed rate and are due March 2003.

During 1995, the Company arranged two term loans denominated in foreign currencies. The Company borrowed $26.2 million with a final maturity on November 15, 1998, and an interest rate of 3.98%. The loan is repayable in four annual installments. On December 21, 1995, the Company borrowed $100 million with an interest rate of 4.87%. This loan was repaid in total in June 1997. The remaining term loan agreement contains financial and operating covenants that are equivalent to the covenants of the Company's Amended and Restated Credit Agreement.

The Company sold a fractional ownership interest in a defined pool of trade accounts receivable for $100 million in 1997 and 1996. The discount rate on the accounts receivable sold at December 31, 1997 and 1996 was approximately 5.78% and 5.40%, respectively.

                                      a8

In July 1995, the Company registered $200 million in debt securities with the Securities and Exchange Commission. Under terms of the registration statement, the Company may offer and sell up to that amount of such securities from time to time at prices and terms to be determined at or prior to sale. No amounts of such debt securities are outstanding at December 31, 1997.

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

In the ordinary course of business, the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company uses these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. The Company utilizes over-the-counter as opposed to exchange traded instruments. The Company mitigates the risk that counterparties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions. Financial instruments are more fully discussed in note 2 to the consolidated financial statements.

Capital expenditures for expanded capacity, cost reductions and the introduction of new products during 1997 were $66.9 million as compared to $73.6 million in 1996. Capital expenditures during 1998 are anticipated to be lower than 1997's expenditures, and they are expected to be in excess of annual depreciation and amortization. These expenditures will be funded from a combination of operating cash flows and availability under the revolving credit facility.

Cash dividends of $0.48 per share were paid on common stock in 1997. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

Employee stock plans include the 1992 Employee Stock Purchase Plan which authorizes the allocation of 1,500,000 shares of stock for the Plan and the Amended and Restated 1992 Omnibus Stock Plan which authorizes the issuance of up to 4,380,000 shares of the Company's common stock as stock options or restricted share awards. Approximately 884,000 shares remained available for grant at December 31, 1997, under the Plans.

During 1997, the Board of Directors authorized the Company to purchase up to 6.0 million shares of its common stock. Such stock purchases may be made from time to time in the open market and by privately negotiated transactions. During 1997, the Company re-purchased 3,413,200 shares for $152.8 million under the Plan. The share repurchase program is used to offset the dilutive effect of new options granted and exercised.

Company management believes that these employee stock plans provide valuable incentives to a broad range of York employees by giving them a direct equity interest in the Company. Company management further believes that funding the required shares through share repurchases will mitigate the dilutive impact such employee plans would otherwise have.


INFLATION

Management does not believe inflation has had a significant impact on the Company's results of operations for the periods presented. Although the Company was not able to totally offset the effect of inflation through price increases in 1997, management believes that, to the extent inflation affects the costs of the Company in the future, the Company can generally offset the net effect of inflation and maintain operating margins through increases in the prices of its products and services and continued cost reductions.


CYCLICALITY

Exposure to cyclicality in the new construction market is mitigated by the Company's emphasis on the service, repair and replacement market and participation in the refrigeration market, each of which is less cyclical. As the installed base of heating, air conditioning and refrigeration equipment has grown and aged, the Company has begun to derive a significant portion of its

                                      a9
revenue from the service, repair and replacement market. In 1997, 1996 and 1995, respectively, on a worldwide basis, service, repair and replacement revenue accounted for an estimated 41%, 49% and 50% of the Company's total sales, while new construction sales accounted for the remaining 59%, 51% and 50%. The Company expects growth in the service, repair and replacement market over the next several years to outpace growth in the new construction market.


SEASONALITY

Sales of the Company's Unitary products equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. Demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. Requirements for service and repair parts for Engineered Systems products also increase during summer months. The Company provides incentives for distributors to purchase products in advance of seasonal sales. These incentives, together with advance production schedules, reduce the impact of seasonal fluctuations on the Company's sales of residential equipment. The overall effect of seasonality is also dampened by the Company's Engineered Systems and Refrigeration products, for which demand is not as seasonal.


YEAR 2000

Management has initiated an enterprise-wide program to prepare the Company's computer systems and applications for the year 2000. The Company expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare systems and applications for the year 2000. The cost of testing and conversion of systems and applications will not have a material affect on the Company's results of operations or financial position. A significant proportion of these costs are not likely to be incremental costs to the Company, but rather will represent the redeployment of existing information technology resources or be a component of planned system improvements.


MANUFACTURING OPERATIONS

In February 1998, an explosion occurred at the Company's Grantley facility which primarily manufactures Engineered Systems products. Certain fabrication and assembly areas were affected and must be rebuilt. The Company is adequately insured and the net financial impact of the incident will not be material to the Company's results of operations or financial position.


NEW ACCOUNTING STANDARDS

In January 1997, the Securities and Exchange Commission amended regulations and forms, including Regulation S-X and S-K, to clarify and expand existing disclosure requirements about accounting policies for certain derivative instruments, and to add new disclosure requirements about the risk of loss from changes in market rates or prices which are inherent in derivatives. The Company's disclosures in its annual report on Form 10-K conform to the disclosure requirements set forth in the amended regulations. Adoption by the Company of the disclosure requirement relating to risk of loss, which requirements are effective for fiscal years ending after June 15, 1998, are not expected to have a material effect on the Company's financial statements.

In June 1997, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information." In January 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These statements establish standards for reporting and display of comprehensive income and its components and for reporting information about business segments and products in financial statements and establish new disclosure requirements relating to pension and other postretirement benefits.
These pronouncements are effective for years beginning after December 15, 1997.

Adoption of these statements is not expected to have a material effect on the Company's financial statements.


                                      a10

FORWARD-LOOKING INFORMATION - RISK FACTORS

To the extent the Registrant has made "forward-looking statements," certain risk factors could cause actual results to differ materially from those anticipated in such forward-looking statements. Unseasonably cool spring or summer weather in the northeastern United States or in Europe could adversely affect the Registrant's residential air conditioning business, as could a failure to reduce manufacturing costs in its manufacturing facilities. The Engineered Systems air conditioning business could be affected by a slowdown in the large chiller market and by the level of CFC retrofits. Overall anticipated performance of the Registrant could be affected by any serious economic downturns in the United States, Europe, Latin America or Asia.


                                      a11

CONSOLIDATED BALANCE SHEETS
---------------------------

                                                                            December 31
(in thousands)                                                          1997          1996
==========================================================================================
ASSETS
Current assets:
   Cash and cash equivalents                                       $  12,228    $   11,470
   Receivables                                                       555,830       563,099
   Inventories                                                       541,114       609,342
   Prepayments and other current assets                              112,448       107,344
--------------------------------------------------------------------------------------------
     Total current assets                                          1,221,620     1,291,255
--------------------------------------------------------------------------------------------
Deferred income taxes                                                 21,869        19,265
Unallocated excess of cost over net assets acquired                  343,854       350,370
Investments in affiliates                                             17,660        22,205
Property, plant and equipment, net                                   368,642       360,432
Deferred charges and other assets                                     22,653        31,244
--------------------------------------------------------------------------------------------
     Total assets                                                 $1,996,298    $2,074,771
--------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable and current portion of long-term debt            $   69,438    $  128,461
   Accounts payable and accrued expenses                             601,573       602,359
   Income taxes                                                       15,486        36,292
--------------------------------------------------------------------------------------------
     Total current liabilities                                       686,497       767,112
--------------------------------------------------------------------------------------------
Warranties                                                            36,280        33,135
Long-term debt                                                       452,344       313,641
Postretirement benefit liabilities                                   133,294       128,411
Other long-term liabilities                                           41,598        52,095
Stockholders' equity:
   Common stock $.005 par value; 200,000 shares authorized;
     Issued 44,057 shares in 1997 and 43,720 shares in 1996              220           219
   Additional paid in capital                                        679,180       667,775
   Retained earnings                                                 173,375       146,331
   Currency translation adjustment                                   (47,100)      (23,478)
   Treasury stock, at cost; 3,429 shares in 1997 and
     98 shares in 1996                                              (153,425)       (3,875)
   Unearned compensation                                              (5,965)       (6,595)
--------------------------------------------------------------------------------------------
     Total stockholders' equity                                      646,285       780,377
--------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                   $1,996,298    $2,074,771
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                      a12

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------



                                                                               Years Ended December 31
                                                                               -----------------------
(in thousands, except per share data)                                     1997         1996          1995
===========================================================================================================
Net sales                                                           $3,193,657   $3,218,534    $2,929,948
Cost of goods sold                                                   2,557,431    2,532,677     2,300,569
-----------------------------------------------------------------------------------------------------------
   Gross profit                                                        636,226      685,857       629,379
Selling, general and administrative expenses                           522,224      447,473       406,576
-----------------------------------------------------------------------------------------------------------
   Income from operations before impairment
      loss on long-lived assets                                        114,002      238,384       222,803
Impairment loss on long-lived assets                                        --           --       244,473
-----------------------------------------------------------------------------------------------------------
   Income (loss) from operations                                       114,002      238,384       (21,670)
Interest expense, net                                                   40,876       34,544        41,412
Equity in (earnings) losses of affiliates                               (5,342)        (623)        7,700
-----------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                                    78,468      204,463       (70,782)
Provision for income taxes                                              31,075       56,554        25,290
-----------------------------------------------------------------------------------------------------------
   Net income (loss)                                                $   47,393   $  147,909    $  (96,072)
-----------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share                                     $     1.11   $     3.43    $    (2.38)

Diluted earnings (loss) per share                                         1.10         3.37         (2.38)
-----------------------------------------------------------------------------------------------------------

Weighted average common shares and common equivalents outstanding:
     Basic                                                              42,550       43,136        40,321
     Diluted                                                            43,040       43,950        40,321
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                      a13

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------


                                                                                        Years Ended December 31
                                                                                        -----------------------
(in thousands)                                                                     1997         1996          1995
====================================================================================================================
Cash flows from operating activities:
   Net income (loss)                                                           $ 47,393     $147,909     $ (96,072)
   Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
     Depreciation and amortization                                               52,776       48,581        42,841
     Amortization of deferred charges                                            15,978       18,410        18,643
     Provision for doubtful accounts receivable                                   6,139        5,718         5,774
     Other                                                                       (1,638)       7,154        12,555
     Impairment loss on long-lived assets                                            --           --       244,473
     Change in assets and liabilities net
       of effects from purchase of other companies:
       Receivables                                                                2,074       (8,381)     (105,890)
       Inventories                                                               48,562      (92,643)      (86,843)
       Prepayments and other current assets                                      (3,145)      (9,220)      (48,946)
       Deferred income taxes                                                     (1,686)       3,390         7,612
       Other assets                                                               2,245      (11,117)       (9,314)
       Accounts payable and accrued expenses                                     (2,422)     (69,203)      103,321
       Income taxes                                                             (13,429)         453         6,457
       Long term warranties                                                       2,030        5,316         3,037
       Postretirement benefit liabilities                                         4,883        3,776         3,639
       Other long-term liabilities                                               (6,046)      (1,469)       10,996
--------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                       153,714       48,674       112,283
--------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Net purchases of and investments
       in other companies (net of cash acquired)                                 (8,978)     (16,468)     (288,173)
   Capital expenditures                                                         (66,854)     (73,576)      (66,242)
   Other                                                                          5,718        1,222         1,061
--------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                           (70,114)     (88,822)     (353,354)
--------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Common stock issued                                                           14,909       20,064       208,152
   Treasury stock purchases                                                    (157,224)      (2,036)         (179)
   Net proceeds from issuance of bank loans                                     169,780           --       277,061
   Long-term debt payments                                                     (114,223)     (40,851)     (156,000)
   Payments on revolving term loan                                                   --           --      (150,000)
   Net borrowings (payments) on short-term debt                                 (59,023)      40,965        30,167
   Net proceeds from issuance of commercial paper                                83,146       40,246        44,790
   Dividends paid                                                               (20,349)     (15,602)       (9,960)
--------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                (82,984)      42,786       244,031
--------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                             142           (6)          (37)
--------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                           758        2,632         2,923
Cash and cash equivalents at beginning of year                                   11,470        8,838         5,915
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $ 12,228     $ 11,470     $   8,838
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                      a14

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-----------------------------------------------


                                             Common Stock Issued  Additional            Currency      Treasury Stock
                                             -------------------    Paid In  Retained  Translation    --------------   Unearned
(in thousands, except share data)             Shares      Amount    Capital  Earnings  Adjustment     Shares   Amount Compensation
==================================================================================================================================
Balance, December 31, 1994                  37,615,782  $    188  $434,774  $120,056   $(14,216)    70,585  $  (2,530)  $(11,342)

   Net loss                                        --         --        --   (96,072)        --         --         --         --
   Issuance of common stock in public
     offering                               4,945,000         25   199,225        --         --         --         --         --
   Issuance of common stock under
     executive stock agreements                15,500         --       700        --         --     (7,000)       251       (932)
   Issuance of common stock under
     employees stock purchase plan            198,163          1     6,209        --         --       (318)        11         --
   Other, primarily exercise of stock
     options                                  351,268          2     2,108        --         --     (9,400)       338         --
   Tax effect of options exercised                 --         --     1,346        --         --         --         --         --
   Amortization of unearned compensation           --         --        --        --         --         --         --      2,806
   Issuance of treasury stock, at cost             --         --        15        --         --     (5,511)       200         --
   Purchase of treasury stock, at cost             --         --        --        --         --      4,150       (179)        --
   Cash dividends on common stock
     ($.24 per share)                              --         --        --    (9,960)        --         --         --         --
   Currency translation adjustment                 --         --        --        --     (8,210)        --         --         --
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                 43,125,713   $    216  $644,377  $ 14,024   $(22,426)    52,506  $  (1,909)   $(9,468)

   Net income                                      --         --        --   147,909         --         --         --         --
   Issuance of common stock under
     executive stock agreements                 2,000         --         2        --         --         --         --         --
   Issuance of common stock under
     employees stock purchase plan            188,123          1     7,521        --         --         --         --         --
   Other, primarily exercise of stock
     options                                  404,017          2    12,468        --         --         --         --         --
   Tax effect of options exercised                 --         --     3,393        --         --         --         --         --
   Amortization of unearned compensation           --         --        --        --         --         --         --      2,873
   Issuance of treasury stock, at cost             --         --        14        --         --     (1,928)        70         --
   Purchase of treasury stock, at cost             --         --        --        --         --     47,050     (2,036)        --
   Cash dividends on common stock
     ($.36 per share)                              --         --        --   (15,602)        --         --         --         --
   Currency translation adjustment                 --         --        --        --     (1,052)        --         --         --
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                 43,719,853   $    219  $667,775  $146,331   $(23,478)    97,628     (3,875)   $(6,595)

   Net income                                      --         --        --    47,393         --         --         --         --
   Issuance of common stock under
     executive stock agreements                15,000         --       898        --         --    (25,000)     1,126     (1,984)
   Issuance of common stock under
     employees stock purchase plan            165,369          1     5,557        --         --       (744)        34         --
   Other, primarily exercise of stock
     options                                  157,067         --     2,758        --         --   (149,926)     6,495         --
   Tax effect of options exercised                 --         --     2,187        --         --         --         --         --
   Amortization of unearned compensation           --         --        --        --         --         --         --      2,614
   Issuance of treasury stock, at cost             --         --         5        --         --       (469)        19         --
   Purchase of treasury stock, at cost             --         --        --        --         --  3,507,321   (157,224)        --
   Cash dividends on common stock
     ($.48 per share)                              --         --        --   (20,349)        --         --         --         --
   Currency translation adjustment                 --         --        --        --    (23,622)        --         --         --
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                 44,057,289   $    220  $679,180  $173,375   $(47,100) 3,428,810  $(153,425)    (5,965)
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                      a15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

York International Corporation is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) equipment with three major product categories: Engineered Systems, Unitary and Refrigeration. The Company markets its products and services throughout the world and its customers range from residential buyers to design builders, contractors and building owners. Sales and related Cost of Goods Sold are recognized based upon shipment of products or performance of services.


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


Unallocated Excess of Costs Over Net Assets Acquired

The unallocated excess of costs over net assets acquired is amortized on a straight-line basis over periods of up to 40 years. Accumulated amortization related to such excess at December 31, 1997 and 1996, is $79.1 million and $68.3 million, respectively. The Company assesses the recoverability or impairment, if any, of the elements of this intangible asset by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations or the long-lived assets to which the unallocated excess is attributed.


Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to earnings as incurred. Renewals of significant items are capitalized.

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

                                      a16

Earnings per Share

The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS
128), "Earnings per Share" in 1997, which establishes standards for computing and presenting earnings per share. All prior earnings per share amounts have been restated to conform to the provisions of SFAS 128.

The Company's basic earnings per share are based upon the weighted average common shares outstanding during the period. The Company's diluted earnings per share are based upon the weighted average outstanding common shares and common share equivalents. Earnings per share information is discussed in note 19 to the consolidated financial statements.


Postretirement Benefit Plans and Postemployment Benefits

A majority of domestic employees participate in noncontributory pension plans, and substantially all non-U.S. employees participate in contributory or noncontributory pension plans. Pension accounting information is disclosed in note 14 to the consolidated financial statements.

The Company has certain postemployment benefits provided to former or inactive employees who are not retirees. These benefits include salary continuance, severance and disability health care. The benefits are accrued over the employee's service period or as an expense at the date of the event triggering the benefit.


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


Accounting for Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized with respect to such plans other than for restricted stock and performance-based awards. Information related to stock based compensation awards is presented in note 18 to the consolidated financial statements along with the disclosures required under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."


NOTE 2--FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company uses these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. The Company utilizes over-the-counter as opposed to exchange traded instruments. The Company mitigates the risk that counterparties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions.


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

                                      a17

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

The notional amount and estimated fair value of the Company's hedging contracts are as follows:

                                                             1997                      1996
                                                --------------------------  -------------------------
(in thousands)                                      Notional       Fair       Notional        Fair
==========================================================================  =========================
Foreign currency forward contracts                   $31,995      $32,217      $48,314       $48,781
Commodity forward contracts                           39,900       33,616       60,270        58,686
--------------------------------------------------------------------------  -------------------------


Other Financial Instruments

The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

                                                                 1997                      1996
                                                   ---------------------------  -------------------------
(in thousands)                                          Carrying        Fair      Carrying        Fair
==============================================================================  =========================
Cash and cash equivalents                               $ 12,228     $ 12,228     $ 11,470      $ 11,470
Short-term borrowings                                     69,438       69,438      128,461       128,461
Long-term debt:
   Commercial Paper                                      168,182      168,182       85,036        85,036
   Bank lines                                            169,780      169,780           --            --
   Senior notes at 6.75%                                 100,000      100,890      100,000        99,360
   Term loan at 4.87%                                         --           --      100,000       107,892
   Other                                                  14,382       14,382       28,605        28,605
------------------------------------------------------------------------------  -------------------------

The fair values of each of the Company's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity.


NOTE 3--RECEIVABLES

Receivables are as follows:

(in thousands)                                                                        1997          1996
================================================================================= =======================
Customers, trade                                                                  $509,333      $530,555
Other receivables                                                                   64,336        53,281
--------------------------------------------------------------------------------- -----------------------
                                                                                   573,669       583,836
Less allowance for doubtful accounts receivable                                     17,839        20,737
--------------------------------------------------------------------------------- -----------------------
   Net receivables                                                                $555,830      $563,099
--------------------------------------------------------------------------------- -----------------------

At December 31, 1997 and 1996, $100 million was outstanding under an agreement whereby the Company sold a fractional interest in a defined pool of trade accounts receivable as discussed in note 9.

                                      a18

NOTE 4--INVENTORIES

Inventories are classified as follows:

(in thousands)                                                   1997          1996
========================================================= ==========================
Raw material                                                 $163,336      $178,771
Work in progress                                              110,882       118,847
Finished goods                                                266,896       311,724
--------------------------------------------------------- --------------------------
   Total inventories                                         $541,114      $609,342
--------------------------------------------------------- --------------------------

Inventories valued under the LIFO method comprised approximately 41%, 40% and 33% of the December 31, 1997, 1996 and 1995 totals, respectively. Inventories, if valued at current cost, would have been greater by $13.8 million at December 31, 1997, $14.1 million at December 31, 1996 and $14.0 million at December 31, 1995.


NOTE 5--PREPAYMENTS AND OTHER CURRENT ASSETS

The components of prepayments and other current assets are summarized below:

(in thousands)                                                     1997          1996
=========================================================== ==========================
Deferred income tax assets                                     $ 69,900      $ 69,977
Prepaid insurance                                                18,972        17,069
Other                                                            23,576        20,298
----------------------------------------------------------- --------------------------
   Total prepayments and other current assets                  $112,448      $107,344
----------------------------------------------------------- --------------------------

NOTE 6--INVESTMENTS IN AFFILIATES

The Company owns 50% or less of operations located in Malaysia, Cyprus, Saudi Arabia, Spain and the United States. Operations more than 20% owned are accounted for using the equity method of accounting. Dividends received from affiliates carried at equity were $1.2 million in 1997, $1.5 million in 1996 and $0.6 million in 1995. Equity in earnings of affiliates for 1997 includes a one-time gain of approximately $6.0 million resulting from the sale of the Company's minority interest in an Egyptian air conditioning company.

Equity and cost investments are as follows:

(in thousands)                                                    1997          1996
============================================================= =======================
Investments recorded on equity method                          $17,660       $21,314
Investments carried at cost                                         --           891
------------------------------------------------------------- -----------------------
   Total investments in affiliates                             $17,660       $22,205
------------------------------------------------------------- -----------------------

NOTE 7--PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment is as follows:

(in thousands)                                                    1997          1996
========================================================== ==========================
Land                                                          $ 10,732      $ 11,080
Buildings                                                      114,307       108,901
Machinery and equipment                                        520,255       479,340
Construction in progress                                        20,942        22,418
Capital leases                                                  13,553        14,479
---------------------------------------------------------- --------------------------
                                                               679,789       636,218
Less accumulated depreciation                                  311,147       275,786
---------------------------------------------------------- --------------------------
   Net property, plant and equipment                          $368,642      $360,432
---------------------------------------------------------- --------------------------

                                      a19

Amortization of capital lease assets has been included in depreciation expense. Accumulated capital lease amortization was $3.5 million and $3.1 million at December 31, 1997 and 1996, respectively.


NOTE 8--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are as follows:

(in thousands)                                                             1997          1996
==================================================================== =========================
Accounts payable, trade and other                                      $358,357      $401,374
Employee compensation, benefits and related accruals                     97,989        98,160
Warranties and claims                                                    51,586        38,988
Accrued insurance                                                        22,934        16,811
Other accrued expenses                                                   70,707        47,026
-------------------------------------------------------------------- -------------------------
   Total accounts payable and accrued expenses                         $601,573      $602,359
-------------------------------------------------------------------- -------------------------

NOTE 9--NOTES PAYABLE AND LONG-TERM DEBT

The Company's notes payable and long-term debt are as follows:

(in thousands)                                                             1997          1996
==================================================================== =========================
Notes payable and current portion of long-term debt:
   Current portion of long-term debt                                   $  9,203      $  6,402
   Bank loans                                                            60,235       122,059
-------------------------------------------------------------------- -------------------------
     Total notes payable and current portion of long-term debt         $ 69,438      $128,461
-------------------------------------------------------------------- -------------------------

Long-term debt:
   Commercial paper                                                    $168,182      $ 85,036
   Bank lines                                                           169,780            --
   Term loan, 4.87% interest, due December 14, 2000                          --       100,000
   Senior notes, 6.75% interest, due March 2003                         100,000       100,000
   Other, primarily foreign bank loans, at an average rate of 7.16%      14,382        28,605
-------------------------------------------------------------------- -------------------------
     Total long-term debt                                              $452,344      $313,641
-------------------------------------------------------------------- -------------------------

The Company maintains a $500 million revolving credit facility pursuant to an Amended and Restated Credit Agreement (the Agreement) expiring on July 31, 2002. The Agreement was amended and restated on May 1, 1997. At December 31, 1997, the Company could borrow $500 million. The Agreement provides for borrowings under the facility at LIBOR plus .16% or at specified bid rates. At December 31, 1997 and 1996, the LIBOR rate was 5.75% and 5.56%, respectively. A fee of .09% is paid on the facility. The Agreement, as amended, contains financial and operating covenants requiring the Company to maintain certain financial ratios and standard provisions limiting leverage, investments and liens.

The Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $245.2 million and $252.5 million at December 31, 1997 and 1996, respectively, of which $175.5 million and $121.1 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates.

The Company established a commercial paper facility with two dealers in November 1995. Commercial paper borrowings are expected to be reborrowed in the ordinary course of business. The interest rate on the commercial paper was 5.84% at December 31, 1997, and 5.43% at December 31, 1996.

During the second quarter of 1997, the Company arranged four separate unsecured bank lines similar to commercial paper. These bank lines provide for total borrowings of $295 million which are expected to be reborrowed in the ordinary course of

                                      a20
business. At December 31, 1997, the Company had $169.8 million outstanding under the bank lines. The average rate under the bank lines was 5.92% at December 31, 1997.

During 1995, the Company arranged two term loans denominated in foreign currencies. The Company borrowed $26.2 million with a final maturity on November 15, 1998, with an interest rate of 3.98%. The loan is repayable in four annual installments. On December 21, 1995, the Company borrowed $100 million with an interest rate of 4.87%. This loan was repaid in June 1997. The remaining term loan agreement contains financial and operating covenants that are equivalent to the covenants of the Company's Amended and Restated Credit Agreement.

In July 1995, the Company registered $200 million in debt securities with the Securities and Exchange Commission. Under terms of the registration statement, the Company may offer and sell up to that amount of such securities from time to time at prices and terms to be determined at or prior to sale. No amounts of such debt securities were outstanding at December 31, 1997 and 1996.

Under a receivables sales agreement entered into in 1992, the Company sold a fractional ownership interest in a defined pool of trade accounts receivable for $100 million in 1997 and 1996. The sold accounts receivable are reflected as a reduction of receivables in the accompanying consolidated balance sheets. Under an Amended and Restated Receivables Sales Agreement entered into on March 26, 1997, the maximum amount of the purchasers' investment is currently $120 million and is subject to decrease based on the level of eligible accounts receivable and restrictions on concentrations of receivables. The discount rate on the receivables sold at December 31, 1997 and 1996 was approximately 5.78% and 5.40%, respectively.

Annual principal payments on long-term debt are as follows for the fiscal years indicated:


(in thousands)
======================================================= ========================
1998                                                               $  9,203
1999                                                                  3,770
2000                                                                  2,117
2001                                                                  2,167
2002                                                                339,902
Thereafter                                                          104,388
------------------------------------------------------- ------------------------

Interest expense is net of interest income of $1.8 million in 1997, $5.1 million in 1996 and $3.3 million in 1995.


NOTE 10--PROVISION FOR INCOME TAXES

Components of earnings and taxes are as follows:


(in thousands)                                  1997          1996         1995
===================================================== ==========================
Income (loss) before income taxes:
   U.S.                                      $75,893      $196,687     $(88,738)
   Non-U.S.                                    2,575         7,776       17,956
----------------------------------------------------- --------------------------
                                             $78,468      $204,463     $(70,782)
----------------------------------------------------- --------------------------

Income tax expense:
   Current:
   U.S. Federal                              $31,383      $ 32,052     $ 53,590
   State                                       1,011         1,762          653
   Non-U.S.                                    7,498        12,732       10,238
----------------------------------------------------- --------------------------
     Total current                            39,892        46,546       64,481
   Deferred                                   (8,817)       10,008      (39,191)
----------------------------------------------------- --------------------------
     Total provision for income taxes        $31,075      $ 56,554     $ 25,290
----------------------------------------------------- --------------------------

                                      a21

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income (loss) before income taxes as a result of the following:


(in thousands)                                                                     1997         1996          1995
===================================================================================================================
Tax expense at statutory rate                                                  $ 27,464     $ 71,562      $(24,774)
Increase (decrease) resulting from:
   Equity in earnings of affiliates/minority interest                              (540)      (1,362)         (664)
   Taxes on foreign earnings                                                      7,466       (4,189)        4,324
   State income taxes--current                                                      657        1,145           425
   Purchase accounting adjustments                                                3,570       (1,839)       56,647
   State income taxes--deferred                                                  (1,421)       1,600        (6,451)
   Export incentives                                                             (4,776)     (10,378)       (3,196)
   Other                                                                         (1,345)          15        (1,021)
--------------------------------------------------------------------------------------------------------------------
     Total provision for income taxes                                          $ 31,075     $ 56,554      $ 25,290
--------------------------------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:


(in thousands)                                                                                   1997          1996
====================================================================================================================
Deferred tax assets:
   Accounts receivable, principally due to allowance for doubtful accounts                   $  3,891      $  4,559
   Inventories, including uniform capitalization                                               17,276        18,550
   Compensated absences and benefits, principally
     due to accrual for financial reporting purposes                                            8,983         8,198
   Contingencies, due to accrual for financial reporting purposes                              11,443         8,605
   Warranty reserves, due to accrual for financial reporting purposes                          26,995        22,893
   Postretirement benefits                                                                     52,671        50,786
   Other                                                                                       16,481        19,929
--------------------------------------------------------------------------------------------------------------------
     Total gross deferred tax assets                                                          137,740       133,520
--------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Plant and equipment, due to purchase accounting
     adjustments and differences in depreciation                                               27,695        25,648
   Inventory, due to purchase accounting adjustments                                           16,150        15,145
   Other                                                                                        2,126         3,485
--------------------------------------------------------------------------------------------------------------------
     Total gross deferred tax liabilities                                                      45,971        44,278
--------------------------------------------------------------------------------------------------------------------
       Net deferred tax assets                                                               $ 91,769      $ 89,242
--------------------------------------------------------------------------------------------------------------------

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

Domestic income taxes or foreign withholding taxes have not been provided on $81 million and $68 million of undistributed earnings of foreign subsidiaries and affiliates at December 31, 1997 and 1996, respectively. These earnings are considered to

                                      a22
be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $3.0 million and $2.9 million of deferred income taxes, consisting of foreign withholding taxes, would have been provided at December 31, 1997 and 1996, respectively. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the U.S.


NOTE 11--LEASE COMMITMENTS

The Company has non-cancelable leases with terms exceeding one year. At December 31, 1997, rental amounts committed in future years are summarized as follows:


(in thousands)                                                Operating Leases
==============================================================================

1998                                                                   $25,687
1999                                                                    15,398
2000                                                                    10,340
2001                                                                     6,357
2002                                                                     3,800
Thereafter                                                              13,840
------------------------------------------------------------------------------
   Total                                                               $75,422
------------------------------------------------------------------------------


Total rental expense was $35.4 million in 1997, $30.4 million in 1996 and $27.5 million in 1995.


NOTE 12--RESEARCH AND DEVELOPMENT

Total research and development costs charged to expense amounted to $30.6 million in 1997, $28.0 million in 1996 and $26.9 million in 1995.


NOTE 13--CONTINGENT LIABILITIES

It is the opinion of the Company's management and its general counsel that various claims and litigation in which the Company is currently involved have been adequately provided for or are covered by insurance and, therefore, the resolution of such matters will not materially affect the Company's financial position or future earnings.

At December 31, 1997, $26.8 million in standby letters of credit and $72.7 million of performance guarantees issued for the account of the Company were outstanding. These items are expected to expire and be replaced with similar items in the normal course of the Company's business.


NOTE 14--POSTRETIREMENT BENEFIT PLANS AND POSTEMPLOYMENT BENEFITS

The Company has postretirement benefit plans for certain employees including pension plans and postretirement benefit plans other than pensions, including health and life insurance plans and other postemployment benefits, as follows:


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

                                      a23

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets:


                                                                            1997                          1996
                                                                 --------------------------------------------------------
                                                                 Fully Funded  Under Funded   Fully Funded   Under Funded
(in thousands)                                                       Plans         Plans          Plans         Plans
=========================================================================================================================
Actuarial present value of benefit obligations:
   Vested benefit obligations                                    $(178,783)    $ (95,638)      $(163,247)    $ (93,293)
-------------------------------------------------------------------------------------------------------------------------

   Accumulated benefit obligations                               $(183,311)    $(106,473)      $(166,340)    $(103,781)
-------------------------------------------------------------------------------------------------------------------------

Projected benefit obligations for service rendered to date       $(238,133)    $(112,283)      $(213,255)    $(109,590)
Plan assets at fair value                                          303,329        82,919         272,708        68,007
-------------------------------------------------------------------------------------------------------------------------

Projected benefit obligations less
   than (in excess of) plan assets                                  65,196       (29,364)         59,453       (41,583)
Prior service cost                                                   1,409        11,224           1,693        11,566
Unrecognized net gain                                              (62,905)      (12,101)        (56,631)       (7,563)
-------------------------------------------------------------------------------------------------------------------------
(Accrued) prepaid pension cost included in liabilities           $   3,700     $ (30,241)      $   4,515     $ (37,580)
-------------------------------------------------------------------------------------------------------------------------

Net periodic pension cost includes the following components:


(in thousands)                                                                     1997         1996          1995
====================================================================================================================
Service cost-- benefits earned during the period                               $ 14,772     $ 13,289      $  9,690
Interest cost on projected benefit obligations                                   22,964       21,497        19,766
Actual return on plan assets                                                    (55,240)     (45,390)      (57,156)
Net amortization and deferral                                                    27,263       19,043        31,712
--------------------------------------------------------------------------------------------------------------------
   Net periodic pension cost                                                   $  9,759     $  8,439      $  4,012
--------------------------------------------------------------------------------------------------------------------

The weighted average discount rate was 7.25% and 7.5% as of December 31, 1997 and 1996, respectively, for substantially all plans. The rate of increase in future compensation used in determining the actuarial present value of the projected benefit obligation was 4.75% as of December 31, 1997 and 1996. The change in the actuarial assumptions for the discount rate had the effect of increasing the projected benefit obligations by approximately $8.6 million. The related expected long-term rate of return on plan assets was 9.75% in 1997 and 1996. Unrecognized net gains and losses in excess of the corridor are amortized over an average of approximately 13 years, the estimated remaining service period of employees. Net assets of the pension trust consist primarily of stocks and debt securities.

The Company has an unfunded supplemental benefit plan which was adopted in 1993 to provide certain senior management with supplemental retirement benefits. The provisions of SFAS 87, "Employers' Accounting for Pensions," require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefits in excess of plan assets.

Salaried and eligible hourly employees of the Company may participate in the York International Corporation Investment Plan by contributing up to 16% of their earnings as pre-tax contributions. Beginning in 1990, the Company contributed 25% of the employee contribution up to a maximum Company contribution of 1% of earnings for all eligible employees. The Company's contributions were approximately $1.1 million in 1997, $0.9 million in 1996 and $0.9 million in 1995.

                                      a24

Postretirement Benefits Other Than Pensions

The Company has several postretirement health and life insurance plans covering certain employees who were hired before February 1, 1993, who retire under the normal, early or disability retirement provisions of one of the Company's domestic defined benefit pension plans and who have at least 10 years of service. Employees who retired prior to February 1, 1993, contribute to the cost of the plan, although the Company pays the major cost. Employees retiring after February 1, 1993, contribute to the cost of the plan based on an indexed service-related premium. Employees hired after February 1, 1993, are not eligible for the plan. The plan is not funded.

The net periodic cost of postretirement benefits other than pensions is as follows:


(in thousands)                                                                     1997         1996          1995
===================================================================================================================
Service cost                                                                     $1,984       $2,326        $2,379
Interest cost on accumulated postretirement benefit obligation                    6,714        6,708         6,863
Net amortization and deferral                                                       (86)         (46)          (34)
-------------------------------------------------------------------------------------------------------------------
   Net cost                                                                      $8,612       $8,988        $9,208
-------------------------------------------------------------------------------------------------------------------

Accrued postretirement benefits other than pensions at December 31, 1997 and 1996 are as follows:


(in thousands)                                                                                  1997          1996
===================================================================================================================
Accumulated postretirement benefit obligations:
   Retirees                                                                                $ (45,636)    $ (41,989)
   Active--fully eligible                                                                    (13,055)      (11,891)
   Active--other                                                                             (37,878)      (33,969)
-------------------------------------------------------------------------------------------------------------------
     Total obligations                                                                       (96,569)      (87,849)
Unrecognized gain                                                                            (16,655)      (17,518)
Unrecognized prior service cost                                                                4,950         1,445
-------------------------------------------------------------------------------------------------------------------
     Accrued cost of postretirement benefits other than pensions included in liabilities   $(108,274)    $(103,922)
-------------------------------------------------------------------------------------------------------------------

The discount rate used to present value the future cost of the obligations was 7.25% at December 31, 1997 and 7.5% at December 31, 1996. The change in the discount rate assumption increased the accumulated postretirement benefit obligation by $3.5 million. During 1996, the prescription plan was changed from a base major medical plan to a $15 prescription card plan, increasing the accumulated post retirement benefit obligation by $1.4 million. For measurement purposes, an 8% annual rate of increase in the cost of covered health care benefits was assumed for 1997 and 1998, 6% for 1999 and 2000, and 5.5% thereafter. A one percentage point increase each year would increase the accumulated postretirement benefit obligation for health care benefits at December 31, 1997 by $17.7 million, and the service and interest costs components of the net cost of postretirement benefits other than pensions for 1997 by approximately $1.7 million.


NOTE 15--DOMESTIC AND FOREIGN OPERATIONS

The Company is engaged in one principal industry--air conditioning and related equipment. The Company's customers are not concentrated in any specific geographic region, and no single customer accounts for a significant amount of the Company's sales. As of December 31, 1997 and 1996, the Company had no significant concentrations of credit risk. Information related to domestic and foreign operations is as follows:

                                      a25


(in thousands)                                                        1997         1996          1995
======================================================================================================
Sales:
   United States                                                $2,155,174   $2,022,581    $1,887,182
   Europe                                                          476,159      612,884       592,867
   Other Non-United States                                         562,324      583,069       449,899
------------------------------------------------------------------------------------------------------
                                                                $3,193,657   $3,218,534    $2,929,948
------------------------------------------------------------------------------------------------------

Sales or transfers between geographic areas:
   United States                                                $  236,374   $  321,168    $  282,405
   Europe                                                           88,543       83,411        63,145
   Other Non-United States                                         120,311       99,550        53,375
------------------------------------------------------------------------------------------------------
                                                                $  445,228   $  504,129    $  398,925
------------------------------------------------------------------------------------------------------

Income (loss) before income taxes:
   United States                                                $   75,893   $  196,687    $  155,735
   Europe                                                          (17,459)       4,412        19,405
   Other Non-United States                                          20,034        3,364        (1,449)
   Impairment loss on long-lived assets (see note 17)                   --           --      (244,473)
------------------------------------------------------------------------------------------------------
                                                                $   78,468   $  204,463    $  (70,782)
------------------------------------------------------------------------------------------------------

Identifiable assets at end of year:
   United States                                                $1,373,963   $1,345,104    $1,303,975
   Europe                                                          340,012      411,450       389,342
   Other Non-United States                                         282,323      318,217       233,685
------------------------------------------------------------------------------------------------------
                                                                $1,996,298   $2,074,771    $1,927,002
------------------------------------------------------------------------------------------------------

Included in United States sales are export sales of $316.3 million in 1997, $296.7 million in 1996 and $289.3 million in 1995.


NOTE 16--CHARGES TO OPERATIONS

The Company recorded a one-time charge of $62.1 million during the fourth quarter of 1997, relating to profit improvement initiatives. Actions are being taken to rationalize global capacity by closing and streamlining certain operations, and to rationalize global distribution and products throughout the world. In the first quarter of 1997, a charge of $13.4 million was recorded to close the Houston manufacturing facility and downsize the German operations.


NOTE 17--IMPAIRMENT LOSS ON LONG-LIVED ASSETS

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of October 1, 1995. In connection therewith, for long-lived assets for which actual operating cash results or forecasted cash flows indicate that the recoverability of the carrying amount of such assets may be impaired, the Company compares estimated expected future cash flows (undiscounted and without interest charges) identified with each long-lived asset or group thereof, as appropriate, to the carrying amount of such asset or group of assets. For purposes of such comparison, portions of unallocated excess of cost over net assets acquired are attributed to related long-lived assets and identifiable intangible assets, based upon the relative fair values of such assets at acquisition.

The Company recognized an impairment loss of $244.5 million in 1995 for those long-lived assets or groups of assets where the sum of such estimated expected future cash flows (undiscounted and without interest) was less than the carrying amount of such assets or groups of assets, including attributed portions of unallocated excess cost over net assets acquired. SFAS 121 requires analysis of each item on an individual asset-by-asset basis, where applicable, versus the analysis of the aggregate asset value and aggregate cash flows previously used. The amount of the impairment loss is the excess of the carrying amount of the impaired

                                      a26
asset over the fair value of the asset. Generally, fair value represents the Company's expected future cash flows from the use of the asset or group of assets, discounted at a rate commensurate with the risks involved.


NOTE 18--STOCKHOLDERS' EQUITY

The 1992 Employee Stock Purchase Plan authorizes the allocation of 1,500,000 shares of stock for the Plan. The purchase price of the shares under the Purchase Plan is 85% of the lower of the fair market value of shares at the beginning of the period or at the end of the period. No compensation expense is recorded in connection with the Plan. In 1997, 1996 and 1995, there were 165,169 shares, 188,123 shares and 198,481 shares, respectively, purchased by employees at a price of $33.63 per share, $39.95 per share and $31.39 per share, respectively.

During May 1997, the Stockholders approved an amendment to the 1992 Omnibus Stock Plan. The amended and restated 1992 Omnibus Stock Plan authorizes the issuance of up to 4,380,000 shares of the Company's common stock as stock options or restricted share awards, of which up to 3% of the total outstanding shares are available for restricted share awards. The exercise price of stock options granted under the Plan are not less than the fair market value of the shares on the date the option is granted. The restricted shares are granted at a price determined by the Board of Directors. In 1997, 1996 and 1995 under the 1992 Omnibus Stock Plan, key employees were awarded 40,000, 2,000 and 22,500 shares, respectively, of restricted stock generally vesting over four years. Accordingly, unearned compensation of $2.0 million and $0.9 million was recorded as a charge to equity in 1997 and 1995, respectively, which is being amortized over the vesting period.

In 1989, the Company adopted a management equity plan whereby restricted stock may be awarded under Executive Stock Agreements and stock options may be granted under the 1989 Stock Option Plan to key employees. This Plan has been terminated but the options still outstanding are governed by the rules of the Plan.

Changes in the number of shares under the stock option plans are as follows:


                                        1997                        1996                        1995
                                -----------------------------------------------------------------------------------
                                           Weighted Average            Weighted Average            Weighted Average
                                 Shares     Exercise Price    Shares    Exercise Price    Shares    Exercise Price
===================================================================================================================
Outstanding, January 1,         2,365,859       $39.97      1,976,778       $35.14       1,463,522       $31.92
   Granted                        829,143        45.43        818,390        46.91         668,100        38.60
   Exercised                     (306,993)       30.24       (404,017)       29.97        (138,509)       17.69
   Canceled                      (111,642)       44.36        (25,292)       46.68         (16,335)       35.82
------------------------------------------------------------------------------------------------------------------

Outstanding, December 31,       2,776,367        42.50      2,365,859        39.97       1,976,778        35.14

Exercisable, December 31,       1,952,454       $41.30      1,551,061       $36.45       1,305,878       $33.37

Available, December 31,           884,175                     389,416                    1,184,514
------------------------------------------------------------------------------------------------------------------

The exercise price of options outstanding and those exercised under the stock option plans is $0.24 per share for 1991 grants, $31.75 to $33.75 per share for 1992 grants, $34.25 to $40.00 per share for 1993 grants, $35.75 to $39.00 per share for 1994 grants, $38.25 to $46.00 per share for 1995 grants, $46.00 to $54.88 per share for 1996 grants, and $44.63 to $49.63 per share for 1997 grants.

In 1997, the Board of Directors authorized the Company to purchase up to 6.0 million shares of its Common Stock over the next four years to fund the Company's Employee Stock Purchase Plan and the Amended and Restated 1992 Omnibus Stock Plan. The stock purchases will be made from time to time on the open market. Under the program, 3.4 million shares were repurchased on the open market in 1997.

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

                                      a27

123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


(in thousands, except per share data)                           1997         1996         1995
===============================================================================================
Net earnings (loss)--as reported                             $47,393     $147,909    $ (96,072)
Net earnings (loss)--pro forma                                38,471      137,765     (102,739)
Diluted earnings (loss) per share--as reported                  1.10         3.37        (2.38)
Diluted earnings (loss) per share--pro forma                    0.89         3.13        (2.55)
-----------------------------------------------------------------------------------------------

The per share weighted average fair value of the options granted during 1997, 1996 and 1995 is estimated as $18.04, $18.30 and $16.07, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield 1.0%; volatility of 27.2%, 18.6% and 19.2% in 1997, 1996 and 1995, respectively; risk-free interest rate of 6.6%, 6.4% and 7.2% in 1997, 1996 and 1995, respectively; and an expected life of seven years.

Pro forma net income reflects only options granted after 1994. Therefore, the full impact of calculating compensation costs for stock options granted prior to January 1, 1995, is not reflected in the pro forma net income amounts presented above because compensation cost for options granted prior to January 1, 1995, is not considered. The effects of applying SFAS No. 123 for disclosing compensation costs under such pronouncement may not be representative of the effects on reported net income for future years.


NOTE 19--EARNINGS PER SHARE RECONCILIATION OF SHARES OUTSTANDING

Net income (loss) as set forth in the statements of operations is used in the computation of basic and diluted earnings per share information. Reconciliations of shares used in the computations of earnings per share are as follows:


(in thousands)                                                    1997         1996          1995
==================================================================================================
Weighted average common shares outstanding used
   in the computation of basic earnings (loss) per share        42,550       43,136        40,321
Effect of dilutive securities:
   Non-vested restricted shares                                    167          205            --
   Stock options                                                   323          609            --
--------------------------------------------------------------------------------------------------
Weighted average common shares and equivalents used
   in the computation of diluted earnings (loss) per share      43,040       43,950        40,321
--------------------------------------------------------------------------------------------------

NOTE 20--STATEMENT OF CASH FLOW INFORMATION

Supplemental Disclosures of Cash Flow Information


(in thousands)                                                    1997         1996         1995
==================================================================================================
Cash paid during the year for:
   Interest                                                    $41,519      $34,454       $44,000
   Income taxes                                                 55,587       46,683        47,567
--------------------------------------------------------------------------------------------------

                                      a28

Supplemental Schedule of Non-Cash Investing and Financing Activities

Acquisitions in which liabilities were assumed are as follows:


(in thousands)                                                      1997         1996          1995
====================================================================================================
Fair value of assets acquired                                   $ 20,447     $ 23,336     $ 362,973
Less cash paid                                                   (17,481)     (16,468)     (288,173)
----------------------------------------------------------------------------------------------------
   Liabilities assumed                                          $  2,966     $  6,868     $  74,800
----------------------------------------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)
----------------------------------------


(in thousands, except per share data)        First Quarter     Second Quarter     Third Quarter     Fourth Quarter
===================================================================================================================
1997
    Net sales                                    $800,767          $884,397          $749,780          $758,713
    Gross profit                                  163,735           189,397           159,795           123,299
    Net income (loss)                              14,860            42,202            23,785           (33,454)(a)
    Earnings (loss) per share:
       Basic                                          .34               .98               .56              (.81)(a)
       Diluted                                        .34               .97               .55              (.81)(a)
1996
    Net sales                                    $728,165          $861,662          $787,303          $841,404
    Gross profit                                  153,222           194,397           168,817           169,421
    Net income                                     23,965            45,853            38,839            39,252
    Earnings per common share:
       Basic                                          .56              1.07               .90               .91
       Diluted                                        .55              1.05               .88               .89
--------------------------------------------------------------------------------------------------------------------

(a) During the fourth quarter of 1997, the Company recorded a charge to operations of $62.1 million related to global manufacturing rationalization, and rationalization of products and distribution.


TRADING AND DIVIDEND INFORMATION

                                                                                Dividends
                                                        High          Low       Declared
===============================================================================================
1997
   Fourth quarter                                     $47 3/8       $39 5/16     $.12
   Third quarter                                       49 7/16       41 3/4       .12
   Second quarter                                      50 5/8        38 5/8       .12
   First quarter                                       54 3/8        42           .12

1996
   Fourth quarter                                     $56 1/4       $47 3/8      $.09
   Third quarter                                       51 7/8        44 3/4       .09
   Second quarter                                      53 5/8        46 3/4       .09
   First quarter                                       49            44           .09
-----------------------------------------------------------------------------------------------

                                      a29
directors and officers


BOARD OF DIRECTORS
------------------

Malcolm W. Gambill
Retired Chairman and Chief Executive Officer of Harsco Corporation
Member of the Compensation Committee

Robert F. B. Logan
Retired Chairman and Chief Executive Officer of Banc One Arizona Corporation
Member of the Compensation Committee

Gerald C. McDonough
Private Business Consultant
Retired Chairman and Chief Executive Officer of Leaseway Holdings, Inc.
Chairman of the Audit Committee

Robert N. Pokelwaldt
Chairman of the Board and Chief Executive Officer

Donald M. Roberts
Retired Vice Chairman and Treasurer of United States Trust Company of New York and its parent, U.S. Trust Corporation
Member of the Audit Committee

John R. Tucker
President and Chief Operating Officer

James A. Urry
Vice President of Citicorp Venture Capital, Ltd.
Member of the Compensation Committee

John E. Welsh, III
Vice Chairman of Mobile Telecommunications
Technologies Corporation
Member of the Audit Committee

Walter B. Wriston
Private Business Consultant
Retired Chairman and Chief Executive Officer of Citicorp
Chairman of the Compensation Committee

OFFICERS
--------

Robert N. Pokelwaldt
Chairman of the Board and Chief Executive Officer

John R. Tucker
President and Chief Operating Officer

William G. Cowles, Jr.
Vice President and President of Refrigeration Products

Joseph D. Smith
Vice President of Manufacturing Operations

Peter C. Spellar
Vice President and President of Engineered Systems Products

Michael R. Young
Vice President and President of Bristol Compressors

Jane G. Davis
Vice President, Secretary and General Counsel

Dean T. DuCray
Vice President and Chief Financial Officer

Wayne J. Kennedy
Vice President, Human Resources

Helen S. Marsteller
Vice President, Investor Relations and Corporate Communications

Mark V. Stanga
Vice President, Government Affairs

James P. Corcoran
Treasurer

C. David Myers
Controller

                                      a30

INVESTOR AND STOCKHOLDER INFORMATION
------------------------------------


STOCKHOLDER INQUIRIES

Questions concerning your account, dividend payments, address changes, consolidation of duplicate accounts, lost certificates and related matters should be addressed to York International Corporation's transfer agent:

     Chase Mellon Shareholder Services, L.L.C.
     85 Challenger Road
     Ridgefield Park, NJ 07660
     1-800-851-9677
     http://www.cmssonline.com


DIVIDEND POLICY

The declaration and payment of quarterly dividends is made at the discretion of York's board of directors. The dividend is reviewed by the board quarterly. York has paid quarterly dividends on its common shares without interruption since going public in 1991.


DIRECT DEPOSIT OF DIVIDENDS

Stockholders who would like their dividends directly deposited in a U.S. bank account should contact the transfer agent at the above address for an enrollment form.


DIVIDEND REINVESTMENT PROGRAM

     An automatic dividend reinvestment plan is available to all stockholders of record. Dividends can be automatically reinvested in York common stock. Participants also may add cash for the purchase of additional shares. For more information, contact Chase Mellon Shareholder Services, L.L.C. at (800) 437-6726.


INVESTOR RELATIONS PROGRAM

York International has an active investor relations program directed to both individual and institutional investors. The Company's investor relations mission is to maintain an ongoing awareness of the Company's performance among its stockholders and the financial community. The Company welcomes inquiries from its investors, large or small, as well as from members of the financial community. For further information, contact:

     Investor Relations Department
     York International Corporation
     P.O. Box 1592-364M
     York, PA 17405-1592
     (717) 771-7409 Telephone
     (717) 771-7381 Facsimile


ABOUT YORK'S SHAREHOLDERS

     At year-end, the Company had approximately 4,500 registered shareholders. Approximately 15% of the Company shares were held by individual investors. The Company shares were also held by about 150 institutions. At year-end, there were approximately 4,000 employee shareholders participating in the York International Employee Stock Purchase Plan, for an estimated 25% enrollment of eligible employees.

CORPORATE DATA
--------------

CORPORATE OFFICES

Street Address:

     York International Corporation
     631 South Richland Avenue
     York, PA 17403

Mailing Address:

     York International Corporation
     P.O. Box 1592
     York, PA 17405-1592
     Telephone: (717) 771-7890
     Facsimile: (717) 771-7381


ADDITIONAL INFORMATION

Stockholder, financial and other information about York is available from several sources. The Company's 10K Report, 10Q and Quarterly Reports to Stockholders are available through the company's automated telephone system by dialing: (717) 771-7409. You can also request these publications by writing:

     Stockholder Relations
     York International Corporation
     P.O. Box 1592-364M
     York, PA 17405-1592
     (717) 771-7381 Facsimile

York news releases, including earnings announcements, are available by fax 24 hours a day through Company News On-Call at (800) 758-5804. The York extension is 992638. You can access financial and other information, such as quarterly press releases on earnings and product announcements, through the Internet. To connect to York's World Wide Web site, set your browser software to: http://www.york.com


STOCK EXCHANGE LISTING

The New York Stock Exchange


STOCK TRADING SYMBOL

YRK

                                      a31