Form 10-K, Exhibit 13
period 1998-12-31
YORK INTERNATIONAL CORP /DE/
filed 1999-03-31
CIK 842662

                                                                      Exhibit 13







                        YORK INTERNATIONAL CORPORATION
                         ANNUAL FINANCIAL STATEMENTS
                           AND REVIEW OF OPERATIONS
                                    1998

                                   Contents

DESCRIPTION OF BUSINESS ................................................   a3
MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS ............................   a4
INDEPENDENT AUDITORS' REPORT ...........................................   a4
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA ...........................   a5
MANAGEMENT'S DISCUSSION AND ANALYSIS ...................................   a6
FINANCIAL STATEMENTS ...................................................  a13
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .............................  a17
SUMMARY OF QUARTERLY RESULTS ...........................................  a30
TRADING AND DIVIDEND INFORMATION .......................................  a30
INVESTOR AND STOCKHOLDER INFORMATION ...................................  a31
CORPORATE DATA .........................................................  a31
DIRECTORS AND OFFICERS .................................................  a32

                                      a2

                            Description of Business


York International Corporation (the Company) is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) products. The Company believes it is the third largest manufacturer and marketer of such products in the United States and one of the leading companies in the HVAC&R industry internationally. The Company's air conditioning systems range from a one ton* unit for a small residence to the 59,000 ton system installed in the New York World Trade Center. In 1998, the Company's products were sold in over 100 countries through over 750 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Cape Canaveral, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the National Library Complex in Beijing, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Exposition Centre and the Lantau Airport Railway System in Hong Kong.

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

Headquartered in York, Pennsylvania, the Company has manufacturing facilities in 13 states and 12 foreign countries. As of December 31, 1998, the Company employed approximately 20,600 people worldwide.

Unless the context otherwise requires, the terms "Company" and "York" refer to the Company and its consolidated subsidiaries. The Company's principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and its telephone number is (717) 771-7890.

Products and Markets

All of the Company's products are in the heating, ventilating, air conditioning and refrigeration (HVAC&R) industry and the Company operates solely in this industry. Within HVAC&R, the Company's products fall into three general categories. The first is Engineered Systems products, consisting of heating, air conditioning and thermal storage equipment designed for commercial applications in retail stores, office buildings, shopping malls, manufacturing facilities, hospitals, universities, airports and marine vessels. The second is Unitary products, consisting of air conditioning and furnace units and hermetic and scroll compressors designed for use in residential and light commercial applications. The third is Refrigeration products, including commercial and industrial refrigeration and gas compression equipment, designed for the food, beverage, chemical and petrochemical processing industries. The Company's engineered systems products and refrigeration and gas compression equipment are designed specifically for the customer's needs and applications.




*The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

                                      a3

 Management's Report on Financial Statements and Independent Auditors' Report


Management's Report on Financial Statements

To the Stockholders of York International Corporation:

The management of York International Corporation is responsible for the preparation of the accompanying financial statements. In management's opinion, the financial statements have been prepared in conformity with generally accepted accounting principles. The Company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems and controls are tested and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit.

The directors of York International Corporation have established an Audit and Finance Committee currently comprised of three outside directors. The Audit and Finance Committee meets with management, the internal auditors and the independent auditors and monitors generally the accounting affairs of the Company. The Audit and Finance Committee also recommends to the stockholders the selection of the independent auditors.



/s/ Robert N. Pokelwaldt                /s/ Benson K. Woo
Robert N. Pokelwaldt                    Benson K. Woo
Chairman of the Board and               Vice President and
Chief Executive Officer                 Chief Financial Officer

February 15, 1999


Independent Auditors' Report

The Board of Directors and Stockholders, York International Corporation:

We have audited the accompanying consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of York International Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

Harrisburg, Pennsylvania
February 15, 1999

                                      a4

                 Five Year Summary of Selected Financial Data


(in thousands, except per share data
and Other Information)                                       1998           1997           1996           1995            1994
-------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
  Net sales                                           $ 3,289,201    $ 3,193,657    $ 3,218,534    $ 2,929,948     $ 2,421,864
  Gross profit                                            722,936        636,226        685,857        629,379         508,660
  Income from operations before
     impairment loss on long-lived assets                 228,704        114,002        238,384        222,803         171,967
  Impairment loss on long-lived assets (a)                     --             --             --        244,473              --
  Interest expense, net                                    41,527         40,876         34,544         41,412          29,188
  Income (loss) before income taxes                       187,303         78,468        204,463        (70,782)        144,447
  Provision for income taxes                               50,810         31,075         56,554         25,290          54,677
  Net income (loss) (a)                                   136,493         47,393        147,909        (96,072)         89,770
  Basic earnings (loss) per share of common stock            3.38           1.11           3.43          (2.38)           2.43
  Diluted earnings (loss) per share of common stock          3.36           1.10           3.37          (2.38)           2.40
  Cash dividends per share                                   0.48           0.48           0.36           0.24            0.16
  Weighted average common shares and
    common equivalents outstanding:
      Basic                                                40,402         42,550         43,136         40,321          36,901
      Diluted                                              40,622         43,040         43,950         40,321          37,397
  Capital expenditures                                $    64,638    $    66,854    $    73,576    $    66,242     $    81,625
  Depreciation and amortization                            57,785         52,776         48,581         42,841          34,030
  Amortization of deferred charges                         17,059         15,978         18,410         18,643          15,635
Balance Sheet Data:
  Working capital                                     $   521,054    $   535,123    $   524,143    $   393,063     $   236,443
  Total assets                                          2,106,538      1,996,298      2,074,771      1,927,002       1,587,980
  Long-term debt                                          362,724        452,344        313,641        314,246         280,627
  Stockholders' equity                                    730,799        646,285        780,377        624,814         526,930
Other Information:
  Employees                                                20,600         20,300         20,100         19,000          15,900
  Backlog (in thousands)                              $   879,473    $   834,466    $   845,076    $   868,640     $   778,700
  Total debt as a percent of total capital                   36.2%          44.7%          36.2%          39.1%           39.8%
  Current ratio                                              1.66           1.78           1.68           1.50            1.39
  Book value per share                                 $    18.27     $    15.91     $    17.89     $    14.51      $    14.03
-------------------------------------------------------------------------------------------------------------------------------

(a)  In 1995, the Company adopted Statement of Financial Accounting Standards
     (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," resulting in a charge of $244.5 million to operations.

                                      a5

        Management's Discussion and Analysis of Financial Condition and
                             Results of Operations


RESULTS OF OPERATIONS

The following table sets forth sales by product group and geographic market:

(in thousands)                          1998           1997           1996
================================================================================
Engineered Systems Group         $ 1,408,091      $ 1,396,436      $ 1,319,306
Unitary Products Group             1,481,760        1,392,378        1,417,782
Refrigeration Products Group         447,499          447,093          510,399
Eliminations                         (48,149)         (42,250)         (28,953)
--------------------------------------------------------------------------------
   Sales                         $ 3,289,201      $ 3,193,657      $ 3,218,534
--------------------------------------------------------------------------------
U.S.                                      58%              58%              54%
International                             42%              42%              46%
--------------------------------------------------------------------------------
   Total                                 100%             100%             100%
--------------------------------------------------------------------------------

In June 1997, The Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement requires the Company to report certain financial and other information about its business segments, products and services, the geographic areas in which it operates and its major customers. The objective of this statement is to help users of financial statements better understand the enterprise's performance, better assess its prospects for future net cash flows and make more informed judgements about the enterprise as a whole. See note 15 to the consolidated financial statements for this disclosure.

Management's discussion of results for 1998 as compared to 1997 has been restated to conform with SFAS No. 131. As discussed in note 15 to the consolidated financial statements, other than sales, 1996 information has not been restated to comply with SFAS 131, as the information is not readily available. Consequently, to maintain consistency, information included in the section "Results of Operations 1997 as Compared with 1996" has not been restated.

Results of Operations 1998 as Compared with 1997

Sales for the year ended December 31, 1998 increased 3.0% to $3,289.2 million from $3,193.7 million for 1997. (See table above which shows sales by business segment and geographic market, and note 15 to the consolidated financial statements for additional information.) Sales levels increased for all business groups. Order backlog at December 31, 1998 was $879.5 million compared to $834.5 million as of December 31, 1997.

Engineered Systems Group sales increased 0.8% to $1,408.1 million primarily due
------------------------
to increased volume in the domestic service and equipment business and continued growth and expansion in Latin America. These increases were offset by a decline in the Asian market and lost sales as a result of the accident at the Grantley factory in York, PA. (See additional disclosure in note 17 to the consolidated financial statements.)

Unitary Products Group sales increased 6.4% to $1,481.8 million primarily due to
----------------------
improved volume in the unitary equipment markets in North America and Latin America and continued growth and expansion in Latin American markets.

Refrigeration Products Group sales were basically flat at $447.5 million
----------------------------
primarily due to the sale of the German Commercial Refrigeration business in the second quarter of 1997. Excluding the sale of this business, refrigeration product sales improved approximately 6% primarily due to stronger sales levels in the second half of 1998 in Europe and North America.

From a geographic perspective, domestic sales increased 3.2% to $1,898.6 million and international sales increased 2.6% to $1,390.6 million.

Gross profit in 1998 increased 13.6% to $722.9 million (22.0% of sales) from $636.2 million (19.9% of sales) in 1997. Excluding the non-recurring items in 1997, gross profit as a percent of sales increased 120 basis points. This improvement is due to the performance of the Unitary Products Group; improved performance in manufacturing operations; product mix; and other cost reduction measures. During 1998, the Company recorded credits to cost of goods sold of $25.5 million reflecting expected insurance recovery for certain incremental expenses and losses included in cost of goods sold as a result of the Grantley accident.

Selling, General and Administrative expense (SG&A) decreased 5.4% to $494.2 million (15.0% of sales) in 1998 from $522.2 million (16.4% of sales) in 1997. Excluding the non-recurring items in 1997, SG&A as a percent of sales was flat. The Company is beginning to see benefits from spending to expand and strengthen distribution, particularly in Latin America.

                                      a6

Income from operations in 1998 increased to $228.7 million (7.0% of sales) from $114.0 million (3.6% of sales) in 1997. Excluding the non-recurring items in 1997, operating income as a percent of sales increased 120 basis points.

Engineered Systems Group income from operations increased 5.8% to $125.2 million
------------------------
(8.9% of sales) primarily due to increased volume and performance in the domestic service and equipment business and continued growth and expansion in Latin America. These increases were offset by the decline in the Asian market and profits on lost sales as a result of the accident at the Grantley factory.

Unitary Products Group income from operations increased 36.8% to $140.5 million
----------------------
(9.5% of sales) primarily due to increased volume in the unitary equipment markets in North America and Latin America, improved plant performance, effective implementation of cost reduction programs and continued growth and expansion in Latin American markets.

Refrigeration Products Group income from operations increased 20.6% to $27.4
----------------------------
million (6.1% of sales), primarily due to stronger performance domestically and in Europe in both sales and factory performance. SG&A expenditures were reduced by effective control of spending in all regions and the sale of the German Commercial Refrigeration business.

Net interest expense increased in 1998 1.6% to $41.5 million due to the impact of higher average borrowing rates offset by the benefit of reduced working capital levels.

Equity in earnings of affiliates was $0.1 million in 1998 as compared to $5.3 million in 1997. The 1997 earnings include a net gain of $4.5 million relating to the gain on the sale of an Egyptian air conditioning company reduced by a portion of the non-recurring charge in 1997.

Provision for income taxes of $50.8 million for 1998 relates to both U.S. and non-U.S. operations. The effective rate is 27.1% and reflects a non-recurring benefit recorded in the third quarter relating to export incentives, foreign tax credit planning and other activities outside the U.S., including closures and consolidations. Excluding the non-recurring benefit, the Company's effective tax rate would have been 33%.

Net income, as a result of the above factors, was $136.5 million in 1998 as compared to $47.4 million in 1997.

Results of Operations 1997 as Compared with 1996

Sales for the year ended December 31, 1997 decreased 0.8% to $3,193.7 million from $3,218.5 million for 1996. Revenues increased in the Company's Engineered Systems product group and decreased in the Unitary and Refrigeration product groups. As discussed earlier, information in this section is not restated; comparable 1996 information under the current business segments is not readily available.

Engineered Systems Group sales increased 4.4% primarily due to increased volume
------------------------
in the domestic equipment business, the acquisition of Pace and Gamewell, continued international expansion in Latin America and the Peoples Republic of China, and the introduction of new products. The increase was partially offset by a weak domestic retrofit and replacement chiller market and weakness in the Southeast Asian markets.

Unitary Products Group sales decreased 1.6% due to lower-than-average
----------------------
temperatures in North America and Europe and excess inventory levels in the industry at the beginning of the year. This decrease was partially offset by continued growth in Latin America due to expanded distribution.

Refrigeration Products Group sales decreased 12.2% due to the sale of the German
----------------------------
Commercial Refrigeration business in the second quarter of 1997. This decrease was partially offset due to continued growth in Latin America. The year-over-year revenue performance was consistent in all other areas of the world.

From a geographic perspective, domestic revenue increased 6.5% to $1,838.9 million and international revenue decreased by 9.3% to $1,354.8 million.

The Company recorded the following non-recurring items during 1997: a charge of $13.4 million (recorded in the first quarter) for costs to close the Houston manufacturing facility and downsize the German operations, a gain of $6.0 million (recorded in the third quarter) on the sale of an investment in an Egyptian air conditioning company, and a charge of $62.1 million (recorded in the fourth quarter) for profit improvement initiatives. As part of the Company's profit improvement initiatives, actions were taken to rationalize global capacity by closing and streamlining operations, and to rationalize global distribution and products. The Company expects these actions to increase profitability, strengthen its position in the marketplace and reduce its overall cost structure. The total of these charges was recorded as $28.1 million to Cost of Goods Sold, $45.9 million to SG&A and a gain of $4.5 million to affiliates' earnings.

Gross profit in 1997 decreased 7.2% to $636.2 million (19.9% of sales) from $685.9 million (21.3% of sales) for 1996. The impact of the non-recurring charges accounted for over one-half of the reduction in gross profit and gross profit margin percentage during 1997.

                                      a7

Engineered Systems Group margins decreased due to lower volume of large chiller
------------------------
systems and lower volume of higher margin replacement and retrofit orders in the U.S. market.

Unitary Products Group margins decreased due to lower-than-expected volume in
----------------------
the Unitary products OEM factories and lower-than-expected volume in Europe.

Refrigeration Products Group margins increased due to better overall plant
----------------------------
performance and the impact of the sale of the Commercial Refrigeration business in Germany.

SG&A increased 16.7% to $522.2 million in 1997 (16.4% of sales) from $447.5 million (13.9% of sales) in 1996. The absolute dollar increase was primarily due to the impact of the non-recurring charges. Other factors contributing to the increase include the cost of continued investment in distribution in growing markets, specifically Asia and Latin America, increased research and development spending, costs associated with new product introductions and inflation. Lower-than-anticipated revenues impacted the increase in SG&A as a percent of sales. The Company intends to continue to expand and strengthen its distribution in areas which will benefit future growth.

Net interest expense increased to $40.9 million in 1997 from $34.5 million in 1996, due to both higher average interest rates and higher average borrowing levels.

Provision for income taxes of $31.1 million for the year ended December 31, 1997 relates to both U.S. and non-U.S. operations. The effective rate is 39.6% which is a significant increase over 1996 primarily due to the impact of the $62.1 million fourth quarter charge which included components for which no deferred tax benefits were recorded. The 1997 effective tax rate excluding the impact of the $62.1 million non-recurring charge is consistent with expected rates.

Net income, as a result of the above factors, was $47.4 million in 1997 as compared to $147.9 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

Working capital requirements are generally not limited to, attorneys', consultants' and experts' fees and expenses) of any kind and nature suffered by or asserted against Tenant as a direct or indirect result of any preexisting condition prior to the occupancy of said premises by Tenant or as a direct or indirect result of any condition or violation taking place after the termination of the lease term or Tenant's occupancy of the property. The foregoing indemnification shall survive the expiration or termination of the lease term.

Working capital was $521.1 million and $535.1 million as of December 31, 1998 and 1997, respectively. Accounts receivable increased in 1998 due to higher fourth quarter sales volume and the net receivable to record a portion of the anticipated insurance recovery. Inventory levels were lower at December 31, 1998, than at December 31, 1997, primarily as a result of higher fourth quarter sales volume. The current ratio was 1.66 at December 31, 1998, as compared to
1.78 for December 31, 1997.

Long-term indebtedness was $362.7 million at December 31, 1998, primarily consisting of borrowings of $300 million senior notes and bank lines. As of December 31, 1998, there were no borrowings under the revolving credit facility.

At December 31, 1998, the Company maintained a $500 million Amended and Restated Credit Agreement (the Agreement) expiring on July 31, 2002. The Agreement was amended and restated May 1, 1997. The Agreement provides for borrowings under the facility at LIBOR plus .16% or at specified bid rates and requires a fee of
 .09%. At December 31, 1998, the LIBOR rate was 5.06%. The Agreement, as amended, contains financial and operating covenants requiring the Company to maintain certain financial ratios and standard provisions limiting leverage, investments and liens. The Company is in compliance with these agreements.

The Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provide for borrowings of $269.6 million and $245.2 million at December 31, 1998 and 1997, respectively, of which $202.9 million and $175.5 million, respectively, were unused at December 31, 1998 and 1997. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates.

During the second quarter of 1997, the Company arranged four separate unsecured bank lines similar to commercial paper. These bank lines provide for total borrowings of $295 million which are expected to be reborrowed in the ordinary course of business.

At December 31, 1998 and 1997, the Company had $41.0 million and $169.8 million, respectively, outstanding under these bank lines. The average rate on the bank lines was 5.61% and 5.92% at December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the Company had $300 million and $100 million of Senior Notes outstanding, respectively. On June 1, 1998, the Company issued $200 million of 6.70% fixed rate Senior Notes having a maturity of ten years from the date of issue. The proceeds from the sale of the notes were used to pay down the Company's commercial paper borrowings and bank lines. The $100 million of Senior Notes issued in March 1993 bear interest at a 6.75% fixed rate and are due March 2003.


                                      a8

The Company sold a fractional ownership interest in a defined pool of trade accounts receivable for $100 million in 1998 and 1997. At December 31, 1998 and 1997, the discount rate on the accounts receivable sold was approximately 5.30% and 5.78%, respectively.

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

In the ordinary course of business, the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company enters into these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. The Company enters into these financial instruments utilizing over-the-counter as opposed to exchange traded instruments. The Company mitigates the risk that counterparties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions. Financial instruments are more fully discussed in note 2 to the consolidated financial statements and under the caption Market Risk on page 27.

Capital expenditures were $64.6 million in 1998 as compared to $66.9 million in 1997. These expenditures were made primarily to expand capacity, reduce costs and introduce new products. Capital expenditures during 1999 are anticipated to be greater than in 1998 and are expected to exceed annual depreciation and amortization. The anticipated increase is primarily due to expenditures to rebuild the Grantley facility. These expenditures will be funded from a combination of operating cash flows, availability under the revolving credit facility, and insurance coverage.

Cash dividends of $0.48 per share were paid on common stock in 1998 and 1997. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend upon such factors as the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

Employee stock plans include the 1992 Employee Stock Purchase Plan which authorizes the allocation of 1,500,000 shares of stock for the Plan and the Amended and Restated 1992 Omnibus Stock Plan which authorizes the issuance of up to 7,880,000 shares of the Company's common stock as stock options or restricted share awards. At December 31, 1998, approximately 532,000 options remained available for grant under the Plans.

During 1997, the Board of Directors authorized the Company to purchase up to 6.0 million shares of its common stock. Such stock purchases may be made from time to time in the open market and privately negotiated transactions. During 1998, the Company repurchased 1.1 million shares for $44.0 million.

Company management believes that these employee stock plans provide valuable incentives to a broad range of York employees by giving them a direct equity interest in the Company. Company management further believes that funding the required shares through share repurchases will mitigate the dilutive impact such employee plans would otherwise have.

INFLATION

Management believes inflation has not had a significant impact on the Company's results of operations for the periods presented. The Company was able to substantially offset the effect of inflation through cost reduction programs in 1998. Management does not anticipate inflation having a significant impact on the future results of operations.

CYCLICALITY

Exposure to cyclicality in the new construction market is mitigated by the Company's emphasis on the service, repair and replacement market and participation in the refrigeration market, each of which is less cyclical. As the installed base of heating, air conditioning and refrigeration equipment has grown and aged, the Company derives a significant portion of its revenue from the service, repair and replacement market. In 1998, 1997 and 1996, respectively, on a worldwide basis, service, repair and replacement revenue accounted for an estimated 44%, 41% and 49% of the Company's total sales, while new construction sales accounted for the remaining 56%, 59% and 51%. The Company expects growth in the service, repair and replacement market over the next several years to outpace growth in the new construction market.


                                      a9

Seasonality

Sales of the Company's Unitary products equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. Demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. The Company provides incentives for distributors to purchase products in advance of seasonal sales. These incentives, together with advance production schedules, reduce the impact of seasonal fluctuations on the Company's sales of residential equipment. Requirements for service and repair parts for Engineered Systems products also increase during summer months. The overall effect of seasonality is also dampened by the Company's Engineered Systems and Refrigeration equipment, for which demand is not as seasonal.

Market Risk

The Company is subject to market risk associated with changes in interest rates, foreign currency exchange rates and certain commodity prices. To manage the risk of fluctuations in interest rates the Company's borrowings are a mix of fixed and floating rate obligations. This includes $100 million of Senior Notes that bear interest at a 6.75% fixed rate and are due March 2003 as well as $200 million of Senior Notes with a fixed interest rate of 6.70% which are due June 2008. Short-term borrowings are typically bank loans and commercial paper that is reborrowed in the ordinary course of business. The Company's short-term borrowings maturity dates support seasonal working capital needs. The Company's non-U.S. subsidiaries maintain bank credit facilities for borrowings in their functional currency on a floating rate basis.

The Company has manufacturing facilities in 12 foreign countries and its products are sold in over 100 countries throughout the world. As a result, the Company is exposed to foreign currency risk that future cash flows from transactions in foreign currencies will be negatively impacted by exchange rate changes. To reduce this risk, the Company hedges its foreign currency transaction exposure with forward contracts and purchased options, in accordance with the Company's Treasury Policy and Procedures Manual on hedging (the Policy). These foreign currency forward and option contracts are matched to foreign currency transactions that effectively fix the sales price for finished product or purchase price for raw material components. The Company's local entities are required to hedge these firm commitments with the Corporate Treasury Department. The Corporate Treasury Department evaluates the Company's net position on an overall basis, in accordance with the parameters established in the Policy, and where necessary, hedges the foreign currency exchange exposure risk with an external counter-party using the instruments mentioned previously. The Company mitigates the risk that the counter-party to these agreements will fail to perform by only entering into agreements with major international financial institutions. Foreign currency risk associated with intercompany transactions is mitigated using a multilateral netting process. Any net exposures are hedged as discussed above and in accordance with the Policy.

The Company purchases raw material commodities and is at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper and aluminum for manufacturing requirements, the Company may enter into commodity forward contracts to effectively fix the cost of the commodity to the Company. These contracts require each settlement between the Company and its counter-party to coincide with cash market purchases of the actual commodity. Settlement proceeds or payments are recognized as an adjustment to the cost of the commodity purchased. The Company does not hedge firm commitments beyond three years.

The Company does not anticipate any material changes in its primary market risk exposures in 1999 and does not hold or issue derivative instruments for trading purposes.

The following table provides information about the fair value of the Company's market-sensitive financial instruments and is a forward-looking statement. All instruments described in the table are non-trading. The Company's borrowings are not included in the table since their carrying amount approximates the fair value of similar debt instruments of comparable maturity and the interest rate market risk is not significant as a result of the management strategies described previously. Refer to note 2 to the consolidated financial statements for additional information. The table presents the Company's market risk exposure to potential changes in the fair value of its foreign currency hedge instruments at December 31, 1998. As discussed previously, the hedged instrument maturity matches the transactional cash flow exposures. These hedged instruments mature in 1999, 2000 and 2001, respectively. The table also illustrates the effect of a 10% appreciation and depreciation of the United States Dollar (USD) on the unhedged position, with the exception of the German Deutsche Mark (DEM) exposure which is based on a 10% appreciation and depreciation of the British Pound Sterling (GBP). Furthermore, the table presents the December 31, 1998 fair value of the Company's total pounds of copper hedged for 1999 and 2000.


                                      a10

Foreign Currency Exposure
---------------------------------------------------------------------------------------------------------------------------
(USD equivalents, in thousands)
---------------------------------------------------------------------------------------------------------------------------
                                   (Short Exposure)   (Short Exposure)    Foreign Currency        USD             USD
                                   Foreign Currency     Hedged as of      Exchange Exposure       10%             10%
Currency                           Exchange Exposure    Dec. 31, 1998       Net of Hedging    Appreciation    Depreciation
---------------------------------------------------------------------------------------------------------------------------
AUD - Australian Dollar                 9,200.00           9,200.00               0.00              0.00         0.00
CLP - Chilean Peso                      5,100.00           2,500.00           2,600.00           (260.00)      260.00
DEM - German Deutsche Mark             11,863.00          11,542.00             321.00            (32.10)       32.10
DKK - Danish Krona                       (789.00)              0.00            (789.00)            78.90       (78.90)
GBP - British Pound Sterling            1,606.00           1,383.00             223.00            (22.30)       22.30
JPY - Japanese Yen                      5,227.00           5,253.00             (26.00)             2.60        (2.60)
NZD - New Zealand Dollar                  608.37             608.37               0.00              0.00         0.00
SGD - Singapore Dollar                  5,900.00           5,900.00               0.00              0.00         0.00
THB - Thailand Baht                     1,557.00           1,557.00               0.00              0.00         0.00
ZAR - South African Rands               2,166.80           2,166.80               0.00              0.00         0.00
---------------------------------------------------------------------------------------------------------------------------

Copper Exposure
---------------------------------------------------------------------------------------------------------------------------
                                                                             Pounds          Notional     Dec. 31, 1998
Year                                                                         Hedged           Amount       Fair Value
===========================================================================================================================
1999                                                                       50,000,000      $42,692,000     $34,346,000
2000                                                                       20,000,000      $17,150,000     $14,660,000
---------------------------------------------------------------------------------------------------------------------------

YEAR 2000 UPDATE

General information and state of readiness

The Company's enterprise-wide Year 2000 (Y2K) Compliance Program (the Program) was initiated in February, 1997. The Company divided the Program into four dimensions: information systems; York International products and services; production equipment and facilities; and supplier capabilities.

As of the end of 1998, the Company was testing, validating, and implementing internal information systems and external information systems interfaces that are Y2K compliant. These activities include, but are not limited to, evaluating existing and new hardware and software and, where necessary, replacing or modifying these system components to be Y2K compliant. In 1996, the Company determined that MAPICS would be the enterprise-wide manufacturing system. Likewise, the Company decided in 1995 to use the Lawson Financial Systems package at all U.S. locations. During the risk assessment phase of the Program, it was determined that by accelerating the deployment of these two system components, the Company would remediate a significant percentage of the Y2K systems issues. Other system components as well as non-manufacturing systems internationally are being modified or replaced to achieve Y2K compliance. Testing and validation is expected to continue into the third quarter of 1999.

The Company's products verification dimension is complete. The Company has determined that its residential products are Y2K compliant and will transition correctly to the year 2000 without manual intervention. In addition, the Company has verified that the vast majority of its commercial and industrial products utilizing York-manufactured or York-designed microprocessor control panels or PLC-based equipment are Y2K compliant.

The Company has conducted an evaluation of its production equipment and process control capabilities in all manufacturing locations and is remediating those few components that are not currently Y2K compliant. Similarly, the Company has evaluated its facilities controls (e.g., elevators, telephone systems, security systems, etc.) to determine Y2K compliance. In most cases those systems were found to be Y2K compliant. In isolated situations where the facilities systems were found to be non-compliant, plans are in place for remediation by the second quarter of 1999.

The Company has required critical suppliers to certify Y2K compliance. Furthermore, the Company is establishing plans to conduct detailed evaluations with critical suppliers to verify compliance. The Company will be evaluating the necessary "Millennium Stock Levels" to be established for parts and materials that are critical to the manufacturing process. The Company will also be developing plans and necessary stock levels for single-source items. The Company will continue to develop further contingency plans throughout 1999 as necessary.


                                      a11

Cost

The Company expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare systems and applications for the year 2000. The cost of testing and conversion of systems and applications will not have a material effect on the Company's results of operations or financial position. A significant proportion of these costs are not likely to be incremental costs to the Company, but rather will represent the redeployment of existing information technology resources or be a component of planned system improvements.

Risks

The Company's failure to correct or develop an adequate contingency plan to mitigate a material Y2K problem, including problems experienced by suppliers, could result in an interruption in normal business activities or operations. However, the Company is confident that the Compliance Program will allow it to complete a successful transition to the Year 2000. This statement constitutes a Year 2000 readiness disclosure by York International Corporation, under the Year 2000 Information and Readiness Disclosure Act.

Euro Conversion

Management has initiated an internal analysis of and planning for the effect the Euro will have on the operating and financial condition of the Company. The Euro is not expected to have a material effect on the Company's operating results or competitive position. The Company's financial systems are Euro compliant and opportunities will continue to be investigated for European-wide system infrastructures.

Manufacturing Operations

On February 2, 1998, the Company incurred damage to its Grantley manufacturing facility in York, PA, when tanks used for testing ruptured. The accident caused substantial damage to facilities used in steel cutting and rolling operations and heat exchanger production. The Company is rebuilding the facility and fully restoring its production capacity. The Company's rebuilding operations are expected to continue into the second quarter of 1999. For additional information relating to the Grantley facility incident, see note 17 to the consolidated financial statements.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the Standard). The Standard establishes comprehensive accounting and reporting standards for derivative instruments and hedging activities that require a Company to record the derivative instrument at fair value in the balance sheet. Furthermore, the derivative instrument must meet specific criteria or the change in its fair value is to be recognized in earnings in the period of change. To achieve hedge accounting treatment the derivative instrument needs to be part of a well-documented hedging strategy that describes the exposure to be hedged, the objective of the hedge and a measurable definition of its effectiveness in hedging the exposure. The Standard is effective as of the beginning of the first quarter of the fiscal year beginning after June 15, 1999. Adoption of this statement is not expected to have a material effect on the Company's financial statements.

In 1998, the American Institute of Certified Public Accountants (AICPA) issued Statements of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and SOP 98-5, "Reporting on the Cost of Start-Up Activities." These SOPs require that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software and that costs of start-up activities, including organization costs, be expensed as incurred. These statements are effective for fiscal years beginning after December 15, 1998. During 1998, the Company developed an internal accounting policy for the capitalization of certain internal-use software costs as required by SOP 98-1. The Company has determined that adoption of SOP 98-1 and SOP 98-5 will not have a material effect on the Company's financial statements.

Forward-Looking Information - Risk Factors

To the extent the Registrant has made "forward-looking statements," certain risk factors could cause actual results to differ materially from those anticipated in such forward-looking statements including, but not limited to competition, government regulation, environmental considerations and the Year 2000 Compliance Program. Unseasonably cool spring or summer weather in the United States or in Europe could adversely affect the Registrant's UPG residential air conditioning business. The ESG air conditioning business could be affected by a slowdown in the large chiller market and by the level of chlorofluorocarbon (CFC) retrofits. The resolution of the insurance claim for an amount greater than or less than amounts recorded could affect the Company's results. Overall performance of the Registrant was affected by the economic conditions in Asia, and future anticipated performance could be affected by any serious economic downturns in other worldwide markets.

                          Consolidated Balance Sheets

                                                             December 31
                                                             -----------
(in thousands)                                         1998               1997
================================================================================
ASSETS
Current assets:
  Cash and cash equivalents                        $    22,746     $    12,228
  Receivables                                          632,768         555,830
  Inventories                                          536,854         541,114
  Prepayments and other current assets                 118,165         112,448
--------------------------------------------------------------------------------
    Total current assets                             1,310,533       1,221,620
--------------------------------------------------------------------------------
Deferred income taxes                                   30,805          21,869
Unallocated excess of cost over net
  assets acquired                                      337,353         343,854
Investments in affiliates                               20,092          17,660
Property, plant and equipment, net                     374,731         368,642
Deferred charges and other assets                       33,024           2,653
--------------------------------------------------------------------------------
    Total assets                                   $ 2,106,538     $ 1,996,298
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and current portion
    of long-term debt                              $    52,583     $    69,438
  Accounts payable and accrued expenses                670,797         601,573
  Income taxes                                          66,099          15,486
--------------------------------------------------------------------------------
    Total current liabilities                          789,479         686,497
--------------------------------------------------------------------------------
Warranties                                              36,488          36,280
Long-term debt                                         362,724         452,344
Postretirement benefit liabilities                     140,152         133,294
Other long-term liabilities                             46,896          41,598
Stockholders' equity:
  Common stock $.005 par value; 200,000
    shares authorized;
    Issued 44,616 shares in 1998 and 44,057
    shares in 1997                                         223             220
  Additional paid in capital                           700,959         679,180
  Retained earnings                                    290,465         173,375
  Accumulated other comprehensive losses               (58,209)        (47,100)
  Treasury stock, at cost; 4,621 shares in
    1998 and 3,429 shares in 1997                     (199,037)       (153,425)
  Unearned compensation                                 (3,602)         (5,965)
--------------------------------------------------------------------------------
    Total stockholders' equity                         730,799         646,285
--------------------------------------------------------------------------------
    Total liabilities and stockholders' equity     $ 2,106,538     $ 1,996,298
--------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements


                                      a13

                     Consolidated Statements of Operations


                                                    Years Ended December 31
                                                    -----------------------
(in thousands, except per share data)       1998              1997             1996
======================================================================================
Net sales                               $ 3,289,201      $ 3,193,657      $ 3,218,534
Cost of goods sold                        2,566,265        2,557,431        2,532,677
--------------------------------------------------------------------------------------
  Gross profit                              722,936          636,226          685,857
Selling, general and administrative
  expenses                                  494,232          522,224          447,473
--------------------------------------------------------------------------------------
  Income from operations                    228,704          114,002          238,384
Interest expense, net                        41,527           40,876           34,544
Equity in earnings of affiliates               (126)          (5,342)            (623)
--------------------------------------------------------------------------------------
  Income before income taxes                187,303           78,468          204,463
Provision for income taxes                   50,810           31,075           56,554
--------------------------------------------------------------------------------------
  Net income                            $   136,493      $    47,393      $   147,909
--------------------------------------------------------------------------------------
Basic earnings per share                $      3.38      $      1.11      $      3.43
Diluted earnings per share                     3.36             1.10             3.37
--------------------------------------------------------------------------------------
Weighted average common shares and
  common equivalents outstanding:
  Basic                                      40,402           42,550           43,136
  Diluted                                    40,622           43,040           43,950
--------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.




                Consolidated Statements of Comprehensive Income



                                                Years Ended December 31
                                                -----------------------
(in thousands)                              1998          1997          1996
================================================================================
Net income                             $ 136,493      $ 47,393       $ 147,909
Other comprehensive losses:
  Foreign currency translation
    adjustments                          (10,324)       23,622          (1,052)
  Minimum pension liabilities
    (net of tax of $386)                    (785)           --              --
--------------------------------------------------------------------------------
  Total other comprehensive losses       (11,109)      (23,622)         (1,052)
--------------------------------------------------------------------------------

Comprehensive income                   $ 125,384      $ 23,771       $ 146,857
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                     Consolidated Statements of Cash Flows

                                                              Years Ended December 31
                                                              -----------------------
(in thousands)                                          1998           1997           1996
---------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                         $ 136,493      $  47,393      $ 147,909
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization                       57,785         52,776         48,581
    Amortization of deferred charges                    17,059         15,978         18,410
    Provision for doubtful accounts receivable           8,206          6,139          5,718
    Other                                                5,634         (1,638)         7,154
    Change in assets and liabilities net of
      effects from purchase of other companies:
      Receivables                                      (88,430)         2,074         (8,381)
      Inventories                                        4,536         48,562        (92,643)
      Prepayments and other current assets              (6,025)        (3,145)        (9,220)
      Deferred income taxes                             (9,417)        (1,686)         3,390
      Other assets                                     (16,995)         2,245        (11,117)
      Accounts payable and accrued expenses             64,050         (2,422)       (69,203)
      Income taxes                                      47,889        (13,429)           453
      Long term warranties                                 197          2,030          5,316
      Postretirement benefit liabilities                 6,858          4,883          3,776
      Minimum pension liability                           (785)            --             --
      Other long-term liabilities                        6,113         (6,046)        (1,469)
---------------------------------------------------------------------------------------------
Net cash provided by operating activities              233,168        153,714         48,674
---------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Net purchases of and investments in other
   companies (net of cash acquired)                     (7,794)        (8,978)       (16,468)
 Capital expenditures                                  (64,638)       (66,854)       (73,576)
 Other                                                   1,781          5,718          1,222
---------------------------------------------------------------------------------------------
Net cash used by investing activities                  (70,651)       (70,114)       (88,822)
---------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Common stock issued                                   19,546         14,909         20,064
  Treasury stock purchases                             (45,824)      (157,224)        (2,036)
  Net proceeds from issuance of bank loans                  --        169,780             --
  Long-term debt payments                             (119,748)      (114,223)       (40,851)
  Proceeds from issuance of senior bank notes          198,310             --             --
  Net (payments) borrowings on short-term debt         (16,855)       (59,023)        40,965
  Net (payments) proceeds of commercial paper
    borrowings                                        (168,182)        83,146         40,246
  Dividends paid                                       (19,403)       (20,349)       (15,602)
---------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities      (152,156)       (82,984)        42,786
---------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                    157            142             (6)
---------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents               10,518            758          2,632
Cash and cash equivalents at beginning of year          12,228         11,470          8,838
---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $  22,746      $  12,228      $  11,470
---------------------------------------------------------------------------------------------
Supplemental disclosure of cash paid for:
  Interest                                           $  40,207      $  41,519      $  34,454
  Income taxes                                          28,153         55,587         46,683
Non-cash investing activities, acquisition
  of business:
  Fair value of assets acquired                          7,377         20,447         23,336
  Cash paid                                             (7,794)       (17,481)       (16,468)
---------------------------------------------------------------------------------------------
  Liabilities assumed                                $    (417)     $   2,966      $   6,868
---------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                      a15

                Consolidated Statements of Stockholders' Equity


                                      Common Stock Issued    Additional           Accumulated Other   Treasury Stock
                                      -------------------     Paid In    Retained   Comprehensive     --------------      Unearned
(in thousands, except share data)     Shares       Amount     Capital    Earnings      Losses      Shares      Amount  Compensation
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995          43,125,713   $      216   $  644,377  $ 14,024   $(22,426)      52,506   $  (1,909)   $(9,468)
  Net income                                --           --           --   147,909         --           --          --         --
  Issuance of common stock under
    executive stock agreements           2,000           --            2        --         --           --          --         --
  Issuance of common stock under
    employee stock purchase plan       188,123            1        7,521        --         --           --          --         --
  Other, primarily exercise of
    stock options                      404,017            2       12,468        --         --           --          --         --
  Tax effect of options exercised           --           --        3,393        --         --           --          --         --
  Amortization of unearned
    compensation                            --           --           --        --         --           --          --      2,873
  Issuance of treasury stock, at
    cost                                    --           --           14        --         --       (1,928)         70         --
  Purchase of treasury stock, at
    cost                                    --           --           --        --         --       47,050      (2,036)        --
  Cash dividends on common stock
          ($.36 per share)                  --           --           --   (15,602)        --           --          --         --
  Currency translation adjustment           --           --           --        --     (1,052)          --          --         --
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996          43,719,853   $      219   $  667,775  $146,331   $(23,478)      97,628   $  (3,875)   $(6,595)
  Net income                                --           --           --    47,393         --           --          --         --
  Issuance of common stock under
    executive stock agreements          15,000           --          898        --         --      (25,000)      1,126     (1,984)
  Issuance of common stock under
    employee stock purchase plan       165,369            1        5,557        --         --         (744)         34         --
  Other, primarily exercise of
    stock options                      157,067           --        2,758        --         --     (149,926)      6,495         --
  Tax effect of options exercised           --           --        2,187        --         --           --          --         --
  Amortization of unearned
    compensation                            --           --           --        --         --           --          --      2,614
  Issuance of treasury stock, at
    cost                                    --           --            5        --         --         (469)         19         --
  Purchase of treasury stock, at
    cost                                    --           --           --        --         --    3,507,321    (157,224)        --
  Cash dividends on common stock
    ($.48 per share)                        --           --           --   (20,349)        --           --          --         --
  Currency translation adjustment           --           --           --        --    (23,622)          --          --         --
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997          44,057,289   $      220   $  679,180  $173,375   $(47,100)   3,428,810   $(153,425)   $(5,965)
  Net income                                --           --           --   136,493         --           --          --         --
  Issuance of common stock under
    executive stock agreements, net     32,000           --        1,169        --         --        1,600         212     (1,137)
  Issuance of common stock under
    employee stock purchase plan       225,861            1        7,585        --         --           --          --         --
  Other, primarily exercise of
    stock options                      300,625            2       11,715        --         --           --          --         --
  Tax effect of options exercised           --           --        1,310        --         --           --          --         --
  Amortization of unearned
    compensation                            --           --           --        --         --           --          --      3,500
  Purchase of treasury stock, at
    cost                                    --           --           --        --         --    1,190,640     (45,824)        --
  Cash dividends on common stock
    ($.48 per share)                        --           --           --   (19,403)        --          --           --         --
  Minimum pension liability                 --           --           --        --       (785)         --           --         --
  Currency translation adjustment           --           --           --        --    (10,324)         --           --         --
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998          44,615,775   $      223   $  700,959  $290,465   $(58,209)   4,621,050   $(199,037)   $(3,602)
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

                                      a16

                   Notes to Consolidated Financial Statements


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

York International Corporation (The Company) is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) equipment with three major product groups: Engineered Systems, Unitary and Refrigeration. The Company markets its products and services throughout the world and its customers range from residential contractors to design builders, contractors and building owners. Sales and related cost of goods sold are recognized primarily based upon shipment of products or performance of services.

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

Unallocated Excess of Costs Over Net Assets Acquired

The unallocated excess of costs over net assets acquired is amortized on a straight-line basis over periods of up to 40 years. Accumulated amortization related to such excess at December 31, 1998 and 1997, is $90.3 million and $79.1 million, respectively. The Company assesses the recoverability or impairment, if any, of the elements of this intangible asset by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations or the long-lived assets to which the unallocated excess is attributed.

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

Earnings per Share

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" in 1997, which establishes standards for computing and presenting earnings per share. All prior earnings per share amounts have been restated to conform to the provisions of SFAS 128.

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

                                      a17

The Company has certain postemployment benefits provided to former or inactive employees who are not retirees. These benefits include salary continuance, severance and disability health care. The benefits are accrued over the employee's service period or as an expense at the date of the event triggering the benefit. The Company adopted SFAS No.132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" in 1998, which revises employers' disclosures about pension and other postretirement benefit plans. All prior disclosures have been restated to conform to the provisions of SFAS 132.

Foreign Currency Translation

The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated using the weighted average exchange rate experienced during the period. The differences resulting from such translation are included in stockholders' equity. Gains or losses resulting from foreign currency transactions are included in the results of operations.

Accounting for Stock-Based Compensation

The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized with respect to such plans other than for restricted stock and performance-based awards. Information related to stock-based compensation awards is presented in note 18 to the consolidated financial statements along with the disclosures required under SFAS 123, "Accounting for Stock-Based Compensation."

Note 2--Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company enters into these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. The Company enters into these financial instruments utilizing over-the-counter as opposed to exchange traded instruments. The Company mitigates the risk that counter-parties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions.

Foreign Currency Instruments

Since the Company purchases raw materials and sells finished products in various currencies, the Company is exposed to foreign currency risk. The Company manages its foreign currency transaction risk by hedging the net currency exposures. However, the Company does not hedge certain foreign exchange transaction exposures that are immaterial or are considered to be in currencies highly correlated to the manufacturing entity's currency.

The Company primarily uses foreign currency forward contracts and purchased options. These foreign currency forward and option contracts are matched to firm commitments of foreign currency transactions and effectively fix the sales or purchase price. These contracts are settled in cash upon expiration, with settlement proceeds or payments included in the measurement of the item hedged. The option contracts are purchased in cash and amortized over the contract term. The Company does not hedge firm commitments beyond three years.

Commodity Contracts

Since the Company purchases raw material commodities, it is at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper and aluminum for anticipated manufacturing requirements, the Company may enter into commodity forward contracts to effectively fix the cost of the commodity. These contracts require cash settlement between the Company and its counter-party to coincide with cash market purchases of the actual commodity. Settlement proceeds or payments are recognized as an adjustment to the cost of the commodity purchased. The Company does not hedge firm commitments beyond three years.

The notional amount and estimated fair value of the Company's hedging contracts are as follows:

                                        1998                     1997
                               -------------------------------------------------
(in thousands)                 Notional       Fair      Notional       Fair
================================================================================
Foreign currency forward
  contracts                     $55,245     $54,629     $31,995     $32,217
Commodity forward contracts      59,842      49,006      39,900      33,616
--------------------------------------------------------------------------------

                                      a18

Other Financial Instruments
The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

                                      1998                       1997
                              --------------------------------------------------
(in thousands)                Carrying       Fair       Carrying       Fair
================================================================================
Cash and cash equivalents     $022,746     $022,746     $012,228     $012,228
Short-term borrowings           52,583       52,583       69,438       69,438
Long-term debt:
  Commercial paper                  --           --      168,182      168,182
  Bank lines                    41,003       41,003      169,780      169,780
  Senior notes at 6.75%        100,000      102,622      100,000      100,890
  Senior notes at 6.70%        200,000      205,632           --           --
  Other                         21,721       21,721       14,382       14,382
--------------------------------------------------------------------------------

The fair values of each of the Company's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity.

Note 3--Receivables

Receivables are as follows:

(in thousands)                                            1998              1997
================================================================================
Customers, trade                                      $554,601          $509,333
Affiliate receivables, trade                            12,538            15,759
Other receivables                                       85,540            48,577
--------------------------------------------------------------------------------
                                                       652,679           573,669
Less allowance for doubtful
  accounts receivable                                   19,911            17,839
--------------------------------------------------------------------------------
  Net receivables                                     $632,768          $555,830
--------------------------------------------------------------------------------

At December 31, 1998 and 1997, $100 million was outstanding under an agreement whereby the Company sold a fractional interest in a defined pool of trade accounts receivable as discussed in note 9.

Note 4--Inventories

Inventories are classified as follows:

(in thousands)                                         1998                 1997
================================================================================
Raw material                                       $177,960             $163,336
Work in progress                                     92,712              110,882
Finished goods                                      266,182              266,896
--------------------------------------------------------------------------------
  Total inventories                                $536,854             $541,114
--------------------------------------------------------------------------------

Inventories valued under the LIFO method comprised approximately 36%, 41% and 40% of the December 31, 1998, 1997 and 1996 totals, respectively. If valued under the FIFO method, inventories would have been greater by $13.1 million at December 31, 1998, $13.8 million at December 31, 1997 and $14.1 million at December 31, 1996.

Note 5--Prepayments and Other Current Assets

The components of prepayments and other current assets are summarized below:

(in thousands)                                               1998           1997
--------------------------------------------------------------------------------
Deferred income tax assets                               $074,394       $069,900
Prepaid insurance                                          19,499         18,972
Other                                                      24,272         23,576
--------------------------------------------------------------------------------
  Total prepayments and other current assets             $118,165       $112,448
--------------------------------------------------------------------------------

                                      a19

     An option will be exercised automatically on the last day of the option period (the "exercise date"), at which time the Company will deduct from the participant's stock purchase account an amount sufficient to purchase up to the number of shares of the Common Stock subject to the participant's option at the option exercise price. The exercise price per share will be equal to 85% of the fair market value of the Common Stock on the grant date or the exercise date, whichever is less. The balance of the participant' account, if any, will be refunded to him promptly after the exercise date.

     All U.S. and most non-U.S. employees of the Company scheduled to work at least 20 hours per week or more than five months during the option term are eligible to purchase shares of the Common Stock under the Purchase Plan through regular payroll deductions (valued in United States dollars) of not less than $5.00 nor more that 10% of their eligible compensation (as defined in the Purchase Plan) per pay period. No options may be granted under the Purchase Plan to an employee who immediately after the granting of an option would own stock of the Company possessing more than 5% of the total combined voting power of all classes of stock of the Company. No participant may be granted an option under the Purchase Plan which would permit his or her rights to purchase shares of Common Stock under the Purchase Plan to accrue at a rate which exceeds $25,000 of fair market value of such shares (determined at the time the option is granted) for each calendar year in which such option is outstanding. On March 24, 1999, the Company and its consolidated subsidiaries had approximately 16,800 employees, including executive officers, who were eligible to participate in the Purchase Plan.

     An employee's participation in the Purchase Plan shall be terminated when he or she (a) voluntarily withdraws from the Purchase Plan; (b) resigns or is discharged; or (c) retires or dies. Upon such termination, all funds in a participant's account will be refunded without interest, except that upon retirement or death, a participant or his or her legal representative may elect to exercise any outstanding option of the participant. A participant who withdraws from the Purchase Plan shall be eligible to participate again in the Purchase Plan upon expiration of the option period during which he or she withdrew.

     An aggregate of 1,500,000,000 shares of authorized but unissued Common Stock of the Company have previously been reserved for issuance under the Purchase Plan. In the event of a stock dividend or a subdivision, combination or reclassification of the Common Stock, the Board of Directors may, at its option, terminate the Purchase Plan, or the Committee may, at its option, appropriately adjust the maximum number of shares subject to the Purchase Plan. The closing price of the Common Stock on December 31, 1998 was $40.81 (the "Market Price"). Accordingly, the exercise price of the options to purchase shares granted under the Purchase Plan in January 1999 will be the lower of 85% of such amount ($34.69 (the "Plan Price")) or 85% of the closing price on December 31, 1999. The closing price of the Common Stock on March 24, 1999, was $34.375. The benefits or amounts that will be received by any individual under the Purchase Plan in 1999 are not determinable at this time because the December 31, 1999 closing price of the Common Stock could affect the exercise price. In the fiscal year ended December 31, 1998, the aggregate dollar value and number of shares received by all executive officers as a group were $214,180.69 and 5,462, respectively; and the aggregate dollar value and number of shares received by all non-executive officer employees as a group were $8,623,919 and 218,061, respectively. For information regarding certain executive officers, see the Summary Compensation Table.

The Company maintains a $500 million revolving credit facility pursuant to an Amended and Restated Credit Agreement (the Agreement) expiring on July 31, 2002. The Agreement was amended and restated on May 1, 1997. The Agreement provides for borrowings under the facility at LIBOR plus .16% or at specified bid rates and requires a fee of .09%. At December 31, 1998 and 1997, the LIBOR rate was 5.06% and 5.75%, respectively. The Agreement, as amended, contains financial and operating covenants requiring the Company to maintain certain financial ratios and standard provisions limiting leverage, investments and liens. At December 31, 1998 and 1997, no amounts were outstanding under the Agreement.

The Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $269.6 million and $245.2 million at December 31, 1998 and 1997, respectively, of which $202.9 million and $175.5 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates.

During the second quarter of 1997, the Company arranged four separate unsecured bank lines similar to commercial paper. These bank lines provide for total borrowings of $295 million which are expected to be reborrowed in the ordinary course of business. At December 31, 1998 and 1997, the Company had $41.0 million and $169.8 million, respectively, outstanding under these bank lines.

Under a receivables sales agreement entered into in 1992, the Company sold a fractional ownership interest in a defined pool of trade accounts receivable for $100 million in 1998 and 1997. The sold accounts receivable are reflected as a reduction of receivables in the accompanying consolidated balance sheets. Under an Amended and Restated Receivables Sales Agreement entered into on March 26, 1997, the maximum amount of the purchasers' investment is currently $120 million and is subject to decrease based on the level of eligible accounts receivable and restrictions on concentrations of receivables. The discount rate on the receivables sold at December 31, 1998 and 1997 was approximately 5.30% and 5.78%, respectively.

Annual principal payments on long-term debt are as follows for the fiscal years indicated:

(in thousands)
--------------------------------------------------------------------------------
1999                                                                    $  1,572
2000                                                                      11,984
2001                                                                       2,155
2002                                                                      42,935
2003                                                                     100,000
Thereafter                                                               205,650
--------------------------------------------------------------------------------

Interest expense is net of interest income of $3.4 million in 1998, $1.8 million in 1997 and $5.1 million in 1996.

NOTE 10--PROVISION FOR INCOME TAXES

Components of earnings and taxes are as follows:


(in thousands)                        1998               1997               1996
--------------------------------------------------------------------------------
Income before income taxes:
  U.S.                            $153,469           $ 75,893           $196,687
  Non-U.S.                          33,834              2,575              7,776
--------------------------------------------------------------------------------
                                  $187,303           $ 78,468           $204,463
--------------------------------------------------------------------------------

Income tax expense:
  Current:
     U.S. Federal                           $ 47,794      $ 31,383      $ 32,052
     State                                     5,395         1,011         1,762
     Non-U.S.                                 11,893         7,498        12,732
--------------------------------------------------------------------------------
       Total current                          65,082        39,892        46,546
  Deferred                                   (14,272)       (8,817)       10,008
--------------------------------------------------------------------------------
       Total provision for income taxes     $ 50,810      $ 31,075      $ 56,554
--------------------------------------------------------------------------------

                                      a21

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following:

(in thousands)                                 1998          1997          1996
--------------------------------------------------------------------------------
Tax expense at statutory rate              $ 65,556      $ 27,464      $ 71,562
Increase (decrease) resulting from:
  Equity in earnings of
   affiliates/minority interest                (498)         (540)       (1,362)
  Taxes on foreign earnings                 (16,389)        7,466        (4,189)
  State income taxes--current                 3,507           657         1,145
  Purchase accounting adjustments             3,511         3,570        (1,839)
  State income taxes--deferred                  621        (1,421)        1,600
  Export incentives                          (4,122)       (4,776)      (10,378)
  Other                                      (1,376)       (1,345)           15
--------------------------------------------------------------------------------
    Total provision for income taxes       $ 50,810      $ 31,075      $ 56,554
--------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

(in thousands)                                                                        1998                1997
--------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable, principally due to allowance for doubtful accounts         $  3,625            $  3,891
  Inventories, including uniform capitalization                                     18,359              17,276
  Compensated absences and benefits, principally
    due to accrual for financial reporting purposes                                 12,294               8,983
  Contingencies, due to accrual for financial reporting purposes                     7,860              11,443
  Warranty reserves, due to accrual for financial reporting purposes                23,928              26,995
  Postretirement benefits                                                           54,970              52,671
  Other                                                                             28,556              16,481
--------------------------------------------------------------------------------------------------------------
    Total gross deferred tax assets                                                149,592             137,740
--------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Plant and equipment, due to purchase accounting
    adjustments and differences in depreciation                                     26,337              27,695
  Inventory, due to purchase accounting adjustments                                 15,765              16,150
  Other                                                                              2,291               2,126
--------------------------------------------------------------------------------------------------------------
    Total gross deferred tax liabilities                                            44,393              45,971
--------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                                     $105,199            $ 91,769
--------------------------------------------------------------------------------------------------------------

Based on the Company's historical and current pre-tax earnings, management believes it is likely the Company will realize the net deferred tax assets.

During 1998, the Internal Revenue Service (IRS) completed its examination of the Company's Federal income tax returns for 1993 and 1994. The Company reached a settlement agreement with the IRS for those years; this settlement did not have a material effect on the Company's financial statements. For the Federal income tax returns for 1987 through 1992, the Company reached a settlement agreement with the IRS during 1996; this settlement did not have a material effect on the Company's financial statements.

Various state and foreign tax returns are under examination by the applicable authorities. The Company does not anticipate any material effect to the Company's financial statements resulting from these examinations.

Domestic income taxes or foreign withholding taxes have not been provided on $124 million and $81 million of undistributed earnings of foreign subsidiaries and affiliates at December 31, 1998 and 1997, respectively. These earnings are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $7.3 million and $3.0 million of deferred income taxes, consisting of foreign withholding taxes, would have been provided at December 31, 1998 and 1997, respectively. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the U.S.

                                      a22

NOTE 11--LEASE COMMITMENTS

The Company has non-cancelable leases with terms exceeding one year. At December 31, 1998, rental amounts committed in future years are summarized as follows:

(in thousands)                                                  Operating Leases
--------------------------------------------------------------------------------
1999                                                                     $28,410
2000                                                                      17,019
2001                                                                      12,868
2002                                                                       8,065
2003                                                                       5,937
Thereafter                                                                14,978
--------------------------------------------------------------------------------
   Total                                                                 $87,277
--------------------------------------------------------------------------------

Total rental expense was $32.8 million in 1998, $35.4 million in 1997 and $30.4 million in 1996.

NOTE 12--RESEARCH AND DEVELOPMENT

Total research and development costs charged to expense amounted to $31.2 million in 1998, $30.6 million in 1997 and $28.0 million in 1996.

NOTE 13--CONTINGENT LIABILITIES

Company management believes that various current claims and litigation have been adequately provided for or are covered by insurance. Therefore, the resolution of such matters is not expected to materially affect the Company's financial position or future earnings.

At December 31, 1998, $19.8 million in standby letters of credit and $159.2 million of performance guarantees issued by the Company were outstanding. These items are expected to expire and be replaced with similar items in the normal course of business.

NOTE 14--POSTRETIREMENT BENEFIT PLANS AND POSTEMPLOYMENT BENEFITS

The Company has postretirement benefit plans for certain employees including pension plans and postretirement benefit plans other than pensions, including health and life insurance plans and other postemployment benefits.

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

The Company has several postretirement health and life insurance plans covering certain employees who were hired before February 1, 1993, who retire under the normal, early or disability retirement provisions of any one of the Company's domestic defined benefit pension plans. Employees who retired prior to February 1, 1993 contribute to the cost of the plans, although the Company pays the majority of the cost. Employees retiring after February 1, 1993 contribute to the cost of the plans based on an indexed service-related premium. Employees hired after February 1, 1993 are not eligible for the plans. The plans are not funded.

                                      a23

The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets:


                                                                       Pension Benefits                 Other Benefits
                                                                  ----------------------------------------------------------
(in thousands)                                                       1998            1997            1998            1997
----------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
        Benefit obligation at beginning of year                   $(350,416)      $(322,845)      $ (96,569)      $ (87,849)
        Service cost                                                (16,286)        (14,772)         (1,971)         (1,984)
        Interest cost                                               (24,278)        (22,964)         (6,704)         (6,714)
        Actuarial gain                                              (23,522)         (3,057)        (12,366)           (799)
        Plan assumptions                                            (12,377)        (13,274)         (4,319)         (3,482)
        Benefits paid                                                24,892          19,814           6,070           4,259
        Plan amendments                                                (560)           (927)             --              --
        Curtailments                                                    634             726              --              --
        Translation                                                  (2,061)          6,883              --              --
----------------------------------------------------------------------------------------------------------------------------
        Benefit obligation at end of year                         $(403,974)      $(350,416)      $(115,859)      $ (96,569)
----------------------------------------------------------------------------------------------------------------------------
Change in plan assets
        Fair value of plan assets at beginning of year            $ 386,248       $ 340,715              --              --
        Actual return on plan assets                                 62,902          63,535              --              --
        Contributions by employer                                     6,967           7,339           5,781           3,992
        Contributions by plan participants                               --              --             289             265
        Benefits paid                                               (24,892)        (19,814)         (6,070)         (4,257)
        Translation                                                   1,659          (5,527)             --              --
----------------------------------------------------------------------------------------------------------------------------
        Fair value of plan assets at end of year                  $ 432,884       $ 386,248              --              --
----------------------------------------------------------------------------------------------------------------------------
Funded status                                                     $  28,910       $  35,832       $(115,859)      $ (96,569)
Unrecognized prior service cost                                      12,203          12,634           4,421           4,950
Unrecognized (gain) loss                                            (71,473)        (75,007)            677         (16,655)
----------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                             $ (30,360)      $ (26,541)      $(110,761)      $(108,274)
----------------------------------------------------------------------------------------------------------------------------

Amounts recognized in consolidated balance sheets
        Accrued benefit liability                                 $ (33,390)      $ (28,916)      $(110,761)      $(108,274)
        Intangible asset                                              1,859           2,375              --              --
        Accumulated other comprehensive income                        1,171              --              --              --
----------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                             $ (30,360)      $ (26,541)      $(110,761)      $(108,274)
----------------------------------------------------------------------------------------------------------------------------
                                                                         Pension Benefits                 Other Benefits
                                                                  ----------------------------------------------------------
                                                                       1998            1997            1998            1997
----------------------------------------------------------------------------------------------------------------------------
Weighted average assumptions as of December 31
        Discount rate                                                  7.00%           7.25%           7.00%           7.25%
        Expected return on plan assets                                 9.75%           9.75%            --              --
        Rate of compensation increase                                  4.75%           4.75%            --              --
----------------------------------------------------------------------------------------------------------------------------

For measurement purposes an 8% annual rate of increase in the cost of covered health care benefits was assumed for 1998, 6% for 1999 and 2000, and 5.5% thereafter.

                                      a24

Net periodic benefit costs include the following components:

                                                                        Pension Benefits                     Other Benefits
                                                              ---------------------------------------------------------------------
(in thousands)                                                  1998         1997        1996        1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
        Service cost--benefits earned
                during the period                             $ 16,286    $ 14,772    $ 13,289     $  1,971    $  1,984    $  2,326
        Interest cost on projected benefit obligations          24,278      22,964      21,497        6,704       6,714       6,708
        Expected return on plan assets                         (37,601)    (32,256)    (26,347)*         --          --          --
        Amortization of prior service cost                       6,851       4,434          --          528         528         528
        Amortization of net (gain) loss                           (304)       (367)         --         (646)       (614)       (574)
        (Increase) decrease due to curtailment/window              (53)        212          --           --          --          --
-----------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                     $  9,457    $  9,759    $  8,439     $  8,557    $  8,612    $  8,988
-----------------------------------------------------------------------------------------------------------------------------------

* The 1996 data is not restated, as information is not readily available. The 1996 actual return on plan assets, ($45,390), and net amortization and deferrals, $19,043, are netted on the expected return on plan assets line, ($26,347).

Unrecognized net gains and losses in excess of the corridor are amortized over an average of approximately 13 years, the estimated remaining service period of employees. Net assets of the pension trust consist primarily of stocks and debt securities.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $113.6 million, $110.5 million and $88.4 million, respectively, as of December 31, 1998, and $112.3 million, $106.5 million, and $82.9 million, respectively, as of December 31, 1997.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)                                                  1% Increase    1% Decrease
-------------------------------------------------------------------------------------------
Effect on total of service and interest cost components           $ 1,800        $ (1,400)
Effect on postretirement benefit obligation                        21,700         (17,300)
-------------------------------------------------------------------------------------------

Salaried and eligible hourly employees of the Company may participate in the York International Corporation Investment Plan by contributing up to 16% of their earnings as pre-tax contributions. Beginning in 1990, the Company contributed 25% of the employee contribution up to a maximum Company contribution of 1% of earnings for all eligible employees. The Company's contributions were approximately $1.5 million in 1998, $1.1 million in 1997 and $0.9 million in 1996.

NOTE 15--SEGMENT INFORMATION

In 1997, the Company reorganized its geographically focused operations into three global business groups. These three global business groups operate in the Heating, Ventilating, Air Conditioning and Refrigeration industry (HVAC&R) and are segmented as the Engineered Systems Group, Unitary Products Group and Refrigeration Products Group.

The Company's Engineered Systems Group (ESG) consists of heating and air conditioning solutions for buildings ranging from small office buildings and fast food restaurants to large commercial and industrial complexes. Engineered Systems air conditioning products include air-cooled and water-cooled chillers, central air handling units, variable air volume units, control equipment to monitor and control the entire system, maintenance and service. ESG manufactures and provides custom design solutions for large systems used in hospitals, office towers, hotels and airports. ESG also supplies specially designed chilled water systems for use on naval and commercial marine vessels.

The Company's Unitary Products Group (UPG) consists of heating and air conditioning solutions for buildings ranging from private homes and apartments to small commercial buildings. Unitary products include ducted central air conditioning and heating systems (air conditioners, heat pumps and furnaces), ductless mini-splits, light commercial heating and cooling equipment, and reciprocating and scroll compressors for original equipment manufacturers and for sale by wholesale distributors.

The Company's Refrigeration Products Group (RPG) consists of screw and reciprocating compressors, condensers, evaporators, heat exchangers, freezers for commercial food freezing, process refrigeration systems, hygienic air distribution systems, gas compression systems and automated plant control systems.

                                      a25

The Company's reorganization was effective for 1997; comparable 1996 information is not readily available and therefore only revenue by business unit has been included. The following table represents the Company's operating results by segment:

(in thousands)                                                                1998                1997                1996
===========================================================================================================================
Sales:
  Engineered Systems Group                                             $ 1,408,091         $ 1,396,436         $ 1,319,306
  Unitary Products Group                                                 1,481,760           1,392,378           1,417,782
  Refrigeration Products Group                                             447,499             447,093             510,399
  Eliminations (1)                                                         (48,149)            (42,250)            (28,953)
---------------------------------------------------------------------------------------------------------------------------
                                                                       $ 3,289,201         $ 3,193,657         $ 3,218,534
---------------------------------------------------------------------------------------------------------------------------
  (1) Eliminations include the following intersegment sales:
  Engineered Systems Group                                             $    12,710         $     7,236         $     5,820
  Unitary Products Group                                                    10,936              12,609                 802
  Refrigeration Products Group                                              24,503              22,405              22,331
---------------------------------------------------------------------------------------------------------------------------
  Eliminations (1)                                                     $    48,149         $    42,250         $    28,953
---------------------------------------------------------------------------------------------------------------------------
Income from operations:
  Engineered Systems Group                                             $   125,170         $   118,278
  Unitary Products Group                                                   140,482             102,724
  Refrigeration Products Group                                              27,420              22,734
  Eliminations, general corporate expenses
    and other non-allocated items                                          (64,368)           (129,734)
---------------------------------------------------------------------------------------------------------------------------
                                                                       $   228,704         $   114,002
---------------------------------------------------------------------------------------------------------------------------
Equity in (earnings) losses of affiliates:
  Engineered Systems Group                                             $    (1,260)        $    (1,402)
  Unitary Products Group                                                     1,103              (3,940)
  Refrigeration Products Group                                                  31                  --
---------------------------------------------------------------------------------------------------------------------------
                                                                       $      (126)        $    (5,342)
---------------------------------------------------------------------------------------------------------------------------
Interest expense, net                                                       41,527              40,876
Income before income taxes                                                 187,303              78,468
Provision for income taxes                                                  50,810              31,075
---------------------------------------------------------------------------------------------------------------------------
Net income                                                             $   136,493         $    47,393
---------------------------------------------------------------------------------------------------------------------------
Total assets:
  Engineered Systems Group                                             $   713,943         $   703,498
  Unitary Products Group                                                   705,068             682,598
  Refrigeration Products Group                                             272,039             237,179
  Eliminations and other non-allocated assets                              415,488             373,023
---------------------------------------------------------------------------------------------------------------------------
                                                                       $ 2,106,538         $ 1,996,298
---------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization expense:
  Engineered Systems Group                                             $    16,871         $    15,679
  Unitary Products Group                                                    26,542              23,363
  Refrigeration Products Group                                               9,502               9,351
  Other non-allocated depreciation and amortization                          4,870               4,383
---------------------------------------------------------------------------------------------------------------------------
                                                                       $    57,785         $    52,776
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures:
  Engineered Systems Group                                             $    28,257         $    23,413
  Unitary Products Group                                                    24,524              25,521
  Refrigeration Products Group                                               9,001              15,095
  Other non-allocated capital expenditures                                   2,856               2,825
---------------------------------------------------------------------------------------------------------------------------
                                                                       $    64,638         $    66,854
===========================================================================================================================

                                      a26

Other non-allocated costs for management reporting include goodwill amortization, certain pension costs, Olympic sponsorship costs, other corporate costs, interest and income taxes. Non-allocated assets primarily consist of prepaid pension expenses, deferred tax assets, goodwill, LIFO inventory reserves, and other corporate assets. For management reporting, intersegment sales are recorded on a cost-plus basis and are recorded at cost by the buying segment. Management performance is based on earnings before interest and taxes
(EBIT) adjusted by a charge for capital.

The Company's sales are 58% to the United States and 42% to non-U.S. countries for 1998 and 1997 and 54% to the United States and 46% to non-U.S. countries in 1996. No single non-U.S. country or single customer accounts for greater than 10% of the Company's sales. Information related to United States and non-U.S. sales to outside customers, based on the location of the assets generating the sales, is as follows:

(in thousands)                             1998            1997             1996
================================================================================
Sales:
  United States                      $2,200,137      $2,155,174       $2,022,581
  Other                               1,089,064       1,038,483        1,195,953
--------------------------------------------------------------------------------
                                     $3,289,201      $3,193,657       $3,218,534
--------------------------------------------------------------------------------

Included in United States sales are export sales of $301.5 million in 1998, $316.3 million in 1997 and $296.7 million in 1996.

The Company's net property, plant and equipment located in the United States was 76%, 78% and 77% and in non-U.S. countries was 24%, 22% and 23% at December 31, 1998, 1997 and 1996, respectively. No single non-U.S. country had greater than 10% of the Company's consolidated net property, plant and equipment.

NOTE 16--CHARGES TO OPERATIONS

During the first and fourth quarters of 1997, the Company recorded charges of $13.4 million and $62.1 million, respectively. The first quarter charge related to the closing of the Houston manufacturing facility and the downsizing of German operations; the fourth quarter charge related to profit improvement initiatives, including closing and streamlining certain operations and rationalization of global distribution and products throughout the world.

NOTE 17--MANUFACTURING OPERATIONS

On February 2, 1998, the Company incurred damage to its Grantley manufacturing facility in York, PA, when tanks used for testing ruptured. The accident caused substantial damage to facilities used in steel cutting and rolling operations and heat exchanger production. The Company has taken a number of measures to limit the disruptions and costs resulting from the accident, including moving production to other Company facilities, outsourcing or subcontracting production of certain components, and establishing temporary production elsewhere at the Grantley location. The Company is rebuilding the facility and fully restoring its production capacity. The Company's rebuilding operations are expected to continue into the second quarter of 1999.

The Company maintains insurance for both property damage and business interruption applicable to its production facilities, including Grantley. The applicable coverage provides for deductibles of $25,000 for property damage and $25,000 for business interruption.

Pursuant to generally accepted accounting principles, the costs of reconstructing and replacing property damaged or destroyed in the accident are recorded in the applicable property accounts, and the difference between the net book value of the assets damaged or destroyed and the related insurance recovery will be included in profit and loss upon settlement. During 1998, the Company recorded credits to cost of goods sold of $25.5 million reflecting insurance coverage for certain incremental expenses and losses included in cost of goods sold as a result of the accident. These amounts represent only a portion of the Company's estimate of the total costs and expenses resulting from the accident which will be included in the Company's claim under business interruption coverage.

During 1998, the Company received payments of $19.4 million and $10.0 million from the insurance company, representing partial payments under property damage and business interruption coverage, respectively. The Company and the insurance company have not agreed on any settlement or partial settlement under the property damage or business interruption coverage. The Company is continuing to accumulate information required to determine the total amount for property damage and business interruption related to the accident for which it will pursue recovery.

                                      a27

Note 18--Stockholders' Equity

The 1992 Employee Stock Purchase Plan authorizes the allocation of 1,500,000 shares of common stock for the Plan. The purchase price of the shares under the Purchase Plan is 85% of the lower of the fair market value of shares at the beginning of the period or end of the period. No compensation expense is recorded in connection with the Plan. In 1998, 1997 and 1996, there were 225,861 shares, 165,169 shares and 188,123 shares, respectively, purchased by employees at a price of $33.63 per share, $33.63 per share and $39.95 per share, respectively.

During May 1997 and February 1999, amendments to the 1992 Omnibus Stock Plan were approved. The amended and restated 1992 Omnibus Stock Plan authorizes the issuance of up to 7,880,000 shares of the Company's common stock under stock option or restricted share awards, of which up to 3% of the total outstanding shares are available for restricted share awards. The exercise price of stock options granted under the Plan is equal to the fair market value of the shares on the date the option is granted. The restricted shares are granted at a price determined by the Board of Directors. In 1998, 1997 and 1996 under the 1992 Omnibus Stock Plan, key employees were awarded 32,000, 40,000 and 2,000 shares, respectively, of restricted common stock generally vesting over four years. Accordingly, unearned compensation of $1.1 million and $2.0 million was recorded as a charge to equity in 1998 and 1997, respectively, which is being amortized over the vesting period.

Changes in the number of shares under the stock options plan are as follows:

                                                 1998                        1997                          1996
                                     ------------------------------------------------------------------------------------------
                                                 Weighted Average                 Weighted Average             Weighted Average
                                        Shares    Exercise Price     Shares        Exercise Price    Shares     Exercise Price
===============================================================================================================================
Outstanding, January 1,              2,776,367       $  42.50      2,365,859         $  39.97      1,976,778       $  35.14
   Granted                             797,415          43.11        829,143            45.43        818,390          46.91
   Exercised                          (300,625)         39.05       (306,993)           30.24       (404,017)         29.97
   Canceled                           (175,935)         42.87       (111,642)           44.36        (25,292)         46.68
-------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31,            3,097,222          42.97      2,776,367            42.50      2,365,859          39.97
Exercisable, December 31,            2,289,257       $  42.91      1,952,454         $  41.30      1,551,061       $  36.45
Available, December 31,                222,405                       884,175                         389,416
-------------------------------------------------------------------------------------------------------------------------------

The exercise price of options outstanding and those exercised under the stock option plans is $31.75 to $33.75 per share for 1992 grants, $34.25 to $40.00 per share for 1993 grants, $35.75 to $39.00 per share for 1994 grants, $38.25 to $46.00 per share for 1995 grants, $46.00 to $54.88 per share for 1996 grants, $44.63 to $49.63 per share for 1997 grants and $33.13 to $49.50 per share for 1998 grants. The weighted average remaining contractual life for options outstanding at December 31, 1998 is 7.26 years.

In 1997 and 1999, the Board of Directors authorized the Company to purchase up to 6.0 million and 2.5 million shares, respectively, of its Common Stock over four years to fund the Company's Employee Stock Purchase Plan and the Amended and Restated 1992 Omnibus Stock Plan. The stock purchases will be made from time to time on the open market. Under the program, 1.1 million and 3.4 million shares were repurchased on the open market in 1998 and 1997, respectively.

The Company applies APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Company's other stock option and employee stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

(in thousands, except per share data)           1998         1997         1996
================================================================================
Net earnings--as reported                 $   136,493   $    47,393  $   147,909
Net earnings--pro forma                       126,241        38,471      137,765
Diluted earnings per share--as reported          3.36          1.10         3.37
Diluted earnings per share--pro forma            3.11          0.89         3.13
--------------------------------------------------------------------------------

                                      a28

The per share weighted average fair value of the options granted during 1998, 1997, and 1996 is estimated as $16.66, $18.04 and $18.30, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 1.1% in 1998 and 1.0% in 1997 and 1996; volatility of 27.5%, 27.2% and 18.6% in 1998, 1997 and 1996, respectively; risk-free interest rate of 5.7%, 6.6% and 6.4% in 1998, 1997 and 1996, respectively, and an expected life of 7.7 years in 1998 and 7.0 years in 1997 and 1996.

Pro forma net income reflects only options granted after 1994. Therefore, the full impact of calculating compensation costs for stock options granted prior to January 1, 1995 is not reflected in the pro forma net income amounts presented above because compensation cost for options granted prior to January 1, 1995 is not considered. Because the determination of fair value of all options granted includes variable factors, including volatility, and because additional option grants are expected to be made each year, the above proforma disclosures are not representative of proforma effects of reported net income for future years.

Note 19--Earnings per Share Reconciliation of Shares Outstanding

Net income as set forth in the statements of operations is used in the computation of basic and diluted earnings per share information. Reconciliations of shares used in the computations of earnings per share are as follows:

(in thousands)                                            1998     1997     1996
================================================================================
Weighted average common shares outstanding used
  in the computation of basic earnings per share        40,402   42,550   43,136
Effect of dilutive securities:
  Non-vested restricted shares                             132      167      205
  Stock options                                             88      323      609
--------------------------------------------------------------------------------
Weighted average common shares and equivalents used
  in the computation of diluted earnings per share      40,622   43,040   43,950
--------------------------------------------------------------------------------

                                      a29

                   Summary of Quarterly Results (unaudited)

(in thousands, except per share data)   First Quarter   Second Quarter  Third Quarter   Fourth Quarter
======================================================================================================
1998
  Net sales                                 $ 741,988        $ 888,481      $ 810,355        $ 848,377
  Gross profit                                157,032          194,839        183,781          187,284
  Net income                                   14,664           42,307         47,254           32,268
  Earnings per share:
     Basic                                        .36             1.04           1.17              .81
     Diluted                                      .36             1.03           1.16              .81
1997
  Net sales                                 $ 800,767        $ 884,397      $ 749,780        $ 758,713
  Gross profit                                163,735          189,397        159,795          123,299
  Net income (loss)                            14,860           42,202         23,785          (33,454)(a)
  Earnings (loss) per share:
     Basic                                        .34              .98            .56             (.81)(a)
     Diluted                                      .34              .97            .55             (.81)(a)
-------------------------------------------------------------------------------------------------------

(a) During the fourth quarter of 1997, the Company recorded a charge to operations of $62.1 million related to global manufacturing rationalization, and rationalization of products and distribution.

                        Trading and Dividend Information

                                                                      Dividends
                                                      High       Low   Declared
================================================================================
1998
  Fourth quarter                                 $43 9/16    $27 1/2       $.12
  Third quarter                                   46 11/16    31 5/8        .12
  Second quarter                                  52 3/4      40 3/4        .12
  First quarter                                   46 1/2      34 3/8        .12

1997
  Fourth quarter                                 $47 3/8     $39 5/16      $.12
  Third quarter                                   49 7/16     41 3/4        .12
  Second quarter                                  50 5/8      38 5/8        .12
  First quarter                                   54 3/8      42 5/8        .12
--------------------------------------------------------------------------------

                                      a30

            Investor and Stockholder Information, and Corporate Data


Investor and Stockholder Information

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

Dividend Reinvestment Program

An automatic dividend reinvestment plan is available to all stockholders of record. Dividends can be automatically reinvested in York common stock. Participants also may add cash for the purchase of additional shares. For more information, contact Chase Mellon Shareholder Services, L.L.C., at (800) 437-6726.

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

  Investor Relations Department
  York International Corporation
  P.O. Box 1592-364B
  York, PA 17405-1592
  Telephone: (717) 771-7409
  Fax: (717) 771-7381

About York's Shareholders

At year-end, the Company had approximately 5,000 registered shareholders. Approximately 10% of the Company shares were held by individual investors. The Company shares were also held by about 150 institutions. At year-end, there were approximately 3,800 employee shareholders participating in the York International Employee Stock Purchase Plan, for an estimated 22% enrollment of eligible employees.

Corporate Data

Corporate Offices
Street Address:
  York International Corporation
  631 South Richland Avenue
  York, PA 17403

Mailing Address:
  York International Corporation
  P.O. Box 1592
  York, PA 17405-1592
  Telephone: (717) 771-7890
  Fax: (717) 771-7381

Additional Information

Stockholder, financial and other information about York is available from several sources. The Company's 10K Report, 10Q and Quarterly Reports to Stockholders are available through the Company's automated telephone system by dialing (717) 771-7409.

You can also request these publications by writing:

  Stockholder Relations
  York International Corporation
  P.O. Box 1592-364B
  York, PA 17405-1592
  Fax: (717) 771-7381
  E-mail: investor@York.com

York news releases, including earnings announcements, are available by fax 24 hours a day through Company News On-Call at (800) 758-5804. The York extension is 992638.

You can access financial and other information, such as quarterly press releases on earnings and product announcements, through the Internet. To connect to York's website, set your browser software to:

http://www.york.com

Stock Exchange Listing
The New York Stock Exchange

Stock Trading Symbol
YRK

                                      a31

                              Board of Directors

ROBERT N. POKELWALDT
Chairman of the Board and
Chief Executive Officer

MALCOLM W. GAMBILL
Retired Chairman and Chief Executive
Officer of Harsco Corporation
Member of the Compensation Committee

ROBERT F. B. LOGAN
Retired Chairman and Chief Executive
Officer of Banc One Arizona Corporation
Member of the Compensation
Committee

GERALD C. MCDONOUGH
Private Business Consultant
Retired Chairman and Chief Executive
Officer of Leaseway Holdings, Inc.
Chairman of the Audit and Finance
Committee

DONALD M. ROBERTS
Retired Vice Chairman and Treasurer of
United States Trust Company of New York
and its parent, U.S. Trust Corporation
Member of the Audit and Finance
Committee

JOHN R. TUCKER
President and Chief Operating Officer

JAMES A. URRY
Vice President of Citicorp Venture
Capital, Ltd.
Member of the Compensation Committee

JOHN E. WELSH, III
Vice Chairman of Mobile
Telecommunications Technologies
Corporation
Member of the Audit and Finance
Committee

WALTER B. WRISTON
Private Business Consultant
Retired Chairman and Chief Executive
Officer of Citicorp
Chairman of the Compensation Committee


                                   Officers

ROBERT N. POKELWALDT
Chairman of the Board and
Chief Executive Officer

JOHN R. TUCKER
President and Chief Operating Officer

STUART R. AMOS
Vice President and President of
Unitary Products Group

WILLIAM G. COWLES, JR.
Vice President and President of
Refrigeration Products Group

JOSEPH D. SMITH
Vice President of Manufacturing Operations

PETER C. SPELLAR
Vice President and President of
Engineered Systems Products Group

MICHAEL R. YOUNG
Vice President and President of
Bristol Compressors

JANE G. DAVIS
Vice President, Secretary and
General Counsel

WAYNE J. KENNEDY
Vice President, Human Resources

HELEN S. MARSTELLER
Vice President, Investor Relations and
Corporate Communications

MARK V. STANGA
Vice President, Government Affairs

BENSON K. WOO
Vice President and Chief Financial Officer

CHARLES F. CARGILE
Controller

JAMES P. CORCORAN
Treasurer



The trademarks AIR PRO; BRISTOL; FRASER-JOHNSTON; GUARDIAN; LUXAIRE; ACUAIR; FRICK; FRIGIDCOIL; IMECO; NORTHFIELD; RECO and YORK are registered in the United States Patent and Trademark Office by York International Corporation or its affiliates. AEROMASTER; COLEMAN-EVCON; GRAM REFRIGERATION; RECOLD; RITE COIL; TWIN SCREW AND YORK FOOD SYSTEMS are trademarks of York International Corporation or its affiliates.

                                      a32