Form 10-K, Exhibit 13
period 1999-12-31
YORK INTERNATIONAL CORP /DE/
filed 2000-03-30
CIK 842662

                                                                      EXHIBIT 13







                         YORK INTERNATIONAL CORPORATION

                           ANNUAL FINANCIAL STATEMENTS
                            AND REVIEW OF OPERATIONS

                                      1999


                                       a1

                                    Contents

DESCRIPTION OF BUSINESS......................................................a3
MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS..................................a4
INDEPENDENT AUDITORS' REPORT.................................................a4
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA.................................a5
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS........................................a6
FINANCIAL STATEMENTS........................................................a13
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................................a17
SUMMARY OF QUARTERLY RESULTS................................................a32
TRADING AND DIVIDEND INFORMATION............................................a32
INVESTOR AND STOCKHOLDER INFORMATION........................................a33
CORPORATE DATA..............................................................a33
DIRECTORS AND OFFICERS......................................................a34


                                       a2

                             Description of Business

York International Corporation (the Company) is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) products. The Company believes it is the third largest manufacturer and marketer of such products in the United States and one of the leading companies in the HVAC&R industry internationally. The Company's air conditioning systems range from a one ton* unit for a small residence to the 59,000 ton system installed in the New York World Trade Center. In 1999, the Company's products were sold in over 100 countries through over 850 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Cape Canaveral, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the National Library Complex in Beijing, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Exposition Centre and the Lantau Airport Railway System in Hong Kong.

The Company was founded in 1874 in York, Pennsylvania. From 1956 until 1986, the Company was a part of Borg-Warner Corporation ("Borg-Warner"). In 1986, it was spun off to Borg-Warner shareholders and became an independent, publicly held company. In 1988, the Company was purchased in a leveraged buyout by a corporation organized by affiliates of Citicorp Investments Inc. ("CII") and two investors. In October 1991, the Company completed an initial public offering of its Common Stock and in 1992 CII and the other non-management investors sold their remaining shares in a public offering. In 1999, the Company expanded its Refrigeration business by acquiring all of the outstanding capital stock of Sabroe A/S, a Danish company. The acquisition establishes the York Refrigeration Group as the world leader in supplying industrial refrigeration systems and products.

Headquartered in York, Pennsylvania, the Company has manufacturing facilities in 12 states and 14 foreign countries. As of December 31, 1999, the Company employed approximately 25,000 people worldwide.

Unless the context otherwise requires, the terms "Company" and "York" refer to the Company and its consolidated subsidiaries. The Company's principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and its telephone number is (717) 771-7890.

Products and Markets

All of the Company's products are in the heating, ventilating, air conditioning and refrigeration (HVAC&R) industry, and the Company operates solely in this industry. Within HVAC&R, the Company's products fall into three general categories. The first is Unitary products, consisting of air conditioning and furnace units and hermetic and scroll compressors designed for use in residential and light commercial applications. The second is Engineered Systems products, consisting of heating, air conditioning and thermal storage equipment designed for commercial applications in retail stores, office buildings, shopping malls, manufacturing facilities, hospitals, universities, airports and marine vessels. The third is Refrigeration products, including commercial and industrial refrigeration and gas compression equipment, designed for the food, beverage, chemical and petrochemical processing industries. The Company's engineered systems products and refrigeration products are designed specifically for the customer's needs and applications.

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

The directors of York International Corporation have established an Audit Committee currently comprised of four outside directors. The Audit Committee meets with management, the internal auditors and the independent auditors and monitors generally the accounting affairs of the Company. The Audit Committee also recommends to the stockholders the selection of the independent auditors.


/s/ Michael R. Young      /s/ C. David Myers         /s/ Charles F. Cargile

Michael R. Young          C. David Myers             Charles F. Cargile
President and             Vice President and         Vice President, Finance and
Chief Executive Officer   Chief Financial Officer    Corporate Development

February 17, 2000


Independent Auditors' Report

The Board of Directors and Stockholders, York International Corporation:

We have audited the accompanying consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of York International Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP
Harrisburg, Pennsylvania
February 17, 2000


                                       a4

                  Five Year Summary of Selected Financial Data


(in thousands, except per share data and Other Information)      1999            1998           1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
   Net sales                                              $ 3,866,615     $ 3,289,201    $ 3,193,657    $ 3,218,534    $ 2,929,948
   Gross profit                                               812,964         722,936        636,226        685,857        629,379
   Acquisition, integration, restructuring and
     other charges (a)                                         54,532              --             --             --             --
   Impairment loss on long-lived assets (b)                        --              --             --             --        244,473
   Income (loss) from operations                              163,945         228,704        114,002        238,384        (21,670)
   Gain on sale of business                                     9,627              --             --             --             --
   Interest expense, net                                       61,150          41,527         40,876         34,544         41,412
   Income (loss) before income taxes and cumulative
     effect of accounting change                              118,082         187,303         78,468        204,463        (70,782)
   Provision for income taxes                                  41,303          50,810         31,075         56,554         25,290
   Income (loss) before cumulative effect of
     accounting change                                         76,779         136,493         47,393        147,909        (96,072)

   Net income (loss)                                           75,882         136,493         47,393        147,909        (96,072)

   Basic earnings (loss) per share:
     Income (loss) before cumulative effect
       of accounting change                                      1.93            3.38           1.11           3.43          (2.38)
     Accounting change                                          (0.02)             --             --             --             --
     Net income (loss)                                           1.91            3.38           1.11           3.43          (2.38)
   Diluted earnings (loss) per share:
     Income (loss) before cumulative effect
       of accounting change                                      1.93            3.36           1.10           3.37          (2.38)
     Accounting change                                          (0.02)             --             --             --             --
     Net income (loss)                                           1.91            3.36           1.10           3.37          (2.38)

   Cash dividends per share                                      0.60            0.48           0.48           0.36           0.24
   Weighted average common shares and
     common equivalents outstanding:
       Basic                                                   39,637          40,402         42,550         43,136         40,321
       Diluted                                                 39,832          40,622         43,040         43,950         40,321

   Capital expenditures                                   $   104,065     $    64,638    $    66,854    $    73,576    $    66,242
   Depreciation and amortization                               64,171          57,785         52,776         48,581         42,841
   Amortization of deferred charges and unallocated
     excess of cost over net assets acquired                   24,119          17,059         15,978         18,410         18,643

Balance Sheet Data:
   Working capital                                        $   485,234     $   521,054    $   535,123    $   524,143    $   393,063
   Total assets                                             2,874,539       2,106,538      1,996,298      2,074,771      1,927,002
   Long-term debt                                             854,494         362,724        452,344        313,641        314,246
   Stockholders' equity                                       731,930         730,799        646,285        780,377        624,814

Other Information:
   Employees                                                   25,000          20,600         20,300         20,100         19,000
   Backlog (in thousands)                                 $ 1,065,096     $   879,473    $   834,466    $   845,076    $   868,640
   Total debt as a percent of total capital                      56.7%           36.2%          44.7%          36.2%          39.1%
   Current ratio                                                 1.48            1.66           1.78           1.68           1.50
   Book value per share                                   $     19.08     $     18.27    $     15.91    $     17.89    $     14.51
-----------------------------------------------------------------------------------------------------------------------------------

(a) In 1999, the Company recorded charges to operations for costs relating to the acquisition, integration and restructuring of Sabroe and other Company cost reduction initiatives. See notes 14 and 15 to the financial statements.

(b)  In 1995, the Company adopted Statement of Financial Accounting Standards
     (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," resulting in a charge of $244.5 million to operations



                                       a5

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth sales by product group and geographic market:

Net Sales (in thousands)                              1999            1998            1997
------------------------------------------------------------------------------------------
Unitary Products Group:
   Bristol Compressors                         $   579,686     $   529,809     $   504,024
   Residential and light commercial products     1,098,514       1,055,627         964,648
   Intragroup compressor sales                    (108,721)       (103,676)        (76,294)
                                               -----------     -----------     -----------
                                                 1,569,479       1,481,760       1,392,378
Engineered Systems Group                         1,460,736       1,408,091       1,396,436
York Refrigeration Group                           883,609         447,499         447,093
Eliminations                                       (47,209)        (48,149)        (42,250)
------------------------------------------------------------------------------------------
   Net Sales                                   $ 3,866,615     $ 3,289,201     $ 3,193,657
------------------------------------------------------------------------------------------

U.S.                                                    52%             58%             58%
International                                           48%             42%             42%
------------------------------------------------------------------------------------------
   Total                                               100%            100%            100%
------------------------------------------------------------------------------------------

In June 1997, The Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement requires the Company to report certain financial and other information about its business segments, products and services, the geographic areas in which it operates and its major customers. The objective of this statement is to help users of financial statements better understand the enterprise's performance, better assess its prospects for future net cash flows and make more informed judgments about the enterprise as a whole. See note 17 to the consolidated financial statements for this disclosure.

Results of Operations 1999 as Compared with 1998

Sales for the year ended December 31, 1999 increased 17.6% to $3,866.6 million from $3,289.2 million for 1998. (See table above which shows sales by business segment and geographic market, and note 17 to the consolidated financial statements for additional information.) Sales levels increased for all business groups. Order backlog at December 31, 1999 was $1,065.1 million compared to $879.5 million as of December 31, 1998.

Unitary Products Group (UPG) sales increased 5.9% to $1,569.5 million due to improved volume in both the compressor and the equipment businesses. Sales increases in North America, including a preseason sales incentive program, Europe and the Middle East offset lower equipment volume in Latin America.

Engineered Systems Group (ESG) sales increased 3.7% to $1,460.7 million, primarily due to increased volume in domestic aftermarket service and chiller equipment sales. The increases were offset somewhat by lower airside equipment volume and the impact of the sale of Viron, the Company's performance contracting business.

York Refrigeration Group (YRG) sales increased 97.5% to $883.6 million. The increase was due to the acquisition of Sabroe, which added approximately $445 million of sales to the York Refrigeration total. Excluding the impact of Sabroe, Refrigeration sales were down in Europe and Asia primarily due to lower capital investments by petrochemical companies.

From a geographic perspective, domestic sales increased 5.5% to $2,002.4 million and international sales increased 34.1% to $1,864.2 million.

In 1999, the Company recorded charges in cost of goods sold of $22.4 million, primarily to write-down inventory to the lower of cost or market. Integration of the Refrigeration business, principally discontinuation of certain Gram product lines, resulted in $6.9 million of the inventory write-down. Deteriorating economic conditions in Latin America and Eastern Europe resulted in inventory write-downs of $3.2 million and $4.2 million, respectively. ESG operations, primarily in the U.S. and Australia, resulted in inventory writedowns of $1.5 million. The discontinuance of a UPG product line resulted in additional inventory write-downs of $4.6 million and warranty charges of $2.0 million.

In 1999, gross profit increased 12.5% to $813.0 million (21.0% of sales) from $722.9 million (22.0% of sales) in 1998. The gross profit dollar improvement was due to the inclusion of Sabroe for seven months, the higher margin ESG service business and improved factory performance and cost reductions in UPG. Excluding the charges identified in the preceding paragraph, gross profit as a percentage of sales decreased from 22.0% in 1998 to 21.6% in 1999. The decrease resulted primarily from ESG airside factory inefficiencies and overall weakness in the airside business and in Latin America. During 1999, the Company recorded $6 million of


                                       a6
credits to cost of goods sold for expected recovery from business interruption insurance relating to the Grantley accident. Similar credits totaled $25.5 million in 1998.

Selling, General and Administrative expense (SG&A) increased 20.3% to $594.5 million (15.4% of sales) in 1999 from $494.2 million (15.0% of sales) in 1998. The increase in amount is due to the acquisition of Sabroe and selective investments, primarily in the first half of the year, in engineering, product development and information technology.

In 1999, the Company recorded charges to operations of $54.5 million, of which $35.0 million related to the integration of Sabroe into the York Refrigeration business and $19.5 million related to restructuring and downsizing other Company operations not impacted by the Sabroe acquisition.

The York Refrigeration Group charges consist of non-cash write-downs of $8.2 million and other accruals of $8.7 million principally for the closure of the Gram manufacturing facility in Denmark, the closure of duplicate sales and service offices in Europe and Asia and workforce reductions. Additionally, the Company recorded cash expenses of $12.7 million relating to the cost and loss on a currency option to fix the price of the acquisition and $5.4 million for integration expenses consisting of employee relocation, office integration activities, product training and sign and logo changes.

The other Company charges of $19.5 million consist of non-cash write-downs of $3.6 million and other accruals of $15.9 million. The charges relate to workforce reductions, asset write-downs, principally in Latin America and Eastern Europe due to the current economic conditions in those regions, closing costs for the ESG Airside factory in Salisbury, North Carolina, contractual obligations and other receivables.

Income from operations in 1999 decreased to $163.9 million (4.2% of sales) from $228.7 million (7.0% of sales) in 1998. The discussion below of each business units' income from operations excludes all charges as discussed above.

Unitary Products Group income from operations increased 11.2% to $156.2 million (10.0% of sales) due to better performance in the equipment and compressor businesses. Improved plant performance on higher volume, cost reduction efforts and strong mini-split product exports from Thailand offset weakness in Latin America performance.

Engineered Systems Group income from operations decreased 8.4% to $114.7 million (7.9% of sales) due to poor performance in the airside business and weakness in Latin America. These weaknesses were partially offset by strong year-over-year performance in aftermarket service operations, success in certain new product introductions and continued strength in Asia.

York Refrigeration Group income from operations increased 62.4% to $44.5 million (5.0% of sales) due to including seven months of Sabroe earnings. Excluding Sabroe, refrigeration earnings were significantly lower on a year-over-year basis due to factory inefficiencies and overall reduced capital spending by petrochemical companies.

In 1999, the Company recorded a gain on the sale of Viron, the Company's performance contracting business, of $9.6 million.

In 1999, net interest expense increased 47.3% to $61.2 million due to the impact of higher average borrowings. Excluding the Sabroe acquisition financing, lower average debt levels and favorable average interest rates for foreign and variable debt would have contributed to lower interest expense.

Equity in earnings of affiliates was $5.7 million in 1999 as compared to $0.1 million in 1998. The improvement was primarily the result of improved performance in the UPG Scroll Technologies Compressor operation.

Provision for income taxes of $41.3 million for 1999 relates to both U.S. and non-U.S. operations. The effective rate was 35% for 1999 compared to 27.1% (33% excluding export incentives, foreign tax credit planning and other non-U.S. activities including closures and consolidations) for 1998. The increase in the effective tax rate is primarily attributable to integration and restructuring charges in certain jurisdictions for which no tax benefit was recorded.

Net income, as a result of the above factors, was $75.9 million in 1999 as compared to $136.5 million in 1998.

Results of Operations 1998 as Compared with 1997

Sales for the year ended December 31, 1998 increased 3.0% to $3,289.2 million from $3,193.7 million for 1997. (See table above which shows sales by business segment and geographic market, and note 17 to the consolidated financial statements for additional information.) Sales levels increased for all business groups. Order backlog at December 31, 1998 was $879.5 million compared to $834.5 million as of December 31, 1997.

Unitary Products Group sales increased 6.4% to $1,481.8 million, primarily due to improved volume in the unitary equipment markets in North America and Latin America and continued growth and expansion in Latin American markets.

Engineered Systems Group sales increased 0.8% to $1,408.1 million, primarily due to increased volume in the domestic service and equipment business and continued growth and expansion in Latin America. These increases were offset by a decline in the Asian market and lost sales as a result of the accident at the Grantley factory in York, PA. (See additional disclosure in note 16 to the consolidated financial statements.)

York Refrigeration Group sales were basically flat at $447.5 million, primarily due to the sale of the German Commercial Refrigeration business in the second quarter of 1997. Excluding the sale of this business, refrigeration product sales improved approximately 6% primarily due to stronger sales levels in the second half of 1998 in Europe and North America.



                                       a7

From a geographic perspective, domestic sales increased 3.2% to $1,898.6 million and international sales increased 2.6% to $1,390.6 million.

Gross profit in 1998 increased 13.6% to $722.9 million (22.0% of sales) from $636.2 million (19.9% of sales) in 1997. Excluding the non-recurring items in 1997, gross profit as a percent of sales increased 120 basis points. This improvement is due to the performance of the Unitary Products Group, improved performance in manufacturing operations, product mix, and other cost reduction measures. During 1998, the Company recorded credits to cost of goods sold of $25.5 million reflecting expected insurance recovery for certain incremental expenses and losses included in cost of goods sold as a result of the Grantley accident.

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

Unitary Products Group income from operations increased 36.8% to $140.5 million (9.5% of sales), primarily due to increased volume in the unitary equipment markets in North America and Latin America, improved plant performance, effective implementation of cost reduction programs and continued growth and expansion in Latin American markets.

Engineered Systems Group income from operations increased 5.8% to $125.2 million (8.9% of sales), primarily due to increased volume and performance in the domestic service and equipment business and continued growth and expansion in Latin America. These increases were offset by the decline in the Asian market and profits on lost sales as a result of the accident at the Grantley factory.

York Refrigeration Group income from operations increased 20.6% to $27.4 million (6.1% of sales), primarily due to stronger performance domestically and in Europe in both sales and factory performance. SG&A expenditures were reduced by effective control of spending in all regions and the sale of the German Commercial Refrigeration business.

In 1998, net interest expense increased 1.6% to $41.5 million due to the impact of higher average borrowing rates offset by the benefit of reduced working capital levels.

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

LIQUIDITY AND CAPITAL RESOURCES

Working capital requirements are generally met through a combination of internally generated funds, bank lines of credit, commercial paper issuances, financing of trade receivables and credit terms from suppliers which approximate receivable terms to the Company's customers. The Company believes that these sources, including its $400 million 364-day Revolver and its $500 million Amended Credit Agreement described below, will be sufficient to meet working capital needs during 2000. Additional sources of working capital include customer deposits and progress payments.

Working capital was $485.2 million and $521.1 million as of December 31, 1999 and 1998, respectively. Accounts receivable increased in 1999 due to the addition of Sabroe and the UPG sales incentive program including extended terms. These increases were slightly offset by decreases in ESG and the additional $75 million of receivable sales. Inventory levels were higher at December 31, 1999, than at December 31, 1998, due to the acquisition of Sabroe somewhat offset by lower inventory levels in Unitary Products. The current ratio was 1.48 at December 31, 1999, as compared to 1.66 for December 31, 1998.

Long-term indebtedness was $854.5 million at December 31, 1999, primarily consisting of borrowings of $396.8 million in commercial paper, $300.0 million of senior notes, $41.8 in bank lines and $57.2 million in Danish term loans.

At December 31, 1999, the Company had available a $400 million 364-day Revolving Credit Agreement (the Revolver) and a $500 million Amended Credit Agreement (the Credit Agreement) expiring on July 31, 2002. The Revolver and the Credit Agreement amendment were effective on June 3, 1999 and provide for borrowings under the facility at LIBOR plus 0.45%. If borrowings greater than 33% of either facility are utilized, the rate increases to LIBOR plus 0.55%. The Company pays a fee of 0.10% for each facility and the Credit Agreement allows for borrowings at specified bid rates. At December 31, 1999, the LIBOR rate was 6.03%. The Revolver and the Credit Agreement, as amended, contain financial and operating covenants requiring the Company to maintain certain financial ratios and standard provisions limiting leverage, investments and liens. The Company was in compliance with these financial and operating covenants at December 31, 1999. No amounts were outstanding under either of these agreements.


                                       a8

The Company's bank lines provide for total borrowings of $175 million which are expected to be reborrowed in the ordinary course of business. At December 31, 1999 and 1998, the Company had $41.8 million and $41.0 million, respectively, outstanding under these bank lines.

Commercial paper borrowings are expected to be reborrowed in the ordinary course of business. Commercial paper borrowings were also the primary source of funds used to finance the acquisition of Sabroe A/S. The interest rate on the commercial paper was 6.08% as of December 31, 1999.

At December 31, 1999 and 1998, the Company had $300 million of Senior Notes outstanding. On June 1, 1998, the Company issued $200 million of 6.70% fixed rate Senior Notes having a maturity of ten years from the date of issue. The remaining $100 million ten-year Senior Notes bear interest at a 6.75% fixed rate and are due March 2003.

The Company maintains foreign currency term loans at December 31, 1999 of $71.5 million payable in semi-annual payments of $7.15 million. These term loans are due July 2004 and bear interest at an average rate of 4.12%.

Concerning bank loans and other, the Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $385.1 million and $269.6 million at December 31, 1999 and 1998, respectively, of which $295.1 million and $202.9 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates. The Company also maintains other debt of $57.2 million and $7.6 million at December 31, 1999 and 1998, respectively.

The Company established a receivables sales agreement in 1992. Under an Amended and Restated Receivables Sales Agreement entered into on December 22, 1999, the maximum amount of the purchasers' investment increased from $150 million to $175 million and is subject to decrease based on the level of eligible accounts receivable and restrictions on concentrations of receivables. The balance of the sold accounts receivable was $175 million and $100 million at December 31, 1999 and 1998, respectively. The sold accounts receivable are reflected as a reduction of receivables in the accompanying consolidated balance sheets. The discount rate on the receivables sold was approximately 6.22% and 5.30% at December 31, 1999 and 1998, respectively.

In December 1999, the Company sold certain machinery and equipment resulting in net proceeds of $82.4 million and entered into a five year lease for the use of the equipment. At the end of the lease term, the Company may purchase the equipment, return the equipment to the lessor, or extend the lease for up to five additional years. If the Company chooses to return the equipment at the end of the initial lease term, the Company is obligated to pay the lessor a maximum of $33.8 million.

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

In the ordinary course of business, the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company enters into these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. The Company enters into these financial instruments utilizing over-the-counter as opposed to exchange traded instruments. The Company mitigates the risk that counterparties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions. Financial instruments are more fully discussed in note 2 to the consolidated financial statements and under the caption Market Risk on page a10.

Capital expenditures were $104.1 million in 1999 as compared to $64.6 million in 1998. The increase was the result of seven months of Sabroe capital spending, the Grantley rebuild, planned projects to improve factory performance and information technology capital projects. Capital expenditures currently anticipated for expanded capacity, cost reductions and the introduction of new products during 2000 are expected to be in excess of depreciation and amortization. These expenditures will be funded from a combination of operating cash flows, availability under the revolving credit facility, commercial paper borrowings and advance payments received from the insurance company for accident claims submitted.

Cash dividends of $0.60 and $0.48 per share were paid on common stock in 1999 and 1998, respectively. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend upon such factors as the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

Employee stock plans include the amended 1992 Employee Stock Purchase Plan which authorizes the allocation of 2,000,000 shares of stock for the Plan and the Amended and Restated 1992 Omnibus Stock Plan which authorizes the issuance of up to 7,880,000 shares of the Company's common stock as stock options or restricted share awards. At December 31, 1999, approximately 756,000 options remained available for grant under the Plan.

In February 1999, the Board of Directors authorized the Company to purchase an additional 2.5 million shares of its Common Stock, increasing the authorization to 8.5 million shares, over the four subsequent years which can be used to fund the Company's


                                       a9

Employee Stock Purchase Plan and the Amended and Restated 1992 Omnibus Stock Plan. The stock purchases are made from time to time on the open market. Under the program, 2.0 million shares were repurchased on the open market during 1999 and 1.1 million shares were repurchased in 1998. In addition, during the first quarter of 2000, the Company repurchased approximately 300,000 shares.

Company management believes that these employee stock plans provide valuable incentives to a broad range of York employees by giving them a direct equity interest in the Company. Company management further believes that funding the required shares through share repurchases will mitigate the dilutive impact such employee plans would otherwise have.

ACQUISITION OF SABROE AND THE INTEGRATION PLAN

On June 10, 1999, the Company acquired all of the outstanding capital stock of Sabroe A/S (Sabroe), a Danish company, for $407.1 million in cash and assumed debt of $216.0 million. Sabroe is a world leader in supplying refrigeration systems and products. The Company financed the acquisition through issuance of commercial paper, supported by its credit facilities.

The Company is in the process of executing the plan for integrating Sabroe into the York Refrigeration Group. The plan includes the closing of Sabroe's Retech and York's Gram manufacturing plants in Denmark and Sabroe's Norrkoping manufacturing plant in Sweden. The plan also includes the closure of select duplicate sales and service offices in Europe and Asia, salary and wage employee rationalizations, product rationalizations, and other actions related to reorganizing the York Refrigeration Group. The plan is expected to be substantially completed within one year from the acquisition date.

INFLATION

Management believes inflation has not had a significant impact on the Company's results of operations for the periods presented. The Company was able to substantially offset the effect of inflation through cost reduction programs in 1999. Management does not anticipate inflation having a significant impact on the future results of operations.

CYCLICALITY

Exposure to cyclicality in the new construction market is partially mitigated by the Company's emphasis on the service, repair and replacement market. As the installed base of heating, air conditioning and refrigeration equipment has grown and aged, the Company derives a significant portion of its revenue from the service, repair and replacement market. In 1999, 1998 and 1997, respectively, on a worldwide basis, service, repair and replacement revenue accounted for an estimated 42%, 44% and 41% of the Company's total sales, while new construction sales accounted for the remaining 58%, 56% and 59%.

SEASONALITY

Sales of the Company's Unitary products equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction and replacement market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. Demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. The Company provides incentives for distributors to purchase products in advance of seasonal sales. These incentives, together with advance production schedules, somewhat reduce the impact of seasonal fluctuations on the Company's sales of residential equipment. Requirements for service and repair parts for Engineered Systems products and the Refrigeration Contracting business also increase during summer months. The overall effect of seasonality is slightly dampened by the Company's Engineered Systems and Refrigeration equipment, for which demand is less seasonal.

MARKET RISK

The Company is subject to market risk associated with changes in interest rates, foreign currency exchange rates and certain commodity prices. To manage the risk of fluctuations in interest rates, the Company's borrowings are a mix of fixed and floating rate obligations. This includes $100 million of Senior Notes that bear interest at a 6.75% fixed rate and are due March 2003 as well as $200 million of Senior Notes with a fixed interest rate of 6.70% which are due June 2008. Short-term borrowings are typically bank loans and commercial paper that is reborrowed in the ordinary course of business. The Company's short-term borrowings maturity dates support seasonal working capital needs. The Company's non-U.S. subsidiaries maintain bank credit facilities for borrowings in their functional currency on a floating rate basis.

The Company has manufacturing facilities in 14 foreign countries and its products are sold in over 100 countries throughout the world. As a result, the Company is exposed to foreign currency risk that future cash flows from transactions in foreign currencies will be negatively impacted by exchange rate changes. To reduce this risk, the Company hedges its foreign currency transaction exposure with forward contracts and purchased options, in accordance with the Company's Treasury Policy and Procedures Manual on hedging (the Policy). These foreign currency forward and option contracts are matched to foreign currency transactions that effectively fix the sales price for finished product or purchase price for raw material components. The Company's local entities are required to hedge these firm commitments with the Corporate Treasury Department. The Corporate Treasury Department evaluates the Company's net position on an overall basis, in accordance with the parameters established in the Policy, and where necessary, hedges the foreign currency exchange exposure risk with an external counter-party using the instruments mentioned previously. The


                                      a10

Company mitigates the risk that the counter-party to these agreements will fail to perform by only entering into agreements with major international financial institutions. Foreign currency risk associated with intercompany transactions is mitigated using a multilateral netting process. Any net exposures are hedged as discussed above and in accordance with the Policy.

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

The Company does not anticipate any material changes in its primary market risk exposures in 2000 and does not hold or issue derivative instruments for trading purposes.

The following tables provide information about the fair value of the Company's market-sensitive financial instruments and are forward-looking statements. All instruments described in the tables are non-trading. The Company's borrowings are not included in the tables since their carrying amount approximates the fair value of similar debt instruments of comparable maturity and the interest rate market risk is not significant as a result of the management strategies described previously. Refer to note 2 to the consolidated financial statements for additional information. The tables present the Company's market risk exposure to potential changes in the fair value of its foreign currency hedge instruments at December 31, 1999 and 1998. As discussed previously, the hedged instrument maturity matches the transactional cash flow exposures. The 1999 hedged instruments mature in 2000, 2001 and 2002, respectively. The 1999 table also illustrates the effect of a 10% appreciation and depreciation of the United States Dollar for the Australian Dollar, Danish Krona, New Zealand Dollar, Saudi Arabia Riyal and Thailand Baht net exposure positions and the effect of a 10% appreciation and depreciation of the Danish Krona for the Canadian Dollar, Euro, British Pound Sterling, Japanese Yen, Norwegian Krone and Singapore Dollar net exposure positions. The 1998 table illustrates the effect of a 10% appreciation and depreciation of the United States Dollar on the unhedged position, with the exception of the German Deutsche Mark exposure which is based on a 10% appreciation and depreciation of the British Pound Sterling. Futhermore, the tables present the December 31, 1999 and 1998 fair value of the Company's total pounds of copper hedged.

Foreign Currency Exposure 1999
-----------------------------------------------------------------------------------------------------------------------
(USD equivalents, in thousands)
-----------------------------------------------------------------------------------------------------------------------

                                (Short Exposure)    (Short Exposure)   Foreign Currency     USD or DKK      USD or DKK
                                Foreign Currency      Hedged as of     Exchange Exposure        10%             10%
Currency                        Exchange Exposure     Dec. 31, 1999     Net of Hedging     Appreciation    Depreciation
-----------------------------------------------------------------------------------------------------------------------
AUD   -  Australian Dollar             1,613                  0               1,613             (161)             161
CAD   -  Canadian Dollar                 728              2,383              (1,655)             166             (166)
DKK   -  Danish Krona                (15,636)           (13,750)             (1,886)             189             (189)
EUR   -  EURO                         21,679             17,321               4,358             (436)             436
GBP   -  British Pound Sterling        1,454             10,732              (9,278)             928             (928)
JPY   -  Japanese Yen                    426              8,013              (7,587)             759             (759)
NZD   -  New Zealand Dollar             (138)                 0                (138)              14              (14)
NOK   -  Norwegian Krone                 131              4,605              (4,474)             447             (447)
SAR   -  Saudi Arabia Riyal            2,148                  0               2,148             (215)             215
SGD   -  Singapore Dollar                  0              1,502              (1,502)             150             (150)
THB   -  Thailand Baht                  (400)              (400)                  0                0                0
-----------------------------------------------------------------------------------------------------------------------

Foreign Currency Exposure 1998
-----------------------------------------------------------------------------------------------------------------------
(USD equivalents, in thousands)
-----------------------------------------------------------------------------------------------------------------------

                                (Short Exposure)    (Short Exposure)   Foreign Currency     USD or GBP      USD or GBP
                                Foreign Currency      Hedged as of     Exchange Exposure        10%             10%
Currency                        Exchange Exposure     Dec.31, 1998      Net of Hedging     Appreciation    Depreciation
-----------------------------------------------------------------------------------------------------------------------
AUD   -  Australian Dollar             9,200               9,200                   0               0                 0
CLP   -  Chilean Peso                  5,100               2,500               2,600            (260)              260
DEM   -  German Deutsche Mark         11,863              11,542                 321             (32)               32
DKK   -  Danish Krona                   (789)                  0                (789)             79               (79)
GBP   -  British Pound Sterling        1,606               1,383                 223             (22)               22
JPY   -  Japanese Yen                  5,227               5,253                 (26)              3                (3)
NZD   -  New Zealand Dollar              608                 608                   0               0                 0
SGD   -  Singapore Dollar              5,900               5,900                   0               0                 0
THB   -  Thailand Baht                 1,557               1,557                   0               0                 0
ZAR   -  South African Rands           2,167               2,167                   0               0                 0
-----------------------------------------------------------------------------------------------------------------------


                                      a11

Copper Exposure 1999
--------------------------------------------------------------------------------

                                     Pounds           Notional     Dec. 31, 1999
Year                                 Hedged            Amount        Fair Value
--------------------------------------------------------------------------------
2000                               41,300,000      $33,667,000      $35,953,000
--------------------------------------------------------------------------------

Copper Exposure 1998
--------------------------------------------------------------------------------

                                     Pounds           Notional     Dec. 31, 1998
Year                                 Hedged            Amount        Fair value
--------------------------------------------------------------------------------
1999                                50,000,000     $42,692,000      $34,346,000
2000                                20,000,000      17,150,000       14,660,000
--------------------------------------------------------------------------------


EURO CONVERSION

The Euro is not expected to have a material effect on the Company's operating results or competitive position. The Company's financial systems are Euro compliant and opportunities will continue to be investigated for European-wide system infrastructures.

GRANTLEY ACCIDENT

On February 2, 1998, the Company incurred damage to its Grantley manufacturing facility in York, PA, when tanks used for testing ruptured. The accident caused substantial damage to facilities used in steel cutting and rolling operations and heat exchanger production. The Company took a number of measures to limit the disruptions and costs resulting from the accident, including moving production to other Company facilities, outsourcing or subcontracting production of certain components, and establishing temporary production elsewhere at the Grantley location. The Company's rebuilding operations were substantially completed during the second quarter of 1999, fully restoring its production capacity. For additional information relating to the Grantley facility incident, see note 16 to the consolidated financial statements.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the Standard). The Standard establishes comprehensive accounting and reporting standards for derivative instruments and hedging activities that require a company to record the derivative instrument at fair value in the balance sheet. Furthermore, the derivative instrument must meet specific criteria or the change in its fair value is to be recognized in earnings in the period of change. To achieve hedge accounting treatment the derivative instrument needs to be part of a well-documented hedging strategy that describes the exposure to be hedged, the objective of the hedge and a measurable definition of its effectiveness in hedging the exposure. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133." SFAS No. 137 delays the Standard effective date to the beginning of the first quarter of the fiscal year beginning after June 15, 2000. Although the Company has not completed its analysis, adoption of this statement is not expected to have a material effect on the Company's financial statements.

FORWARD-LOOKING INFORMATION - RISK FACTORS

To the extent the Company has made "forward-looking statements," certain risk factors could cause actual results to differ materially from those anticipated in such forward-looking statements including, but not limited to competition, government regulation, environmental considerations and the successful integration of Sabroe into the YRG. Unseasonably cool spring or summer weather could adversely affect the Company's UPG residential air conditioning business. The ESG air conditioning business could be affected by a slowdown in the large chiller market and by the acceptance of new product introductions. The resolution of the Grantley insurance claim for an amount greater than or less than amounts recorded could affect the Company's results. Overall performance of the Company in 1999 was affected by less robust economic conditions in Latin America and Eastern Europe. Future anticipated performance could be affected by any serious economic downturns in other worldwide markets or a slower than expected recovery in Latin America and Eastern Europe.


                                      a12

                           Consolidated Balance Sheets

                                                                         December 31
----------------------------------------------------------------------------------------
(in thousands)                                                       1999           1998
----------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                  $    39,514    $    22,746
   Receivables                                                    720,022        632,768
   Inventories                                                    599,046        536,854
   Prepayments and other current assets                           131,787        118,165
----------------------------------------------------------------------------------------
     Total current assets                                       1,490,369      1,310,533
----------------------------------------------------------------------------------------
Deferred income taxes                                              13,207         30,805
Investments in affiliates                                          25,425         20,092
Property, plant and equipment, net                                499,710        374,731
Unallocated excess of cost over net assets acquired               768,809        337,353
Deferred charges and other assets                                  77,019         33,024
----------------------------------------------------------------------------------------
     Total assets                                             $ 2,874,539    $ 2,106,538
----------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable and current portion of long-term debt        $   102,864    $    52,583
   Accounts payable and accrued expenses                          860,264        670,797
   Income taxes                                                    42,007         66,099
----------------------------------------------------------------------------------------
     Total current liabilities                                  1,005,135        789,479
----------------------------------------------------------------------------------------
Long-term warranties                                               39,607         36,488
Long-term debt                                                    854,494        362,724
Postretirement benefit liabilities                                154,066        140,152
Other long-term liabilities                                        89,307         46,896
----------------------------------------------------------------------------------------
     Total liabilities                                          2,142,609      1,375,739
----------------------------------------------------------------------------------------
Stockholders' equity:
   Common stock $.005 par value; 200,000 shares authorized;
     Issued 45,062 shares in 1999 and 44,616 shares in 1998           225            223
   Additional paid in capital                                     715,322        700,959
   Retained earnings                                              342,529        290,465
   Accumulated other comprehensive losses                         (71,146)       (58,209)
   Treasury stock, at cost; 6,700 shares in 1999 and
     4,621 shares in 1998                                        (253,274)      (199,037)
   Unearned compensation                                           (1,726)        (3,602)
----------------------------------------------------------------------------------------
     Total stockholders' equity                                   731,930        730,799
----------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity               $ 2,874,539    $ 2,106,538
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                      a13

                      Consolidated Statements of Operations

                                                                                        Years Ended December 31
--------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                             1999           1998           1997
--------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $ 3,866,615    $ 3,289,201    $ 3,193,657
Cost of goods sold                                                           3,053,651      2,566,265      2,557,431
--------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                812,964        722,936        636,226
Selling, general and administrative expenses                                   594,487        494,232        522,224
Acquisition, integration, restructuring and other charges                       54,532             --             --
--------------------------------------------------------------------------------------------------------------------
   Income from operations                                                      163,945        228,704        114,002
Gain on sale of business                                                        (9,627)            --             --
Interest expense, net                                                           61,150         41,527         40,876
Equity in earnings of affiliates                                                (5,660)          (126)        (5,342)
--------------------------------------------------------------------------------------------------------------------
   Income before income taxes and cumulative effect of accounting change       118,082        187,303         78,468
Provision for income taxes                                                      41,303         50,810         31,075
--------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                            76,779        136,493         47,393
Cumulative effect of accounting change
   write-off of start-up costs (net of tax of $442)                                897             --             --
--------------------------------------------------------------------------------------------------------------------
Net income                                                                 $    75,882    $   136,493    $    47,393
--------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
   Income before cumulative effect of accounting change                    $      1.93    $      3.38    $      1.11
   Accounting change                                                             (0.02)            --             --
--------------------------------------------------------------------------------------------------------------------
   Net income                                                                     1.91           3.38           1.11
Diluted earnings per share:
   Income before cumulative effect of accounting change                           1.93           3.36           1.10
   Accounting change                                                             (0.02)            --             --
--------------------------------------------------------------------------------------------------------------------
   Net income                                                                     1.91           3.36           1.10
--------------------------------------------------------------------------------------------------------------------
Weighted average common shares and common equivalents outstanding:
   Basic                                                                        39,637         40,402         42,550
   Diluted                                                                      39,832         40,622         43,040
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                 Consolidated Statements of Comprehensive Income

                                                                         Years Ended December 31
----------------------------------------------------------------------------------------------------
 (in thousands)                                                       1999         1998         1997
----------------------------------------------------------------------------------------------------
Net income                                                       $  75,882    $ 136,493    $  47,393
Other comprehensive losses:
   Foreign currency translation adjustments                        (13,722)     (10,324)     (23,622)
   Minimum pension liabilities (net of tax of ($386) and $386)         785         (785)          --
----------------------------------------------------------------------------------------------------
   Total other comprehensive losses                                (12,937)     (11,109)     (23,622)
----------------------------------------------------------------------------------------------------


   Comprehensive income                                          $  62,945    $ 125,384    $  23,771
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                      a14

                      Consolidated Statements of Cash Flows

                                                                              Years Ended December 31
---------------------------------------------------------------------------------------------------------
(in thousands)                                                             1999         1998         1997
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                         $  75,882    $ 136,493    $  47,393
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization of property, plant and equipment      64,171       57,785       52,776
     Amortization of deferred charges and unallocated
       excess of cost over net assets acquired                           24,119       17,059       15,978
     Provision for doubtful accounts receivable                          10,899        8,206        6,139
     Effect of non-cash charges                                          58,807           --           --
     Gain on sale of business                                            (9,627)          --           --
     Cumulative effect of accounting change                                 897           --           --
     Other                                                                2,340        5,634       (1,638)
     Change in assets and liabilities net of effects from
       purchase of other companies and sale of business:
       Receivables                                                      (43,215)     (88,430)       2,074
       Inventories                                                       10,896        4,536       48,562
       Prepayments and other current assets                              (4,042)      (6,025)      (3,145)
       Deferred income taxes                                            (12,755)      (9,417)      (1,686)
       Other assets                                                     (10,513)     (16,995)       2,245
       Accounts payable and accrued expenses                            (80,787)      64,050       (2,422)
       Income taxes                                                     (26,831)      47,889      (13,429)
       Long-term warranties                                               3,362          197        2,030
       Postretirement benefit liabilities                                 7,797        6,073        4,883
       Other long-term liabilities                                        1,344        6,113       (6,046)
---------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                72,744      233,168      153,714
---------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of and investments
     in other companies (net of cash acquired)                         (407,766)      (7,794)      (8,978)
   Proceeds from sale of business, net                                   35,512           --           --
   Capital expenditures                                                (104,065)     (64,638)     (66,854)
   Other                                                                  1,155        1,781        5,718
---------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                  (475,164)     (70,651)     (70,114)
---------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net payments on short-term debt                                      (37,488)     (16,855)     (59,023)
   Long-term debt payments                                              (33,327)    (119,748)    (114,223)
   Net (payments) proceeds of commercial paper borrowings               396,847     (168,182)      83,146
   Proceeds from sale lease-back                                         82,397           --           --
   Proceeds from sale of accounts receivable                             75,000           --           --
   Proceeds from issuance of senior bank notes                               --      198,310           --
   Net proceeds from issuance of bank loans                                  --           --      169,780
   Common stock issued                                                   13,636       19,546       14,909
   Treasury stock purchases                                             (54,237)     (45,824)    (157,224)
   Dividends paid                                                       (23,818)     (19,403)     (20,349)
---------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                        419,010     (152,156)     (82,984)
---------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                     178          157          142
---------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                16,768       10,518          758
Cash and cash equivalents at beginning of year                           22,746       12,228       11,470
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $  39,514    $  22,746    $  12,228
---------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash paid for:
   Interest                                                           $  59,484    $  40,207    $  41,519
   Income taxes                                                          62,306       28,153       55,587
Non-cash investing activities, acquisition of business:
   Fair value of tangible and intangible assets acquired                877,276        7,377       20,447
   Cash paid                                                           (407,766)      (7,794)     (17,481)
---------------------------------------------------------------------------------------------------------
   Liabilities assumed                                                $ 469,510    $    (417)   $   2,966
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                      a15

                 Consolidated Statements of Stockholders' Equity

                                                                   Addi-               Accumulated
                                              Common Stock Issued  tional                 Other        Treasury Stock       Unearned
                                              ------------------- Paid In    Retained Comprehensive ---------------------   Compen-
(in thousands, except share data)              Shares      Amount Capital    Earnings    Losses      Shares      Amount      sation
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                    43,719,853   $ 219  $667,775   $146,331   $(23,478)     97,628    $  (3,875)  $(6,595)

    Net income                                        --      --        --     47,393         --          --           --        --
    Issuance of common stock under
        executive stock agreements                15,000      --       898         --         --     (25,000)       1,126    (1,984)
    Issuance of common stock under
        employee stock purchase plan             165,369       1     5,557         --         --        (744)          34        --
    Other, primarily exercise of stock options   157,067      --     2,758         --         --    (149,926)       6,495        --
    Tax effect of options exercised                   --      --     2,187         --         --          --           --        --
    Amortization of unearned compensation             --      --        --         --         --          --           --     2,614
    Issuance of treasury stock, at cost               --      --         5         --         --        (469)          19        --
    Purchase of treasury stock, at cost               --      --        --         --         --   3,507,321     (157,224)       --
    Cash dividends on common stock
        ($.48 per share)                              --      --        --    (20,349)        --          --           --        --
    Currency translation adjustment                   --      --        --         --    (23,622)         --           --        --
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                    44,057,289   $ 220  $679,180   $173,375   $(47,100)  3,428,810    $(153,425)  $(5,965)

    Net income                                        --      --        --    136,493         --          --           --        --
    Issuance of common stock under
        executive stock agreements, net           32,000      --     1,169         --         --       1,600          212    (1,137)
    Issuance of common stock under
        employee stock purchase plan             225,861       1     7,585         --         --          --           --        --
    Other, primarily exercise of stock options   300,625       2    11,715         --         --          --           --        --
    Tax effect of options exercised                   --      --     1,310         --         --          --           --        --
    Amortization of unearned compensation             --      --        --         --         --          --           --     3,500
    Purchase of treasury stock, at cost               --      --        --         --         --   1,190,640      (45,824)       --
    Cash dividends on common stock
        ($.48 per share)                              --      --        --    (19,403)        --          --           --        --
    Minimum pension liability                         --      --        --         --       (785)         --           --        --
    Currency translation adjustment                   --      --        --         --    (10,324)         --           --        --
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                    44,615,775   $ 223  $700,959   $290,465   $(58,209)  4,621,050    $(199,037)  $(3,602)

    Net income                                        --      --        --     75,882         --          --           --        --
    Issuance of common stock under
        executive stock agreements, net           23,500      --       953         --         --       1,000           --      (919)
    Issuance of common stock under
        employee stock purchase plan             205,980       1     4,803         --         --          --           --        --
    Other, primarily exercise of stock options   216,662       1     7,878         --         --          --           --        --
    Tax effect of options exercised                   --      --       729         --         --          --           --        --
    Amortization of unearned compensation             --      --        --         --         --          --           --     2,795
    Purchase of treasury stock, at cost               --      --        --         --         --   2,077,838      (54,237)       --
    Cash dividends on common stock
        ($.60 per share)                              --      --        --    (23,818)        --          --           --        --
    Minimum pension liability                         --      --        --         --        785          --           --        --
    Currency translation adjustment                   --      --        --         --    (13,722)         --           --        --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                    45,061,917   $ 225  $715,322   $342,529   $(71,146)  6,699,888    $(253,274)  $(1,726)
-----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.


                                      a16

                   Notes to Consolidated Financial Statements


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

York International Corporation (The Company) is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) equipment with three major product groups: Unitary, Engineered Systems, and Refrigeration. The Company markets its products and services throughout the world, and its customers range from residential contractors to design builders, contractors and building owners.

Use of Estimates in the Financial Statements

Preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market using the last-in, first-out (LIFO) or first-in, first-out (FIFO) method.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to earnings as incurred. Improvements and renewals of significant items are capitalized.

Depreciation is computed generally on a straight-line basis over the estimated useful lives of related assets. For income tax purposes, accelerated methods of depreciation are generally used.

Unallocated Excess of Cost Over Net Assets Acquired

Unallocated excess of cost over net assets acquired is amortized on a straight-line basis over periods of up to 40 years. Accumulated amortization related to such excess at December 31, 1999 and 1998, is $110.4 million and $90.3 million, respectively. The Company assesses the recoverability or impairment, if any, of the elements of this intangible asset by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations or the long-lived assets to which the unallocated excess is attributed.

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

The Company adopted SFAS No.132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" in 1998, which revised employers' disclosures about pension and other postretirement benefit plans. All prior disclosures were restated to conform to the provisions of SFAS 132.

Revenue Recognition

Sales and related cost of goods sold are recognized as title transfers, generally based upon shipment of products or performance of services.

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


                                      a17

Earnings per Share

Earnings per share (EPS) are computed in accordance with Statement of Financial Accounting Standards (SFAS) No.128, "Earnings per Share". Basic EPS are based upon the weighted average common shares outstanding during the period. Diluted EPS are based upon the weighted average outstanding common shares and common share equivalents.

Foreign Currency Translation

The functional currency for the majority of the Company's foreign operations is the applicable local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in currency translation adjustments in stockholders' equity. Gains or losses resulting from foreign currency transactions are included in the results of operations.

Accounting for Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized with respect to such plans other than for restricted stock and performance-based awards. Information related to stock-based compensation awards is presented in note 18 to the consolidated financial statements along with the disclosures required under SFAS 123, "Accounting for Stock-Based Compensation."

Start-Up Activities

In 1999, the Company adopted AICPA Statement of Position (SOP) 98-5, "Reporting on the Cost of Start-Up Activities," which requires that costs of start-up activities, including organization costs, be expensed as incurred. In January 1999, the Company recorded a charge of $0.9 million, net of $0.4 million in related income taxes, to write-off start-up activities in accordance with the SOP.

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

The Company primarily uses foreign currency forward contracts and purchased options. These foreign currency forward and option contracts are matched to firm commitments of foreign currency transactions and effectively fix the sales or purchase price. These contracts are settled in cash upon expiration, with settlement proceeds or payments included in the measurement of the item hedged. The option contracts are purchased in cash and amortized over the contract term. The Company does not hedge anticipated or firm commitments beyond three years.

Commodity Contracts

Since the Company purchases raw material commodities, it is at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper and aluminum for anticipated manufacturing requirements, the Company may enter into commodity forward contracts to effectively fix the cost of the commodity. These contracts require cash settlement between the Company and its counter-party to coincide with cash market purchases of the actual commodity. Settlement proceeds or payments are recognized as an adjustment to the cost of the commodity purchased. The Company does not hedge anticipated or firm commitments beyond three years.

The notional amount and estimated fair value of the Company's hedging contracts are as follows:

                                                      1999                       1998
(in thousands)                               Notional        Fair       Notional        Fair
-------------------------------------------------------------------------------------------------
Foreign currency forward contracts            $73,890      $72,301      $55,245       $54,629
Commodity forward contracts                    33,667       35,953       59,842        49,006
-------------------------------------------------------------------------------------------------


                                      a18

Other Financial Instruments

The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

                                                                            1999                      1998
(in thousands)                                                    Carrying        Fair      Carrying        Fair
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                          $ 39,514     $ 39,514     $ 22,746      $ 22,746
Short-term borrowings                                               102,864      102,864       52,583        52,583
Long-term debt:
   Commercial paper                                                 396,847      396,847           --            --
   Bank lines                                                        41,812       41,812       41,003        41,003
   Senior notes at 6.75%                                            100,000       95,950      100,000       102,622
   Senior notes at 6.70%                                            200,000      176,825      200,000       205,632
   Term loans                                                        57,196       57,196           --            --
   Other                                                             58,639       58,639       21,721        21,721
-----------------------------------------------------------------------------------------------------------------------

The fair values of each of the Company's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity.

NOTE 3--RECEIVABLES

Receivables consist of:

(in thousands)                                                        1999          1998
--------------------------------------------------------------------------------------------
Customers, trade                                                  $657,076      $554,601
Affiliate receivables, trade                                        19,113        12,538
Other receivables                                                   75,175        85,540
--------------------------------------------------------------------------------------------
                                                                   751,364       652,679
Less allowance for doubtful accounts receivable                     31,342        19,911
--------------------------------------------------------------------------------------------
   Net receivables                                                $720,022      $632,768
--------------------------------------------------------------------------------------------

The Company established a receivables sales agreement in 1992. Under an Amended and Restated Receivables Sales Agreement entered into on December 22, 1999, the maximum amount of the purchasers' investment increased from $150 million to $175 million and is subject to decrease based on the level of eligible accounts receivable and restrictions on concentrations of receivables. The balance of the sold accounts receivable was $175 million and $100 million at December 31, 1999 and 1998, respectively. The sold accounts receivable are reflected as a reduction of receivables in the accompanying consolidated balance sheets. The discount rate on the receivables sold was approximately 6.22% and 5.30% at December 31, 1999 and 1998, respectively.

NOTE 4--INVENTORIES

Inventories consist of:

(in thousands)                                             1999          1998
--------------------------------------------------------------------------------
Raw material                                           $199,171      $177,960
Work in progress                                        112,669        92,712
Finished goods                                          287,206       266,182
--------------------------------------------------------------------------------
   Total inventories                                   $599,046      $536,854
--------------------------------------------------------------------------------

Inventories valued under the LIFO method comprised approximately 30%, 36% and 41% of the December 31, 1999, 1998 and 1997 totals, respectively. If valued under the FIFO method, inventories would have been greater by $11.7 million at December 31, 1999, $13.1 million at December 31, 1998 and $13.8 million at December 31, 1997.

NOTE 5--PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of:

(in thousands)                                             1999          1998
--------------------------------------------------------------------------------
Deferred income tax assets                             $ 69,395      $ 74,394
Prepaid insurance                                        20,870        19,499
Prepaid materials and supplies                           11,777         6,939
Deferred employee benefits                               11,542            --
Other                                                    18,203        17,333
--------------------------------------------------------------------------------
   Total prepayments and other current assets          $131,787      $118,165
--------------------------------------------------------------------------------


                                      a19

NOTE 6--INVESTMENTS IN AFFILIATES

The Company owns 50% or less of affiliate operations located in Malaysia, Cyprus, Saudi Arabia, Spain, Russia, Denmark, Japan, Korea, Morocco and the United States. These investments are accounted for using the equity method of accounting and total $25.4 million in 1999 and $20.1 million in 1998. Dividends received from affiliates were $1.0 million in 1999, $0.5 million in 1998 and $1.2 million in 1997. Equity in earnings of affiliates for 1997 includes a one-time gain of approximately $6.0 million resulting from the sale of the Company's minority interest in an Egyptian air conditioning company.

NOTE 7--PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

(in thousands)                                                     1999          1998
-----------------------------------------------------------------------------------------
Land                                                           $ 79,380      $ 10,751
Buildings                                                       139,770       123,865
Machinery and equipment                                         549,672       550,396
Construction in progress                                         48,997        31,682
Capital leases                                                   12,734        14,337
-----------------------------------------------------------------------------------------
                                                                830,553       731,031
Less accumulated depreciation                                   330,843       356,300
-----------------------------------------------------------------------------------------
   Net property, plant and equipment                           $499,710      $374,731
-----------------------------------------------------------------------------------------

Amortization of capital lease assets has been included in depreciation expense. Accumulated capital lease amortization was $4.4 million and $4.3 million at December 31, 1999 and 1998, respectively.

NOTE 8--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of:

(in thousands)                                                     1999          1998
-----------------------------------------------------------------------------------------
Accounts payable, trade and other                              $534,860      $429,646
Employee compensation, benefits and related accruals            168,644       105,300
Warranties and claims                                            58,413        46,948
Accrued insurance                                                31,854        28,140
Other accrued expenses                                           66,493        60,763
-----------------------------------------------------------------------------------------
   Total accounts payable and accrued expenses                 $860,264      $670,797
-----------------------------------------------------------------------------------------


NOTE 9--NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consist of:

(in thousands)                                                                                   1999          1998
-----------------------------------------------------------------------------------------------------------------------
Notes payable and current portion of long-term debt:
   Term loans (foreign currency) current portion                                             $ 14,299      $     --
   Bank loans                                                                                  81,145        51,011
   Other                                                                                        7,420         1,572
-----------------------------------------------------------------------------------------------------------------------
     Total notes payable and current portion of long-term debt                               $102,864      $ 52,583
-----------------------------------------------------------------------------------------------------------------------

Long-term debt:
   Bank lines at an average rate of 5.28% in 1999 and 5.61% in 1998                          $ 41,812      $ 41,003
   Commercial paper, 6.08% interest                                                           396,847            --
   Senior notes, 6.75% interest, due March 2003                                               100,000       100,000
   Senior notes, 6.70% interest, due June 2008                                                200,000       200,000
   Term loans (foreign currency) at an average rate of 4.12%, due July 2004                    57,196            --
   Other, primarily foreign bank loans, at an average rate of 5.91% in 1999
     and 5.86% in 1998                                                                         58,639        21,721
-----------------------------------------------------------------------------------------------------------------------
     Total long-term debt                                                                    $854,494      $362,724
-----------------------------------------------------------------------------------------------------------------------


                                      a20

In June 1999, the Company established a $400 million 364-day Revolving Credit Agreement (the Revolver) and amended the $500 million Amended Credit Agreement (the Credit Agreement) expiring on July 31, 2002. The Revolver and the Credit Agreement amendment provide for borrowings under the facilities at LIBOR plus 0.45%. If borrowings greater than 33% of either facility are utilized, the rate increases to LIBOR plus 0.55%. The Company pays a fee of 0.10% for each facility, and the Credit Agreement allows for borrowings at specified bid rates. At December 31, 1999 and 1998, the LIBOR rate was 6.03% and 5.06%, respectively. The Revolver and the Credit Agreement, as amended, contain financial and operating covenants requiring the Company to maintain certain financial ratios and standard provisions limiting leverage, investments and liens. The Company was in compliance with these financial and operating covenants at December 31, 1999 and 1998. No amounts were outstanding under either of these agreements.

The Company's bank lines provide for total borrowings of $175 million which are expected to be reborrowed in the ordinary course of business. At December 31, 1999 and 1998, the Company had $41.8 million and $41.0 million, respectively, outstanding under these bank lines.

Commercial paper borrowings are expected to be reborrowed in the ordinary course of business on a long-term basis. Commercial paper borrowings were also the primary source of funds used to finance the acquisition of Sabroe A/S. The interest rate on the commercial paper was 6.08% as of December 31, 1999.

Concerning bank loans and other, the Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $385.1 million and $269.6 million at December 31, 1999 and 1998, respectively, of which $295.1 million and $202.9 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates. The Company also maintains other debt of $57.2 million and $7.6 million at December 31, 1999 and 1998, respectively.

Annual principal payments on long-term debt are as follows for the fiscal years indicated:

(in thousands)
--------------------------------------------------------------------------------
2000                                                             $ 21,719
2001                                                               19,658
2002                                                              458,635
2003                                                              119,184
2004                                                               17,732
Thereafter                                                        239,285
--------------------------------------------------------------------------------

Interest expense is net of interest income of $5.1 million in 1999, $3.4 million in 1998 and $1.8 million in 1997.

NOTE 10--POSTRETIREMENT BENEFIT PLANS AND POSTEMPLOYMENT BENEFITS

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

The Company has several postretirement health and life insurance plans covering certain employees who were hired before February 1, 1993, who retire under the normal, early or disability retirement provisions of any one of the Company's domestic defined benefit pension plans. Former employees who retired prior to February 1, 1993, contribute to the cost of the plans, although the Company pays the majority of the cost. Employees retiring after February 1, 1993, contribute to the cost of the plans based on an indexed service-related premium. Employees hired after February 1, 1993, are not eligible for the plans. The plans are not funded.


                                      a21

The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets:

                                                       Pension Benefits            Other Benefits
                                                    ------------------------------------------------
(in thousands)                                        1999         1998         1999         1998
----------------------------------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation at beginning of year          $(403,974)   $(350,416)   $(115,859)   $ (96,569)
   Purchase of company                                 (7,148)          --           --           --
   Service cost                                       (17,995)     (16,286)      (2,642)      (1,971)
   Interest cost                                      (25,415)     (24,278)      (8,131)      (6,704)
   Actuarial gain                                     (10,032)     (23,522)     (16,251)     (12,366)
   Plan assumptions                                    55,033      (12,377)      14,012       (4,319)
   Benefits paid                                       24,225       24,892        6,078        6,070
   Plan amendments                                    (21,057)        (560)       5,100           --
   Curtailments                                          (250)         634           --           --
   Foreign exchange                                     5,848       (2,061)          --           --
----------------------------------------------------------------------------------------------------
   Benefit obligation at end of year                $(400,765)   $(403,974)   $(117,693)   $(115,859)
----------------------------------------------------------------------------------------------------

Change in plan assets
   Fair value of plan assets at beginning of year   $ 432,884    $ 386,248    $      --    $      --
   Actual return on plan assets                        64,253       62,902           --           --
   Contributions by employer                            3,997        6,967        5,373        5,781
   Contributions by plan participants                     923           --          705          289
   Benefits paid                                      (24,225)     (24,892)      (6,078)      (6,070)
   Foreign exchange                                    (4,403)       1,659           --           --
----------------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year         $ 473,429    $ 432,884    $      --    $      --
----------------------------------------------------------------------------------------------------

Funded status                                       $  72,664    $  28,910    $(117,693)   $(115,859)

Unrecognized prior service cost                        30,835       12,203       (1,208)       4,421
Unrecognized (gain) loss                             (147,195)     (71,473)       3,042          677
----------------------------------------------------------------------------------------------------
Net amount recognized                               $ (43,696)   $ (30,360)   $(115,859)   $(110,761)
----------------------------------------------------------------------------------------------------


Amounts recognized in consolidated balance sheets
   Net accrued benefit liability                    $ (45,401)   $ (33,390)   $(115,859)   $(110,761)
   Intangible asset                                     1,705        1,859           --           --
   Accumulated other comprehensive income                  --        1,171           --           --
----------------------------------------------------------------------------------------------------
Net amount recognized                               $ (43,696)   $ (30,360)   $(115,859)   $(110,761)
----------------------------------------------------------------------------------------------------

                                                       Pension Benefits            Other Benefits
                                                    ------------------------------------------------
                                                         1999         1998         1999         1998
----------------------------------------------------------------------------------------------------
Weighted average assumptions as of December 31
   Discount rate                                         8.00%        7.00%        8.00%        7.00%
   Expected return on plan assets                        9.75%        9.75%          --%          --%
   Rate of compensation increase                         4.75%        4.75%          --%          --%
----------------------------------------------------------------------------------------------------

For measurement purposes an 8% annual rate of increase in the cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.0% for 2006 and thereafter.


                                      a22

Net periodic benefit costs include the following components:

                                                                   Pension Benefits                    Other Benefits
(in thousands)                                               1999        1998        1997        1999        1998        1997
-------------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:

   Service cost--benefits earned
     during the period                                     $ 17,995    $ 16,286    $ 14,772    $  2,642    $  1,971    $  1,984
   Interest cost on projected benefit obligations            25,415      24,278      22,964       8,131       6,704       6,714
   Expected return on plan assets                           (32,238)    (37,601)    (32,256)         --          --          --
   Amortization of prior service cost                           352       6,851       4,434         529         528         528
   Amortization of net gain                                    (347)       (304)       (367)       (127)       (646)       (614)
   Decrease (increase) due to curtailment/window                250         (53)        212          --          --          --
-------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                  $ 11,427    $  9,457    $  9,759    $ 11,175    $  8,557    $  8,612
-------------------------------------------------------------------------------------------------------------------------------

Unrecognized net gains and losses in excess of the corridor are amortized over an average of approximately 13 years, the estimated remaining service period of employees. Net assets of the pension trust consist primarily of stocks and debt securities.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $50.8 million, $48.5 million and $20.8 million, respectively, as of December 31, 1999, and $113.6 million, $110.5 million, and $88.4 million, respectively, as of December 31, 1998.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)                                                                            1% Increase  1% Decrease
-----------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                                       $ 2,309     $ (1,813)
Effect on postretirement benefit obligation                                                    22,827      (18,221)
-----------------------------------------------------------------------------------------------------------------------

Salaried and eligible hourly employees of the Company may participate in the York International Corporation Investment Plan by contributing up to 16% of their earnings as pre-tax contributions. Beginning in 1990, the Company contributed 25% of the employee contribution up to a maximum Company contribution of 1% of earnings for all eligible employees. The Company's contributions were approximately $1.8 million in 1999, $1.5 million in 1998 and $1.1 million in 1997.

NOTE 11--COMMITMENTS AND CONTINGENCIES

Sale Leaseback

In December 1999, the Company sold certain machinery and equipment resulting in proceeds of $82.4 million and entered into a five year operating lease for the use of the equipment. At the end of the lease term, the Company may purchase the equipment at fair market value, return the equipment to the lessor, or extend the lease for up to five additional years. If the Company chooses to return the equipment at the end of the initial lease term, the Company is obligated to pay the lessor a maximum of $33.8 million. The book value of the equipment sold was $40.4 million. The excess of the proceeds over the book value was deferred and is included in other long-term liabilities in the accompanying consolidated balance sheet. The excess of the deferred gain over the maximum return obligation will be amortized over the lease term.

Leases

The Company has numerous non-cancelable leases with terms exceeding one year. At December 31, 1999, lease commitments, including the return obligation on the sale leaseback, for all of the Company's operating leases are as follows:


 (in thousands)
--------------------------------------------------------------------------------
2000                                                                 $ 36,947
2001                                                                   29,221
2002                                                                   24,523
2003                                                                   17,293
2004                                                                   47,681
Thereafter                                                              9,695
--------------------------------------------------------------------------------
   Total                                                             $165,360
--------------------------------------------------------------------------------

Total rental expense was $40.5 million in 1999, $32.8 million in 1998 and $35.4 million in 1997.


                                      a23

Subsequent Event

Subsequent to December 31, 1999 the Company terminated three senior officers, including its former chief executive officer and chief financial officer. The Company is in litigation with the former chief executive officer and believes it has no obligation for severance. The Company has negotiated with the other two former senior officers resulting in anticipated severance costs of approximately $3.5 million, which will be charged to earnings in the first quarter of 2000.

Contingent Liabilities

Company management believes that various current claims and litigation have been adequately provided for or are covered by insurance. Therefore, the resolution of such matters is not expected to materially affect the Company's financial position or future earnings.

At December 31, 1999, $20.1 million in standby letters of credit and $197.5 million of performance guarantees issued by the Company were outstanding. These items are expected to expire and be replaced with similar items in the normal course of business.

NOTE 12--INCOME TAXES

Components of earnings and taxes consist of:

(in thousands)                                   1999         1998         1997
-------------------------------------------------------------------------------
Income before income taxes:
   U.S                                      $  89,971    $ 153,469    $  75,893
   Non-U.S                                     28,111       33,834        2,575
-------------------------------------------------------------------------------
                                            $ 118,082    $ 187,303    $  78,468
-------------------------------------------------------------------------------

Income tax expense:
   Current:
     U.S. Federal                           $  30,556    $  47,794    $  31,383
     State                                        892        5,395        1,011
     Non-U.S                                   18,287       11,893        7,498
-------------------------------------------------------------------------------
       Total current                           49,735       65,082       39,892
   Deferred                                    (8,432)     (14,272)      (8,817)
-------------------------------------------------------------------------------
       Total provision for income taxes     $  41,303    $  50,810    $  31,075
-------------------------------------------------------------------------------

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following:

(in thousands)                                              1999        1998        1997
----------------------------------------------------------------------------------------
Tax expense at statutory rate                           $ 41,329    $ 65,556    $ 27,464
Increase (decrease) resulting from:
   Equity in earnings of affiliates/minority interest       (693)       (498)       (540)
   Taxes on foreign earnings                                 880     (16,389)      7,466
   State income taxes--current                               580       3,507         657
   Purchase accounting adjustments                         6,811       3,511       3,570
   State income taxes--deferred                             (239)        621      (1,421)
   Export incentives                                      (5,496)     (4,122)     (4,776)
   Other                                                  (1,869)     (1,376)     (1,345)
----------------------------------------------------------------------------------------
     Total provision for income taxes                   $ 41,303    $ 50,810    $ 31,075
----------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below:



                                      a24

(in thousands)                                                                   1999       1998
------------------------------------------------------------------------------------------------
Deferred tax assets:
   Accounts receivable, principally due to allowance for doubtful accounts   $  5,013   $  3,625
   Inventories, including uniform capitalization                               19,981     18,359
   Compensated absences and benefits, principally
     due to accrual for financial reporting purposes                           13,222     12,294
   Contingencies, due to accrual for financial reporting purposes               8,285      7,860
   Warranty reserves, due to accrual for financial reporting purposes          24,480     23,928
   Postretirement benefits                                                     57,089     54,970
   Other                                                                       35,128     28,556
------------------------------------------------------------------------------------------------
     Total gross deferred tax assets                                          163,198    149,592
------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Plant, equipment and intangible assets due to purchase accounting
     adjustments and differences in depreciation and amortization              59,449     26,337
   Inventory, due to purchase accounting adjustments                           15,765     15,765
   Other                                                                        5,382      2,291
------------------------------------------------------------------------------------------------
     Total gross deferred tax liabilities                                      80,596     44,393
------------------------------------------------------------------------------------------------
       Net deferred tax assets                                               $ 82,602   $105,199
------------------------------------------------------------------------------------------------

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

Domestic income taxes or foreign withholding taxes have not been provided on $156 million and $124 million of undistributed earnings of foreign subsidiaries and affiliates at December 31, 1999 and 1998, respectively. These earnings are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $9.3 million and $7.3 million of deferred income taxes, consisting of foreign withholding taxes, would have been provided at December 31, 1999 and 1998, respectively. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the U.S.

NOTE 13--RESEARCH AND DEVELOPMENT

Total research and development costs charged to expense amounted to $41.0 million in 1999, $31.2 million in 1998 and $30.6 million in 1997.

NOTE 14--ACQUISITIONS AND DIVESTITURES

On June 10, 1999, the Company acquired all of the outstanding capital stock of Sabroe A/S (Sabroe), a Danish company, for $407.1 million in cash and assumed debt of $216.0 million. Sabroe is a world leader in supplying refrigeration systems and products. In connection with the acquisition and restructuring, the following were considered in the allocation of the purchase price: acquisition expenses of $7.3 million; deferred taxes of $30.4 million; non-cash write-downs of $4.4 million and other accruals of $11.8 million.

The Company is in process of executing the plan for integrating Sabroe into the York Refrigeration Group. The Sabroe portion of the plan includes closing the Retech and Norrkoping manufacturing plants in Denmark and Sweden, respectively, closing certain duplicate sales and service offices in Europe and Asia, product rationalizations and other costs related to the York Refrigeration Group restructuring. The plan also includes Sabroe workforce reductions of approximately 500 salary and wage employees, of which 230 remain at December 31, 1999. The plan is expected to be substantially complete within one year from the acquisition date. The table below details the restructuring activities discussed above.

                                   Non-cash     Established    Utilized      Remaining
(in thousands)                    Write-downs     Accruals      in 1999      Accruals
--------------------------------------------------------------------------------------
Fixed assets write-downs             $ 2,542     $    --        $    --        $    --
Inventory write-downs                  1,849          --             --             --
Severance costs                           --       9,299          3,402          5,897
Contractual obligations                   --       1,911            336          1,575
Other                                     --         632            276            356
--------------------------------------------------------------------------------------
                                     $ 4,391     $11,842        $ 4,014        $ 7,828
--------------------------------------------------------------------------------------



                                      a25

The acquisition has been accounted for under the purchase method of accounting and the Sabroe assets, liabilities and results of operations, since acquisition, have been included in the consolidated financial statements. The preliminary allocation of the purchase price and other costs as discussed above resulted in the following components of intangible assets, based on independent appraisals and other information, and related straight-line amortization periods:

(in thousands)                                     Intangible Assets                   Amortization period
----------------------------------------------------------------------------------------------------------
Unallocated excess of cost over
   net assets acquired                                 $  441,289                          30 years
Trademark and tradenames                                   35,480                          30 years
Proprietary technology and patents                          2,050                          15 years
----------------------------------------------------------------------------------------------------------
Total intangibles                                      $  478,819
----------------------------------------------------------------------------------------------------------

The following unaudited pro forma summary combines the consolidated results of operations of the Company and Sabroe as if the acquisition had occurred at the beginning of 1999 for 1999 information and at the beginning of 1998 for 1998 information. The pro forma summary includes adjustments for amortization expense as a result of unallocated excess of cost over net assets acquired and other intangible assets as presented above, interest expense on acquisition debt issued to finance the purchase, adjusted depreciation expense as a result of new fixed assets bases, and estimated income tax effect of the pro forma adjustments. The pro forma summary is for informational purposes only and may not necessarily reflect the results of operations of the Company had Sabroe operated as part of the Company for the periods presented.

Year Ended December 31,                            1999                                1998
(thousands, except per share data)      Historical    Proforma (unaudited)   Historical  Proforma (unaudited)
-------------------------------------------------------------------------------------------------------------
Net sales                            $     3,866,615   $     4,100,187   $     3,289,201   $     3,981,655
Income before cumulative
   effect of accounting change                76,779            70,339           136,493           125,487
Net income                                    75,882            69,442           136,493           125,487
Diluted earnings per share:
   Income before cumulative effect
     of accounting change            $          1.93   $          1.76   $          3.36   $          3.09
   Net income                        $          1.91   $          1.74   $          3.36   $          3.09
-------------------------------------------------------------------------------------------------------------

The Company recorded a gain of $9.6 million on the sale of Viron, the Company's performance contracting business, in the third quarter of 1999.

NOTE 15--CHARGES TO OPERATIONS

In 1999, the Company recorded charges to operations of $54.5 million in acquisition, integration, restructuring and other charges. York Refrigeration Group charges of $35.0 million, not allocated as part of the purchase price, related to acquisition, integration and restructuring cost for integrating Sabroe into the York Refrigeration business. Other Company charges of $19.5 million, not impacted by the Sabroe acquisition, related to restructuring, downsizing and other one time costs.

York Refrigeration Group charges

The York Refrigeration Group charges consist of non-cash write-downs of $8.2 million and other accruals of $8.7 million principally for the closure of the Gram manufacturing facility in Denmark, the closure of duplicate sales and service offices in Europe and Asia and workforce reductions. Of the approximately 450 salary and wage employee reductions planned, approximately 130 remain at December 31, 1999. The costs of these actions are detailed in the table below.


                                   Non-cash     Established   Utilized    Remaining
(in thousands)                    Write-downs     Accruals    in 1999      Accruals
------------------------------------------------------------------------------------
Fixed asset write-downs               $8,176      $   --        $   --        $   --
Severance costs                           --       5,260         3,834         1,426
Contractual obligations                   --       1,095           541           554
Other                                     --       2,348         2,298            50
------------------------------------------------------------------------------------
                                      $8,176      $8,703        $6,673        $2,030
------------------------------------------------------------------------------------

Additionally, the Company recorded cash expenses of $12.7 million relating to the cost and loss on a currency option to fix the price of the acquisition and $5.4 million for integration expenses consisting of employee relocation, office integration activities, product training and sign and logo changes.


                                      a26

Other Company charges

The other Company charges of $19.5 million consist of non-cash write-downs of $3.6 million and other accruals of $15.9 million. The charges relate to workforce reductions, asset write-downs, principally in Latin America and Eastern Europe due to the current economic conditions in those regions, closing costs for the ESG Airside factory in Salisbury, North Carolina, contractual obligations and other receivables. Of the approximately 530 salary and wage employees reductions planned, 7 remain at December 31, 1999. These costs are detailed in the table below.

                                    Non-cash   Established     Utilized    Remaining
(in thousands)                     Write-downs   Accruals      in 1999      Accruals
--------------------------------------------------------------------------------------
Fixed asset write-downs              $ 1,851     $    --        $    --        $    --
Receivable write-downs                 1,773          --             --             --
Severance costs                           --       8,953          4,635          4,318
Contractual obligations                   --       6,962          5,427          1,535
--------------------------------------------------------------------------------------
                                     $ 3,624     $15,915        $10,062        $ 5,853
--------------------------------------------------------------------------------------

In 1999, the Company also recorded charges in cost of goods sold of $22.4 million, primarily to write-down inventory to the lower of cost or market. Integration of the Refrigeration business, principally discontinuation of Gram product lines, resulted in $6.9 million of the inventory write-down. Deteriorating economic conditions in Latin America and Eastern Europe resulted in inventory write-downs of $3.2 million and $4.2 million, respectively. ESG operations primarily in the U.S. and Australia resulted in inventory writedowns of $1.5 million. The discontinuance of a UPG product line resulted in additional inventory write-downs of $4.6 million and warranty charges of $2.0 million. The related liability for warranty charges represents the Company's estimate of future costs based on a range of possible outcomes. Additional charges to operations in future periods may be required if actual costs incurred exceed amounts recorded at December 31, 1999.

During 1997, the Company recorded charges of $75.5 million. The charges related to the closing of the Houston manufacturing facility, the downsizing of German operations and profit improvement initiatives, including closing and streamlining certain operations and rationalization of global distribution and products throughout the world. At December 31, 1999, accrual balances of $3.6 million remain relating primarily to product warranty and lease obligations.

NOTE 16--GRANTLEY ACCIDENT

On February 2, 1998, the Company incurred damage to its Grantley manufacturing facility in York, PA, when tanks used for testing ruptured. The accident caused substantial damage to facilities used in steel cutting and rolling operations and heat exchanger production. The Company's rebuilding operations were substantially completed during the second quarter of 1999, fully restoring its production capacity.

The Company maintains insurance for both property damage and business interruption applicable to its production facilities, including Grantley. The applicable coverage provides for deductibles of $25,000 for property damage and $25,000 for business interruption.

Pursuant to generally accepted accounting principles, the costs of reconstructing and replacing property damaged or destroyed in the accident are recorded in the applicable property accounts, and the difference between the net book value of the assets damaged or destroyed and the related insurance recovery will be included in profit and loss upon settlement. During 1999 and 1998, the Company recorded credits to cost of goods sold of $6.0 million and $25.5 million, respectively, reflecting insurance coverage for certain incremental expenses and losses included in cost of goods sold as a result of the accident. These amounts represent only a portion of the Company's estimate of the total costs and expenses resulting from the accident which is included in the Company's claim under business interruption coverage.

During 1999 and 1998, the Company received advanced payments of $6.2 million and $19.4 million, respectively, from the insurance company representing partial payments under the property damage coverage. During 1999 and 1998, the Company received advanced payments of $21.3 million and $10.0 million, respectively, from the insurance company representing partial payments under the business interruption coverage. The Company and the insurance company have settled on a portion of the claim under the property damage coverage, but have not agreed on any settlement under the remaining property damage or business interruption coverage.

NOTE 17--SEGMENT INFORMATION

In 1997, the Company reorganized its geographically focused operations into three global business groups. These three global business groups operate in the Heating, Ventilating, Air Conditioning and Refrigeration industry (HVAC&R) and are segmented as the Unitary Products Group, Engineered Systems Group and York Refrigeration Group.

The Company's Unitary Products Group (UPG) consists of heating and air conditioning solutions for buildings ranging from private homes and apartments to small commercial buildings. Unitary products include ducted central air conditioning and heating systems (air conditioners, heat pumps and furnaces), ductless mini-splits, and light commercial heating and cooling equipment. Bristol



                                      a27

Compressors, included with UPG, manufactures reciprocating and scroll compressors for original equipment manufacturers and for sale by wholesale distributors.

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

The Company's York Refrigeration Group (YRG) consists of screw and reciprocating compressors, condensers, evaporators, heat exchangers, process refrigeration systems, hygienic air distribution systems, gas compression systems, automated plant control systems, refrigeration contracting, maintenance and service.

The following table represents the Company's operating results by segment:

(in thousands)                                                                 1999           1998           1997
-----------------------------------------------------------------------------------------------------------------
Net sales:
   Unitary Products Group:
     Bristol Compressors                                                $   579,686    $   529,809    $   504,024
     Residential and light commercial products                            1,098,514      1,055,627        964,648
     Intragroup compressor sales                                           (108,721)      (103,676)       (76,294)
                                                                        -----------    -----------    -----------
                                                                          1,569,479      1,481,760      1,392,378
   Engineered Systems Group                                               1,460,736      1,408,091      1,396,436
   York Refrigeration Group                                                 883,609        447,499        447,093
   Eliminations (1)                                                         (47,209)       (48,149)       (42,250)
-----------------------------------------------------------------------------------------------------------------
                                                                        $ 3,866,615    $ 3,289,201    $ 3,193,657
-----------------------------------------------------------------------------------------------------------------

   (1) Eliminations include the following intersegment sales:
   Unitary Products Group                                               $    13,330    $    10,936    $    12,609
   Engineered Systems Group                                                  12,802         12,710          7,236
   York Refrigeration Group                                                  21,077         24,503         22,405
-----------------------------------------------------------------------------------------------------------------
   Eliminations (1)                                                     $    47,209    $    48,149    $    42,250
-----------------------------------------------------------------------------------------------------------------

Income from operations:
   Unitary Products Group:
     Bristol Compressors                                                $    58,990    $    53,152    $    44,860
     Residential and light commercial products                               97,247         87,330         57,864
                                                                        -----------    -----------    -----------
                                                                            156,237        140,482        102,724
   Engineered Systems Group                                                 114,689        125,170        118,278
   York Refrigeration Group                                                  44,527         27,420         22,734
   Eliminations, general corporate expenses
     and other non-allocated items                                         (151,508)       (64,368)      (129,734)
-----------------------------------------------------------------------------------------------------------------
                                                                        $   163,945    $   228,704    $   114,002
-----------------------------------------------------------------------------------------------------------------

Equity in (earnings) losses of affiliates:
   Unitary Products Group:
     Bristol Compressors                                                $    (2,640)   $       785    $    (5,732)
     Residential and light commercial products                                 (867)           318          1,792
                                                                        -----------    -----------    -----------
                                                                             (3,507)         1,103         (3,940)
   Engineered Systems Group                                                  (1,769)        (1,260)        (1,402)
   York Refrigeration Group                                                    (384)            31             --
-----------------------------------------------------------------------------------------------------------------
                                                                        $    (5,660)   $      (126)   $    (5,342)
-----------------------------------------------------------------------------------------------------------------

Gain on sale of business                                                $    (9,627)   $        --    $        --
Interest expense, net                                                        61,150         41,527         40,876
-----------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of accounting change   $   118,082    $   187,303    $    78,468
Provision for income taxes                                                   41,303         50,810         31,075
-----------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                    $    76,779    $   136,493    $    47,393
-----------------------------------------------------------------------------------------------------------------



                                      a28

(in thousands)                                                           1999           1998           1997
-----------------------------------------------------------------------------------------------------------
                                   (continued)
Total assets:
   Unitary Products Group:
     Bristol Compressors                                          $   217,792    $   207,624    $   201,863
     Residential and light commercial products                        569,223        511,669        488,105
     Eliminations and other non-allocated assets                      (14,267)       (14,225)        (7,370)
                                                                  -----------    -----------    -----------
                                                                      772,748        705,068        682,598
   Engineered Systems Group                                           714,212        713,943        703,498
   York Refrigeration Group                                           669,317        272,039        237,179
   Eliminations and other non-allocated assets                        718,262        415,488        373,023
-----------------------------------------------------------------------------------------------------------
                                                                  $ 2,874,539    $ 2,106,538    $ 1,996,298
-----------------------------------------------------------------------------------------------------------


Depreciation and amortization of property, plant and equipment:
   Unitary Products Group:
     Bristol Compressors                                          $    10,536    $    10,003    $     9,357
     Residential and light commercial products                         16,192         16,539         14,006
                                                                  -----------    -----------    -----------
                                                                       26,728         26,542         23,363
   Engineered Systems Group                                            18,299         16,871         15,679
   York Refrigeration Group                                            15,162          9,502          9,351
   Other non-allocated depreciation and amortization                    3,982          4,870          4,383
-----------------------------------------------------------------------------------------------------------
                                                                  $    64,171    $    57,785    $    52,776
-----------------------------------------------------------------------------------------------------------

Capital expenditures:
   Unitary Products Group:
     Bristol Compressors                                          $    15,698    $    11,436    $    11,558
     Residential and light commercial products                         19,266         13,088         13,963
                                                                  -----------    -----------    -----------
                                                                       34,964         24,524         25,521
   Engineered Systems Group                                            37,074         28,257         23,413
   Refrigeration Products Group                                        17,949          9,001         15,095
   Other non-allocated capital expenditures                            14,078          2,856          2,825
-----------------------------------------------------------------------------------------------------------
                                                                  $   104,065    $    64,638    $    66,854
-----------------------------------------------------------------------------------------------------------

Other non-allocated costs for management reporting include goodwill amortization, certain pension costs, Olympic sponsorship costs, integration costs, restructuring costs, other corporate costs, interest and income taxes. Non-allocated assets primarily consist of prepaid pension expenses, deferred tax assets, goodwill, LIFO inventory reserves, and other corporate assets. For management reporting, intersegment sales are recorded on a cost-plus basis and are recorded at cost by the buying segment. Business unit management performance is based on earnings before interest and taxes adjusted by a charge for capital and, to a lesser extent, earnings per share.

The Company's sales are 52% to the United States and 48% to non-U.S. countries in 1999 and 58% to the United States and 42% to non-U.S. countries for 1998 and 1997. No single non-U.S. country or single customer accounts for greater than 10% of the Company's sales. Information related to United States and non-U.S. sales to outside customers, based on the location of the assets generating the sales, is as follows:

(in thousands)                                     1999             1998            1997
--------------------------------------------------------------------------------------------
Net sales:
   United States                             $2,309,364       $2,200,137      $2,155,174
   Other                                      1,557,251        1,089,064       1,038,483
--------------------------------------------------------------------------------------------
                                             $3,866,615       $3,289,201      $3,193,657
--------------------------------------------------------------------------------------------

Included in United States sales are export sales of $307.0 million in 1999, $301.5 million in 1998 and $316.3 million in 1997.


                                      a29

The location of the Company's net property, plant and equipment is as follows:

                                                     1999             1998            1997
----------------------------------------------------------------------------------------------
Net property, plant and equipment:
   United States                                      53%              76%             78%
   Denmark                                            23%               4%              4%
   Other                                              24%              20%             18%
----------------------------------------------------------------------------------------------
                                                     100%             100%            100%
----------------------------------------------------------------------------------------------

At December 31, 1999, Denmark was the only non-U.S. country with greater than 10% of the Company's consolidated net property, plant and equipment. No single non-U.S. country had greater than 10% of the Company's consolidated net property, plant and equipment at December 31, 1998 or 1997.

NOTE 18--STOCKHOLDERS' EQUITY

The 1992 Employee Stock Purchase Plan authorizes the allocation of 1,500,000 shares of common stock for the Plan. An additional 500,000 shares were authorized in February 1999. The purchase price of the shares under the Purchase Plan is 85% of the lower of the fair market value of shares at the beginning of the period or end of the period. No compensation expense is recorded in connection with the Plan. In 1999, 1998 and 1997, there were 205,980 shares, 225,861 shares and 165,169 shares, respectively, purchased by employees at a price of $23.32 per share, $33.63 per share and $33.63 per share, respectively.

During May 1997 and February 1999, amendments to the 1992 Omnibus Stock Plan were approved. The amended and restated 1992 Omnibus Stock Plan authorizes the issuance of up to 7,880,000 shares of the Company's common stock under stock option or restricted share awards, of which up to 3% of the total outstanding shares are available for restricted share awards. The exercise price of stock options granted under the Plan is equal to the fair market value of the shares on the date the option is granted. The restricted shares are granted at a price determined by the Board of Directors. In 1999, 1998 and 1997 under the 1992 Omnibus Stock Plan, key employees were awarded 23,500, 32,000 and 40,000 shares, respectively, of restricted common stock generally vesting over four years. Accordingly, unearned compensation of $0.9 million, $1.1 million and $2.0 million was recorded as a charge to equity in 1999, 1998 and 1997, respectively, which is being amortized over the vesting period.

Changes in the number of shares under the stock option plan are as follows:

                                             1999                                1998                            1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                Weighted Average                   Weighted Average                Weighted Average
                                  Shares          Exercise Price       Shares       Exercise Price       Shares     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, January 1,           3,097,222         $42.97           2,776,367          $42.50           2,365,859    $39.97
   Granted                        3,303,924          29.41             797,415           43.11             829,143     45.43
   Exercised                       (216,662)         41.36            (300,625)          39.05            (306,993)    30.24
   Canceled                        (358,063)         41.32            (175,935)          42.87            (111,642)    44.36

Outstanding, December 31,         5,826,421          35.64           3,097,222           42.97           2,776,367     42.50

Exercisable, December 31,         3,049,766         $42.05           2,289,257          $42.91           1,952,454    $41.30

Available, December 31,             755,794                            222,405                             884,175
----------------------------------------------------------------------------------------------------------------------------------

The exercise price of options outstanding and those exercised is $31.75 to $33.75 per share for 1992 grants, $34.25 to $40.00 per share for 1993 grants, $35.75 to $39.00 per share for 1994 grants, $38.25 to $46.00 per share for 1995 grants, $46.00 to $54.88 per share for 1996 grants, $44.63 to $49.63 per share for 1997 grants, $33.13 to $49.50 per share for 1998 grants and $22.94 to $42.50 for 1999 grants. The weighted average remaining contractual life for options outstanding at December 31, 1999 is 8.11 years.

In 1997 and 1999, the Board of Directors authorized the Company to purchase up to 6.0 million and 2.5 million shares, respectively, of its Common Stock over four years to fund the Company's Employee Stock Purchase Plan and the Amended and Restated 1992 Omnibus Stock Plan. The stock purchases will be made from time to time on the open market. Under the program, 2.0 million, 1.1 million and 3.4 million shares were repurchased on the open market in 1999, 1998 and 1997, respectively. In addition, in the first quarter of 2000, the Company repurchased approximately 300,000 shares.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Company's other stock option and employee stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.


                                      a30

(in thousands, except per share data)                   1999         1998          1997
-------------------------------------------------------------------------------------------
Net earnings--as reported                             $75,882     $136,493       $47,393
Net earnings--pro forma                                65,462      126,241        38,471
Diluted earnings per share--as reported                  1.91         3.36          1.10
Diluted earnings per share--pro forma                    1.64         3.11          0.89
-------------------------------------------------------------------------------------------

The per share weighted average fair value of the options granted during 1999, 1998, and 1997 is estimated as $10.47, $16.66 and $18.04, respectively, on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions based on the date of grant are as follows: dividend yield of 2.1%, 1.1% and 1.0% in 1999, 1998 and 1997, respectively; volatility of 31.4%, 27.5%
and 27.2% in 1999, 1998 and 1997, respectively; risk-free interest rate of 5.5%, 5.7% and 6.6% in 1999, 1998 and 1997, respectively, and an expected life of 7.6 years, 7.7 years and 7.0 years in 1999, 1998 and 1997, respectively.

Pro forma net income reflects only options granted after 1994. Therefore, the full impact of calculating compensation costs for stock options granted prior to January 1, 1995 is not reflected in the pro forma net income amounts presented above because compensation cost for options granted prior to January 1, 1995 is not considered. Because the determination of fair value of all options granted includes variable factors, including volatility, and because additional option grants are expected to be made each year, the above proforma disclosures are not representative of proforma effects on reported net income for future years.

NOTE 19--EARNINGS PER SHARE RECONCILIATION OF SHARES OUTSTANDING

Net income as set forth in the statements of operations is used in the computation of basic and diluted earnings per share information. Reconciliations of shares used in the computations of earnings per share are as follows:

(in thousands)                                                   1999         1998          1997
----------------------------------------------------------------------------------------------------
Weighted average common shares outstanding used
   in the computation of basic earnings per share              39,637       40,402        42,550
Effect of dilutive securities:
   Non-vested restricted shares                                    61          132           167
   Stock options                                                  134           88           323
----------------------------------------------------------------------------------------------------
Weighted average common shares and equivalents used
   in the computation of diluted earnings per share            39,832       40,622        43,040
----------------------------------------------------------------------------------------------------


                                      a31

                    Summary of Quarterly Results (unaudited)


(in thousands, except per share data)                First Quarter         Second Quarter         Third Quarter       Fourth Quarter
------------------------------------------------------------------------------------------------------------------------------------
1999
    Net sales                                           $  782,757            $1,012,064            $  970,360            $1,101,434
    Gross profit                                           165,581               231,415               189,072               226,896
    Net income                                              17,377                40,452                 3,776                14,277
    Earnings per share:
       Basic                                                   .44                  1.02                   .09                   .37
       Diluted                                                 .44                  1.01                   .09                   .36
1998
    Net sales                                           $  741,988            $  888,481            $  810,355            $  848,377
    Gross profit                                           157,032               194,839               183,781               187,284
    Net income                                              14,664                42,307                47,254                32,268
    Earnings per share:
       Basic                                                   .36                  1.04                  1.17                   .81
       Diluted                                                 .36                  1.03                  1.16                   .81
------------------------------------------------------------------------------------------------------------------------------------



                        Trading and Dividend Information


                                                                      Dividends
                                                  High         Low     Declared
--------------------------------------------------------------------------------
1999
   Fourth quarter                             $28 1/4       $21           $.15
   Third quarter                               47 1/2        35 1/4        .15
   Second quarter                              43 3/8        34 3/8        .15
   First quarter                               41 5/8        33 5/8        .15

1998
   Fourth quarter                             $43 9/16      $27 1/2       $.12
   Third quarter                               46 11/16      31 5/8        .12
   Second quarter                              52 3/4        40 3/4        .12
   First quarter                               46 1/2        34 3/8        .12
--------------------------------------------------------------------------------



                                      a32

             Investor and Stockholder Information and Corporate Data

INVESTOR AND STOCKHOLDER INFORMATION

Stockholder Inquiries

Questions concerning your account, dividend payments, address changes, consolidation of duplicate accounts, lost certificates and related matters should be addressed to York International Corporation's transfer agent:

   Chase Mellon Shareholder Services, L.L.C.
   P.O. Box 3315
   South Hackensack, NJ 07606-1915
   1-800-851-9677
   http://www.chasemellon.com

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

   Investor Relations Department
   York International Corporation
   P.O. Box 1592-364F
   York, PA 17405-1592
   Telephone: (717) 771-7409
   Fax: (717) 771-7381

About York's Shareholders

At year-end, the Company had approximately 5,000 registered shareholders. Approximately 10% of the Company shares were held by individual investors. The Company shares were also held by about 150 institutions. At year-end, there were approximately 3,500 employee shareholders participating in the York International Employee Stock Purchase Plan, for an estimated 19% enrollment of eligible employees.

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

You can also request these publications by writing:

   Investor Relations
   York International Corporation
   P.O. Box 1592-364F
   York, PA 17405-1592
   Fax: (717) 771-7381
   E-mail: investor@York.com

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

Stock Trading Symbol
YRK


                                      a33

                               Board of Directors


GERALD C. MCDONOUGH
Private Business Consultant
Retired Chairman and Chief Executive Officer of Leaseway Holdings, Inc. Chairman of the Board and member of the Finance, and Nominating and Governance Committees

MALCOLM W. GAMBILL
Retired Chairman and Chief Executive Officer of Harsco Corporation
Member of the Audit, Compensation, Executive, and Nominating and Governance Committees

ROBERT F. B. LOGAN
Retired Chairman and Chief Executive Officer of Banc One Arizona Corporation Member of the Audit, Compensation, and Finance Committees

DONALD M. ROBERTS
Retired Vice Chairman and Treasurer of United States Trust Company of New York and its parent, U.S. Trust Corporation
Chairman of the Audit Committee and member of the Executive, and Nominating and Governance Committees

MICHAEL R. YOUNG
President and Chief Executive Officer

JOHN R. TUCKER
Former Chief Executive Officer and President

JAMES A. URRY
Vice President of Citicorp Venture
Capital, Ltd.
Member of the Audit, Compensation, and Executive  Committees

JOHN E. WELSH, III
Vice Chairman of Mobile Telecommunications Technologies Corporation Chairman of the Finance Committee and member of the Executive Committee

WALTER B. WRISTON
Private Business Consultant
Retired Chairman and Chief Executive Officer of Citicorp
Chairman of the Compensation and Executive Committees



                                    Officers


MICHAEL R. YOUNG
President and Chief Executive Officer

OLE ANDERSEN
Vice President and President of Refrigeration Products Group

JAMES F. DAMIANI
Vice President and President of Unitary Products Group

WAYNE J. KENNEDY
Vice President and President of Bristol Compressors

PETER C. SPELLAR
Vice President and President of Engineered Systems Group

DALE L. BENNETT
Vice President, Human Resources

CHARLES F. CARGILE
Vice President, Finance and Corporate Development

JANE G. DAVIS
Vice President, Secretary and General Counsel

HELEN S. MARSTELLER
Vice President, Investor Relations

C. DAVID MYERS
Vice President and Chief Financial Officer

JAMES P. CORCORAN
Treasurer

DAVID R. HECK
Controller


The trademarks AIR PRO; BRISTOL; FRASER-JOHNSTON; GUARDIAN; LUXAIRE; ACUAIR; FRICK; FRIGIDCOIL; IMECO; NORTHFIELD; RECO and YORK are registered in the United States Patent and Trademark Office by York International Corporation or its affiliates. SABROE; NOVENCO; RETECH; GRAM REFRIGERATION; RECOLD; AND RITE COIL are trademarks of York International Corporation or its affiliates.


                                      a34