Form 10-K, Exhibit 13
period 2000-12-31
YORK INTERNATIONAL CORP /DE/
filed 2001-03-30
CIK 842662

                                                                      EXHIBIT 13











                         YORK INTERNATIONAL CORPORATION

                           ANNUAL FINANCIAL STATEMENTS
                            AND REVIEW OF OPERATIONS

                                      2000

                                    CONTENTS

DESCRIPTION OF BUSINESS                                                       1

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA                                  2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS                                      3

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS                                  10

INDEPENDENT AUDITORS' REPORT                                                 10

CONSOLIDATED FINANCIAL STATEMENTS                                            11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   15

SUMMARY OF QUARTERLY RESULTS                                                 32

TRADING AND DIVIDEND INFORMATION                                             32

                             DESCRIPTION OF BUSINESS

York International Corporation (the Company) is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) products. The Company believes it is the third largest manufacturer and marketer of such products in the United States and one of the leading companies in the HVAC&R industry internationally. The Company's air conditioning systems range from a one ton* unit for a small residence to the 59,000 ton system installed in the New York World Trade Center. In 2000, the Company's products were sold in over 125 countries through over 1,000 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Cape Canaveral, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Convention and Exhibition Centre and the Lantau Airport Railway in Hong Kong.

The Company was founded in 1874 in York, Pennsylvania. From 1956 until 1986, the Company was a part of Borg-Warner Corporation (Borg-Warner). In 1986, it was spun off to Borg-Warner shareholders and became an independent, publicly held company. In 1988, the Company was purchased in a leveraged buyout by a corporation organized by affiliates of Citicorp Investments, Inc. (CII) and two investors. In October 1991, the Company completed an initial public offering of its common stock, and in 1992, CII and the other non-management investors sold their remaining shares in a public offering. In 1999, the Company expanded its refrigeration business by acquiring all of the outstanding capital stock of Sabroe A/S, a Danish company. The acquisition established the York Refrigeration Group as the world leader in supplying industrial refrigeration systems and products.

Headquartered in York, Pennsylvania, the Company has manufacturing facilities in 12 states and 13 foreign countries. As of December 31, 2000, the Company employed approximately 24,600 people worldwide.

Unless the context otherwise requires, the terms "Company" and "York" refer to the Company and its consolidated subsidiaries. The Company's principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and its telephone number is (717) 771-7890.

PRODUCTS AND MARKETS

All of the Company's products are in the heating, ventilating, air conditioning and refrigeration (HVAC&R) industry, and the Company operates solely in this industry. Within HVAC&R, the Company's products fall into four general categories. Engineered Systems produces heating, air conditioning and thermal storage equipment designed for commercial applications in retail stores, office buildings, shopping malls, manufacturing facilities, hospitals, universities, airports and marine vessels. York Refrigeration produces commercial and industrial refrigeration applications and gas compression equipment, designed for the food, beverage, chemical and petrochemical processing industries as well as marine applications. Unitary Products produces heating and air conditioning solutions designed for use in residential and light commercial applications. Bristol Compressors manufactures reciprocating and scroll compressors for original equipment manufacturers and for sale by wholesale distributors. The Company's engineered systems products and refrigeration and gas compression equipment are designed specifically for the customer's needs and applications.

* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except per share data and Other Information)        2000          1999           1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
Statements of Operations Data:
   Net sales                                                   $ 3,897,403   $ 3,877,029    $ 3,300,015   $ 3,193,657   $ 3,218,534
   Gross profit                                                    825,949       787,628        699,097       636,226       685,857
   Acquisition, integration, restructuring and
     other charges (a)                                              49,679        54,532           --            --            --
   Income from operations                                          169,286       163,945        228,704       114,002       238,384
   Interest expense, net                                            81,587        61,150         41,527        40,876        34,544
   Gain on divestitures                                             26,902         9,627           --            --            --
   Income before income taxes and cumulative
     effect of accounting change                                   120,969       118,082        187,303        78,468       204,463
   Provision for income taxes                                       14,362        41,303         50,810        31,075        56,554
   Income before cumulative effect of
     accounting change                                             106,607        76,779        136,493        47,393       147,909

   Net income                                                      106,607        75,882        136,493        47,393       147,909

   Basic earnings per share:
     Income before cumulative effect
       of accounting change                                           2.80          1.93           3.38          1.11          3.43
     Accounting change                                                --            (.02)          --            --            --
     Net income                                                       2.80          1.91           3.38          1.11          3.43
   Diluted earnings per share:
     Income before cumulative effect
       of accounting change                                           2.78          1.93           3.36          1.10          3.37
     Accounting change                                                --            (.02)          --            --            --
     Net income                                                       2.78          1.91           3.36          1.10          3.37

   Cash dividends per share                                           0.60          0.60           0.48          0.48          0.36
   Weighted average common shares and
     common equivalents outstanding:
       Basic                                                        38,107        39,637         40,402        42,550        43,136
       Diluted                                                      38,281        39,832         40,622        43,040        43,950

   Capital expenditures                                        $    93,971   $   104,065    $    64,638   $    66,854   $    73,576
   Depreciation and amortization of property, plant and
     equipment                                                      63,115        64,171         57,785        52,776        48,581
   Amortization of deferred charges and unallocated
     excess of cost over net assets acquired                        28,443        24,119         17,059        15,978        18,410

Balance Sheet Data:
   Working capital                                             $   539,801   $   485,234    $   521,054   $   535,123   $   524,143
   Total assets                                                  2,774,211     2,874,539      2,106,538     1,996,298     2,074,771
   Long-term debt                                                  831,354       854,494        362,724       452,344       313,641
   Stockholders' equity                                            748,976       731,930        730,799       646,285       780,377

Other Information:
   Employees                                                        24,600        25,000         20,600        20,300        20,100
   Backlog (in thousands)                                      $ 1,018,464   $ 1,065,096    $   879,473   $   834,466   $   845,076
   Total debt as a percent of total capital                           54.5%         56.7%          36.2%         44.7%         36.2%
   Current ratio                                                      1.59          1.48           1.66          1.78          1.68
   Book value per share                                        $     19.52   $     19.08    $     18.27   $     15.91   $     17.89
-----------------------------------------------------------------------------------------------------------------------------------

(a) In 2000 and 1999, the Company recorded charges to operations for restructuring and other Company cost reduction initiatives, and for acquisition, integration and restructuring activities related to the 1999 Sabroe acquisition. See notes 14 and 15 to the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table sets forth sales by product group and geographic market:

NET SALES

(in thousands)                       2000             1999             1998
                                 -----------      -----------      -----------
Engineered Systems Group         $ 1,541,664      $ 1,447,461      $ 1,396,799
York Refrigeration Group           1,018,179          918,059          476,804
Unitary Products Group             1,011,405        1,115,664        1,072,045
Bristol Compressors                  525,716          581,836          531,764
Eliminations                        (199,561)        (185,991)        (177,397)
                                 -----------      -----------      -----------
   Net Sales                     $ 3,897,403      $ 3,877,029      $ 3,300,015
                                 -----------      -----------      -----------

U.S.                                      48%              52%              58%
International                             52%              48%              42%
                                 -----------      -----------      -----------
   Total                                 100%             100%             100%
                                 -----------      -----------      -----------

RESULTS OF OPERATIONS 2000 AS COMPARED WITH 1999

Sales for the year ended December 31, 2000 increased 0.5% to $3,897.4 million from $3,877.0 million for 1999. (See table above which shows sales by business segment and geographic market, and note 17 to the consolidated financial statements for additional information). Order backlog at December 31, 2000 was $1,018.5 million compared to $1,065.1 million as of December 31, 1999.

Engineered Systems Group (ESG) sales increased 6.5% to $1,541.7 million, primarily due to increased volume in the global service business, strength in the North America equipment business and the successful introduction of new products. These increases were offset somewhat by the impact of negative currency translation and the impact of the 1999 sale of Viron. Excluding the negative currency translation impacts and the Viron divestiture, sales increased 14.5% over 1999.

York Refrigeration Group (YRG) sales increased 10.9% to $1,018.2 million. The increase was primarily due to the full year inclusion of the Sabroe acquisition, partially offset by the impact of negative currency translation and the divestiture of Northfield Freezing Systems (Northfield). Excluding the negative currency translation impacts and the Northfield divestiture, sales increased 36.3% over 1999.

Unitary Products Group (UPG) sales decreased 9.3% to $1,011.4 million as a result of a decline in the domestic unitary market, weakness in the manufactured housing business and the impact of higher than normal levels of inventory in the distribution channels.

Bristol Compressors (Bristol) sales decreased 9.6% to $525.7 million due primarily to a reduction in room air conditioner compressor sales and a weaker domestic unitary market.

From a geographic perspective, domestic sales decreased 6.1% to $1,890.0 million and international sales increased 7.7% to $2,007.4 million.

In 2000, the Company settled an insurance claim relating to the Grantley accident and recorded a $9.1 million credit to cost of goods sold. This credit was partially offset by an unrelated settlement of $2.8 million due to a claim from a 1991 project. Additionally in 2000, the Company recorded charges in cost of goods sold of $4.5 million, relating to inventory write-downs and warranty accruals as part of the 2000 cost reduction program.

In 2000, gross profit, excluding all of the items discussed above and $0.5 million of operating costs related to the cost reduction actions, increased 1.8% to $824.6 million (21.2% of sales) from $810.0 million (20.9% of sales), exclusive of charges, in 1999. The gross profit improvement was due to the inclusion of the Sabroe acquisition for the full year, YRG integration synergies, better margins on YRG contracts, the higher margin ESG service business and improved factory performance in ESG. These improvements were partially offset by the impact of the domestic unitary and room air conditioner compressor sales volume reductions.

Selling, general and administrative expense (SG&A), exclusive of $6.7 million of executive severance costs and $0.6 million related to current year cost reduction actions, increased 5.4% to $599.6 million (15.4% of sales) in 2000 from $569.2 million

(14.7% of sales) in 1999. The increase was due to the inclusion of the Sabroe acquisition and the related amortization of intangibles for the full year and investment in product development and information technology.

In September 2000, the Company announced initiation of a cost reduction process designed to result in savings of $25 to $30 million in 2001, and continuing annual savings of $50 to $60 million thereafter. Total pre-tax charges to implement the cost reduction program are estimated to approximate $120 million through the second quarter of 2001, of which $70 million requires cash payments. In 2000, the Company recorded charges to operations of $52.6 million related to these cost reduction actions, including the $4.5 million charged to cost of goods sold as discussed above. These actions include plant closures and divestitures, product line and facility rationalizations, selling, general and administrative expense reductions and other one time costs. The charges included $36.0 million in write-downs of various assets and $16.6 million in accruals for severance and other costs. The Company also recorded expenses of $1.6 million for York Refrigeration Group acquisition and integration activities.

Income from operations in 2000 increased to $169.3 million (4.3% of sales) from $163.9 million (4.2% of sales) in 1999.

Equity in earnings of affiliates was $6.4 million in 2000 as compared to $5.7 million in 1999. The improvement was primarily the result of improved performance in the Clima Roca unitary operation in Spain.

In 2000, earnings before interest and taxes (EBIT) increased 3.6% to $175.7 million compared to $169.6 million in 1999. Excluding the charges discussed above and restructuring and integration charges in 1999, EBIT decreased 6.2% to $231.4 million compared to $246.5 million in 1999. Negative currency translation impacted EBIT by $11.8 million in 2000. The discussion below of each business unit's EBIT excludes all charges discussed above.

Engineered Systems Group EBIT increased 7.3% to $123.3 million (8.0% of sales) primarily due to increased volume in the higher margin global service business, strength in the North America equipment business, the successful introduction of new products and improved factory performance. These increases were offset somewhat by the impact of negative currency translation and the impact of the sale of Viron. Excluding the negative currency translation impact and the Viron divestiture, EBIT increased 13.5% over 1999.

York Refrigeration Group EBIT increased 57.3% to $71.9 million (7.1% of sales) due to including the full year of Sabroe earnings, integration synergies and higher contracting margins offset by the Northfield sale. Excluding the negative currency translation impact and the Northfield divestiture, EBIT increased 114.0% over 1999.

Unitary Products Group EBIT decreased 37.9% to $64.3 million (6.4% of sales) as a result of lower volume, increased investment in product development and marketing and lower margins in international unitary markets.

Bristol Compressors EBIT decreased 22.4% to $47.8 million (9.1% of sales) as a result of lower volume and lower levels of production in the second half of 2000 as a result of the slow-down in the domestic unitary market.

In 2000, net interest expense increased 33.4% to $81.6 million due to the full year impact of borrowings related to the Sabroe acquisition and higher average rates.

In 2000, the Company recorded a gain on divestitures of $26.9 million, primarily relating to the sale of Northfield.

Provision for income taxes of $14.4 million for 2000 related to both U.S. and non-U.S. operations. The effective tax rate was 11.9% for 2000 compared to 35.0% for 1999. The lower effective tax rate arose primarily from the recognition of certain deferred tax benefits resulting from tax planning activities and the recognition of tax benefits from foreign net operating loss carryforwards. These benefits were partially offset by the tax effect of the gain on divestitures. The tax rate from normal operations was 31.0% in 2000.

Net income, as a result of the above factors, was $106.6 million in 2000 as compared to $75.9 million in 1999.

RESULTS OF OPERATIONS 1999 AS COMPARED WITH 1998

Sales for the year ended December 31, 1999 increased 17.5% to $3,877.0 million from $3,300.0 million for 1998. Sales levels increased for all business groups. Order backlog at December 31,1999 was $1,065.1 million compared to $879.5 million as of December 31, 1998.

Engineered Systems Group sales increased 3.6% to $1,447.5 million, primarily due to increased volume in domestic aftermarket service and chiller equipment sales. The increases were offset somewhat by lower airside equipment volume and the impact of the sale of Viron.

York Refrigeration Group sales increased 92.5% to $918.1 million. The increase was due to the acquisition of Sabroe, which added approximately $445 million of sales to the York Refrigeration total. Excluding the impact of Sabroe, Refrigeration sales decreased in Europe and Asia primarily due to lower capital investments by petrochemical companies.

Unitary Products Group sales increased 4.1% to $1,115.7 million due to sales increases in North America, including a preseason sales incentive program, Europe and the Middle East, which were offset by lower equipment volume in Latin America.

Bristol Compressors sales increased 9.4% to $581.8 million due to increased market penetration and improvements in the unitary market.

From a geographic perspective, domestic sales increased 5.4% to $2,012.8 million and international sales increased 34.1% to $1,864.2 million.

In 1999, the Company recorded charges in cost of goods sold of $22.4 million, primarily to write-down inventory to the lower of cost or market. The write-down related to the discontinuance of a Refrigeration and a UPG product line, deteriorating economic conditions in Latin America and Eastern Europe, and ESG operations in the U.S. and Australia.

In 1999, gross profit increased 12.7% to $787.6 million (20.3% of sales) from $699.1 million (21.2% of sales) in 1998. The gross profit dollar improvement was due to the inclusion of Sabroe for seven months, the higher margin ESG service business and improved factory performance and cost reductions in UPG. Excluding the charges identified in the preceding paragraph, gross profit as a percentage of sales decreased from 21.2% in 1998 to 20.9% in 1999. The decrease resulted primarily from ESG airside factory inefficiencies and overall weakness in the airside business and in Latin America. During 1999, the Company recorded $6.0 million of credits to cost of goods sold for expected recovery from business interruption insurance relating to the Grantley accident. Similar credits totaled $25.5 million in 1998.

Selling, general and administrative expense increased 21.0% to $569.2 million (14.7% of sales) in 1999 from $470.4 million (14.3% of sales) in 1998. The increase in amount was due to the acquisition of Sabroe and selective investments, primarily in the first half of the year, in engineering, product development and information technology.

In 1999, the Company recorded charges to operations of $54.5 million, of which $35.0 million related to the acquisition and integration of Sabroe into the York Refrigeration business and $19.5 million related to restructuring and downsizing other Company operations not impacted by the Sabroe acquisition. Refrigeration related charges resulted from the cost and loss of an acquisition related currency option and the closure of the Gram manufacturing facility and duplicate sales and service offices in Europe and Asia. Other charges included accruals for contractual obligations and workforce reductions, closing costs for a ESG factory in North Carolina, and asset write-downs (principally in Latin America and Eastern Europe).

Income from operations in 1999 decreased to $163.9 million (4.2% of sales) from $228.7 million (6.9% of sales) in 1998.

Equity in earnings of affiliates was $5.7 million in 1999 as compared to $0.1 million in 1998. The improvement was primarily the result of improved performance in the Bristol Scroll Technologies compressor operation.

EBIT decreased to $169.6 million (4.4% of sales) from $228.8 million (6.9% of sales) in 1998. The discussion below of each business units' EBIT excludes all charges discussed above.

Engineered Systems Group EBIT decreased 7.5% to $114.9 million (7.9% of sales) due to poor performance in the airside business and weakness in Latin America. These weaknesses were partially offset by strong year-over-year performance in aftermarket service operations, success in certain new product introductions and continued strength in Asia.

York Refrigeration Group EBIT increased 60.4% to $45.7 million (5.0% of sales) due to including seven months of Sabroe earnings. Excluding Sabroe, refrigeration earnings were significantly lower on a year-over-year basis due to factory inefficiencies and overall reduced capital spending by petrochemical companies.

Unitary Products Group EBIT increased 9.5% to $103.5 million (9.3% of sales) due to improved plant performance on higher volume, cost reduction efforts and strong mini-split product exports from Thailand which offset weakness in Latin America performance.

Bristol Compressors EBIT increased 17.7% to $61.6 million (10.6% of sales) due to higher sales volumes and manufacturing efficiencies.

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

Provision for income taxes of $41.3 million for 1999 related to both U.S. and non-U.S. operations. The effective rate was 35.0% for 1999 compared to 27.1% (33% excluding export incentives, foreign tax credit planning and other non-U.S. activities including closures and consolidations) for 1998. The increase in the effective tax rate is primarily attributable to integration and restructuring charges in certain jurisdictions for which no tax benefit was recorded.

Net income, as a result of the above factors, was $75.9 million in 1999 as compared to $136.5 million in 1998.

LIQUIDITY AND CAPITAL RESOURCES

Working capital requirements are generally met through a combination of internally generated funds, bank lines of credit, commercial paper issuances, financing of trade receivables and credit terms from suppliers which approximate receivable terms to the Company's customers. The Company believes that these sources, including its $400 million 364-day Revolving Credit Agreement and its $500 million Amended Credit Agreement described below, will be sufficient to meet working capital needs during 2001. Additional sources of working capital include customer deposits and progress payments.

Working capital was $539.8 million and $485.2 million as of December 31, 2000 and 1999, respectively. The increase from December 31, 1999 to December 31, 2000 was primarily the result of an increase in inventory and a reduction in short-term debt, offset by a decrease in accounts receivable. Inventory levels were higher at December 31, 2000, than at December 31, 1999, due to higher inventory levels in UPG in anticipation of factory consolidations. Short-term debt was lower at December 31, 2000 as a result of restructuring foreign bank lines acquired in the Sabroe acquisition. Accounts receivable decreased in 2000 due to improved collections in YRG, particularly in the contracting business, and the collection of nearly all of the 1999 UPG sales incentive program receivables that included extended terms. These decreases were offset by increases in ESG, resulting from higher fourth quarter sales. The current ratio was 1.59 at December 31, 2000, as compared to 1.48 at December 31, 1999.

Total indebtedness was $895.6 million at December 31, 2000, primarily consisting of borrowings of $452.9 million of commercial paper, $300.0 million of senior notes and $52.8 million of Danish term loans.

At December 31, 2000, the Company had available a $400 million 364-day Revolving Credit Agreement, expiring on May 31, 2001, and a $500 million Amended Credit Agreement, expiring on July 31, 2002 (collectively, the Agreements). The Agreements provide for borrowings at LIBOR plus 0.575% or 0.675%, based on the amount of facility utilization. The Company pays an annual fee of 0.125% for each facility and the Credit Agreement allows for borrowings at specified bid rates. At December 31, 2000, the LIBOR rate was 6.36%. The Agreements, as amended, contain financial and operating covenants requiring the Company to maintain certain financial ratios and standard provisions limiting leverage, investments and liens. At December 31, 2000, the Company was in compliance with these financial and operating covenants, and no amounts were outstanding under either of these agreements.

Commercial paper borrowings are expected to be reborrowed in the ordinary course of business. The interest rate on the commercial paper was 6.96% as of December 31, 2000.

At December 31, 2000 and 1999, the Company had $300 million of senior notes outstanding. On June 1, 1998, the Company issued $200 million of 6.70% fixed rate senior notes having a maturity of ten years from the date of issue. The remaining $100 million ten-year senior notes bear interest at a 6.75% fixed rate and are due March 2003.

The Company maintains foreign currency term loans at December 31, 2000 of $52.8 million payable in semi-annual payments. These term loans are due July 2004 and bear interest at an average rate of 4.11%.

The Company has additional domestic bank lines that provide for total borrowings of $100 million and $175 million at December 31, 2000 and 1999, respectively, of which $93.8 million and $133.2 million, respectively, were unused. The Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $349.3 million and $385.1 million at December 31, 2000 and December 31, 1999, respectively, of which $301.0 million and $295.1 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates.

Pursuant to a receivable sales agreement, $175 million of receivables were sold and excluded from the accompanying consolidated balance sheets at December 31, 2000 and 1999. The agreement provides for receivable sales up to $175 million, but is subject to decreases based on the level of eligible accounts receivable and restrictions relating to concentrations of receivables. The discount rate on the receivables sold was 6.66% and 6.22% at December 31, 2000 and 1999, respectively.

In 1999, the Company sold certain machinery and equipment for net proceeds of $82.4 million and entered into a five year lease for the use of the equipment. At the end of the lease term, the Company may purchase the equipment, return the equipment to the lessor or extend the lease for up to five additional years. If the Company chooses to return the equipment at the end of the initial lease term, the Company is obligated to pay the lessor a maximum of $33.8 million.

Because the Company's obligations under the credit and receivables sales agreements bear interest at floating rates, the Company's interest costs are sensitive to changes in prevailing interest rates.

Based on historical cash flows, the Company believes that it will be able to satisfy its principal and interest payment obligations and its working capital and capital expenditure requirements from operating cash flows together with the availability under the revolving credit facility.

In the ordinary course of business, the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company enters into these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. Financial instruments are more fully discussed in note 2 to the consolidated financial statements and under the caption Market Risk on page 8.

Capital expenditures were $94.0 million in 2000 as compared to $104.1 million in 1999. Capital expenditures currently anticipated for expanded capacity, cost reductions and the introduction of new products during 2001 are expected to be in excess of depreciation and amortization. These expenditures will be funded from a combination of operating cash flows, availability under the revolving credit facility and commercial paper borrowings.

Cash dividends of $0.60 per share were paid on common stock in each of 2000 and 1999. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend upon such factors as the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

Employee stock plans include the amended 1992 Employee Stock Purchase Plan which authorizes the allocation of 2,000,000 shares of stock and the amended 1992 Omnibus Stock Plan which authorizes the issuance of up to 8,380,000 shares of the Company's common stock as stock options or restricted share awards. At December 31, 2000, approximately 1,501,000 options remained available for grant under the stock option plan.

In 1999 and 1997, the Board of Directors authorized the Company to purchase up to 2.5 million and 6.0 million shares, respectively, of its common stock over four years to fund the Company's Employee Stock Purchase Plan and the Amended and Restated 1992 Omnibus Stock Plan. The stock purchases are made from time to time on the open market. Under the program, the Company purchased 0.3 million,
2.1 million and 1.2 million shares in 2000, 1999 and 1998, respectively.

Company management believes that these employee stock plans provide valuable incentives to a broad range of York employees by giving them a direct equity interest in the Company. Company management further believes that funding the required shares through share repurchases will mitigate the dilutive impact such employee plans would otherwise have.

ACQUISITION AND INTEGRATION OF SABROE

On June 10, 1999, the Company acquired all of the outstanding capital stock of Sabroe A/S (Sabroe), a Danish company, for $407.1 million in cash and assumed debt of $216.0 million. Sabroe was a world leader in supplying refrigeration systems and products. The Company financed the acquisition through issuance of commercial paper, supported by its credit facilities.

The Company has substantially completed executing the plan for integrating Sabroe into the York Refrigeration Group. The plan included the closure of Sabroe's Retech and York's Gram manufacturing plants in Denmark and Sabroe's Norrkoping manufacturing plant in Sweden. The plan also included certain duplicate sales and service office closures in Europe and Asia, salary and wage employee rationalizations, product rationalizations and other actions related to reorganizing the York Refrigeration Group.

INFLATION

Management believes inflation has not had a significant impact on the Company's results of operations for the periods presented. The Company was able to substantially offset the effect of inflation through cost reduction programs in 2000. Management does not anticipate inflation having a significant impact on the future results of operations.

CYCLICALITY

Exposure to cyclicality in the new construction market is partially mitigated by the Company's emphasis on the service, repair and replacement market. As the installed base of heating, air conditioning and refrigeration equipment has grown and aged, the Company derives a significant portion of its revenue from the service, repair and replacement market. In 2000, 1999 and 1998, respectively, on a worldwide basis, service, repair and replacement revenue accounted for an estimated 43%, 42% and 44% of the Company's total sales, while new construction sales accounted for the remaining 57%, 58% and 56%.

SEASONALITY

Sales of the Company's unitary products equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction and replacement market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. Demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. The Company provides incentives for distributors to purchase products in advance of seasonal sales. These incentives, together with advance production schedules, somewhat reduce the impact of seasonal fluctuations on the Company's sales of residential equipment. Requirements for service and repair parts for Engineered Systems products and the Refrigeration contracting business also increase during summer months. The overall effect of seasonality is partially mitigated by the impact of the sales of the Company's Engineered Systems and Refrigeration equipment, for which demand is less seasonal.

MARKET RISK

The Company is exposed to market risk associated with changes in interest rates, foreign currency exchange rates and certain commodity prices. To manage the risk of fluctuations in interest rates, the Company's borrowings are a combination of fixed and floating rate obligations. This includes $100 million of senior notes that bear interest at a 6.75% fixed rate and are due March 2003 as well as $200 million of senior notes with a fixed interest rate of 6.70% which are due June 2008. Short-term borrowings, typically bank loans and commercial paper, are reborrowed in the ordinary course of business and have maturity dates which support seasonal working capital needs. The Company's non-U.S. subsidiaries maintain bank credit facilities for borrowings in their functional currency on a floating rate basis.

The Company has manufacturing facilities in 13 foreign countries and its products are sold in over 125 countries throughout the world. As a result, the Company is exposed to movements in various currencies against the United States Dollar and against the currencies in which it manufactures. The major foreign currencies in which foreign currency risks exist are the Euro, Danish Krone, British Pound Sterling, Canadian Dollar, Chinese Renminbi, Mexican Peso and Brazilian Real.

Based on a sensitivity analysis of the Company's estimated 2001 foreign exchange currency exposures, a uniform 10% strengthening of the value of the United States Dollar against these foreign exchange currency exposures is estimated to result in a $13.9 million reduction in 2001 forecasted operating income. In addition to its direct effect, changes in foreign currency exchange rates will also potentially affect future sales volumes, foreign currency sales prices and hedging strategies. The sensitivity analysis described above does not reflect these potential changes.

The Company manages its foreign currency risks by hedging its foreign currency exposure with foreign currency forward contracts and purchased option contracts. Through its foreign currency hedging activities, the Company seeks to minimize the risk that cash flows resulting from the sale of products, manufactured in a currency different from the currency used by the selling subsidiary, will be affected by changes in foreign currency exchange rates. The Company does not, however, hedge foreign exposures that are considered immaterial or in highly correlated currencies. Foreign currency contracts are matched to foreign currency firm commitments and are executed to minimize foreign exchange transaction costs.

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

The Company mitigates the risk that the counter-party to currency and commodity financial instruments will fail to perform by only entering into financial instruments with major international financial institutions. Financial instruments are more fully discussed in note 2 to the consolidated financial statements.

The Company does not hedge its market risk exposures beyond three years and does not anticipate any material changes in its primary market risk exposures in 2001. The Company does not hold or issue derivative instruments for trading purposes.

GRANTLEY ACCIDENT

In February 1998, the Company incurred damage to its Grantley manufacturing facility in York, PA, when tanks used for testing ruptured. The accident caused substantial damage to facilities used in steel cutting and rolling operations and heat exchanger production. The Company took a number of measures to limit the disruptions and costs resulting from the accident, including moving production to other Company facilities, outsourcing or subcontracting production of certain components and establishing temporary production elsewhere at the Grantley location. The Company's rebuilding operations were substantially completed during 1999, fully restoring its production capacity. For additional information relating to the Grantley facility incident, see note 16 to the consolidated financial statements.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The standard establishes comprehensive accounting and reporting standards for derivative instruments and hedging activities that require a company to record the derivative instrument at fair value in the balance sheet. Furthermore, the derivative instrument must meet specific criteria or the change in its fair value is to be recognized in earnings in the period of change. To achieve hedge accounting treatment, the derivative instrument needs to be part of a well-documented hedging strategy that describes the exposure to be hedged, the objective of the hedge and a measurable definition of its effectiveness in hedging the exposure. In 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133." SFAS No. 137 delayed the standard's effective date to the beginning of the first quarter of the fiscal year beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which amends SFAS No.133 in certain respects. These statements were adopted effective January 1, 2001 and the impact was not material.

In September 2000, the FASB issued SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The standard replaces SFAS No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This statement is not expected to materially impact the Company's financial statements.

FORWARD-LOOKING INFORMATION - RISK FACTORS

To the extent the Company has made "forward-looking statements," certain risk factors could cause actual results to differ materially from those anticipated in such forward-looking statements including, but not limited to competition, government regulation, environmental considerations and the successful implementation of the Company's cost reduction actions. Unseasonably cool spring or summer weather could continue to adversely affect the Company's UPG residential air conditioning business and, similarly, the Bristol compressor business. The ESG air conditioning business could be affected by a slowdown in the large chiller market and by the acceptance of new product introductions. YRG could continue to be adversely affected by the effects of declining European currencies. In addition, overall performance of the Company could be affected by any serious economic downturns in various world markets.

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

/S/ Michael R. Young                    /S/ C. David Myers
Michael R. Young                        C. David Myers
President and                           Vice President and
Chief Executive Officer                 Chief Financial Officer
February 20, 2001

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders, York International Corporation:

We have audited the accompanying consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of York International Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/S/ KPMG LLP
KPMG LLP

Harrisburg, Pennsylvania
February 20, 2001

                           CONSOLIDATED BALANCE SHEETS

                                                                            December 31
(in thousands, except per share data)                                 2000                1999
                                                                   -----------         -----------
ASSETS
Current assets:
   Cash and cash equivalents                                       $    26,425         $    39,514
   Receivables                                                         680,467             720,022
   Inventories                                                         641,097             599,046
   Prepayments and other current assets                                109,820             131,787
                                                                   -----------         -----------
     Total current assets                                            1,457,809           1,490,369
                                                                   -----------         -----------
Deferred income taxes                                                   56,114              13,207
Investments in affiliates                                               24,913              25,425
Property, plant and equipment, net                                     484,297             499,710
Unallocated excess of cost over net assets acquired                    693,668             768,809
Deferred charges and other assets                                       57,410              77,019
                                                                   -----------         -----------
     Total assets                                                  $ 2,774,211         $ 2,874,539
                                                                   -----------         -----------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable and current portion of long-term debt             $    64,268         $   102,864
   Accounts payable and accrued expenses                               838,623             860,264
   Income taxes                                                         15,117              42,007
                                                                   -----------         -----------
     Total current liabilities                                         918,008           1,005,135
                                                                   -----------         -----------
Long-term warranties                                                    40,728              39,607
Long-term debt                                                         831,354             854,494
Postretirement benefit liabilities                                     165,850             154,066
Other long-term liabilities                                             69,295              89,307
                                                                   -----------         -----------
     Total liabilities                                               2,025,235           2,142,609
                                                                   -----------         -----------
Stockholders' equity:
   Common stock $.005 par value; 200,000 shares authorized;
     Issued 45,377 shares in 2000 and 45,062 shares in 1999                227                 225
   Additional paid in capital                                          720,685             715,322
   Retained earnings                                                   426,322             342,529
   Accumulated other comprehensive losses                             (138,544)            (71,146)
   Treasury stock, at cost; 7,005 shares in 2000 and
     6,700 shares in 1999                                             (259,601)           (253,274)
   Unearned compensation                                                  (113)             (1,726)
                                                                   -----------         -----------
     Total stockholders' equity                                        748,976             731,930
                                                                   -----------         -----------
     Total liabilities and stockholders' equity                    $ 2,774,211         $ 2,874,539
                                                                   -----------         -----------

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               Years Ended December 31
                                                                                               -----------------------
(in thousands, except per share data)                                              2000                1999                 1998
                                                                                -----------         -----------         -----------
Net sales                                                                       $ 3,897,403         $ 3,877,029         $ 3,300,015
Cost of goods sold                                                                3,071,454           3,089,401           2,600,918
                                                                                -----------         -----------         -----------
   Gross profit                                                                     825,949             787,628             699,097
Selling, general and administrative expenses                                        606,984             569,151             470,393
Acquisition, integration, restructuring and other charges                            49,679              54,532                --
                                                                                -----------         -----------         -----------
   Income from operations                                                           169,286             163,945             228,704
Interest expense, net                                                                81,587              61,150              41,527
Gain on divestitures                                                                (26,902)             (9,627)               --
Equity in earnings of affiliates                                                     (6,368)             (5,660)               (126)
                                                                                -----------         -----------         -----------
   Income before income taxes and cumulative effect of accounting change            120,969             118,082             187,303
Provision for income taxes                                                           14,362              41,303              50,810
                                                                                -----------         -----------         -----------
   Income before cumulative effect of accounting change                             106,607              76,779             136,493
Cumulative effect of accounting change
   write-off of start-up costs (net of tax of $442)                                    --                   897                --
                                                                                -----------         -----------         -----------
Net income                                                                      $   106,607         $    75,882         $   136,493
                                                                                -----------         -----------         -----------
Basic earnings per share:
   Income before cumulative effect of accounting change                         $      2.80         $      1.93         $      3.38
   Accounting change                                                                   --                  (.02)               --
                                                                                -----------         -----------         -----------
   Net income                                                                          2.80                1.91                3.38
Diluted earnings per share:
   Income before cumulative effect of accounting change                                2.78                1.93                3.36
   Accounting change                                                                   --                  (.02)               --
                                                                                -----------         -----------         -----------
   Net income                                                                   $      2.78         $      1.91         $      3.36
                                                                                -----------         -----------         -----------
Weighted average common shares and common equivalents outstanding:
   Basic                                                                             38,107              39,637              40,402
   Diluted                                                                           38,281              39,832              40,622
                                                                                -----------         -----------         -----------

The accompanying notes are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                                                  Years Ended December 31
                                                                                                  -----------------------
 (in thousands)                                                                               2000          1999           1998
                                                                                            --------      --------       --------
Net income                                                                                  $106,607      $ 75,882       $136,493
Other comprehensive losses (income):
   Foreign currency translation adjustments                                                   66,947        13,722         10,324
   Minimum pension liability adjustments (net of tax of $223, ($386) and $386 in 2000,
     1999 and 1998, respectively)                                                                451          (785)           785
                                                                                            --------      --------       --------
   Total other comprehensive losses                                                           67,398        12,937         11,109
                                                                                            --------      --------       --------

Comprehensive income                                                                        $ 39,209      $ 62,945       $125,384
                                                                                            --------      --------       --------

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Years Ended December 31
                                                                                      -----------------------
(in thousands)                                                               2000               1999             1998
                                                                           ---------         ---------         ---------
Cash flows from operating activities:
   Net income                                                              $ 106,607         $  75,882         $ 136,493
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization of property, plant and equipment           63,115            64,171            57,785
     Amortization of deferred charges and unallocated
       excess of cost over net assets acquired                                28,443            24,119            17,059
     Provision for doubtful accounts receivable                                9,004            10,899             8,206
     Effect of non-cash charges                                               36,502            58,807              --
     Gain on divestitures                                                    (26,902)           (9,627)             --
     Deferred income taxes                                                    (7,653)          (12,755)           (9,417)
     Cumulative effect of accounting change                                     --                 897              --
     Other                                                                     1,892             2,340             5,634
     Change in assets and liabilities net of effects from
       purchase of other companies and sale of business:
       Receivables                                                            19,297           (43,215)          (88,430)
       Inventories                                                           (53,753)           10,896             4,536
       Prepayments and other current assets                                   (7,296)           (4,042)           (6,025)
       Accounts payable and accrued expenses                                 (16,595)          (80,787)           64,050
       Income taxes                                                          (26,996)          (26,831)           47,889
       Other long-term assets and liabilities                                 (1,415)            1,990            (4,612)
                                                                           ---------         ---------         ---------
Net cash provided by operating activities                                    124,250            72,744           233,168
                                                                           ---------         ---------         ---------
Cash flows from investing activities:
   Purchases of and investments
     in other companies (net of cash acquired)                                (5,832)         (407,766)           (7,794)
   Proceeds from divestitures, net                                            41,826            35,512              --
   Capital expenditures                                                      (93,971)         (104,065)          (64,638)
   Other                                                                       5,543             1,155             1,781
                                                                           ---------         ---------         ---------
Net cash used by investing activities                                        (52,434)         (475,164)          (70,651)
                                                                           ---------         ---------         ---------
Cash flows from financing activities:
   Net payments on short-term debt                                           (34,396)          (57,635)           (9,224)
   Net proceeds (payments) of commercial paper borrowings                     56,053           396,847          (168,182)
   Proceeds from issuance of senior bank notes                                  --                --             198,310
   Net payments on other long-term debt                                      (84,398)          (13,180)         (127,379)
   Proceeds from sale lease-back                                                --              82,397              --
   Proceeds from sale of accounts receivable                                    --              75,000              --
   Common stock issued                                                         8,033            13,636            19,546
   Treasury stock purchases                                                   (7,525)          (54,237)          (45,824)
   Dividends paid                                                            (22,814)          (23,818)          (19,403)
                                                                           ---------         ---------         ---------
Net cash (used) provided by financing activities                             (85,047)          419,010          (152,156)
                                                                           ---------         ---------         ---------
Effect of exchange rate changes on cash                                          142               178               157
                                                                           ---------         ---------         ---------
Net (decrease) increase in cash and cash equivalents                         (13,089)           16,768            10,518
Cash and cash equivalents at beginning of year                                39,514            22,746            12,228
                                                                           ---------         ---------         ---------
Cash and cash equivalents at end of year                                   $  26,425         $  39,514         $  22,746
                                                                           ---------         ---------         ---------

Supplemental disclosure of cash paid for:
   Interest                                                                $  81,752         $  59,484         $  40,207
   Income taxes                                                               44,244            62,306            28,153
Non-cash investing activities, acquisition of business:
   Fair value of tangible and intangible assets acquired                       9,554           877,276             7,377
   Cash paid                                                                  (5,832)         (407,766)           (7,794)
                                                                           ---------         ---------         ---------
   Liabilities assumed                                                     $   3,722         $ 469,510         $    (417)
                                                                           ---------         ---------         ---------

The accompanying notes are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                    Accumulated
                                                                  Additional                           Other
                                                  Common           Paid In          Retained        Comprehensive       Treasury
(in thousands, except per share data)             Stock            Capital          Earnings           Losses             Stock
                                                ---------         ---------         ---------         ---------         ---------
Balance, December 31, 1997                      $     220         $ 679,180         $ 173,375         $ (47,100)        $(153,425)

   Net income                                                                         136,493
   Cash dividends ($.48 per share)                                                    (19,403)
   Purchase of treasury stock, at cost                                                                                    (45,824)
   Issuance of common stock:
     Employee stock purchase plan                       1             7,585
     Executive stock agreements, net                                  1,169                                                   212
     Stock options exercised and other                  2            11,715
     Tax effect of options exercised                                  1,310
   Other comprehensive losses                                                                           (11,109)
   Amortization of unearned compensation
                                                ---------         ---------         ---------         ---------         ---------

Balance, December 31, 1998                      $     223         $ 700,959         $ 290,465         $ (58,209)        $(199,037)

   Net income                                                                          75,882
   Cash dividends ($.60 per share)                                                    (23,818)
   Purchase of treasury stock, at cost                                                                                    (54,237)
   Issuance of common stock:
     Employee stock purchase plan                       1             4,803
     Executive stock agreements, net                                    953
     Stock options exercised and other                  1             7,878
     Tax effect of options exercised                                    729
   Other comprehensive losses                                                                           (12,937)
   Amortization of unearned compensation
                                                ---------         ---------         ---------         ---------         ---------

Balance, December 31, 1999                      $     225         $ 715,322         $ 342,529         $ (71,146)        $(253,274)

   Net income                                                                         106,607
   Cash dividends ($.60 per share)                                                    (22,814)
   Purchase of treasury stock, at cost                                                                                     (7,525)
   Issuance of common stock:
     Employee stock purchase plan                       2             7,310
     Executive stock agreements, net                                 (1,593)                                                  (26)
     Stock options exercised and other                                 (467)                                                1,224
     Tax effect of options exercised                                    113
   Other comprehensive losses                                                                           (67,398)
   Amortization of unearned compensation
                                                ---------         ---------         ---------         ---------         ---------
Balance, December 31, 2000                      $     227         $ 720,685         $ 426,322         $(138,544)        $(259,601)
                                                ---------         ---------         ---------         ---------         ---------



                                                      Unearned                                    Common Shares
(in thousands, except per share data)               Compensation          Total             Issued          Treasury
                                                      ---------         ---------           ------            -----
Balance, December 31, 1997                            $  (5,965)        $ 646,285           44,057            3,429

   Net income                                                             136,493
   Cash dividends ($.48 per share)                                        (19,403)
   Purchase of treasury stock, at cost                                    (45,824)                            1,191
   Issuance of common stock:
     Employee stock purchase plan                                           7,586              226
     Executive stock agreements, net                     (1,137)              244               32                1
     Stock options exercised and other                                     11,717              301
     Tax effect of options exercised                                        1,310
   Other comprehensive losses                                             (11,109)
   Amortization of unearned compensation                  3,500             3,500
                                                      ---------         ---------           ------            -----

Balance, December 31, 1998                            $  (3,602)        $ 730,799           44,616            4,621

   Net income                                                              75,882
   Cash dividends ($.60 per share)                                        (23,818)
   Purchase of treasury stock, at cost                                    (54,237)                            2,078
   Issuance of common stock:
     Employee stock purchase plan                                           4,804              206
     Executive stock agreements, net                       (919)               34               23                1
     Stock options exercised and other                                      7,879              217
     Tax effect of options exercised                                          729
   Other comprehensive losses                                             (12,937)
   Amortization of unearned compensation                  2,795             2,795
                                                      ---------         ---------           ------            -----

Balance, December 31, 1999                            $  (1,726)        $ 731,930           45,062            6,700

   Net income                                                             106,607
   Cash dividends ($.60 per share)                                        (22,814)
   Purchase of treasury stock, at cost                                     (7,525)                              299
   Issuance of common stock:
     Employee stock purchase plan                                           7,312              315
     Executive stock agreements, net                      1,583               (36)                               39
     Stock options exercised and other                                        757                               (33)
     Tax effect of options exercised                                          113
   Other comprehensive losses                                             (67,398)
   Amortization of unearned compensation                     30                30
                                                      ---------         ---------           ------            -----
Balance, December 31, 2000                            $    (113)        $ 748,976           45,377            7,005
                                                      ---------         ---------           ------            -----

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

York International Corporation (the Company) is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) equipment with four major product groups: Engineered Systems, York Refrigeration, Unitary Products and Bristol Compressors. The Company markets its products and services throughout the world, and its customers range from residential contractors to design builders, commercial contractors, building owners and original equipment manufacturers.

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

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are charged to earnings as incurred. Improvements and renewals of significant items are capitalized. Depreciation is computed generally on a straight-line basis over the estimated useful lives of related assets. For income tax purposes, accelerated methods of depreciation are generally used.

UNALLOCATED EXCESS OF COST OVER NET ASSETS ACQUIRED

Unallocated excess of cost over net assets acquired is amortized on a straight-line basis over periods of up to 40 years. Accumulated amortization related to such excess at December 31, 2000 and 1999, was $133.8 million and $110.4 million, respectively. The Company assesses the recoverability or impairment, if any, of the elements of this intangible asset by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations or the long-lived assets to which the unallocated excess is attributed.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company has certain postretirement and postemployment benefits provided to employees and certain former employees. These benefits include pension, salary continuance, severance, life insurance and health care. The benefits are accrued over the employees' service period or at the date of the event triggering the benefit.

REVENUE RECOGNITION

For HVAC&R equipment and parts sales, revenue is recognized when title transfers pursuant to shipping terms. For equipment sales under long term contractual arrangements, revenue is recognized on a percentage of completion basis. Service revenues are recognized upon performance of the service. Revenue under long-term service agreements is recognized over the period of the service agreement. Revenue relating to installation is recorded based on the fair value of the service and recognized upon completion.

Amounts billed to customers related to shipping and handling are included in revenue at the time of shipment. Shipping and handling costs are included in cost of goods sold.

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

EARNINGS PER SHARE

Earnings per share (EPS) are computed in accordance with Statement of Financial Accounting Standards (SFAS) No.128, "Earnings per Share." Basic EPS are based upon the weighted average common shares outstanding during the period. Diluted EPS are based upon the weighted average outstanding common shares and common share equivalents.

FOREIGN CURRENCY TRANSLATION

The functional currency for the majority of the Company's foreign operations is the applicable local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in currency translation adjustments in accumulated other comprehensive losses. Gains or losses resulting from foreign currency transactions are included in the results of operations.

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

RECLASSIFICATIONS

Certain amounts for 1999 and 1998 have been reclassified to conform to the presentation for 2000.

NOTE 2--FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the ordinary course of business, the Company enters into various types of transactions that involve contracts and financial instruments with off-balance-sheet risk. The Company enters into these financial instruments to manage financial market risk, including foreign currency exchange, commodity price and interest rate risk. The Company enters into these financial instruments utilizing over-the-counter as opposed to exchange traded instruments. The Company mitigates the risk that counter-parties to these over-the-counter agreements will fail to perform by only entering into agreements with major international financial institutions.

FOREIGN CURRENCY INSTRUMENTS

Since the Company purchases raw materials and sells finished products in various currencies, the Company is exposed to foreign currency exchange risk. The Company primarily hedges its foreign currency exposure with foreign currency forward contracts and purchased option contracts. Foreign currency forward exchange and option contracts are matched to foreign currency firm commitments to minimize foreign exchange transaction costs. These contracts are settled in cash upon expiration, with settlement proceeds or payments included in the measurement of the item hedged. The option contracts are purchased in cash and amortized over the contract term. The Company does not hedge foreign currency commitments beyond three years.

The following table reflects the notional and estimated fair values of the Company's various types of foreign currency contracts outstanding as of December 31, 2000 and 1999. Foreign currency amounts were translated at current exchange rates as of the reporting date. Fair values reflect the estimated amounts that the Company would pay or receive to terminate the contracts, as of the reporting date, based on quoted market prices.

                                                 2000                           1999
                                      ------------------------        ------------------------
(USD equivalents in thousands)     Notional Amount   Fair Value   Notional Amount    Fair Value
                                      --------        --------        --------        --------
Forwards                              $108,315        $  1,414        $ 80,035        $ (1,113)
Options                                   --              --              --              --
                                      --------        --------        --------        --------

The following table summarizes the Company's contractual amounts of forward currency contracts as of December 31, 2000 and 1999. Foreign currency amounts were translated at current exchange rates as of the reporting date. The "buy" amounts represent the United States Dollar equivalent of commitments to purchase currencies and the "sell" amounts represent the United States Dollar equivalent of commitments to sell currencies.

                                                     2000                                 1999
                                         ---------------------------           ---------------------------
(USD equivalents in thousands)              Buy                Sell               Buy                Sell
                                         --------           --------           --------           --------
Danish Krone                              $59,917            $ 4,134            $60,655             $  --
EURO                                        5,661             55,310              6,585             32,343
British Pound Sterling                      9,936              1,371              1,042             11,840
Japanese Yen                                 --                2,230                156              8,112
Norwegian Krone                             1,211              4,055                387              4,655
Sweden Krona                               20,084              1,535              8,957                137
Other Currencies                            1,162              4,427                429              3,907
United States Dollar                       10,800             34,481              4,078             22,331
                                         --------           --------           --------           --------

COMMODITY CONTRACTS

Since the Company purchases raw material commodities, it is at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper and aluminum for anticipated manufacturing requirements, the Company may enter into commodity forward contracts to effectively fix the cost of the commodity. These contracts require cash settlement between the Company and its counter-party to coincide with cash market purchases of the actual commodity. Settlement proceeds or payments are recognized as an adjustment to the cost of the commodity purchased. The Company does not hedge anticipated or firm commodity commitments beyond three years.

The following table reflects the notional amount and estimated fair value of the Company's commodity hedging contracts outstanding as of December 31, 2000 and 1999.

Copper Exposure, 2000
(in thousands)

                                                                          Pounds Hedged      Notional Amount   Year Fair Value
                                                                          -------------      ---------------   ---------------
2001                                                                          36,000             $31,677           ($1,204)
2002                                                                          28,800              24,836              (863)
                                                                          -------------      ---------------   ---------------

Copper Exposure, 1999
(in thousands)

                                                                          Pounds Hedged      Notional Amount    Year Fair Value
                                                                          -------------      ---------------    ---------------
2000                                                                          41,300             $33,677             $2,286
                                                                          -------------      ---------------    ---------------

OTHER FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

                                                                2000                                    1999
                                                  -----------------------------            ----------------------------
                                                    Carrying             Fair              Carrying              Fair
(in thousands)                                       Amount              Value              Amount               Value
                                                   --------            --------            --------            --------
Cash and cash equivalents                          $ 26,425            $ 26,425            $ 39,514            $ 39,514
Bank loans (primarily foreign currency)              47,260              47,260              81,145              81,145
Long-term debt:
   Domestic bank lines                                6,200               6,200              41,812              41,812
   Commercial paper                                 452,900             452,900             396,847             396,847
   Senior notes at 6.75%                            100,000              98,235             100,000              95,950
   Senior notes at 6.70%                            200,000             182,820             200,000             176,825
   Term loans (foreign currency)                     52,770              52,770              71,495              71,495
   Other (primarily foreign bank loans)              36,492              36,492              66,059              66,059
                                                   --------            --------            --------            --------

The fair values of each of the Company's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity.

NOTE 3--RECEIVABLES

Receivables consist of:


(in thousands)                                               2000                1999
                                                           --------            --------
Customers, trade                                           $618,112            $657,076
Affiliate receivables, trade                                  7,758              19,113
Other receivables                                            79,148              75,175
                                                           --------            --------
                                                            705,018             751,364
Less allowance for doubtful accounts receivable              24,551              31,342
                                                           --------            --------
   Net receivables                                         $680,467            $720,022
                                                           --------            --------

Excluded from receivables in the accompanying consolidated balance sheets was $175 million of receivables sold pursuant to a sales agreement at December 31, 2000 and 1999. The agreement provides for receivable sales up to $175 million, but is subject to decrease based on the level of eligible accounts receivable and restrictions relating to concentrations of receivables. The discount rate on the receivables sold was 6.66% and 6.22% at December 31, 2000 and 1999, respectively.

NOTE 4--INVENTORIES

Inventories consist of:


(in thousands)                    2000                1999
                                --------            --------
Raw material                    $187,136            $199,171
Work in progress                 122,232             112,669
Finished goods                   331,729             287,206
                                --------            --------
   Total inventories            $641,097            $599,046
                                --------            --------

Inventories valued under the LIFO method comprised approximately 35% and 30% of the December 31, 2000 and 1999 totals, respectively. If valued under the FIFO method, inventories would have been greater by $11.0 million and $11.7 million at December 31, 2000 and 1999, respectively.

NOTE 5--PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of:

(in thousands)                                             2000                1999
                                                         --------            --------
Current deferred income tax assets, net                  $ 43,254            $ 69,395
Prepaid insurance                                          19,332              20,870
Prepaid materials and supplies                             18,220              11,777
Deferred employee benefits                                 10,266              11,542
Other                                                      18,748              18,203
                                                         --------            --------
   Total prepayments and other current assets            $109,820            $131,787
                                                         --------            --------

NOTE 6--INVESTMENTS IN AFFILIATES

The Company owns interests in affiliate operations located in Malaysia, Cyprus, Saudi Arabia, Spain, Denmark, Japan, Korea, Morocco, South Africa and the United States. These investments are accounted for using the equity method of accounting and total $24.9 million in 2000 and $25.4 million in 1999. Dividends received from affiliates were $4.8 million in 2000, $1.0 million in 1999 and $0.5 million in 1998.

NOTE 7--PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

(in thousands)                                    2000                1999
                                                --------            --------
Land                                            $ 17,827            $ 17,940
Buildings                                        190,301             201,210
Machinery and equipment                          586,659             549,672
Construction in progress                          53,330              48,997
Capital leases                                    12,365              12,734
                                                --------            --------
                                                 860,482             830,553
Less accumulated depreciation                    376,185             330,843
                                                --------            --------
   Net property, plant and equipment            $484,297            $499,710
                                                --------            --------

Amortization of capital lease assets has been included in depreciation expense. Accumulated capital lease amortization was $4.7 million and $4.4 million at December 31, 2000 and 1999, respectively.

NOTE 8--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of:

(in thousands)                                                    2000                1999
                                                                --------            --------
Accounts payable, trade and other                               $505,263            $523,318
Employee compensation, benefits and related accruals             166,956             168,644
Warranties and claims                                             51,068              58,413
Accrued insurance                                                 33,521              31,854
Other accrued expenses                                            81,815              78,035
                                                                --------            --------
   Total accounts payable and accrued expenses                  $838,623            $860,264
                                                                --------            --------


NOTE 9--NOTES PAYABLE AND LONG-TERM DEBT

As of December 31, 2000 and 1999, the Company's borrowings consisted of senior notes, commercial paper issuances and various other bank and term loans. The commercial paper issuances and certain bank loans are expected to be reborrowed in the ordinary course of business, depending on the Company's financing needs. In addition, the Company has available a $400 million 364-day Revolving Credit Agreement, which expires on May 31, 2001, and a $500 million Amended Credit Agreement, which expires on July 31, 2002 (collectively, the Agreements). At December 31, 2000 and 1999, no amounts were outstanding under the Agreements.

The Agreements provide for borrowings at LIBOR plus 0.575% or 0.675%, based on the amount of facility utilization. The Company pays an annual fee of 0.125% for each facility, and the Credit Agreement allows for borrowings at specified bid rates. At December 31, 2000 and December 31, 1999, the three-month LIBOR rate was 6.36% and 6.03%, respectively. The Agreements, as amended, contain financial and operating covenants requiring the Company to maintain certain financial ratios and standard provisions limiting leverage, investments and liens. The Company was in compliance with these financial and operating covenants at December 31, 2000 and December 31, 1999.

The Company has additional domestic bank lines that provide for total borrowings of $100 million and $175 million at December 31, 2000 and 1999, respectively, of which $93.8 million and $133.2 million, respectively, were unused. The Company's non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $349.3 million and $385.1 million at December 31, 2000 and December 31, 1999, respectively, of which $301.0 million and $295.1 million, respectively, were unused. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable rates.

Notes payable and long-term debt consist of:

(in thousands)                                                                            2000                  1999
                                                                                        ---------             ---------
Notes payable and current portion of long-term debt:
   Bank loans (primarily foreign currency)                                              $  47,260             $  81,145
   Current portion of long-term debt                                                       17,008                21,719
                                                                                        ---------             ---------
     Total                                                                              $  64,268             $ 102,864
                                                                                        ---------             ---------

Long-term debt:
   Domestic bank lines at an average rate of 7.40% in 2000 and 5.28% in 1999            $   6,200             $  41,812
   Commercial paper, 6.96% interest in 2000 and 6.08% interest in 1999                    452,900               396,847
   Senior notes, 6.75% interest, due March 2003                                           100,000               100,000
   Senior notes, 6.70% interest, due June 2008                                            200,000               200,000
   Term loans (foreign currency) at an average rate of 4.11%, due July 2004                52,770                71,495
   Other (primarily foreign bank loans) at an average rate of 6.33% in 2000
     and 5.91% in 1999                                                                     36,492                66,059
                                                                                        ---------             ---------
          Total                                                                         $ 848,362             $ 876,213

   Less current portion                                                                   (17,008)              (21,719)
                                                                                        ---------             ---------
   Noncurrent portion                                                                   $ 831,354             $ 854,494
                                                                                        ---------             ---------

Annual principal payments on long-term debt are as follows for the fiscal years indicated:

(in thousands)
----------
      2001            $ 17,008
      2002             477,401
      2003             115,825
      2004              15,560
      2005               2,215
Thereafter             220,353
                      --------

Interest expense is net of interest income of $8.7 million in 2000, $5.1 million in 1999 and $3.4 million in 1998.

NOTE 10--POSTRETIREMENT BENEFIT PLANS AND POSTEMPLOYMENT BENEFITS

The Company has postretirement benefit plans for certain employees which consist of pension plans and postretirement benefit plans other than pensions, including health and life insurance plans, and other postemployment benefits.

A majority of domestic employees participate in noncontributory pension plans, and substantially all non-U.S. employees participate in contributory or noncontributory pension plans. Plans covering salaried and management employees provide pension benefits that are based on the employee's compensation during the several years before retirement. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. Contributions to the plans are based upon the projected unit credit actuarial funding method and are limited to amounts that are currently deductible for tax reporting purposes. The Company has an unfunded supplemental benefit plan which was adopted in 1993 to provide certain members of senior management with supplemental retirement benefits.

The Company has several postretirement health and life insurance plans covering certain employees who were hired before February 1, 1993 and retire under the normal, early or disability retirement provisions of any one of the Company's domestic defined benefit pension plans. Former employees who retired prior to February 1, 1993, contribute to the cost of the plans, although the Company pays the majority of the cost. Employees retiring after February 1, 1993, contribute to the cost of the plans based on an indexed service-related premium. Employees hired after February 1, 1993, are not eligible for the plans. The plans are not funded.

The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets:

                                                                   Pension Benefits                         Other Benefits
                                                            ---------------------------------------------------------------------
(in thousands)                                                2000                1999                2000                1999
                                                            ---------           ---------           ---------           ---------
Change in benefit obligation:
   Benefit obligation at beginning of year                  $(400,765)          $(403,974)          $(117,693)          $(115,859)
   Purchase of company                                           --                (7,148)               --                  --
   Service cost                                               (16,442)            (17,995)             (2,129)             (2,642)
   Interest cost                                              (28,060)            (25,415)             (8,389)             (8,131)
   Actuarial (gain) loss                                       (4,609)            (10,032)              6,387             (16,251)
   Plan assumptions                                            (8,778)             55,033               1,266              14,012
   Benefits paid                                               30,853              24,225               7,236               6,078
   Plan amendments                                             (9,561)            (21,057)             12,050               5,100
   Curtailments                                                  --                  (250)               --                  --
   Foreign exchange                                            (1,183)              5,848                --                  --
                                                            ---------           ---------           ---------           ---------
   Benefit obligation at end of year                        $(438,545)          $(400,765)          $(101,272)          $(117,693)
                                                            ---------           ---------           ---------           ---------

Change in plan assets:
   Fair value of plan assets at beginning of year           $ 473,429           $ 432,884                 $--                 $--
   Actual return on plan assets                                (6,280)             64,253                --                  --
   Contributions by employer                                   11,092               3,997               6,573               5,373
   Contributions by plan participants                             969                 923                 663                 705
   Benefits paid                                              (30,853)            (24,225)             (7,236)             (6,078)
   Foreign exchange                                           (10,589)             (4,403)               --                  --
                                                            ---------           ---------           ---------           ---------
   Fair value of plan assets at end of year                 $ 437,768           $ 473,429                 $--                 $--
                                                            ---------           ---------           ---------           ---------

Funded status                                               $    (777)          $  72,664           $(101,272)          $(117,693)

Unrecognized prior service cost                                35,855              30,835             (12,239)             (1,208)
Unrecognized (gain) loss                                      (80,785)           (147,195)             (5,429)              3,042
                                                            ---------           ---------           ---------           ---------
Net amount recognized                                       $ (45,707)          $ (43,696)          $(118,940)          $(115,859)
                                                            ---------           ---------           ---------           ---------


Amounts recognized in consolidated balance sheets:

   Net accrued benefit liability                            $ (50,910)          $ (45,401)          $(118,940)          $(115,859)
   Intangible asset                                             4,529               1,705                --                  --
   Accumulated other comprehensive income                         674                --                  --                  --
                                                            ---------           ---------           ---------           ---------
Net amount recognized                                       $ (45,707)          $ (43,696)          $(118,940)          $(115,859)
                                                            ---------           ---------           ---------           ---------

Weighted average assumptions as of December 31

                                                                              Pension Benefits             Other Benefits
                                                                              --------------------------------------------
                                                                              2000         1999          2000         1999
                                                                              ----         ----          ----         ----
Discount rate                                                                 7.75%        8.00%         7.75%        8.00%
Expected return on plan assets                                                9.75%        9.75%           --%          --%
Rate of compensation increase                                                 4.75%        4.75%           --%          --%
                                                                              ----         ----          ----         ----

For measurement purposes a 7.5% annual rate of increase in the cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 4.5% for 2007 and thereafter.

Net periodic benefit costs include the following components:

                                                                 Pension Benefits                    Other Benefits
                                                     ----------------------------------     ----------------------------------
(in thousands)                                         2000         1999         1998         2000         1999         1998
                                                     --------     --------     --------     --------     --------     --------
Components of net periodic benefit cost:

   Service cost--benefits earned
     during the period                               $ 16,442     $ 17,995     $ 16,286     $  2,129     $  2,642     $  1,971
   Interest cost on projected benefit obligations      28,060       25,415       24,278        8,389        8,131        6,704
   Expected return on plan assets                     (39,970)     (32,238)     (37,601)        --           --           --
   Amortization of prior service cost                   3,356          352        6,851           92          529          528
   Amortization of net gain                            (4,111)        (347)        (304)        (293)        (127)        (646)
   Other                                                 --            250          (53)        --           --           --
                                                     --------     --------     --------     --------     --------     --------
Net periodic benefit cost                            $  3,777     $ 11,427     $  9,457     $ 10,317     $ 11,175     $  8,557
                                                     --------     --------     --------     --------     --------     --------

Unrecognized net gains and losses in excess of the corridor are amortized over an average of approximately 13 years, the estimated remaining service period of employees. Net assets of the pension trust consist primarily of common stocks and debt securities.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $129.7 million, $126.2 million and $81.3 million, respectively, as of December 31, 2000, and $50.8 million, $48.5 million and $20.8 million, respectively, as of December 31, 1999.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)                                                    1% Increase        1% Decrease
                                                                   --------            --------
Effect on total of service and interest cost components            $  2,002            $ (1,599)
Effect on postretirement benefit obligation                          16,137             (13,142)
                                                                   --------            --------

Certain employees of the Company participate in various investment plans. Under the plans, the employees may voluntarily contribute a percentage of their compensation. The Company contributes an amount based on the participants' contribution. The Company's contributions were approximately $1.8 million in 2000 and in 1999, and $1.5 million in 1998.

NOTE 11--COMMITMENTS AND CONTINGENCIES

SALE LEASEBACK

In December 1999, the Company sold certain machinery and equipment for net proceeds of $82.4 million and entered into a five year operating lease for the use of the equipment. At the end of the lease term, the Company may purchase the equipment at fair market value, return the equipment to the lessor or extend the lease for up to five additional years. If the Company chooses to return the equipment at the end of the initial lease term, the Company is obligated to pay the lessor a maximum of $33.8 million. The book value of the equipment sold was $40.4 million. The excess of the proceeds over the book value was deferred and is included in other long-term liabilities in the accompanying consolidated balance sheet. The excess of the deferred gain over the maximum return obligation is being amortized over the lease term.

LEASES

The Company has numerous non-cancelable leases with terms exceeding one year. At December 31, 2000, lease commitments, including the return obligation on the sale leaseback, for all of the Company's operating leases are as follows:

    (in thousands)
       --------
         2001            $ 33,378
         2002              26,801
         2003              22,645
         2004              49,743
         2005               6,850
Thereafter                  8,770
                         --------
Total                    $148,187
                         --------

Total rental expense was $40.4 million in 2000, $40.5 million in 1999 and $32.8 million in 1998.

CONTINGENT LIABILITIES

At December 31, 2000 and December 31, 1999, $20.4 million and $20.1 million, respectively, in standby letters of credit and $228.0 million and $197.5 million, respectively, of performance guarantees issued by the Company were outstanding. These items are expected to expire and be replaced with similar items in the normal course of business.

Company management believes that various current claims and litigation have been adequately provided for or are covered by insurance. Therefore, the resolution of such matters is not expected to materially affect the Company's financial position or future earnings.

NOTE 12--INCOME TAXES

Components of earnings and taxes consist of:

(in thousands)                                        2000                  1999                  1998
                                                   ---------             ---------             ---------
Income before income taxes:
   U.S                                             $  74,770             $  89,971             $ 153,469
   Non-U.S                                            46,199                28,111                33,834
                                                   ---------             ---------             ---------
                                                   $ 120,969             $ 118,082             $ 187,303
                                                   ---------             ---------             ---------

Income tax expense:
   Current:
     U.S. Federal                                  $   2,370             $  30,556             $  47,794
     State                                               459                   892                 5,395
     Non-U.S                                          16,376                18,287                11,893
                                                   ---------             ---------             ---------
       Total current                                  19,205                49,735                65,082
   Deferred                                           (4,843)               (8,432)              (14,272)
                                                   ---------             ---------             ---------
       Total provision for income taxes            $  14,362             $  41,303             $  50,810
                                                   ---------             ---------             ---------

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following:

(in thousands)                                                     2000                 1999                 1998
                                                                 --------             --------             --------
Tax expense at statutory rate                                    $ 42,339             $ 41,329             $ 65,556
Increase (decrease) resulting from:
   Equity in earnings of affiliates/minority interest                (173)                (693)                (498)
   Taxes on foreign earnings                                      (34,775)                 880              (16,389)
   State income taxes--current                                        298                  580                3,507
   Purchase accounting adjustments                                  8,708                6,811                3,511
   State income taxes--deferred                                     2,877                 (239)                 621
   Export incentives                                               (5,725)              (5,496)              (4,122)
   Other                                                              813               (1,869)              (1,376)
                                                                 --------             --------             --------
     Total provision for income taxes                            $ 14,362             $ 41,303             $ 50,810
                                                                 --------             --------             --------

In 2000, taxes on foreign earnings include $17.1 million in tax benefits recognized in connection with foreign tax loss carryforwards and $14.8 million in tax benefits recognized in connection with foreign tax planning actions. In 1998, taxes on foreign earnings include $11.4 million in connection with foreign tax planning actions.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

(in thousands)                                                                    2000          1999
--------------                                                                    ----          ----
Deferred tax assets:
   Accounts receivable, principally due to allowance for doubtful accounts      $  3,533      $  5,013
   Inventories, including uniform capitalization                                  18,823        19,981
   Compensated absences and benefits, principally
     due to accrual for financial reporting purposes                              11,383        13,222
   Contingencies, due to accrual for financial reporting purposes                  8,322         8,285
   Warranty reserves, due to accrual for financial reporting purposes             23,253        24,480
   Postretirement benefits                                                        58,874        57,089
   Foreign tax loss carryforwards, net of valuation allowance                     27,983            --
   Other                                                                          10,997        35,128
                                                                                --------      --------
     Total deferred tax assets, net of valuation allowance                       163,168       163,198
                                                                                --------      --------
Deferred tax liabilities:
   Plant, equipment and intangible assets due to purchase accounting
     adjustments and differences in depreciation and amortization                 41,253        59,449
   Inventory, due to purchase accounting adjustments                              15,765        15,765
   Other                                                                           6,782         5,382
                                                                                --------      --------
     Total deferred tax liabilities                                               63,800        80,596
                                                                                --------      --------
       Net deferred tax assets                                                  $ 99,368      $ 82,602
                                                                                --------      --------

Based on the Company's historical and current pre-tax earnings as well as projections of future taxable income, management believes it is more likely than not that the Company will realize the net deferred tax assets.

During 2000, the Internal Revenue Service (IRS) completed its examination of the Company's Federal income tax returns for 1995 and 1996. The Company reached a settlement agreement with the IRS for those years; this settlement did not have a material effect on the Company's financial statements. Various state and foreign tax returns are under examination by the applicable authorities. The Company does not anticipate any material effect to the Company's financial statements resulting from these examinations.

Domestic income taxes or foreign withholding taxes have not been provided on $206 million and $156 million of cumulative undistributed earnings of foreign subsidiaries and affiliates at December 31, 2000 and 1999, respectively. These earnings are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $15.1 million and $9.3 million of deferred income taxes, consisting of foreign withholding taxes, would have been provided at December 31, 2000 and 1999, respectively. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the U.S.

NOTE 13 -- RESEARCH AND DEVELOPMENT

Total research and development costs charged to expense amounted to $46.9 million in 2000, $41.0 million in 1999 and $31.2 million in 1998.

NOTE 14 -- ACQUISITIONS AND DIVESTITURES

On June 10, 1999, the Company acquired all of the outstanding capital stock of Sabroe A/S (Sabroe), a Danish company, for $407.1 million in cash and assumed debt of $216.0 million. Sabroe was a world leader in supplying refrigeration systems and products. In connection with the acquisition, the Company developed a plan to restructure Sabroe operations and integrate Sabroe with the Company's pre-existing refrigeration business.

The acquisition was accounted for under the purchase method of accounting and the Sabroe assets, liabilities and results of operations, since acquisition, are included in the consolidated financial statements. The 1999 preliminary allocation of the purchase price considered acquisition expenses of $7.3 million, deferred taxes of $30.4 million and anticipated restructuring costs of $16.2 million. The final allocation of the purchase price reflected additional restructuring costs of $8.9 million and a deferred tax asset of $9.0 million relating to a pre-acquisition loss carryforward. The allocation of the purchase price and other costs resulted in the following components of intangible assets, based on independent appraisals and other information, and related straight-line amortization periods:

(in thousands)                                Intangible Assets     Amortization period
--------------                                -----------------     -------------------
Unallocated excess of cost over
   net assets acquired                            $440,338                30 years
Trademark and tradenames                            35,480                30 years
Proprietary technology and patents                   2,050                15 years
                                                  --------                --------
   Total intangibles                              $477,868
                                                  --------                --------

The Company has substantially completed executing the plan for integrating Sabroe into the York Refrigeration Group. The Sabroe portion of the plan included the Retech and Norrkoping manufacturing plant closures in Denmark and Sweden, respectively, certain duplicate sales and service office closures in Europe and Asia, product rationalizations, workforce reductions and other costs. The following summarizes the restructuring costs:

                             Non-cash                               Non-cash
                           Write-downs    Accruals     Utilized   Write-downs    Accruals     Utilized    Remaining
(in thousands)               in 1999      in 1999      in 1999      in 2000      in 2000      in 2000     Accruals
--------------               -------      -------      -------      -------      -------      -------     --------
Fixed asset write-downs      $ 2,542      $    --      $    --      $ 3,406      $    --      $    --      $    --
Inventory write-downs          1,849           --           --        2,187           --           --           --
Severance costs                   --        9,299        3,402           --        2,155        7,052        1,000
Contractual obligations           --        1,911          336           --           32          458        1,149
Other                             --          632          276           --        1,983        1,860          479
                             -------      -------      -------      -------      -------      -------      -------
                             $ 4,391      $11,842      $ 4,014      $ 5,593      $ 4,170      $ 9,370      $ 2,628
                             -------      -------      -------      -------      -------      -------      -------

The following unaudited pro forma summary combines the consolidated results of operations of the Company and Sabroe as if the acquisition had occurred at the beginning of 1998. The pro forma summary includes adjustments for amortization expense as a result of unallocated excess of cost over net assets acquired and other intangible assets as presented above, interest expense on acquisition debt issued to finance the purchase, adjusted depreciation expense as a result of new fixed assets bases and the estimated income tax effect of the pro forma adjustments. The pro forma summary is for informational purposes only and may not necessarily reflect the results of operations of the Company had Sabroe operated as part of the Company for the periods presented.

Years Ended December 31                       2000                         1999                                  1998
                                           ----------       -----------------------------------   ----------------------------------
(in thousands, except per share data)      Historical       Historical    Pro forma (unaudited)   Historical   Pro forma (unaudited)
-------------------------------------      ----------       ----------    ---------------------   ----------   ---------------------
Net sales                                  $3,897,403       $3,877,029         $4,110,601         $3,300,015         $3,992,469
Income before cumulative
   effect of accounting change                106,607           76,779             70,313            136,493            125,418
Net income                                    106,607           75,882             69,416            136,493            125,418
Diluted earnings per share:
   Income before cumulative effect
     of accounting change                  $     2.78       $     1.93         $     1.76         $     3.36         $     3.09
   Net income                              $     2.78       $     1.91         $     1.74         $     3.36         $     3.09
                                           ----------       ----------         ----------         ----------         ----------

In 2000, the Company recorded gains of $26.9 million on the sale of Northfield Freezing Systems and another small business. In 1999, the Company recorded a gain of $9.6 million on the sale of Viron, the Company's performance contracting business.

NOTE 15 -- CHARGES TO OPERATIONS

In 1999 and 2000, the Company recorded various charges to operations relating to the acquisition of Sabroe and the related restructuring and integration of the York Refrigeration business. In 1999, the Company also recorded various charges related to the restructuring and downsizing of certain operations. In 2000, the Company recorded additional charges relating to plant closings and divestitures, product line and facility rationalizations, selling, general and administrative expense reductions and other one time costs. The charges are summarized as follows:

(In thousands)                                                   2000           1999
--------------                                                   ----           ----
Refrigeration--Acquisition and Integration:
   Acquisition option                                          $     --       $ 12,700
   Integration expenses                                             985          5,414
   Fixed asset write-downs                                            8          8,176
   Inventory write-downs                                            365          6,907
   Severance and other accruals                                    (630)         8,703
   Sabroe restructuring accruals (see note 14)                      847             --

Other:
   Fixed asset write-downs                                       12,655          1,851
   Receivable write-downs                                         1,548          1,773
   Inventory write-downs                                          3,499         13,481
   Other asset write-downs                                       18,337             --
   Warranty accrual                                                 629          2,000
   Severance and other accruals                                  15,929         15,915
                                                               --------       --------
Total charges to operations                                    $ 54,172       $ 76,920
                                                               --------       --------
Charges reflected in cost of goods sold                        $  4,493       $ 22,388
                                                               --------       --------
Acquisition, integration, restructuring and other charges      $ 49,679       $ 54,532
                                                               --------       --------

REFRIGERATION--ACQUISITION AND INTEGRATION

In 1999, a currency option to fix the price of the Sabroe acquisition resulted in costs and a loss. Integration expenses consisted of employee relocations, office integration activities, product training and sign and logo changes. Other Refrigeration Group charges related primarily to the closure of the Gram manufacturing facility in Denmark, the closure of duplicate sales and service offices in Europe and Asia and work force reductions. Work force reductions included the severance of approximately 450 salary and wage employees. Details of the accruals are as follows:

                                                                             Accrual
                             Established      Utilized       Utilized       Reduction      Remaining
(in thousands)                 Accruals        in 1999        in 2000        in 2000       Accruals
--------------                 --------        -------        -------        -------       --------
Severance                       $5,260         $3,834         $1,218         $  208         $   --
Contractual obligations          1,095            541            109            381             64
Other                            2,348          2,298              9             41             --
                                ------         ------         ------         ------         ------
                                $8,703         $6,673         $1,336         $  630         $   64
                                ------         ------         ------         ------         ------

OTHER

The 2000 other charges included write-downs for the impairment of fixed assets and other assets relating to facilities to be closed or divested and other impaired assets. These actions included the plant closure of the UPG factory in Elyria, Ohio, the ESG Airside factory in Portland, Oregon, and factories in Asquith, Australia and Montevideo, Uruguay. Severance and other accruals included planned reductions in workforce throughout the Company. Of the approximately 1,500 salary and wage employee reductions planned, approximately 940 remained at December 31, 2000. Details of the accruals are as follows:

                                     Established       Utilized         Remaining
(in thousands)                        Accruals          in 2000          Accruals
--------------                        --------          -------          --------
Severance                              $11,075          $ 5,549          $ 5,526
Contractual obligations                  4,153            3,415              738
Other                                      818              218              600
                                       -------          -------          -------
                                       $16,046          $ 9,182          $ 6,864
                                       -------          -------          -------

The 1999 other charges included asset and inventory write-downs in Latin America and Eastern Europe as a result of economic conditions in those regions. Additional inventory write-downs resulted from the discontinuation of a UPG product line and ESG operations, primarily in the U.S. and Australia. The discontinuance of the UPG product line also resulted in a warranty charge. Additional charges to operations in future periods may be required based on the eventual outcome. Severance and other accruals related to various workforce reductions, closing costs for the ESG Airside factory in Salisbury,

North Carolina and certain contractual obligations. Workforce reductions included the severance of approximately 530 salary and wage employees. Details of the accruals are as follows:

                                                                                Accrual
                              Established       Utilized        Utilized       Reduction        Remaining
(in thousands)                  Accruals        in 1999         in 2000         in 2000         Accruals
--------------                  --------        -------         -------         -------         --------
Severance                       $ 8,953         $ 4,635         $ 4,201         $   117         $    --
Contractual obligations           6,962           5,427           1,535              --              --
                                -------         -------         -------         -------         -------
                                $15,915         $10,062         $ 5,736         $   117         $    --
                                -------         -------         -------         -------         -------

December 31, 1999 accrual balances of $3.6 million relating to 1997 charges for product warranty and lease obligations were fully utilized in 2000.

NOTE 16 -- GRANTLEY ACCIDENT

In February 1998, the Company incurred damage to its Grantley manufacturing facility in York, PA, when tanks used for testing ruptured. The accident caused substantial damage to its facilities, which have been subsequently rebuilt.

The Company obtained reimbursement under its insurance programs for both property damage and business interruption relating to the Grantley facility, and reached a final settlement in 2000. During 2000, 1999 and 1998, the Company received payments of $17.0 million, $27.5 million and $29.4 million, respectively.

Pursuant to generally accepted accounting principles, the costs of reconstructing and replacing property damaged or destroyed in the accident were recorded in the applicable property accounts, and the difference between the net book value of the assets damaged or destroyed and the related insurance recovery was included in operations. During 2000, 1999 and 1998, the Company recorded credits to cost of goods sold of $9.1 million, $6.0 million and $25.5 million, respectively.

NOTE 17 -- SEGMENT INFORMATION

The Company's four global business groups operate in the HVAC&R industry and are segmented as the Engineered Systems Group, York Refrigeration Group, Unitary Products Group, and Bristol Compressors.

Engineered Systems Group (ESG) produces heating and air conditioning solutions for buildings ranging from small office buildings and fast food restaurants to large commercial and industrial complexes. Engineered Systems manufactures air-cooled and water-cooled chillers, central air handling units, variable air volume units, and control equipment to monitor and control the entire system, and provides maintenance and service. ESG also supplies specially designed chilled water systems for use on naval and commercial marine vessels.

York Refrigeration Group (YRG) produces screw and reciprocating compressors, condensers, evaporators, heat exchangers, process refrigeration systems, hygienic air distribution systems, gas compression systems and automated plant control systems and provides refrigeration contracting, maintenance and service.

Unitary Products Group (UPG) produces heating and air conditioning solutions for buildings ranging from private homes and apartments to small commercial buildings. Unitary products include ducted central air conditioning and heating systems (air conditioners, heat pumps and furnaces), ductless mini-splits, and light commercial heating and cooling equipment.

Bristol Compressors (Bristol) manufactures reciprocating and scroll compressors for original equipment manufacturers and for sale by wholesale distributors.

In 2000, the Company separated the Bristol results from UPG and transferred certain factory operations, previously allocated by business, to be contained within the applicable business group.

The following table represents the Company's operating results by segment:

(in thousands)                                                                   2000                 1999                 1998
--------------                                                                   ----                 ----                 ----
Net sales:
   Engineered Systems Group                                                   $ 1,541,664          $ 1,447,461          $ 1,396,799
   York Refrigeration Group                                                     1,018,179              918,059              476,804
   Unitary Products Group                                                       1,011,405            1,115,664            1,072,045
   Bristol Compressors                                                            525,716              581,836              531,764
   Eliminations (1)                                                              (199,561)            (185,991)            (177,397)
                                                                              -----------          -----------          -----------
                                                                              $ 3,897,403          $ 3,877,029          $ 3,300,015
                                                                              -----------          -----------          -----------

   (1) Eliminations include the following intersegment sales:
   Engineered Systems Group                                                        41,661               28,323               27,301
   York Refrigeration Group                                                        36,418               34,164               37,237
   Unitary Products Group                                                           1,521                1,916                  440
   Bristol Compressors                                                            119,961              121,588              112,419
                                                                              -----------          -----------          -----------
   Eliminations                                                               $   199,561          $   185,991          $   177,397
                                                                              -----------          -----------          -----------

Income from operations:
   Engineered Systems Group                                                       121,446              113,094              122,945
   York Refrigeration Group                                                        70,763               45,313               28,516
   Unitary Products Group                                                          62,294              102,616               94,820
   Bristol Compressors                                                             46,323               58,990               53,152
   Eliminations, general corporate expenses
     and other non-allocated items                                               (131,540)            (156,068)             (70,729)
                                                                              -----------          -----------          -----------
                                                                              $   169,286          $   163,945          $   228,704
                                                                              -----------          -----------          -----------

Equity in (earnings) losses of affiliates:
   Engineered Systems Group                                                        (1,819)              (1,769)              (1,260)
   York Refrigeration Group                                                        (1,101)                (384)                  31
   Unitary Products Group                                                          (1,962)                (866)                 318
   Bristol Compressors                                                             (1,486)              (2,641)                 785
                                                                              -----------          -----------          -----------
                                                                              $    (6,368)         $    (5,660)         $      (126)
                                                                              -----------          -----------          -----------

Earnings before interest and taxes (EBIT):
   Engineered Systems Group                                                       123,265              114,863              124,205
   York Refrigeration Group                                                        71,864               45,697               28,485
   Unitary Products Group                                                          64,256              103,482               94,502
   Bristol Compressors                                                             47,809               61,631               52,367
   Eliminations, general corporate expenses
     and other non-allocated items                                               (131,540)            (156,068)             (70,729)
                                                                              -----------          -----------          -----------
                                                                              $   175,654          $   169,605          $   228,830
                                                                              -----------          -----------          -----------
Interest expense, net                                                         $    81,587          $    61,150          $    41,527
Gain on divestitures                                                              (26,902)              (9,627)                  --
                                                                              -----------          -----------          -----------
Income before income taxes and cumulative effect of accounting change         $   120,969          $   118,082          $   187,303
Provision for income taxes                                                         14,362               41,303               50,810
                                                                              -----------          -----------          -----------
Income before cumulative effect of accounting change                          $   106,607          $    76,779          $   136,493
                                                                              -----------          -----------          -----------

(in thousands)                                                             2000               1999               1998
--------------                                                             ----               ----               ----
                                                    (continued)
Total assets:
   Engineered Systems Group                                                842,954            712,626            712,781
   York Refrigeration Group                                                622,180            680,453            280,200
   Unitary Products Group                                                  540,711            560,776            505,479
   Bristol Compressors                                                     222,934            217,792            207,624
   Eliminations and other non-allocated assets                             545,432            702,892            400,454
                                                                        ----------         ----------         ----------
                                                                        $2,774,211         $2,874,539         $2,106,538
                                                                        ----------         ----------         ----------

Depreciation and amortization of property, plant and equipment:
   Engineered Systems Group                                                 20,925             18,831             17,350
   York Refrigeration Group                                                 13,647             15,246              9,578
   Unitary Products Group                                                   15,816             15,066             15,525
   Bristol Compressors                                                      11,941             10,536             10,003
   Other non-allocated depreciation and amortization                           786              4,492              5,329
                                                                        ----------         ----------         ----------
                                                                        $   63,115         $   64,171         $   57,785
                                                                        ----------         ----------         ----------

Capital expenditures:
   Engineered Systems Group                                                 33,817             45,157             28,265
   York Refrigeration Group                                                 17,691             18,188              9,149
   Unitary Products Group                                                   21,470             19,014             12,931
   Bristol Compressors                                                      17,039             15,698             11,436
   Other non-allocated capital expenditures                                  3,954              6,008              2,857
                                                                        ----------         ----------         ----------
                                                                        $   93,971         $  104,065         $   64,638
                                                                        ----------         ----------         ----------

Other non-allocated costs for management reporting include goodwill amortization, certain pension costs, integration costs, restructuring costs, other corporate costs, interest and income taxes. Non-allocated assets primarily consist of prepaid pension expenses, deferred tax assets, goodwill, LIFO inventory reserves and other corporate assets. For management reporting, intersegment sales are recorded on a cost-plus basis and are recorded at cost by the buying segment. Business unit management performance is based on earnings before interest and taxes adjusted by a charge for capital and, to a lesser extent, earnings per share.

The Company's sales are 48% to the United States and 52% to non-U.S. countries in 2000, 52% to the United States and 48% to non-U.S. countries in 1999, and 58% to the United States and 42% to non-U.S. countries for 1998. No single non-U.S. country or single customer accounts for greater than 10% of the Company's sales. Information related to United States and non-U.S. sales to outside customers, based on the location of the assets generating the sales, is as follows:

(in thousands)                     2000               1999               1998
--------------                     ----               ----               ----
Net sales:
   United States                $2,134,559         $2,319,778         $2,210,951
   Other                         1,762,844          1,557,251          1,089,064
                                ----------         ----------         ----------
                                $3,897,403         $3,877,029         $3,300,015
                                ----------         ----------         ----------

Included in United States sales are export sales of $264.9 million in 2000, $307.0 million in 1999 and $301.5 million in 1998. The location of the Company's net property, plant and equipment is as follows:

                                                 2000         1999         1998
                                                 ----         ----         ----
Net property, plant and equipment:
   United States                                   56%          53%          76%
   Denmark                                         24%          23%           4%
   Other                                           20%          24%          20%
                                                  ---          ---          ---
                                                  100%         100%         100%
                                                  ---          ---          ---

At December 31, 2000 and 1999, Denmark was the only non-U.S. country with greater than 10% of the Company's consolidated net property, plant and equipment. No single non-U.S. country had greater than 10% of the Company's consolidated net property, plant and equipment at December 31, 1998.

NOTE 18 -- STOCKHOLDERS' EQUITY

Pursuant to the Employee Stock Purchase Plan, up to 2,000,000 shares of common stock are authorized for employee purchases. The purchase price of the shares under the purchase plan is 85% of the lower of the fair market value of shares at the beginning of the period or end of the period. No compensation expense is recorded in connection with the plan. In 2000, 1999 and 1998, there were 315,460 shares, 205,980 shares and 225,861 shares, respectively, purchased by employees at a price of $23.16 per share, $23.32 per share and $33.63 per share, respectively.

The 1992 Omnibus Stock Plan, which was amended in 2000, 1998, and 1997, authorizes the issuance of up to 8,380,000 shares of the Company's common stock under stock option or restricted share awards. Up to 3% of the total outstanding shares are available for restricted share awards which are granted at a price determined by the Board of Directors. No restricted stock was granted in 2000. Key employees were awarded 23,500 shares and 32,000 shares in 1999 and 1998, respectively, of restricted common stock generally vesting over four years. Accordingly, unearned compensation of $0.9 million and $1.1 million was recorded as a charge to equity in 1999 and 1998, respectively.

Changes in the number of shares under the stock option plan are as follows:

                                             2000                               1999                               1998
                                ------------------------------     ------------------------------     ------------------------------
                                              Weighted Average                   Weighted Average                   Weighted Average
                                  Shares       Exercise Price        Shares       Exercise Price        Shares       Exercise Price
                                  ------       --------------        ------       --------------        ------       --------------
Outstanding, January 1,         5,826,421          $35.64          3,097,222          $42.97          2,776,367          $42.50
   Granted                        439,900           24.90          3,303,924           29.41            797,415           43.11
   Exercised                      (33,030)          22.94           (216,662)          41.36           (300,625)          39.05
   Canceled                      (649,951)          37.29           (358,063)          41.32           (175,935)          42.87
                                ---------          ------          ---------          ------          ---------          ------
Outstanding, December 31,       5,583,340           34.68          5,826,421           35.64          3,097,222           42.97

Exercisable, December 31,       4,215,340          $38.07          3,049,766          $42.05          2,289,257          $42.91

Available, December 31,         1,500,665                            755,794                            222,405
                                ---------          ------          ---------          ------          ---------          ------

The exercise price of the stock options granted under the stock option plan is equivalent to the fair market value on the grant date. The exercise price of options outstanding and those exercised is $34.25 to $40.00 per share for 1993 grants, $35.75 to $39.00 per share for 1994 grants, $38.25 to $46.00 per share for 1995 grants, $46.00 to $54.88 per share for 1996 grants, $44.63 to $49.63 per share for 1997 grants, $33.13 to $49.50 per share for 1998 grants, $22.94 to $42.50 for 1999 grants and $18.38 to $27.00 for 2000 grants. The weighted average remaining contractual life for options outstanding at December 31, 2000 is 7.29 years.

In 1999 and 1997, the Board of Directors authorized the Company to purchase up to 2.5 million and 6.0 million shares, respectively, of its common stock over four years to fund the Company's Employee Stock Purchase Plan and the Amended and Restated 1992 Omnibus Stock Plan. The stock purchases are made from time to time on the open market. Under the program, the Company repurchased 0.3 million,
2.1 million and 1.2 million shares in 2000, 1999 and 1998, respectively.

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

(in thousands, except per share data)                2000                1999                1998
-------------------------------------                ----                ----                ----
Net earnings -- as reported                       $   106,607         $    75,882         $   136,493
Net earnings -- pro forma                              97,884              65,462             126,241
Diluted earnings per share -- as reported                2.78                1.91                3.36
Diluted earnings per share -- pro forma                  2.56                1.64                3.11
                                                  -----------         -----------         -----------

The per share weighted average fair value of the options granted during 2000, 1999 and 1998 is estimated as $9.77, $10.47 and $16.66, respectively, on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions based on the date of grant are as follows: dividend yield of 2.4%, 2.1% and 1.1% in 2000, 1999 and 1998, respectively; volatility of 36.5%, 31.4%
and 27.5% in 2000, 1999 and 1998, respectively; risk-free interest rate of 6.2%, 5.5% and 5.7% in 2000, 1999 and 1998, respectively, and an expected life of 7.6 years, 7.6 years and 7.7 years in 2000, 1999 and 1998, respectively.

Pro forma net income reflects only options granted after 1994. Therefore, the full impact of calculating compensation costs for stock options granted prior to January 1, 1995 is not reflected in the pro forma net income amounts presented above because compensation cost for options granted prior to January 1, 1995 is not considered. Because the determination of fair value of all options granted includes variable factors, including volatility, and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on reported net income for future years.

NOTE 19 -- EARNINGS PER SHARE RECONCILIATION OF SHARES OUTSTANDING

Net income as set forth in the statements of operations is used in the computation of basic and diluted earnings per share information. Reconciliations of shares used in the computations of earnings per share are as follows:

(in thousands)                                               2000           1999           1998
--------------                                               ----           ----           ----
Weighted average common shares outstanding used
   in the computation of basic earnings per share           38,107         39,637         40,402
Effect of dilutive securities:
   Non-vested restricted shares                                  5             61            132
   Stock options                                               169            134             88
                                                            ------         ------         ------
Weighted average common shares and equivalents used
   in the computation of diluted earnings per share         38,281         39,832         40,622
                                                            ------         ------         ------

                    SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(in thousands, except per share data)             First Quarter     Second Quarter     Third Quarter      Fourth Quarter
-------------------------------------             -------------     --------------     -------------      --------------
2000
    Net sales                                      $  897,004         $1,066,397         $  948,967         $  985,035
    Gross profit                                      186,004            238,830            195,695            205,420
    Net income                                         23,095             45,687             15,256             22,569
    Earnings per share:
       Basic                                              .61               1.20                .40                .59
       Diluted                                            .60               1.20                .40                .59
1999
    Net sales                                      $  785,876         $1,014,809         $  972,842         $1,103,502
    Gross profit                                      160,034            224,670            182,502            220,422
    Net income                                         17,377             40,452              3,776             14,277
    Earnings per share:
       Basic                                              .44               1.02                .09                .37
       Diluted                                            .44               1.01                .09                .36
                                                   ----------         ----------         ----------         ----------



                        TRADING AND DIVIDEND INFORMATION

                                                                        Dividends
                                       High               Low           Declared
                                       ----               ---           --------
2000
   Fourth quarter                    $  30 7/8         $ 22 7/8         $    .15
   Third quarter                       29 7/16               19              .15
   Second quarter                       29 1/8           21 1/8              .15
   First quarter                      27 13/16           18 1/8              .15

1999
   Fourth quarter                    $  28 1/4         $     21         $    .15
   Third quarter                        47 1/2           35 1/4              .15
   Second quarter                       43 3/8           34 3/8              .15
   First quarter                        41 5/8           33 5/8              .15
                                     ---------         --------         --------




The trademarks AIR PRO; BRISTOL; FRASER-JOHNSTON; GUARDIAN; LUXAIRE; TEMPMASTER, ACUAIR; FRICK; FRIGIDCOIL; IMECO; PACE, RECO, SNOMAX, SOURCE 1, the SUNFLAKE DESIGN and YORK are registered in the United States Patent and Trademark Office by York International Corporation or its affiliates. SABROE; NOVENCO; RETECH; GRAM REFRIGERATION; RECOLD; and RITE COIL are trademarks of York International Corporation or its affiliates.