Form 10-K, Exhibit 13
period 2001-12-31
YORK INTERNATIONAL CORP /DE/
filed 2002-03-27
CIK 842662

                                                                      EXHIBIT 13

















                         YORK INTERNATIONAL CORPORATION

                           ANNUAL FINANCIAL STATEMENTS
                            AND REVIEW OF OPERATIONS

                                      2001

                                    CONTENTS

     DESCRIPTION OF BUSINESS                                                       1

     FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA                                  2

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS                                      3

     MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL
          STATEMENTS                                                              14

     INDEPENDENT AUDITORS' REPORT                                                 14

     CONSOLIDATED FINANCIAL STATEMENTS                                            15

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   19

     SUMMARY OF QUARTERLY RESULTS                                                 41

     TRADING AND DIVIDEND INFORMATION                                             41

                             DESCRIPTION OF BUSINESS

York International Corporation and its consolidated subsidiaries (the Company, which may be referred to as we, us or our) are a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) products. We believe that we are the third largest manufacturer and marketer of such products in the United States and one of the leading companies in the HVAC&R industry internationally. Our air conditioning systems range from a one ton* unit for a small residence to the large systems installed in high-rise residential and commercial buildings. In 2001, our products were sold in over 125 countries through over 1,000 sales and distribution facilities and are in use in such diverse locations as the Kuala Lumpur City Centre in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, the Pentagon, NASA's Vehicle Assembly Building at Kennedy Space Center, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Convention and Exhibition Centre, and the Lantau Airport Railway in Hong Kong.

We were founded in 1874 in York, Pennsylvania. From 1956 until 1986, we were part of Borg-Warner Corporation (Borg-Warner). In 1986, we were spun off to Borg-Warner shareholders and became an independent, publicly held company. In 1988, we were purchased in a leveraged buyout. In 1991, we completed a public offering of our common stock. During the 1990's, we expanded our worldwide presence through growth and acquisitions. In 1999, we further expanded our refrigeration business by acquiring all of the outstanding capital stock of Sabroe A/S, a Danish company. The acquisition established the York Refrigeration Group as the world leader in supplying industrial refrigeration systems and products.

Headquartered in York, Pennsylvania, we have manufacturing facilities in 10 states and 8 foreign countries. As of December 31, 2001, we employed approximately 23,600 people worldwide. Our principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and our telephone number is (717) 771-7890.

PRODUCTS AND MARKETS

All of our products are in the HVAC&R industry, and we operate solely in this industry. Within HVAC&R, our business is comprised of four segments: Engineered Systems Group, York Refrigeration Group, Unitary Products Group and Bristol Compressors. Engineered Systems Group produces heating, air conditioning and thermal storage equipment designed for commercial applications in retail stores, office buildings, shopping malls, manufacturing facilities, hospitals, universities, airports and marine vessels. York Refrigeration Group produces commercial and industrial refrigeration systems and gas compression equipment, designed for the food, beverage, chemical and petrochemical processing industries as well as marine applications. Unitary Products Group produces heating and air conditioning solutions designed for use in residential and light commercial applications. Bristol Compressors manufactures reciprocating and scroll compressors for our use and for sale to original equipment manufacturers and wholesale distributors. Our engineered systems products and refrigeration and gas compression equipment are designed specifically for the customer's needs and applications.

* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except per share data
    and other information)                            2001          2000        1999         1998         1997
-----------------------------------------------------------------------------------------------------------------
Statements of Operations Data:
    Net sales                                    $ 3,930,677    $3,897,403   $3,877,029   $3,300,015   $3,193,657
    Gross profit                                     750,786       825,949      787,628      699,097      636,226
    Acquisition, integration, restructuring and
       other charges (a)                              70,504        49,679       54,532           --           --
    Income from operations                           101,671       169,286      163,945      228,704      114,002
    Interest expense, net                             67,150        81,587       61,150       41,527       40,876
    Gain on divestitures                                  --        26,902        9,627           --           --
    Income before income taxes and
       cumulative effect of accounting change         36,965       120,969      118,082      187,303       78,468
    (Benefit) provision for income taxes              (9,024)       14,362       41,303       50,810       31,075
    Income before cumulative effect of
       accounting change                              45,989       106,607       76,779      136,493       47,393

    Net income                                        45,989       106,607       75,882      136,493       47,393

    Basic earnings per share:
       Income before cumulative effect
          of accounting change                          1.19          2.80         1.93         3.38         1.11
       Net income                                       1.19          2.80         1.91         3.38         1.11

    Diluted earnings per share:
       Income before cumulative effect
          of accounting change                          1.17          2.78         1.93         3.36         1.10
       Net income                                       1.17          2.78         1.91         3.36         1.10

    Weighted average common shares and
       common equivalents outstanding:
          Basic                                       38,626        38,107       39,637       40,402       42,550
          Diluted                                     39,147        38,281       39,832       40,622       43,040

Cash dividends per share                         $      0.60    $     0.60   $     0.60   $     0.48   $     0.48
Capital expenditures                                  98,126        93,971      104,065       64,638       66,854
Depreciation and amortization of property,
    plant and equipment                               59,655        63,115       64,171       57,785       52,776
Amortization of deferred charges and
    unallocated excess of cost over net
    assets acquired                                   27,024        28,443       24,119       17,059       15,978

Balance Sheet Data:
    Working capital                                  472,830       548,801      485,234      521,054      535,123
    Total assets                                   2,572,509     2,812,056    2,905,407    2,133,443    2,020,612
    Long-term debt                                   724,378       831,354      854,494      362,724      452,344
    Stockholders' equity                         $   739,434    $  748,976   $  731,930   $  730,799   $  646,285
Other information:
    Employees                                         23,600        24,600       25,000       20,600       20,300
    Backlog (in thousands)                       $   851,950    $1,018,464   $1,065,096   $  879,473   $  834,466
    Total debt as a percent of total capital            50.7%         54.5%        56.7%        36.2%        44.7%
    Current ratio                                       1.61          1.60         1.48         1.66         1.78
    Book value per share                         $     18.85    $    19.52   $    19.08   $    18.27   $    15.91
-----------------------------------------------------------------------------------------------------------------

(a) In 2001, 2000 and 1999, we recorded charges to operations for restructuring and other cost reduction initiatives. Also, in 2000 and 1999, we recorded charges for acquisition, integration and restructuring activities related to the 1999 Sabroe acquisition. See notes 13 and 14 to the accompanying consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
The following table sets forth net sales and earnings before interest and taxes
(EBIT) by segment:


(in thousands)                                  2001             2000             1999
------------------------------------------------------------------------------------------
Net Sales:
Engineered Systems Group                    $  1,930,263     $  1,859,817     $  1,769,990
York Refrigeration Group                         932,133          997,013          903,623
Unitary Products Group                           766,441          767,248          854,782
Bristol Compressors                              509,706          525,716          581,836
Eliminations                                    (207,866)        (252,391)        (233,202)
------------------------------------------------------------------------------------------

            Net Sales                       $  3,930,677     $  3,897,403     $  3,877,029
------------------------------------------------------------------------------------------


EBIT:
Engineered Systems Group                    $    131,516     $    118,617     $    121,874
York Refrigeration Group                          57,327           65,089           40,632
Unitary Products Group                            59,083           51,661           81,456
Bristol Compressors                               39,445           47,809           61,631
Eliminations, general corporate expenses
    and other non-allocated items               (183,256)        (107,522)        (135,988)
Gain on divestitures                                  --           26,902            9,627
------------------------------------------------------------------------------------------

            EBIT                            $    104,115     $    202,556     $    179,232
------------------------------------------------------------------------------------------



RESULTS OF OPERATIONS 2001 AS COMPARED TO 2000

Consolidated Operations

Net sales for 2001 increased 0.9% to $3,930.7 million from $3,897.4 million for 2000. (See further discussion below under Segment Analysis.) Net sales in the United States decreased 1.0% to $1,870.8 million, and international net sales increased 2.6% to $2,059.9 million. Order backlog as of December 31, 2001 was $852.0 million compared to $1,018.5 million as of December 31, 2000.

Gross profit decreased 9.1% to $750.8 million (19.1% of net sales) in 2001 as compared to $825.9 million (21.2% of net sales) in 2000. In 2001, we recorded $14.4 million of restructuring charges related to inventory write-downs and warranty accruals, $30.0 million of one-time costs related to cost reduction actions, $8.2 million related to a discontinued product line, and a $5.8 million write-off of a long-term receivable. In 2000, we settled the Grantley accident insurance claim and recorded a $9.1 million benefit. The benefit was partially offset by an unrelated $2.8 million insurance claim settlement related to a 1991 project. In 2000, we also recorded charges of $4.5 million, principally relating to inventory write-downs and warranty accruals as part of the 2000 cost reduction program, and $0.5 million of operating costs related to the cost reduction actions.

Excluding the benefit and charges discussed above, gross profit decreased 1.9% to $809.2 million (20.6% of net sales) in 2001 from $824.6 million (21.2% of net sales) in 2000. The decrease was primarily due to the impact of competitive margin pressures, changes in product mix, and increased investments relating to our service and distribution activities.

Selling, general and administrative expense decreased 4.7% to $578.6 million (14.7% of net sales) in 2001 from $607.0 million (15.6% of net sales) in 2000. In 2000, we recorded $6.7 million of executive severance costs and $0.6 million related to cost reduction actions. Excluding the costs related to executive severance and cost reduction actions, selling, general and administrative expenses decreased 3.5% to $578.6 million (14.7% of net sales) in 2001 from $599.6 million (15.4% of net sales) in 2000. The decrease was primarily due to benefits of staff reductions and other cost reduction efforts, partially offset by increased engineering and product development costs.

In October 2000, we announced the initiation of a cost reduction process, which included plant closures and divestitures, product line and facility rationalizations, selling, general and administrative expense reductions and other one-time costs. In the second quarter of 2001, we expanded the scope of the cost reduction process to include additional plant closings and staff reductions. In 2001 and 2000, we recorded charges to operations of $84.9 million and $52.6 million, respectively, related to these cost reduction actions, including the $14.4 million and $4.1 million, respectively, charged to cost of goods sold as discussed above. The 2001 and 2000 charges included $28.7 million and $36.0 million, respectively, in write-downs of various assets and $56.2 million and $16.6 million, respectively, in accruals for severance and other costs. As of December 31, 2001, the closing of one facility was still in process. Consequently, we anticipate additional costs of $5 to $10 million to be incurred in 2002 relating to the announced actions. In 2000, we also recorded expenses of $1.6 million for York Refrigeration Group acquisition and integration activities.

In 2000, we recorded a gain on divestitures of $26.9 million, primarily relating to the sale of Northfield Freezing Systems (Northfield). There was no similar transaction in 2001.

Equity in earnings of affiliates was $2.4 million in 2001 as compared to $6.4 million in 2000. The decrease was primarily due to reduced earnings at Clima Roca and Scroll Technologies resulting from declines in sales volume.

In 2001, EBIT decreased 48.6% to $104.1 million compared to $202.6 million in 2000. Excluding the charges, benefit and gain on divestitures discussed above, EBIT increased 0.7% to $233.1 million in 2001 compared to $231.4 million in 2000. Excluding the currency translation impact, EBIT, exclusive of the charges, benefit and gain on divestitures, increased 1.5% in 2001 over 2000.

In 2001, net interest expense decreased 17.7% to $67.2 million from $81.6 million in 2000 due to lower average debt and lower interest rates.

The income tax benefit for 2001 related to both U.S. and non-U.S. operations. The effective tax rate was (24.4%) for 2001 compared to 11.9% for 2000. The lower effective tax rate is primarily due to a $20 million tax benefit recorded in connection with the disposition of foreign operations. The tax rate for ongoing operations was 29.3% in 2001 as compared to 31.0% in 2000.

Net income, as a result of the above factors, was $46.0 million in 2001 as compared to $106.6 million in 2000.

Segment Analysis

The discussion below of each segment's EBIT relates to ongoing operations and excludes the charges, benefit and gain on divestitures discussed above.

Engineered Systems Group (ESG) net sales increased 3.8% to $1,930.3 million in 2001 from $1,859.8 million in 2000. The increase is primarily due to strength in the global service business, partially offset by declines in shipments of chillers, particularly in North America and Europe. Excluding the currency translation impact, net sales increased 5.7% over 2000. EBIT increased 10.9% to $131.5 million (6.8% of net sales) in 2001 from $118.6 million (6.4% of net sales) in 2000 primarily due to the increased service revenue and manufacturing cost reductions. Excluding the currency translation impact, EBIT increased 9.3% over 2000.

York Refrigeration Group (YRG) net sales decreased 6.5% to $932.1 million in 2001 from $997.0 million in 2000. The decrease reflects declines in the North American food and beverage and process refrigeration equipment markets. Also, YRG's focus on improving the quality of its contracting business in Europe resulted in a planned reduction in contracting revenue. Excluding the currency translation impact, net sales decreased 1.7% from 2000. EBIT decreased 11.9% to $57.3 million (6.2% of net sales) in 2001 from $65.1 million (6.5% of net sales) in 2000. The decrease was due to pricing pressures and reduced volume in the North American market, partially offset by the benefits of cost reduction actions. Excluding the currency translation impact, EBIT decreased 6.0% from 2000.

Unitary Products Group (UPG) net sales decreased 0.1% to $766.4 million in 2001 from $767.2 million in 2000 as a result of declines in the North American unitary and manufactured housing markets, partially offset by the development of new distribution activities in 2001. EBIT increased 14.4% to $59.1 million (7.7% of net sales) in 2001 from $51.7 million (6.7% of net sales) in 2000. The improvement reflected the benefits of the cost reduction process, partially offset by costs associated with distribution changes.

Bristol Compressors (Bristol) net sales decreased 3.0% to $509.7 million in 2001 from $525.7 million in 2000 due to the decline in the North American unitary market, partially offset by increased international sales. EBIT decreased 17.5% to $39.4 million (7.7% of net sales) in 2001 from $47.8 million (9.1% of net sales) in 2000 due to a higher ratio of lower-margin international product sales.

RESULTS OF OPERATIONS 2000 AS COMPARED WITH 1999

Consolidated Operations

Net sales for 2000 increased 0.5% to $3,897.4 million from $3,877.0 million for 1999. (See further discussion below under Segment Analysis.) Net sales in the United States decreased 6.1% to $1,890.0 million, and international net sales increased 7.7% to $2,007.4 million. Order backlog as of December 31, 2000 was $1,018.5 million compared to $1,065.1 million as of December 31, 1999.

Gross profit increased 4.9% to $825.9 million (21.2% of net sales) in 2000 as compared to $787.6 million (20.3% of net sales) in 1999. In 2000, we settled the Grantley accident insurance claim and recorded a $9.1 million benefit. The benefit was partially offset by an unrelated $2.8 million insurance claim settlement related to a 1991 project. In 2000, we also recorded charges of $4.5 million, principally relating to inventory write-downs and warranty accruals as part of the 2000 cost reduction program, and $0.5 million of operating costs related to the cost reduction actions. In 1999, we recorded charges of $15.8 million, primarily to write-down inventory to the lower of cost or market. The discontinuance of a UPG product line resulted in additional inventory write-downs of $4.6 million and warranty charges of $2.0 million in 1999.

Excluding the benefit and charges discussed above, gross profit increased 1.8% to $824.6 million (21.2% of net sales) in 2000 from $810.0 million (20.9% of net sales) in 1999. The gross profit improvement was due to the inclusion of the Sabroe acquisition for the full year, YRG integration synergies, improved margins on YRG contracts, the higher margin ESG service revenue and improved factory performance in ESG. These improvements were partially offset by the impact of the domestic unitary and room air conditioner compressor sales volume reductions.

Selling, general and administrative expenses increased 6.6% to $607.0 million (15.6% of net sales) in 2000 from $569.2 million (14.7% of net sales) in 1999. In 2000, we recorded $6.7 million of executive severance costs and $0.6 million related to cost reduction actions. Excluding the costs related to executive severance and cost reduction actions, selling, general and administrative expenses increased 5.4% to $599.6 million (15.4% of net sales) in 2000 from $569.2 million (14.7% of net sales) in 1999. The increase was due to the inclusion of the Sabroe acquisition and the related amortization of intangibles for the full year and investment in product development and information technology.

In October 2000, we announced the initiation of a cost reduction process which included plant closures and divestitures, product line and facility rationalizations, selling, general and administrative expense reductions and other one-time costs. In 2000, we recorded charges to operations of $52.6 million related to these cost reduction actions, including the $4.5 million charged to cost of goods sold as discussed above. The charges included $36.0 million in write-downs of various assets and $16.6 million in accruals for severance and other costs. In 2000, we also recorded expenses of $1.6 million for YRG acquisition and integration activities.

In 2000, we recorded a gain on divestitures of $26.9 million, primarily relating to the sale of Northfield. In 1999, we recorded a $9.6 million gain on the sale of Viron.

Equity in earnings of affiliates was $6.4 million in 2000 as compared to $5.7 million in 1999. The improvement was primarily the result of improved performance in the Clima Roca operation.

In 2000, EBIT increased 13.0% to $202.6 million compared to $179.2 million in 1999. Excluding the charges, benefit and gains on divestitures discussed above and restructuring and integration charges in 1999, EBIT decreased 6.2% to $231.4 million compared to $246.5 million in 1999. Excluding the currency translation impact, EBIT, exclusive of the charges, benefit and gains on divestitures, increased 2.2% in 2000 over 1999.

In 2000, net interest expense increased 33.4% to $81.6 million from $61.2 million in 1999 due to the full year impact of borrowings related to the Sabroe acquisition and higher average interest rates.

Provision for income taxes of $14.4 million for 2000 related to both U.S. and non-U.S. operations. The effective tax rate was 11.9% for 2000 compared to 35.0% for 1999. The lower effective tax rate is primarily from the recognition of certain deferred tax benefits resulting from tax planning activities and the recognition of tax benefits from foreign net operating loss carryforwards. These benefits were partially offset by the tax effect of the gain on divestitures. The tax rate for ongoing operations was 31.0% in 2000.

Net income, as a result of the above factors, was $106.6 million in 2000 as compared to $75.9 million in 1999.

Segment Analysis

The discussion below of each segment's EBIT relates to ongoing operations and excludes the charges, benefit and gains on divestitures discussed above.

Engineered Systems Group net sales increased 5.1% to $1,859.8 million in 2000 from $1,770.0 million in 1999, primarily due to increased volume in the global service business, strength in the North America equipment business and the successful introduction of new products. These increases were partially offset by the impact of currency translation and the 1999 sale of Viron. Excluding the currency translation impact and the Viron divestiture, sales increased 12.1% over 1999. EBIT decreased 2.7% to $118.6 million (6.4% of net sales) in 2000 from $121.9 million (6.9% of net sales) in 1999 primarily due to the impact of currency translation and the sale of Viron. The decreases were somewhat offset by increased volume in higher margin global service revenue, strength in North America equipment revenue, the successful introduction of new products and improved factory performance. Excluding the currency translation impact and the Viron divestiture, EBIT increased 5.4% over 1999.

York Refrigeration Group net sales increased 10.3% to $997.0 million in 2000 from $903.6 million in 1999. The increase was primarily due to the full year inclusion of the Sabroe acquisition, partially offset by the impact of currency translation and the divestiture of Northfield. Excluding the currency translation impact and the Northfield divestiture, net sales increased 29.9% over 1999. EBIT increased 60.2% to $65.1 million (6.5% of net sales) in 2000 from $40.6 million (4.5% of net sales) in 1999 due to including the full year of Sabroe earnings, integration synergies and higher contracting margins offset by the Northfield sale. Excluding the currency translation impact and the Northfield divestiture, EBIT increased 101.6% over 1999.

Unitary Products Group net sales decreased 10.2% to $767.2 million in 2000 from $854.8 million in 1999 as a result of a decline in the domestic unitary market, weakness in the manufactured housing market and the impact of higher than normal levels of inventory in the distribution channels. EBIT decreased 36.6% to $51.7 million (6.7% of net sales) in 2000 from $81.5 million (9.5% of net sales) in 1999 as a result of lower volume, increased investment in product development and marketing, and lower margins in international unitary markets.

Bristol Compressors net sales decreased 9.6% to $525.7 million in 2000 from $581.8 million in 1999 due primarily to a reduction in room air conditioner compressor sales and a weaker domestic unitary market. EBIT decreased 22.4% to $47.8 million (9.1% of net sales) in 2000 from $61.6 million (10.6% of net sales) in 1999 as a result of lower volume and lower levels of production in the second half of 2000 due to the slow-down in the domestic unitary market.

LIQUIDITY AND CAPITAL RESOURCES

Working capital requirements are generally met through a combination of internally generated funds, bank lines of credit, commercial paper borrowings, financing of trade receivables and credit terms from suppliers which approximate receivable terms to our customers. Additional sources of working capital include customer deposits and progress payments.

Working capital decreased $76.0 million to $472.8 million as of December 31, 2001 as compared to $548.8 million as of December 31, 2000. The decrease was primarily due to reductions in inventories and receivables, partially offset by decreases in notes payable and current portion of long-term debt and accounts payable and accrued expenses. The improvement reflected our increased emphasis on asset utilization. The current ratio was 1.61 as of December 31, 2001 as compared to 1.60 as of December 31, 2000.

Capital expenditures were $98.1 million in 2001 as compared to $94.0 million in 2000. Capital expenditures currently anticipated for expanded capacity, cost reductions and the introduction of new products during

2002 are expected to be in excess of depreciation and amortization. These expenditures will be funded from a combination of operating cash flows, availability under credit agreements and commercial paper borrowings.

Cash dividends of $0.60 per share were paid on common stock in 2001 and 2000. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend upon such factors as our profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

Total indebtedness was $761.0 million as of December 31, 2001, primarily consisting of $500.0 million of senior notes and $197.7 million of commercial paper. On June 1, 1998, we issued $200 million of 6.70% fixed rate senior notes having a maturity of ten years from the date of issue. On August 6, 2001, we issued $200 million of 6.625% fixed rate senior notes due August 2006. The remaining $100 million ten-year senior notes bear interest at a 6.75% fixed rate and are due March 2003. Commercial paper borrowings are expected to be reborrowed in the ordinary course of business. The interest rate on the commercial paper was 2.38% as of December 31, 2001.

As of December 31, 2001, we have available a $400 million Five Year Credit Agreement, which expires on May 29, 2006, and a $300 million 364-Day Credit Agreement, which expires on May 28, 2002 (collectively, the New Agreements). As of December 31, 2000, we had available a $400 million 364-day Revolving Credit Agreement and a $500 million Amended Credit Agreement that were cancelled on May 30, 2001. As of December 31, 2001 and 2000, no amounts were outstanding under the agreements.

The $400 million Five Year Credit Agreement provides for borrowings at London InterBank Offering Rate (LIBOR) plus 0.75% or 0.875%, and the $300 million 364-Day Credit Agreement provides for borrowings at LIBOR plus 0.775% or 0.90%, based on the amount of facility utilization. We pay annual fees of 0.125% on the $400 million facility and 0.10% on the $300 million facility. The New Agreements allow for borrowings at specified bid rates. As of December 31, 2001 and December 31, 2000, the three-month LIBOR rate was 1.86% and 6.36%, respectively. The New Agreements contain financial covenants requiring us to maintain certain financial ratios and standard provisions limiting leverage and liens. We were in compliance with these financial covenants as of December 31, 2001 and 2000.

We have additional domestic bank lines that provide for total borrowings of $100 million as of December 31, 2001 and 2000, of which $100.0 million and $93.8 million, respectively, were unused. Our non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $386.3 million and $349.3 million as of December 31, 2001 and 2000, respectively, of which $276.1 million and $301.0 million, respectively, were unused. Generally, borrowings against these credit facilities have been guaranteed by us to assure availability of funds at favorable rates.

Pursuant to the terms of a revolving facility, we sell our trade receivables to a wholly-owned, consolidated subsidiary, York Receivables Funding LLC (YRFLLC). In turn, YRFLLC sells, on a revolving basis up to $175 million undivided ownership interest in the purchased trade receivables to bank conduits. We continue to service the receivables. No servicing asset or liability has been recognized as our cost to service the receivables approximates the servicing income.

In accordance with the facility, YRFLLC has sold $175 million of undivided interest in trade receivables as of December 31, 2001. The proceeds from the sale were reflected as a reduction of receivables in the accompanying consolidated balance sheet as of December 31, 2001. The discount rate on the trade receivables sold was 2.00% as of December 31, 2001.

Excluded from receivables in the accompanying consolidated balance sheet as of December 31, 2000 was $175 million of trade receivables sold pursuant to a prior sales agreement, which was replaced by the current facility. The discount rate on the trade receivables sold was 6.66% as of December 31, 2000.

In 1999, we sold certain machinery and equipment for net proceeds of $82.4 million and entered into a five year operating lease for the use of the machinery and equipment. At the end of the lease term, we may purchase the leased assets, return the leased assets to the lessor or extend the lease for up to five additional years. If we choose to return the leased assets at the end of the initial lease term, we are obligated to pay the lessor a maximum of $33.8 million.

The following tables summarize our contractual obligations and other commercial commitments as of December 31, 2001:


                                                                    PAYMENTS DUE BY PERIOD
Contractual Obligations                                       LESS THAN                                 AFTER 5
(in thousands)                                    TOTAL        1 YEAR       1-3 YEARS     4-5 YEARS      YEARS
=================================================================================================================
Notes payable and capital lease obligations    $  760,982    $   36,604    $  104,379    $  403,567    $  216,432
Operating leases                                  153,200        36,548        88,581        18,619         9,452
Unconditional purchase obligations                 15,184        15,184            --            --            --
-----------------------------------------------------------------------------------------------------------------
Total contractual cash obligations             $  929,366    $   88,336    $  192,960    $  422,186    $  225,884
-----------------------------------------------------------------------------------------------------------------

                                                       AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                        TOTAL
Other Commercial Commitments            AMOUNTS      LESS THAN                                  OVER 5
(in thousands)                         COMMITTED       1 YEAR      1-3 YEARS     4-5 YEARS       YEARS
=========================================================================================================
Standby and trade letters of credit    $   29,843    $   25,516    $    4,327    $       --    $       --
Performance guarantees                    180,324       168,566        10,139           935           684
Guarantee of affiliate debt (a)            24,763        24,763            --            --            --
---------------------------------------------------------------------------------------------------------
Total commercial commitments           $  234,930    $  218,845    $   14,466    $      935    $      684
---------------------------------------------------------------------------------------------------------

(a) We and another company participate in a manufacturing joint venture, Scroll Technologies (Scroll). We have guaranteed our share of the indebtedness of Scroll. In the event of financial difficulties at Scroll, we would be obligated to fund the guaranteed amount.

We believe that we will be able to satisfy our principal and interest payment obligations and our working capital and capital expenditure requirements from operating cash flows together with the availability under the New Agreements. The New Agreements and commercial paper borrowings support seasonal working capital needs and are available for general corporate purposes. Seasonal working capital needs could increase due to shipment delays or an unusually cool summer season.

Our ability to finance operations in the commercial paper market is dependent upon maintaining satisfactory credit ratings. If our credit ratings would be lowered by the rating agencies, we have the ability to borrow under the New Agreements as long as we continued to meet the financial covenants or until expiration of the New Agreements. The primary financial covenants are the earnings before interest, taxes and depreciation and amortization (EBITDA) interest coverage and the debt to capital ratio, as defined under the New Agreements. As of December 31, 2001, our EBITDA interest coverage was 4.8, exceeding the minimum requirement of 3.5. As of December 31, 2001 our debt to capital ratio was 51%, below the maximum allowed of 63%.

Our senior notes due in 2003 could be accelerated for payout only in a limited circumstance. The acceleration would occur in the event we repurchased over 20% of our shares in a twelve month period and our credit ratings were lowered by one full ratings letter.

Because our obligations under the New Agreements and revolving trade receivables purchase facility bear interest at floating rates, our interest costs are sensitive to changes in prevailing interest rates.

In the ordinary course of business, we enter into various types of transactions that involve contracts and financial instruments. We enter into these financial instruments to manage financial market risk, including foreign exchange, commodity price and interest rate risk. Financial instruments are more fully discussed in note 2 to the accompanying consolidated financial statements and under the caption Market Risk on page 10.

Employee stock plans include the 1992 Employee Stock Purchase Plan (ESPP), as amended, and the Amended and Restated 1992 Omnibus Stock Plan (1992 Plan). The ESPP authorizes employees to purchase up to 2.5 million shares of our common stock, inclusive of 0.5 million shares authorized by the stockholders in May 2001. The 1992 Plan authorizes the issuance of up to 8.4 million shares of our common stock as stock option or restricted share awards. As of December 31, 2001, 0.6 million and 1.3 million shares remained available for purchase or grant under the ESPP and 1992 Plan, respectively.

We are authorized by the Board of Directors to purchase our common stock from time to time on the open market. We purchased 0.3 million and 2.1 million shares in 2000 and 1999, respectively. We are authorized to repurchase up to an additional 1.6 million shares of our common stock through 2003.

We believe that these employee stock plans provide valuable incentives to a broad range of employees by giving them a direct equity interest in the Company. We further believe that funding the required shares through share repurchases will mitigate the dilutive impact such employee stock plans would otherwise have.

OUTLOOK

All of our segments are facing a challenging worldwide economic environment; however, we expect our improved cost structure, service and parts growth, improvements in working capital, interest savings and tax rate reductions to offset declines in volume and margins. Specifically, in 2002 we anticipate:

         - A 5 to 15% decline in equipment market levels during 2002, and an overall revenue decline of approximately 5%. In conjunction with the market declines and general economic uncertainties, we expect gross margin pressure on most equipment segments, particularly in Europe and North America, and a negative impact on costs due to reduced volume.

         - Service and parts revenue growth within ESG and YRG. We continue to make investments to expand service opportunities, grow national and global customer relationships, and improve productivity.

         - Increased pension and post-retirement expense of approximately $10 million due to lower plan asset values and changing rate assumptions resulting from market conditions.

         - Reduced interest expense due to lower average borrowing levels and reduced interest rates.

         - A lower effective tax rate for ongoing operations, primarily due to discontinuance of goodwill amortization, resulting from the adoption of a new accounting standard, and effective tax planning strategies.

         -        Reduction of working capital investment within each segment.

INFLATION

We believe inflation has not had a significant impact on our consolidated results of operations for the periods presented. We were able to substantially offset the effect of inflation through cost reduction programs in 2001. We do not anticipate inflation having a significant impact on the future results of operations.

CYCLICALITY

We are exposed to cyclicality, particularly as it relates to new construction. Generally, ESG and YRG are impacted by changes in commercial construction, while UPG and Bristol are impacted by residential construction. Exposure to cyclicality is partially mitigated by our emphasis on the service, repair and replacement market. As the installed base of heating, air conditioning and refrigeration equipment has grown and aged, we derive a significant portion of our revenue from the service, repair and replacement market. In 2001, 2000 and 1999 on a worldwide basis, service, repair and replacement revenue accounted for an estimated 44%, 43% and 42%, respectively, of our net sales, while new construction revenue accounted for the remaining 56%, 57% and 58%, respectively.

SEASONALITY

Sales of UPG equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction and replacement market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. Demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. We provide incentives for distributors to purchase products in advance of seasonal sales. These incentives, together with advance production schedules, somewhat reduce the impact of seasonal fluctuations on our sales of residential equipment. Requirements for service and repair parts for ESG products and the YRG contracting business also increase during summer months. The overall effect of seasonality is partially mitigated by sales of our ESG and YRG equipment, for which demand is less seasonal.

MARKET RISK

We are exposed to market risk associated with changes in foreign currency exchange rates, certain commodity prices and interest rates.

We do not typically hedge our market risk exposures beyond three years and do not anticipate any material changes in our primary market risk exposures in 2002. We do not hold or issue derivative instruments for trading purposes.

We mitigate the risk that the counter-party to currency, commodity and interest rate financial instruments will fail to perform by only entering into financial instruments with major international financial institutions. Financial instruments are discussed in more detail in note 2 to the accompanying consolidated financial statements.

Currency Rate Risk

We have manufacturing facilities in eight foreign countries and our products are sold in over 125 countries throughout the world. As a result, we are exposed to movements in various currencies against the United States Dollar and against the currencies in which we manufacture. The major foreign currencies in which foreign currency risks exist are the Euro, Danish Krone, British Pound Sterling, Chinese Renminbi, Canadian Dollar, Mexican Peso and Brazilian Real.

Based on a sensitivity analysis of our estimated 2002 foreign exchange currency exposures, a uniform 10% strengthening of the value of the United States Dollar against these foreign exchange currency exposures is estimated to result in a $13.2 million reduction in 2002 forecasted income from operations. In addition to its direct effect, changes in foreign currency exchange rates will also potentially affect future sales volumes, foreign currency sales prices and hedging strategies. The sensitivity analysis described above does not reflect these potential changes.

In January 2002, a devaluation of the Argentine Peso occurred. Because our exposures in Argentina were partially hedged and certain receivables were insured, the impact of the January 2002 devaluation on our consolidated results was not material. While we will take actions to mitigate the impacts of future currency devaluations, there is no assurance that such future devaluations in Argentina or elsewhere will not adversely affect our results.

We manage our foreign currency risks by hedging our foreign currency exposure with foreign currency forward contracts and purchased option contracts. Through our foreign currency hedging activities, we seek to minimize the risk that cash flows resulting from the sale of products, manufactured in a currency different from the currency used by the selling subsidiary, will be affected by changes in foreign currency exchange rates. We do not, however, hedge foreign exposures that are considered immaterial or in highly correlated currencies. Foreign currency contracts are matched to foreign currency exposures and are executed to minimize foreign exchange transaction costs.

Commodity Price Risk

We purchase raw material commodities and are at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper for manufacturing requirements, we enter into commodity forward contracts to effectively fix the cost of the commodity to us. These contracts require each settlement between us and our counter-party to coincide with cash market purchases of the actual commodity.

Interest Rate Risk

We manage our interest rate risk by entering into both fixed and variable rate debt at the lowest possible costs. This includes $100 million of senior notes that bear interest at a 6.75% fixed rate which are due March 2003, $200 million of senior notes that bear interest at a 6.625% fixed rate which are due August 2006, and $200 million of senior notes that bear interest at a 6.70% fixed rate which are due June 2008. Short-term borrowings, typically bank loans and commercial paper, are entered into and renewed in the ordinary course of business and have maturity dates that support seasonal working capital needs. Our non-U.S. subsidiaries maintain bank credit facilities for borrowings in their functional currency on a floating rate basis. In addition, we enter into interest rate swap contracts in order to achieve a cost effective mix of fixed and variable rate indebtedness.

The following table provides information, as of December 31, 2001, concerning our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by contractual maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the interest rate swaps. Weighted average variable rates are generally based on LIBOR as of the reset dates. The cash flows of these instruments are denominated in a variety of currencies. Unless otherwise indicated, the information is presented in U.S. dollar equivalents.


PRINCIPAL PAYMENTS AND INTEREST RATE DETAIL BY CONTRACTUAL MATURITY DATES

                                                                                                                    FAIR VALUE
                                                                                                                      (ASSETS)/
(IN THOUSANDS)                         2002         2003        2004       2005       2006    THEREAFTER    TOTAL    LIABILITIES
=================================================================================================================================
Short-term debt

Variable rate (U.S. dollars)        $   2,076   $        --   $    --   $    --   $      --   $       --   $  2,076  $    2,076
      Average interest rate              3.79%           --        --        --          --           --
Variable rate (other currencies)    $  30,887   $        --   $    --   $    --   $      --   $       --   $ 30,887  $   30,887
      Average interest rate             12.50%           --        --        --          --           --

Long-term debt

Fixed rate (U.S. dollars)           $     201   $   100,212   $   228   $   245   $ 202,387   $  200,774   $504,047  $  506,002
      Average interest rate              6.31%         6.75%     6.33%     6.34%       6.62%        6.70%
Fixed rate (other currencies)       $   2,770   $     1,831   $ 1,819   $ 1,672   $   1,450   $   15,658   $ 25,200  $   25,200
      Average interest rate              6.34%         6.76%     6.73%     6.65%       6.55%        6.31%
Variable rate (U.S. dollars)        $     670   $       234   $    55   $    55   $ 197,758   $       --   $198,772  $  198,772
      Average interest rate (a)          3.09%         3.31%     4.38%     4.38%       2.38%          --

Interest Rate Derivatives

Fixed to variable rate
interest rate swaps (U.S. dollars)  $      --   $        --   $    --   $    --   $ 100,000   $       --   $100,000  $   (2,125)
      Average pay rate (b)          $      --   $        --   $    --   $    --   $      --   $       --
      Average receive rate                 --            --        --        --        6.63%          --
----------------------------------------------------------------------------------------------------------------------------------

(a) Variable rate specified is based upon LIBOR plus the specified margin over LIBOR.

(b) The average pay rate is based upon 6-month forward LIBOR, which was 2.0% as of December 31, 2001.

CRITICAL ACCOUNTING POLICIES

Preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Many of the estimates and assumptions require significant judgment. Future actual results could differ from those estimates and assumptions and could have a significant impact to our consolidated results of operations, financial position and cash flows.

The following accounting policies require significant judgment in the preparation of the consolidated financial statements:

         - Our accrual for future warranty costs requires us to estimate future warranty claims frequency and costs, as well as identify significant unusual product defects. Our estimates are based upon historical warranty claims experience over the past five years and current claim trends. When no warranty claims history is available for new or reengineered products, estimated warranty costs are based upon the warranty claims history of similar products. When we identify significant unusual product defects, we accrue for the expected related costs separately. This has in the past and could in the future result in fluctuations to our recorded liabilities or the related expense.

         - Our allowance for doubtful receivables, recognition of impairment charges and accruals for contingencies require significant judgment in estimating expected cash flow or costs to be incurred. Our judgments are based upon historical experience and current market conditions. We recognize significant changes in our estimates as a result of events, such as a deterioration of the credit status of a customer, business restructuring actions, or material reductions in product and sales volumes.

         - Accounting for income taxes requires us to make judgments relating to such items as the realizability of deferred tax assets, including the future utilization of tax loss carryforwards. Our judgments are based upon projections of future taxable income and our current strategies for the foreseeable future. For more details relating to our deferred tax assets and liabilities, tax loss carryforwards, and related valuation allowances, see note 12 to the accompanying consolidated financial statements.

         - Determination of our liabilities for pension and post retirement benefits includes significant assumptions relating to compensation and health care cost trends, discount rates and rate of return on plan assets. Our assumptions are based upon current market and health care trends. These assumptions are discussed in note 10 to the accompanying consolidated financial statements.

The footnotes to the accompanying consolidated financial statements provide additional information on accounting policies and assumptions used by us.

NEW ACCOUNTING STANDARDS

Effective July 1, 2001, we adopted Statement of Financial Accounting Standard
(SFAS) No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and specifies criteria for the recognition and reporting of intangible assets apart from goodwill. SFAS No. 141 did not materially impact our consolidated financial statements.

Effective January 1, 2002 we will adopt SFAS No. 142, "Goodwill and Other Intangible Assets," as required. Under SFAS No. 142, we will no longer amortize goodwill and other intangible assets with indefinite useful lives, but instead will test those assets for impairment at least annually. Intangible assets with definite useful lives will be amortized over such lives to their estimated residual values. We are required to assess, in accordance with the provisions of SFAS No. 142, whether there is an indication that any goodwill or other intangible assets with indefinite useful lives are impaired no later than June 30, 2002. As soon as possible after a determination that any goodwill or other intangible assets with indefinite useful lives may be impaired, but not later than December 31, 2002, we must re-compute the amount of such goodwill or other intangible assets with indefinite useful lives in accordance with the provisions of SFAS No. 142. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle. We estimate the adoption of SFAS No. 142 will result in a significant cumulative effect adjustment that may exceed $200 million. Amortization expense related to goodwill was $24.3 million, $25.5 million and $20.3 million in 2001, 2000 and 1999, respectively.

Effective January 1, 2002 we will adopt SFAS No. 144, "Accounting for
Impairment or Disposal of Long-Lived Assets," as required. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Adoption of SFAS No. 144 is not expected to materially impact our consolidated financial statements.

FORWARD-LOOKING INFORMATION - RISK FACTORS

To the extent we have made "forward-looking statements," certain risk factors could cause actual results to differ materially from those anticipated in such forward-looking statements including, but not limited to competition, government regulation, environmental considerations and the successful implementation of our cost reduction actions. Unseasonably cool spring or summer weather could adversely affect our UPG residential air conditioning business and, similarly, the Bristol compressor business. Bristol is also dependent on the successful development and introduction of new products. The ESG air conditioning business could be affected by a slowdown in the large chiller market and by the acceptance of new product introductions. YRG could be adversely affected by the effects of declining European currencies. Both YRG and ESG could be negatively impacted by reductions in commercial construction. In addition, our overall performance could be affected by declining worldwide economic conditions or slowdowns resulting from world events, including the September 11, 2001 terrorist attacks on the United States.

MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Stockholders of York International Corporation:

The management of York International Corporation is responsible for the preparation of the accompanying consolidated financial statements. In management's opinion, the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems and controls are tested and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit.

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

February 15, 2002


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders, York International Corporation:

We have audited the accompanying consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of York International Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

/S/ KPMG LLP
KPMG LLP

Harrisburg, Pennsylvania
February 15, 2002

                       CONSOLIDATED BALANCE SHEETS

                                                                                             DECEMBER 31,
(in thousands, except per share data)                                                  2001                2000
------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                      $    39,434         $    26,425
    Receivables, net                                                                   613,892             680,467
    Inventories                                                                        515,260             641,097
    Prepayments and other current assets                                                81,883             109,820
------------------------------------------------------------------------------------------------------------------
            Total current assets                                                     1,250,469           1,457,809
------------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                                   56,149              56,114
Investments in affiliates                                                               24,957              24,913
Property, plant and equipment, net                                                     480,999             484,297
Unallocated excess of cost over net assets acquired                                    651,673             693,668
Deferred charges and other assets                                                      108,262              95,255
------------------------------------------------------------------------------------------------------------------

Total assets                                                                       $ 2,572,509         $ 2,812,056
------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable and current portion of long-term debt                            $    36,604         $    64,268
    Accounts payable and accrued expenses                                              735,962             829,623
    Income taxes                                                                         5,073              15,117
------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                                  777,639             909,008
------------------------------------------------------------------------------------------------------------------

Long-term warranties                                                                    43,751              40,728
Long-term debt                                                                         724,378             831,354
Postretirement and postemployment benefits                                             208,195             203,695
Other long-term liabilities                                                             79,112              78,295
------------------------------------------------------------------------------------------------------------------
            Total liabilities                                                        1,833,075           2,063,080
------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
    Common stock $.005 par value; 200,000 shares authorized;
       issued 45,616 shares in 2001 and 45,377 shares in 2000                              228                 227
    Additional paid-in capital                                                         723,980             720,685
    Retained earnings                                                                  449,089             426,322
    Accumulated other comprehensive losses                                            (196,870)           (138,544)
    Treasury stock, at cost; 6,394 shares in 2001 and
       7,005 shares in 2000                                                           (236,938)           (259,601)
    Unearned compensation                                                                  (55)               (113)
------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                                 739,434             748,976
------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                         $ 2,572,509         $ 2,812,056
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            YEARS ENDED DECEMBER 31,
(in thousands, except per share data)                                             2001                2000                1999
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                     $ 3,930,677         $ 3,897,403         $ 3,877,029
Cost of goods sold                                                              3,179,891           3,071,454           3,089,401
---------------------------------------------------------------------------------------------------------------------------------
            Gross profit                                                          750,786             825,949             787,628
Selling, general and administrative expenses                                      578,611             606,984             569,151
Acquisition, integration, restructuring and other charges                          70,504              49,679              54,532
---------------------------------------------------------------------------------------------------------------------------------
            Income from operations                                                101,671             169,286             163,945
Interest expense, net                                                              67,150              81,587              61,150
Gain on divestitures                                                                   --             (26,902)             (9,627)
Equity in earnings of affiliates                                                   (2,444)             (6,368)             (5,660)
---------------------------------------------------------------------------------------------------------------------------------
            Income before income taxes and
               cumulative effect of accounting change                              36,965             120,969             118,082
(Benefit) provision for income taxes                                               (9,024)             14,362              41,303
---------------------------------------------------------------------------------------------------------------------------------
            Income before cumulative effect of
               accounting change                                                   45,989             106,607              76,779
Cumulative effect of accounting change -  write-off
    of start-up costs, net of tax of $442                                              --                  --                 897
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $    45,989         $   106,607         $    75,882
---------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
    Income before cumulative effect of accounting change                      $      1.19         $      2.80         $      1.93
    Accounting change                                                                  --                  --                (.02)
---------------------------------------------------------------------------------------------------------------------------------
    Net income                                                                       1.19                2.80                1.91
---------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
    Income before cumulative effect of accounting change                             1.17                2.78                1.93
    Accounting change                                                                  --                  --                (.02)
---------------------------------------------------------------------------------------------------------------------------------
    Net income                                                                $      1.17         $      2.78         $      1.91
---------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares and common equivalents outstanding:
       Basic                                                                       38,626              38,107              39,637
       Diluted                                                                     39,147              38,281              39,832
---------------------------------------------------------------------------------------------------------------------------------

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                                         YEARS ENDED DECEMBER 31,
(in thousands)                                                                   2001              2000              1999
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $  45,989         $ 106,607         $  75,882
---------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (losses):
    Foreign currency translation adjustments                                    (50,795)          (66,947)          (13,722)
    Cash flow hedges:
       Transition adjustment, net of tax of $(525)                                 (976)               --                --
       Reclassification adjustment, net of tax of $1,950                          3,622                --                --
       Net derivative losses, net of tax of $(3,937)                             (7,311)               --                --
    Minimum pension liability adjustments, net of tax of
       $(1,200), $(223) and $386 in 2001, 2000 and 1999,
       respectively                                                              (2,866)             (451)              785
---------------------------------------------------------------------------------------------------------------------------
            Total other comprehensive losses                                    (58,326)          (67,398)          (12,937)
---------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                   $ (12,337)        $  39,209         $  62,945
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEARS ENDED DECEMBER 31,
(in thousands)                                                                         2001              2000              1999
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                                     $   45,989        $  106,607        $   75,882
    Adjustments to reconcile net income to net
       cash provided by operating activities:
          Depreciation and amortization of property, plant and equipment               59,655            63,115            64,171
          Amortization of deferred charges and unallocated
            excess of cost over net assets acquired                                    27,024            28,443            24,119
          Provision for doubtful receivables                                            7,847             9,004            10,899
          Effect of non-cash charges                                                   28,694            36,502            58,807
          Gain on divestitures                                                             --           (26,902)           (9,627)
          Deferred income taxes                                                           126            (7,653)          (12,755)
          Cumulative effect of accounting change                                           --                --               897
          Loss on sale of fixed assets                                                  1,301             3,335             4,360
          Other                                                                         5,462            (1,443)           (2,020)
          Change in assets and liabilities net of effects from
            acquisitions and divestitures:
               Receivables, net                                                        57,820            19,297           (43,215)
               Inventories                                                            112,394           (53,753)           10,896
               Prepayments and other current assets                                    26,858            (7,296)           (4,042)
               Accounts payable and accrued expenses                                 (102,629)          (16,595)          (80,787)
               Income taxes                                                           (10,468)          (26,996)          (26,831)
               Other long-term assets and liabilities                                  (7,381)           (1,415)            1,990
---------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                                 252,692           124,250            72,744
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchases of and investments in other companies, net of cash acquired              (3,178)           (5,832)         (407,766)
    Proceeds from divestitures, net                                                        --            41,826            35,512
    Capital expenditures                                                              (98,126)          (93,971)         (104,065)
    Proceeds from sale of fixed assets                                                  2,491             5,543             1,155
---------------------------------------------------------------------------------------------------------------------------------
            Net cash used by investing activities                                     (98,813)          (52,434)         (475,164)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net payments on short-term debt                                                   (14,297)          (34,396)          (57,635)
    Net (payments) proceeds of commercial paper borrowings                           (255,198)           56,053           396,847
    Net proceeds from issuance of senior notes                                        197,623                --                --
    Net payments on other long-term debt                                              (67,270)          (84,398)          (13,180)
    Proceeds from sale lease-back                                                          --                --            82,397
    Proceeds from sale of receivables                                                      --                --            75,000
    Common stock issued                                                                21,100             8,033            13,636
    Treasury stock purchases                                                              (52)           (7,525)          (54,237)
    Dividends paid                                                                    (23,222)          (22,814)          (23,818)
---------------------------------------------------------------------------------------------------------------------------------
            Net cash (used) provided by financing activities                         (141,316)          (85,047)          419,010
---------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                   446               142               178
---------------------------------------------------------------------------------------------------------------------------------
            Net increase (decrease) in cash and cash equivalents                       13,009           (13,089)           16,768
Cash and cash equivalents at beginning of year                                         26,425            39,514            22,746
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $   39,434        $   26,425        $   39,514
---------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash paid (received) for:
    Interest                                                                       $   63,212        $   81,752        $   59,484
    Income taxes                                                                       (3,469)           44,244            62,306
Non-cash investing activities, acquisitions of business:
    Fair value of tangible and intangible assets acquired                          $    6,820        $    9,554        $  877,276
    Cash paid                                                                          (3,178)           (5,832)         (407,766)
    Liabilities assumed                                                            $    3,642        $    3,722        $  469,510
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                       ACCUMULATED
                                                                                         OTHERS
                                                        ADDITIONAL                       COMPRE-                       UNEARNED
                                            COMMON       PAID-IN         RETAINED        HENSIVE        TREASURY        COMPEN-
(in thousands, except per share data)        STOCK       CAPITAL         EARNINGS        LOSSES          STOCK          SATION
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                    $223      $ 700,959       $ 290,465       $ (58,209)      $(199,037)      $(3,602)
    Net income                                  --             --          75,882              --              --            --
    Cash dividends ($.60 per share)             --             --         (23,818)             --              --            --
    Purchase of treasury stock,
      at cost                                   --             --              --              --         (54,237)           --
    Issuance of common stock:
      Employee stock purchase plan               1          4,803              --              --              --            --
      Executive stock agreements, net           --            953              --              --              --          (919)
      Stock options exercised
        and other                                1          7,878              --              --              --            --
      Tax effect of options exercised           --            729              --              --              --            --
    Other comprehensive losses                  --             --              --         (12,937)             --            --
    Amortization of unearned
      compensation                              --             --              --              --              --         2,795
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                    $225      $ 715,322       $ 342,529       $ (71,146)      $(253,274)      $(1,726)
    Net income                                  --             --         106,607              --              --            --
    Cash dividends ($.60 per share)             --             --         (22,814)             --              --            --
    Purchase of treasury stock,
      at cost                                   --             --              --              --          (7,525)           --
    Issuance of common stock:
      Employee stock purchase plan               2          7,310              --              --              --            --
      Executive stock agreements, net           --         (1,593)             --              --             (26)        1,583
      Stock options exercised
        and other                               --           (467)             --              --           1,224            --
      Tax effect of options exercised           --            113              --              --              --            --
    Other comprehensive losses                  --             --              --         (67,398)             --            --
    Amortization of unearned
      compensation                              --             --              --              --              --            30
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                    $227      $ 720,685       $ 426,322       $(138,544)      $(259,601)      $  (113)
    Net income                                  --             --          45,989              --              --            --
    Cash dividends ($.60 per share)             --             --         (23,222)             --              --            --
    Purchase of treasury stock,
      at cost                                   --             --              --              --             (52)           --
    Issuance of common stock:
      Employee stock purchase plan               1          6,139              --              --              (1)           --
      Stock options exercised
        and other                               --         (7,755)             --              --          22,716            --
      Tax effect of options exercised           --          4,911              --              --              --            --
    Other comprehensive losses                  --             --              --         (58,326)             --            --
    Amortization of unearned
      compensation                              --             --              --              --              --            58
--------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001                    $228      $ 723,980       $ 449,089       $(196,870)      $(236,938)      $   (55)
--------------------------------------------------------------------------------------------------------------------------------

                                                                COMMON SHARES

(in thousands, except per share data)          TOTAL          ISSUED     TREASURY
---------------------------------------------------------------------------------
Balance, December 31, 1998                    $ 730,799       44,616       4,621
    Net income                                   75,882           --          --
    Cash dividends ($.60 per share)             (23,818)          --          --
    Purchase of treasury stock,
      at cost                                   (54,237)          --       2,078
    Issuance of common stock:
      Employee stock purchase plan                4,804          206          --
      Executive stock agreements, net                34           23           1
      Stock options exercised
        and other                                 7,879          217          --
      Tax effect of options exercised               729           --          --
    Other comprehensive losses                  (12,937)          --          --
    Amortization of unearned
      compensation                                2,795           --          --
---------------------------------------------------------------------------------
Balance, December 31, 1999                    $ 731,930       45,062       6,700
    Net income                                  106,607           --          --
    Cash dividends ($.60 per share)             (22,814)          --          --
    Purchase of treasury stock,
      at cost                                    (7,525)          --         299
    Issuance of common stock:
      Employee stock purchase plan                7,312          315          --
      Executive stock agreements, net               (36)          --          39
      Stock options exercised
        and other                                   757           --         (33)
      Tax effect of options exercise                113           --          --
    Other comprehensive losses                  (67,398)          --          --
    Amortization of unearned
      compensation                                   30           --          --
---------------------------------------------------------------------------------
Balance, December 31, 2000                    $ 748,976       45,377       7,005
    Net income                                   45,989           --          --
    Cash dividends ($.60 per share)             (23,222)          --          --
    Purchase of treasury stock,
      at cost                                       (52)          --           2
    Issuance of common stock:
      Employee stock purchase plan                6,139          236          --
      Stock options exercised
        and other                                14,961            3        (613)
      Tax effect of options exercise              4,911           --          --
    Other comprehensive losses                  (58,326)          --          --
    Amortization of unearned
      compensation                                   58           --          --
---------------------------------------------------------------------------------

Balance, December 31, 2001                    $ 739,434       45,616       6,394
---------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

York International Corporation (the Company, which may be referred to as we, us or our) is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration (HVAC&R) equipment comprised of four segments: Engineered Systems Group, York Refrigeration Group, Unitary Products Group and Bristol Compressors. We market our products and services throughout the world, and our customers range from residential contractors to design builders, commercial contractors, building owners and original equipment manufacturers.

USE OF ESTIMATES

Preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America (U.S.), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of York International Corporation and its wholly-owned and majority-owned subsidiaries. We eliminate all significant intercompany transactions.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORIES

We state inventories at the lower of cost or market using the last-in, first-out
(LIFO) or first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

We state property, plant and equipment at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Significant improvements and renewals are capitalized and depreciated. Depreciation is computed generally on a straight-line basis over the estimated useful lives of the assets as follows:

         Buildings                            15-30 years
         Machinery and equipment               3-12 years

UNALLOCATED EXCESS OF COST OVER NET ASSETS ACQUIRED

We amortize unallocated excess of cost over net assets acquired on a straight-line basis over periods of up to 40 years. Accumulated amortization related to such excess as of December 31, 2001 and 2000, was $156.1 million and $133.8 million, respectively. Amortization expense was $24.3 million, $25.5 million and $20.3 million in 2001, 2000 and 1999, respectively. We assess the recoverability or impairment, if any, of the elements of this intangible asset by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations or the long-lived assets to which the unallocated excess is attributed.

Effective January 1, 2002 we will adopt Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," as required. Under SFAS No. 142, we will no longer amortize goodwill and other intangible assets with indefinite useful lives, but instead will test those assets for impairment at least annually. Intangible assets with definite useful lives will be amortized over such lives to their estimated residual values. We are required to assess, in accordance with the provisions of SFAS No. 142, whether there is an indication that any goodwill or other intangible assets with indefinite useful lives are impaired no later than June 30, 2002. As soon as possible after a determination that any goodwill or other intangible assets with indefinite useful lives may be impaired, but not later than December 31, 2002, we must re-compute the amount of such goodwill or other intangible assets with indefinite useful lives in accordance with the provisions of SFAS No. 142. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle. We estimate the adoption of SFAS No. 142 will result in a significant cumulative effect adjustment that may exceed $200 million.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

We provide postretirement and postemployment benefits to certain of our employees and former employees. These benefits include pension, salary continuance, severance, life insurance and health care. Benefits are accrued over the employees' service periods or at the date of the event triggering the benefit.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment to SFAS No. 133, on January 1, 2001. These statements require that all derivative instruments be recognized in the balance sheet at fair value and establish criteria for the designation of hedges and the determination of effectiveness of hedging relationships for fair value and cash flow hedges.

SFAS No. 133 required the transition adjustment, resulting from the adoption of these statements, to be reported as the cumulative effect of a change in accounting principle. The amount of transition adjustment recorded in accumulated other comprehensive losses as a result of recognizing the fair value of derivatives, designated as cash flow hedges, was a net unrealized loss of $1.5 million. There were no transition adjustments relating to hedges of net investments in foreign operations or fair value hedges. The amount of transition adjustment recorded in cost of goods sold during 2001 as a result of recognizing the fair value of derivatives, not qualifying as hedges, was a net gain of $0.6 million.

We are exposed to market risk associated with changes in interest rates, foreign currency exchange rates, and certain commodity prices. To enhance our ability to manage these market risks, we enter into derivative instruments, pursuant to our policies, for periods consistent with the related underlying exposures. Derivative instruments are designated as either fair value hedges, cash flow hedges, net investment hedges, or non-qualifying hedges at inception of the hedge. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in fair value or cash flows of the underlying exposures being hedged. We mitigate the risk that the counter-party to these derivative instruments will fail to perform by only entering into derivative instruments with major financial institutions. We do not typically hedge our market risk exposures beyond three years and do not hold or issue derivative instruments for trading purposes.

Recognized gains or losses for the year ended December 31, 2001 as a result of the discontinuance of cash flow hedges were immaterial. During the year ended December 31, 2001, the amount recognized in cost of goods sold due to ineffectiveness of commodity cash flow hedges was a net loss of $0.6 million. As of January 1, 2001 and during the year ended December 31, 2001, we had no outstanding derivative instruments relating to hedges of net investments in foreign operations. Certain derivative instruments are not designated as hedging instruments as they hedge immaterial exposures.

Currency Rate Hedging

We manufacture and sell our products in a number of countries throughout the world, and therefore, are exposed to movements in various currencies against the United States Dollar and against the currencies in which we manufacture. Through our currency hedging activities, we seek to minimize the risk that cash flows resulting from the sale of products, manufactured in a currency different from the currency used by the selling subsidiary, will be affected by changes in foreign currency exchange rates. We do not, however, hedge foreign exposures that are considered immaterial or in highly correlated currencies. We manage our foreign currency risks by hedging our foreign currency exposures with foreign currency derivative instruments (forward contracts and purchased option contracts). Foreign currency derivative instruments are matched to the underlying foreign currency exposures and are executed to minimize foreign exchange transaction costs.

Changes in fair value of foreign currency derivative instruments, qualifying as cash flow hedges, are reported in accumulated other comprehensive income. The gains or losses on these hedges are reclassified in earnings as the underlying hedged items affect earnings. As of December 31, 2001, we forecasted that the amount of net losses in accumulated other comprehensive losses that will be reclassified into earnings within the next twelve months is not significant.

Commodity Price Hedging

We purchase raw material commodities and are at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper for manufacturing requirements, we enter into commodity forward contracts to effectively fix our cost of the commodity. These contracts require each settlement between our counterparty and us to coincide with cash market purchases of the actual commodity.

Changes in the fair value of commodity derivative instruments qualifying as cash flow hedges are reported in accumulated other comprehensive income. The gains or losses are reclassified in earnings as the underlying hedged items affect earnings. As of December 31, 2001, we forecasted that $5.8 million of net losses in accumulated other comprehensive losses will be reclassified into earnings within the next twelve months.

Interest Rate Hedging

We manage our interest rate risk by entering into both fixed and variable rate debt at the lowest possible costs. In addition, we enter into interest rate swap contracts in order to achieve a cost effective mix of fixed and variable rate indebtedness. Under these contracts, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated from an agreed upon referenced notional amount. The notional amounts are not exchanged and no other cash payments are made unless the contract is terminated prior to maturity.

We have designated our outstanding interest rate swap contracts as fair value hedges of an underlying fixed rate debt obligation. The fair value of these contracts is recorded in other long-term assets or liabilities with a corresponding increase or decrease in the fixed rate debt obligation. The change in fair values of both the fair value hedge instruments and the underlying debt obligations are recorded as equal and offsetting unrealized gains and losses in the interest expense component of the consolidated statements of operations. All existing fair value hedges are 100% effective. As a result, there is no impact on current earnings resulting from hedge ineffectiveness.

REVENUE RECOGNITION

For HVAC&R equipment and parts sales, revenue is recognized when title transfers pursuant to shipping terms. For equipment sales under long-term contractual arrangements, revenue is recognized on a percentage of completion basis. Service revenues are recognized upon performance of the service. Revenue under long-term service agreements is recognized over the period of the service agreement. Revenue relating to installation is recorded based on the fair value of the service and recognized upon completion.

Amounts billed to customers related to shipping and handling are included in revenue at the time of shipment. We include shipping and handling costs in cost of goods sold.

INCOME TAXES

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Earnings of foreign operations are reinvested in the business and no provision for domestic income tax or foreign withholding tax is made on such earnings until distributed.

PRODUCT RELATED EXPENSES

We charge advertising, research and development, and other product-related costs to expense as incurred. Advertising expense was $27.7 million, $34.7 million and $26.6 million in 2001, 2000 and 1999, respectively. Research and development costs were $46.2 million, $46.9 million, and $41.0 million in 2001, 2000 and 1999, respectively. We accrue estimated warranty costs at the time of sale. Estimated warranty costs are based upon the historical trend of warranty claims and include estimated costs for labor and parts. Warranty expense was $74.3 million, $59.5 million and $65.7 million in 2001, 2000 and 1999, respectively.

EARNINGS PER SHARE

Basic earnings per share is based upon the weighted average common shares outstanding during the period. Diluted earnings per share is based upon the weighted average outstanding common shares and common share equivalents.

FOREIGN CURRENCY TRANSLATION

The functional currency for the majority of our foreign operations is the applicable local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in currency translation adjustments in accumulated other comprehensive losses. Gains or losses resulting from foreign currency transactions are included in the results of operations.

ACCOUNTING FOR STOCK-BASED COMPENSATION

We apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock-based compensation plans. Information related to stock-based compensation awards is presented in note 17 to the consolidated financial statements along with the disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation."

START-UP ACTIVITIES

In 1999, we adopted AICPA Statement of Position (SOP) 98-5, "Reporting on the Cost of Start-Up Activities," which requires that costs of start-up activities, including organization costs, be expensed as incurred. In January 1999, we recorded a charge of $0.9 million, net of $0.4 million in related income taxes, to write-off start-up activities in accordance with the SOP.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

NOTE 2--FINANCIAL INSTRUMENTS

FOREIGN CURRENCY INSTRUMENTS

The following table reflects the notional and estimated fair values of forward currency contracts outstanding as of December 31, 2001 and 2000. Foreign currency amounts were translated at current exchange rates as of the reporting date. Fair values reflect the estimated net amount that we would receive to terminate the contracts, as of the reporting date, based on quoted market prices.

                                                  2001                           2000
                                    -----------------------------------------------------------
(USD equivalents in thousands)      Notional Amount   Fair Value   Notional Amount   Fair Value
-----------------------------------------------------------------------------------------------
Forwards                                $92,514          $1,768        $108,315        $1,414
-----------------------------------------------------------------------------------------------

The following table summarizes our contractual amounts of forward currency contracts as of December 31, 2001 and 2000. Foreign currency amounts were translated at current exchange rates as of the reporting date. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies.

                                                2001                            2000
                                       -------------------------------------------------------

(USD equivalents in thousands)           BUY             SELL            BUY            SELL
----------------------------------------------------------------------------------------------
Brazilian Real                         $    --         $ 3,643         $    --         $    --
Canadian Dollar                             --           5,313              --              --
Danish Krone                            44,186           5,054          59,917           4,134
EURO                                     9,430          28,569           5,661          55,310
British Pound Sterling                   3,530           1,304           9,936           1,371
Japanese Yen                                --             428              --           2,230
Norwegian Krone                            847           6,786           1,211           4,055
Singapore Dollar                           178           2,093              --           1,793
South African Rand                          --           3,023              --           1,087
Swedish Krona                            7,203           6,462          20,084           1,535
Other Currencies                            --           3,703           1,162           1,547
U.S. Dollar                             26,979          24,979          10,800          34,481
----------------------------------------------------------------------------------------------

COMMODITY CONTRACTS

The following table reflects the pounds hedged, notional amount and estimated fair value of our commodity hedging contracts outstanding as of December 31, 2001 and 2000.

COPPER EXPOSURE, 2001
(in thousands)
------------------------------------------------------------------------
Year            POUNDS HEDGED         NOTIONAL AMOUNT         FAIR VALUE
------------------------------------------------------------------------
2002                38,400               $31,964               $(5,511)
2003                39,000                29,544                (1,261)
2004                18,000                13,200                   331
------------------------------------------------------------------------

COPPER EXPOSURE, 2000
(in thousands)
------------------------------------------------------------------------
Year            POUNDS HEDGED         NOTIONAL AMOUNT         FAIR VALUE
------------------------------------------------------------------------
2001                36,000               $31,677               $(1,204)
2002                28,800                24,836                  (863)
------------------------------------------------------------------------

INTEREST RATE INSTRUMENTS

As of December 31, 2001 we had interest rate swap contracts to pay variable interest, based on the six-month LIBOR rate, and receive a fixed rate of interest of 6.625% on a notional amount of $100 million. As of December 31, 2001, the fair value of these swap contracts was an unrealized gain of $2.1 million.

                                                              2001                                     2000
                                             ---------------------------------------------------------------------------
(USD equivalents in thousands)               NOTIONAL AMOUNT        FAIR VALUE         NOTIONAL AMOUNT        FAIR VALUE
------------------------------------------------------------------------------------------------------------------------
Interest rate swaps:
    Fixed to variable rates                     $100,000              $2,125               $  --                $  --
------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our other financial instruments are as follows:

                                                               2001                                 2000
                                                   -----------------------------------------------------------------
                                                   CARRYING             FAIR             CARRYING             FAIR
(in thousands)                                      AMOUNT              VALUE             AMOUNT              VALUE
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                          $ 39,434           $ 39,434           $ 26,425           $ 26,425
Bank loans (primarily foreign currency)              32,963             32,963             47,260             47,260
Long-term debt:
    Domestic bank lines                                  --                 --              6,200              6,200
    Commercial paper                                197,702            197,702            452,900            452,900
    Senior notes at 6.75%                           100,000            102,570            100,000             98,235
    Senior notes at 6.625%                          200,000            202,185                 --                 --
    Senior notes at 6.70%                           200,000            197,200            200,000            182,820
    Other (primarily foreign bank loans)             30,317             30,317             89,262             89,262
--------------------------------------------------------------------------------------------------------------------

The fair values of each of our long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using our current borrowing rate for similar debt instruments of comparable maturity.

NOTE 3--RECEIVABLES, NET

Receivables, net consists of:

(in thousands)                                            2001               2000
-----------------------------------------------------------------------------------
Customers, trade                                        $555,772           $618,112
Affiliate receivables, trade                               3,970              7,758
Other receivables                                         79,825             79,148
-----------------------------------------------------------------------------------

                                                         639,567            705,018
Less allowance for doubtful receivables                   25,675             24,551
-----------------------------------------------------------------------------------

Receivables, net                                        $613,892           $680,467
-----------------------------------------------------------------------------------

Pursuant to the terms of a revolving facility, we sell our trade receivables to a wholly-owned, consolidated subsidiary, York Receivables Funding LLC (YRFLLC). In turn, YRFLLC sells, on a revolving basis, up to $175 million undivided ownership interest in the purchased trade receivables to bank conduits. We continue to service the receivables. No servicing asset or liability has been recognized as our cost to service the receivables approximates the servicing income.

In accordance with the facility, YRFLLC has sold $175 million of undivided interest in trade receivables as of December 31, 2001. The proceeds from the sale were reflected as a reduction of receivables in the accompanying consolidated balance sheet as of December 31, 2001. The discount rate on the trade receivables sold was 2.00% as of December 31, 2001.

Excluded from receivables in the accompanying consolidated balance sheet at December 31, 2000 was $175 million of receivables sold pursuant to a prior sales agreement, which was replaced by the current facility. The discount rate on the receivables sold was 6.66% as of December 31, 2000.

NOTE 4--INVENTORIES

Inventories consist of:

(in thousands)                                            2001               2000
-----------------------------------------------------------------------------------
Raw material                                            $143,148           $187,136
Work in progress                                         101,575            122,232
Finished goods                                           270,537            331,729
-----------------------------------------------------------------------------------
Inventories                                             $515,260           $641,097
-----------------------------------------------------------------------------------

Inventories valued under the LIFO method comprised approximately 25% and 35% of the December 31, 2001 and 2000 totals, respectively. If valued under the FIFO method, inventories would have been greater by $11.1 million and $11.0 million as of December 31, 2001 and 2000, respectively.

NOTE 5--PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of:

(in thousands)                                            2001               2000
-----------------------------------------------------------------------------------
Current deferred income tax assets, net                 $ 43,090           $ 43,254
Prepaid insurance                                          3,562             19,332
Prepaid materials and supplies                            12,392             18,220
Deferred employee benefits                                    --             10,266
Other                                                     22,839             18,748
-----------------------------------------------------------------------------------
Prepayments and other current assets                    $ 81,883           $109,820
-----------------------------------------------------------------------------------

NOTE 6--INVESTMENTS IN AFFILIATES

We own interests in affiliate operations located in Malaysia, Cyprus, Saudi Arabia, Spain, Denmark, Japan, Korea, Morocco, South Africa and the United States. These investments are accounted for using the equity method of accounting and total $25.0 million and $24.9 million as of December 31, 2001 and 2000, respectively. Dividends received from affiliates were $2.9 million, $4.8 million and $1.0 million in 2001, 2000 and 1999, respectively.

NOTE 7--PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of:

(in thousands)                                            2001               2000
-----------------------------------------------------------------------------------
Land                                                    $ 30,441           $ 32,559
Buildings                                                186,607            175,559
Machinery and equipment                                  579,595            586,669
Construction in progress                                  64,765             53,330
Capital leases                                             2,793             12,365
-----------------------------------------------------------------------------------
                                                         864,201            860,482
Less accumulated depreciation and amortization           383,202            376,185
-----------------------------------------------------------------------------------
Property, plant and equipment, net                      $480,999           $484,297
-----------------------------------------------------------------------------------

Amortization of plant and equipment under capital leases has been included in depreciation and amortization expense. Accumulated amortization was $2.0 million and $4.7 million as of December 31, 2001 and 2000, respectively.

NOTE 8--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of:

(in thousands)                                                      2001               2000
---------------------------------------------------------------------------------------------
Accounts payable, trade and other                                 $441,533           $505,263
Employee compensation, benefits and related accruals               143,428            166,956
Warranties and claims                                               50,806             51,068
Accrued insurance                                                   21,569             24,521
Other accrued expenses                                              78,626             81,815
---------------------------------------------------------------------------------------------

Accounts payable and accrued expenses                             $735,962           $829,623
---------------------------------------------------------------------------------------------

NOTE 9--NOTES PAYABLE AND LONG-TERM DEBT

As of December 31, 2001 and 2000, our borrowings consisted of senior notes, commercial paper issuances and various other bank and term loans. The commercial paper issuances and certain bank loans are expected to be reborrowed in the ordinary course of business, depending on our financing needs. In addition, we have available a $400 million Five Year Credit Agreement, which expires on May 29, 2006, and a $300 million 364-Day Credit Agreement, which expires on May 28, 2002 (collectively, the New Agreements). As of December 31, 2000, we had available a $400 million 364-day Revolving Credit Agreement and a $500 million Amended Credit Agreement that were cancelled on May 30, 2001. As of December 31, 2001 and 2000, no amounts were outstanding under the agreements.

The $400 million Five Year Credit Agreement provides for borrowings at London InterBank Offering Rate (LIBOR) plus 0.75% or 0.875%, and the $300 million 364-Day Credit Agreement provides for borrowings at LIBOR plus 0.775% or 0.90%, based on the amount of facility utilization. We pay annual fees of 0.125% on the $400 million facility and 0.10% on the $300 million facility. The New Agreements allow for borrowings at specified bid rates. As of December 31, 2001 and December 31, 2000, the three-month LIBOR rate was 1.86% and 6.36%, respectively. The New Agreements contain financial covenants requiring us to maintain certain financial ratios and standard provisions limiting leverage and liens. We were in compliance with these financial covenants as of December 31, 2001 and 2000.

We have additional domestic bank lines that provide for total borrowings of $100 million as of December 31, 2001 and 2000, of which $100.0 million and $93.8 million, respectively, were unused. Our non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $386.3 million and $349.3 million as of December 31, 2001 and 2000, respectively, of which $276.1 million and $301.0 million, respectively, were unused. Generally, borrowings against these credit facilities have been guaranteed by us to assure availability of funds at favorable rates.

Notes payable and long-term debt consist of:

(in thousands)                                                                                        2001           2000
---------------------------------------------------------------------------------------------------------------------------
Notes payable and current portion of long-term debt:
    Bank loans (primarily foreign currency)                                                         $ 32,963       $ 47,260
    Current portion of long-term debt                                                                  3,641         17,008
---------------------------------------------------------------------------------------------------------------------------

Total                                                                                               $ 36,604       $ 64,268
---------------------------------------------------------------------------------------------------------------------------

Long-term debt:
    Domestic bank lines at an average 7.40% in 2000                                                 $     --       $  6,200
    Commercial paper, 2.38% interest in 2001 and 6.96% interest in 2000                              197,702        452,900
    Senior notes, 6.75% interest, due March 2003                                                     100,000        100,000
    Senior notes, 6.625% interest, due August 2006                                                   200,000             --
    Senior notes, 6.70% interest, due June 2008                                                      200,000        200,000
    Other (primarily foreign bank loans) at an average rate of 6.38% in 2001 and 5.02% in 2000        30,317         89,262
---------------------------------------------------------------------------------------------------------------------------
            Total                                                                                    728,019        848,362

Less current portion                                                                                  (3,641)       (17,008)
---------------------------------------------------------------------------------------------------------------------------

Noncurrent portion                                                                                  $724,378       $831,354
---------------------------------------------------------------------------------------------------------------------------

Annual principal payments on long-term debt are as follows for the fiscal years indicated:

(in thousands)
------------------------------------------------------------------
2002                                                      $  3,641
2003                                                       102,277
2004                                                         2,102
2005                                                         1,972
2006                                                       401,595
Thereafter                                                 216,432
------------------------------------------------------------------

Interest expense is net of interest income of $8.6 million, $8.7 million and $5.1 million in 2001, 2000 and 1999, respectively.

NOTE 10--POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

A majority of our U.S. employees participate in noncontributory pension plans, and a majority of our non-U.S. employees participate in contributory or noncontributory pension plans. Plans covering salaried and management employees provide pension benefits that are based on the employee's compensation several years before retirement. Plans covering hourly employees and union members generally provide stated benefit amounts for each year of service. Contributions to the plans are based upon the projected unit credit actuarial funding method and are limited to amounts that are currently deductible for tax reporting purposes. We also have an unfunded supplemental benefit plan for certain members of senior management.

In addition to retirement income benefits, we have several unfunded postretirement health and life insurance plans covering certain employees who were hired before February 1, 1993 and retire under the normal, early or disability retirement provisions of any one of our domestic defined benefit pension plans. Former employees who retired prior to February 1, 1993, contribute to the cost of the plans, although we pay the majority of the cost. Employees retiring after February 1, 1993, contribute to the cost of the plans based on an indexed service-related premium. Employees hired after February 1, 1993, are not eligible for the plans.

The following table sets forth the funded status and amounts recognized in our consolidated balance sheets:

                                                                  PENSION BENEFITS                    OTHER BENEFITS
                                                            ----------------------------------------------------------------
(in thousands)                                                 2001              2000              2001              2000
----------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
    Benefit obligation at beginning of year                 $(438,545)        $(400,765)        $(101,272)        $(117,693)
    Sale of company                                               249                --                --                --
    Service cost                                              (16,818)          (16,442)           (1,520)           (2,129)
    Interest cost                                             (29,675)          (28,060)           (7,336)           (8,389)
    Contributions by plan participants                           (873)             (969)             (878)             (663)
    Actuarial loss (gain)                                      10,594            (3,640)            5,294             6,387
    Plan assumptions                                          (24,237)           (8,778)           (4,146)            1,266
    Benefits paid                                              27,468            30,853             8,375             7,899
    Plan amendments                                            (4,265)           (9,561)           (1,624)           12,050
    Curtailments                                                   --                --             6,119                --
    Foreign exchange                                            5,649            (1,183)               --                --
    Other                                                         (79)               --                --                --
----------------------------------------------------------------------------------------------------------------------------
            Benefit obligation at end of year                (470,532)         (438,545)          (96,988)         (101,272)
----------------------------------------------------------------------------------------------------------------------------
Change in plan assets:
    Fair value of plan assets at beginning of year            437,768           473,429                --                --
    Actual return on plan assets                              (29,855)           (6,280)               --                --
    Contributions by employer                                   6,133            11,092             7,497             7,236
    Contributions by plan participants                            873               969               878               663
    Benefits paid                                             (27,468)          (30,853)           (8,375)           (7,899)
    Foreign exchange                                           (3,684)          (10,589)               --                --
----------------------------------------------------------------------------------------------------------------------------
            Fair value of plan assets at end of year          383,767           437,768                --                --
----------------------------------------------------------------------------------------------------------------------------
            Funded status                                     (86,765)             (777)          (96,988)         (101,272)

Unrecognized prior service cost                                33,051            35,855           (14,322)          (12,239)
Unrecognized loss (gain)                                        9,553           (80,785)           (1,539)           (5,429)
----------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                       $ (44,161)        $ (45,707)        $(112,849)        $(118,940)
----------------------------------------------------------------------------------------------------------------------------

Amounts recognized in consolidated balance sheets:
    Prepaid benefit cost                                    $  41,369         $  37,845         $      --         $      --
    Accrued benefit liability                                 (99,346)          (88,755)         (112,849)         (118,940)
    Intangible asset                                            9,076             4,529                --                --
    Accumulated other comprehensive income                      4,740               674                --                --
----------------------------------------------------------------------------------------------------------------------------

Net amount recognized                                       $ (44,161)        $ (45,707)        $(112,849)        $(118,940)
----------------------------------------------------------------------------------------------------------------------------

Net periodic benefit costs include the following components:

                                                                  PENSION BENEFITS                     OTHER BENEFITS
                                                        -------------------------------------------------------------------------
(in thousands)                                            2001         2000         1999         2001         2000         1999
---------------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
    Service cost - benefits earned during the period    $ 16,818     $ 16,442     $ 17,995     $  1,520     $  2,129     $  2,642
    Interest cost on projected benefit obligations        29,675       28,060       25,415        7,336        8,389        8,131
    Expected return on plan assets                       (40,199)     (39,970)     (32,238)          --           --           --
    Amortization of prior service cost                     3,238        3,356          352       (1,236)          92          529
    Amortization of net gain                              (6,244)      (4,111)        (347)        (430)        (293)        (127)
    Curtailments                                              --           --           --       (6,119)          --           --
    Other                                                  2,734           --          250          336           --           --
---------------------------------------------------------------------------------------------------------------------------------

Net periodic benefit cost                               $  6,022     $  3,777     $ 11,427     $  1,407     $ 10,317     $ 11,175
---------------------------------------------------------------------------------------------------------------------------------

Weighted average assumptions as of December 31 are as follows:

                                                       PENSION BENEFITS                   OTHER BENEFITS
                                                ------------------------------------------------------------
                                                    2001             2000             2001             2000
------------------------------------------------------------------------------------------------------------
Discount rate                                       7.25%            7.75%            7.25%            7.75%
Expected return on plan assets                      9.75%            9.75%              --               --
Rate of compensation increase                       4.75%            4.75%              --               --
------------------------------------------------------------------------------------------------------------

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

(in thousands)                                                   1% INCREASE   1% DECREASE
-------------------------------------------------------------------------------------------
Effect on total of service and interest cost components           $  1,545      $ (1,245)
Effect on postretirement benefit obligation                         14,997       (12,287)
-------------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $313.9 million, $270.3 million and $203.8 million, respectively, as of December 31, 2001 and $129.7 million, $126.2 million and $81.3 million, respectively, as of December 31, 2000.

Certain employees also participate in various investment plans. Under the plans, the employees may voluntarily contribute a percentage of their compensation. We contribute a cash amount based on the participants' contributions. Our contributions were approximately $1.6 million, $1.8 million and $1.8 million in 2001, 2000 and 1999, respectively.

NOTE 11--COMMITMENTS AND CONTINGENCIES

SALE LEASEBACK

In December 1999, we sold certain machinery and equipment for net proceeds of $82.4 million and entered into a five year operating lease for the use of the machinery and equipment. At the end of the lease term, we may purchase the leased assets at fair market value, return the leased assets to the lessor or extend the lease for up to five additional years. If we choose to return the leased assets at the end of the initial lease term, we are obligated to pay the lessor a maximum of $33.8 million. The book value of the machinery and equipment sold was $40.4 million. The excess of the proceeds over the book value was deferred and is included in other long-term liabilities in the accompanying consolidated balance sheets. The excess of the deferred gain over the maximum return obligation is being amortized over the lease term.

LEASES

We have numerous non-cancelable leases with terms exceeding one year. At December 31, 2001, lease commitments, including the return obligation on the sale leaseback, for all of our operating leases are as follows:

(in thousands)
-------------------------------------------
2002                               $ 36,548
2003                                 30,490
2004                                 58,091
2005                                 10,785
2006                                  7,834
Thereafter                            9,452
-------------------------------------------

Total                              $153,200
-------------------------------------------

Total rental expense was $43.4 million, $40.4 million and $40.5 million in 2001, 2000 and 1999, respectively.

CONTINGENT LIABILITIES

Our contingent liabilities consist of:

(in thousands)                                      2001          2000
------------------------------------------------------------------------
Standby and trade letters of credit               $ 29,843      $ 20,371
Performance guarantees                             180,324       205,990
Guarantee of affiliate debt                         24,763        22,000
------------------------------------------------------------------------

We issue performance guarantees to certain customers to support our performance under the terms of the related sales.

Contingent liabilities are expected to expire and be replaced with similar items in the normal course of business.

We believe that various current claims and litigation have been adequately provided for or are covered by insurance. Therefore, the resolution of such matters is not expected to materially affect our financial position or future earnings.

OTHER COMMITMENTS

As of December 31, 2001, we have unconditional purchase obligations to purchase raw materials in the amount of $15.2 million.

NOTE 12--INCOME TAXES

Components of earnings and taxes consist of:

(in thousands)                                                                   2001                2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes:
   U.S                                                                       $   (1,104)          $   74,770           $   89,971
   Non-U.S                                                                       38,069               46,199               28,111
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                 36,965              120,969              118,082
-----------------------------------------------------------------------------------------------------------------------------------

Income tax (benefit) expense:
   Current:
     U.S. Federal                                                               (23,841)               2,370               30,556
     State                                                                        1,305                  459                  892
     Non-U.S                                                                      9,833               16,376               18,287
-----------------------------------------------------------------------------------------------------------------------------------

           Total current                                                        (12,703)              19,205               49,735
-----------------------------------------------------------------------------------------------------------------------------------

     Deferred:
        U.S                                                                         949               22,644                1,488
        Non-U.S                                                                   2,730              (27,487)              (9,920)
-----------------------------------------------------------------------------------------------------------------------------------

           Total Deferred                                                         3,679               (4,843)              (8,432)
-----------------------------------------------------------------------------------------------------------------------------------

(Benefit) provision for income taxes                                         $   (9,024)          $   14,362           $   41,303
-----------------------------------------------------------------------------------------------------------------------------------

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following:

(in thousands)                                                                   2001                2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------

Tax expense at statutory rate                                                $   12,938           $   42,339           $   41,329
Increase (decrease) resulting from:
      Equity in earnings of affiliates/minority interest                            630                 (173)                (693)
      Taxes on foreign earnings                                                 (24,106)             (34,775)                 880
      State income taxes-current                                                    848                  298                  580
      Purchase accounting adjustments                                             8,403                8,708                6,811
      State income taxes-deferred                                                    40                2,877                 (239)
      Export incentives                                                          (3,955)              (5,725)              (5,496)
      Other                                                                      (3,822)                 813               (1,869)
-----------------------------------------------------------------------------------------------------------------------------------

(Benefit) provision for income taxes                                         $   (9,024)          $   14,362           $   41,303
-----------------------------------------------------------------------------------------------------------------------------------

In 2001, taxes on foreign earnings include a $20 million tax benefit recognized in connection with a restructuring action involving the disposition of foreign operations. In 2000, taxes on foreign earnings include $17.1 million in tax benefits recognized in connection with foreign tax loss carryforwards and $14.8 million in tax benefits recognized in connection with foreign tax planning actions.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000 are presented below:

(in thousands)                                                                                         2001                2000
-----------------------------------------------------------------------------------------------------------------------------------

Deferred tax assets:
   Accounts receivable, principally due to allowance for doubtful accounts                         $    5,218           $    3,533
   Inventories, including uniform capitalization                                                       12,431               18,823
   Accrued expenses, due to accrual for financial reporting purposes                                   17,579                9,375
   Warranty reserves, due to accrual for financial reporting purposes                                  25,894               23,253
   Postretirement and postemployment benefits                                                          65,684               66,630
   Foreign tax loss carryforwards                                                                      49,174               51,806
   Foreign tax credit carryforwards                                                                     3,000                   --
   Other                                                                                                  966               10,997
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      179,946              184,417
   Valuation allowances for foreign tax loss carryforwards                                            (30,615)             (23,823)
-----------------------------------------------------------------------------------------------------------------------------------

            Total deferred tax assets, net of valuation allowances                                    149,331              160,594
-----------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Plant, equipment and intangible assets due to purchase accounting
     adjustments and differences in depreciation and amortization                                      31,833               41,253
   Inventory, due to purchase accounting adjustments                                                   18,259               15,765
   Other                                                                                                   --                4,208
-----------------------------------------------------------------------------------------------------------------------------------

                Total deferred tax liabilities                                                         50,092               61,226
-----------------------------------------------------------------------------------------------------------------------------------

Net deferred tax assets                                                                            $   99,239           $   99,368
-----------------------------------------------------------------------------------------------------------------------------------

Based on our historical and current pre-tax earnings as well as projections of future taxable income, management believes it is more likely than not that we will realize the net deferred tax assets.

The $6.8 million increase in the valuation allowance during 2001 is attributable to increased tax losses in jurisdictions where management believes it is unlikely the tax benefit will be realized. The majority of those tax losses which are subject to expiration limitations expire over the next five years. The remainder of the tax losses carry no expiration date.

The IRS has initiated an examination of our Federal income tax returns for 1997, 1998 and 1999. Various other federal, state and foreign tax returns are under examination by the applicable authorities. We do not anticipate any material effect to our consolidated financial statements resulting from these examinations.

Neither income taxes nor foreign withholding taxes have been provided on $204 million and $157 million of cumulative undistributed earnings of foreign subsidiaries and affiliates at December 31, 2001 and 2000, respectively. These earnings are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $26 and $18 million of deferred income taxes, consisting of foreign withholding taxes and additional U.S. tax net of foreign tax credits, would have been provided at December 31, 2001 and 2000, respectively.

NOTE 13--ACQUISITIONS AND DIVESTITURES

In June 1999, we acquired all of the outstanding capital stock of Sabroe A/S (Sabroe), a Danish company, for $407.1 million in cash and assumed debt of $216.0 million. Sabroe was a world leader in supplying refrigeration systems and products.

The acquisition was accounted for under the purchase method of accounting and the Sabroe assets, liabilities and results of operations, since acquisition, are included in the consolidated financial statements. The final allocation of the purchase price reflected acquisition expenses of $7.3 million, deferred taxes of $30.4 million, restructuring costs of $25.1 million and a deferred tax asset of $9.0 million relating to a pre-acquisition loss carryforward. The allocation of the purchase price and other costs resulted in the following components of intangible assets, based on independent appraisals and other information, and related straight-line amortization periods:

(in thousands)                                                                   INTANGIBLE ASSETS             AMORTIZATION PERIOD
-----------------------------------------------------------------------------------------------------------------------------------

Unallocated excess of cost over net assets acquired                                  $  440,338                      30 years
Trademark and tradenames                                                                 35,480                      30 years
Proprietary technology and patents                                                        2,050                      15 years
-----------------------------------------------------------------------------------------------------------------------------------

Total intangibles                                                                    $  477,868
-----------------------------------------------------------------------------------------------------------------------------------

We executed a plan for integrating Sabroe into the York Refrigeration Group. The Sabroe portion of the plan included the Retech and Norrkoping manufacturing plant closures in Denmark and Sweden, respectively, certain duplicate sales and service office closures in Europe and Asia, product rationalizations, workforce reductions and other costs. The following summarizes the restructuring costs:

                                 NON-CASH     ACCRUALS                 NON-CASH     ACCRUALS
                               WRITE-DOWNS  ESTABLISHED   UTILIZED    WRITE-DOWNS  ESTABLISHED   UTILIZED     UTILIZED   REMAINING
(in thousands)                   IN 1999      IN 1999      IN 1999      IN 2000      IN 2000      IN 2000      IN 2001    ACCRUALS
-----------------------------------------------------------------------------------------------------------------------------------

Fixed asset write-downs         $ 2,542      $     --      $    --      $ 3,406      $    --      $    --      $    --       $--
Inventory write-downs             1,849            --           --        2,187           --           --           --        --
Severance costs                      --         9,299        3,402           --        2,155        7,052        1,000        --
Contractual obligations              --         1,911          336           --           32          458        1,149        --
Other                                --           632          276           --        1,983        1,860          479        --
-----------------------------------------------------------------------------------------------------------------------------------

                                $ 4,391      $ 11,842      $ 4,014      $ 5,593      $ 4,170      $ 9,370      $ 2,628      $ --
-----------------------------------------------------------------------------------------------------------------------------------

The following unaudited pro forma summary combines the consolidated results of operations of York and Sabroe as if the acquisition had occurred at the beginning of 1999. The pro forma summary includes adjustments for amortization expense as a result of unallocated excess of cost over net assets acquired and other intangible assets as presented above, interest expense on acquisition debt issued to finance the purchase, adjusted depreciation expense as a result of new fixed assets bases and the estimated income tax effect of the pro forma adjustments. The pro forma summary is for informational purposes only and may not necessarily reflect our results of operations had Sabroe operated as part of York for the period presented.

                                                                                                           1999
                                                                                        -------------------------------------------
                                                                                                                     PRO FORMA
(in thousands, except per share data)                                                         HISTORICAL            (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                                    $  3,877,029          $  4,110,601
Income before cumulative effect of accounting change                                               76,779                70,313
Net income                                                                                         75,882                69,416
Diluted earnings per share:
      Income before cumulative effect of accounting change                                   $       1.93          $       1.76
      Net income                                                                             $       1.91          $       1.74
-----------------------------------------------------------------------------------------------------------------------------------

In 2000, we recorded gains of $26.9 million on the sale of Northfield Freezing Systems and another small business. In 1999, we recorded a gain of $9.6 million on the sale of Viron, our performance contracting business.

NOTE 14--CHARGES TO OPERATIONS

In 2001, 2000 and 1999, we recorded charges relating to plant closings and divestitures, product line and facility rationalizations, selling, general and administrative expense reductions and other one-time costs. In 2000 and 1999, we recorded various charges to operations relating to the acquisition of Sabroe and the related restructuring and integration of the York Refrigeration business. The charges are summarized as follows:

(in thousands)                                                                       2001             2000               1999
-----------------------------------------------------------------------------------------------------------------------------------

Fixed asset write-downs                                                        $  15,549          $  12,655           $   1,851
Receivable write-downs                                                                 4              1,548               1,773
Inventory write-downs                                                             12,443              3,499               8,851
Other asset write-downs                                                              698             18,337                  --
Warranty accrual                                                                   1,975                629                  --
Severance and other accruals                                                      54,253             15,929              15,915

Refrigeration - acquisition and integration:
Acquisition option                                                                    --                 --              12,700
Integration expenses                                                                  --                985               5,414
Fixed asset write-downs                                                               --                  8               8,176
Inventory write-downs                                                                 --                365               6,907
Severance and other accruals                                                          --               (630)              8,703
Sabroe restructuring accruals                                                         --                847                  --
-----------------------------------------------------------------------------------------------------------------------------------

Total charges to operations                                                    $  84,922          $  54,172           $  70,290
-----------------------------------------------------------------------------------------------------------------------------------

Charges reflected in cost of goods sold                                        $  14,418          $   4,493           $  15,758
-----------------------------------------------------------------------------------------------------------------------------------

Acquisition, integration, restructuring and other charges                      $  70,504          $  49,679           $  54,532
-----------------------------------------------------------------------------------------------------------------------------------

The 2001 and 2000 charges included write-downs for the impairment of fixed assets and other assets relating to facilities to be closed or divested and other impaired assets. These actions included the plant closure of the Unitary Products Group factory in Elyria, Ohio, the Engineered Systems Group Airside factory in Portland, Oregon, the York Refrigeration Group facility in San Antonio, Texas, the Bristol compressor plant in Sparta, North Carolina, and factories in Asquith, Australia; Montevideo, Uruguay; and Barlassina, Italy. Severance and other accruals included planned reductions in workforce throughout the Company. Of the approximately 2,350 salary and wage employee reductions planned, approximately 250 remained as of December 31, 2001. Details of the accruals are as follows:

                                        ACCRUALS                        ACCRUALS                        ACCRUAL
                                      ESTABLISHED      UTILIZED       ESTABLISHED      UTILIZED        REDUCTION      REMAINING
(in thousands)                          IN 2000         IN 2000         IN 2001         IN 2001         IN 2001        ACCRUALS
-----------------------------------------------------------------------------------------------------------------------------------

Severance                              $ 11,075        $  5,549        $ 30,057        $ 22,726        $  2,129        $ 10,728
Contractual obligations                   4,153           3,415           5,725           2,884             568           3,011
Other                                       818             218          23,973          21,163             830           2,580
-----------------------------------------------------------------------------------------------------------------------------------

                                       $ 16,046        $  9,182        $ 59,755        $ 46,773        $  3,527        $ 16,319
-----------------------------------------------------------------------------------------------------------------------------------

The 1999 charges included asset and inventory write-downs in Latin America and Eastern Europe as a result of economic conditions in those regions. Additional inventory write-downs resulted from the discontinuation of certain ESG operations, primarily in the U.S. and Australia. Severance and other accruals related to various workforce reductions, closing costs for the ESG Airside factory in Salisbury, North Carolina and certain contractual obligations. Workforce reductions included the severance of approximately 530 salary and wage employees. All accruals relating to the 1999 other charges were fully utilized as of December 31, 2000.

REFRIGERATION--ACQUISITION AND INTEGRATION

In 1999, a currency option to fix the price of the Sabroe acquisition resulted in costs and a loss. Integration expenses consisted of employee relocations, office integration activities, product training and sign and logo changes. Other Refrigeration Group charges related primarily to the closure of the Gram manufacturing facility in Denmark, the closure of duplicate sales and service offices in Europe and Asia and work force reductions. Work force reductions included the severance of approximately 450 salary and wage employees. All accruals relating to the refrigeration acquisition and integration were fully utilized as of December 31, 2001.

NOTE 15--GRANTLEY ACCIDENT

In 1998, we incurred damage to the Grantley manufacturing facility in York, PA, when tanks used for testing ruptured. The accident caused substantial damage to our facility, which was subsequently rebuilt.

We obtained reimbursement under our insurance programs for both property damage and business interruption relating to the Grantley facility, and reached a final settlement in 2000. During 2000 and 1999, we received payments of $17.0 million and $27.5 million, respectively.

Pursuant to generally accepted accounting principles, the costs of reconstructing and replacing property damaged or destroyed in the accident were recorded in the applicable property accounts, and the difference between the net book value of the assets damaged or destroyed and the related insurance recovery was included in operations. During 2000 and 1999, we recorded credits to cost of goods sold of $9.1 million and $6.0 million, respectively.

NOTE 16--SEGMENT INFORMATION

Our global business operates in the HVAC&R industry and is segmented as the Engineered Systems Group, York Refrigeration Group, Unitary Products Group, and Bristol Compressors.

Engineered Systems Group (ESG) produces heating and air conditioning solutions for buildings ranging from small office buildings and fast food restaurants to large commercial and industrial complexes. ESG manufactures air-cooled and water-cooled chillers, central air handling units, variable air volume units, and control equipment to monitor and control the entire system, and provides maintenance and service. ESG also supplies specially designed chilled water systems for use on naval and commercial marine vessels.

York Refrigeration Group (YRG) produces screw and reciprocating compressors, condensers, evaporators, heat exchangers, process refrigeration systems, hygienic air distribution systems, gas compression systems and automated plant control systems and provides refrigeration contracting, maintenance and service.

Unitary Products Group (UPG) produces heating and air conditioning solutions for buildings ranging from private homes and apartments to small commercial buildings. UPG products include ducted central air conditioning and heating systems (air conditioners, heat pumps and furnaces), ductless mini-splits, and light commercial heating and cooling equipment.

Bristol Compressors manufactures reciprocating and scroll compressors for our use and for sale to original equipment manufacturers and wholesale distributors.

In 2001, we reorganized our operating segments. The primary change was that all air conditioning businesses in Europe, Asia, the Middle East and Latin America, portions of which were previously reported in UPG, were combined and reported as part of overall ESG operations. Prior year amounts were reclassified to conform to the current presentation.

The following table represents our operating results by segment:

(in thousands)                                                                  2001                 2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------

Net sales:
  Engineered Systems Group                                                   $1,930,263           $1,859,817           $1,769,990
  York Refrigeration Group                                                      932,133              997,013              903,623
  Unitary Products Group                                                        766,441              767,248              854,782
  Bristol Compressors                                                           509,706              525,716              581,836
  Eliminations(1)                                                              (207,866)            (252,391)            (233,202)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                              3,930,677            3,897,403            3,877,029
-----------------------------------------------------------------------------------------------------------------------------------

  (1)Eliminations include the following intersegment net sales:
      Engineered Systems Group                                                   23,473               44,432               26,158
      York Refrigeration Group                                                   24,630               23,668               27,783
      Unitary Products Group                                                     57,415               64,330               57,673
      Bristol Compressors                                                       102,348              119,961              121,588
-----------------------------------------------------------------------------------------------------------------------------------

  Eliminations                                                                  207,866              252,391              233,202
-----------------------------------------------------------------------------------------------------------------------------------

Income from operations:
  Engineered Systems Group                                                      129,525              114,836              119,239
  York Refrigeration Group                                                       56,635               63,988               40,248
  Unitary Products Group                                                         59,083               51,661               81,456
  Bristol Compressors                                                            39,684               46,323               58,990
  Eliminations, general corporate expenses and other non-allocated items       (183,256)            (107,522)            (135,988)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                101,671              169,286              163,945
-----------------------------------------------------------------------------------------------------------------------------------

Equity in (earnings) losses of affiliates:
  Engineered Systems Group                                                       (1,991)              (3,781)              (2,635)
  York Refrigeration Group                                                         (692)              (1,101)                (384)
  Bristol Compressors                                                               239               (1,486)              (2,641)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                 (2,444)              (6,368)              (5,660)
-----------------------------------------------------------------------------------------------------------------------------------

Earnings before interest and taxes:
  Engineered Systems Group                                                      131,516              118,617              121,874
  York Refrigeration Group                                                       57,327               65,089               40,632
  Unitary Products Group                                                         59,083               51,661               81,456
  Bristol Compressors                                                            39,445               47,809               61,631
  Eliminations, general corporate expenses and other non-allocated items       (183,256)            (107,522)            (135,988)
  Gain on divestitures                                                               --               26,902                9,627
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                104,115              202,556              179,232
-----------------------------------------------------------------------------------------------------------------------------------

Interest expense, net                                                            67,150               81,587               61,150

Income before income taxes and cumulative effect of accounting change            36,965              120,969              118,082
(Benefit) provision for income taxes                                             (9,024)              14,362               41,303
-----------------------------------------------------------------------------------------------------------------------------------

Income before cumulative effect of accounting change                         $   45,989           $  106,607           $   76,779
-----------------------------------------------------------------------------------------------------------------------------------

(in thousands)                                                                    2001                 2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------
                                   (continued)

Total assets:
  Engineered Systems Group                                                    $   989,540          $ 1,088,779          $   985,896
  York Refrigeration Group                                                        548,930              611,053              668,206
  Unitary Products Group                                                          306,918              323,045              317,264
  Bristol Compressors                                                             214,630              222,934              217,792
  Eliminations and other non-allocated assets                                     512,491              566,245              716,249
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                2,572,509            2,812,056            2,905,407
-----------------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization of property, plant and equipment:
  Engineered Systems Group                                                         20,031               21,719               22,534
  York Refrigeration Group                                                         14,088               13,991               15,087
  Unitary Products Group                                                            9,163                9,801               11,522
  Bristol Compressors                                                              13,351               11,941               10,536
  Other non-allocated depreciation and amortization                                 3,022                5,663                4,492
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                   59,655               63,115               64,171
-----------------------------------------------------------------------------------------------------------------------------------

Capital expenditures:
  Engineered Systems Group                                                         31,464               36,513               50,222
  York Refrigeration Group                                                         21,659               18,121               17,579
  Unitary Products Group                                                           24,584               18,344               14,558
  Bristol Compressors                                                              18,374               17,039               15,698
  Other non-allocated capital expenditures                                          2,045                3,954                6,008
-----------------------------------------------------------------------------------------------------------------------------------

                                                                              $    98,126          $    93,971          $   104,065
-----------------------------------------------------------------------------------------------------------------------------------

Other non-allocated costs for management reporting include goodwill amortization, certain pension costs, integration costs, restructuring costs, other corporate costs, interest and income taxes. Non-allocated assets primarily consist of prepaid pension expenses, deferred tax assets, goodwill, LIFO inventory reserves and other corporate assets. For management reporting, intersegment sales are recorded on a cost-plus basis and are recorded at cost by the buying segment. Business unit management performance is based on earnings before interest and taxes, capital employed, and earnings per share.

Our sales are 48% to the United States and 52% to non-U.S. countries in 2001 and 2000, and 52% to the United States and 48% to non-U.S. countries for 1999. No single non-U.S. country or single customer accounts for greater than 10% of our sales. Information related to United States and non-U.S. sales to outside customers, based on the location of the assets generating the sales, is as follows:

(in thousands)                                                                      2001                2000              1999
-----------------------------------------------------------------------------------------------------------------------------------

Net sales:
  United States                                                               $   2,172,996        $  2,134,559       $  2,319,778
  Other                                                                           1,757,681           1,762,844          1,557,251
-----------------------------------------------------------------------------------------------------------------------------------

                                                                              $   3,930,677        $  3,897,403       $  3,877,029
-----------------------------------------------------------------------------------------------------------------------------------

Included in United States sales are export sales of $314.0 million, $264.9 million and $307.0 million in 2001, 2000 and 1999, respectively.

The location of our net property, plant and equipment is as follows:

                                                                                      2001               2000              1999
-----------------------------------------------------------------------------------------------------------------------------------

Net property, plant and equipment:
   United States                                                                       58%                56%               53%
   Denmark                                                                             22%                24%               23%
   Other                                                                               20%                20%               24%
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                      100%               100%              100%
-----------------------------------------------------------------------------------------------------------------------------------

As of December 31, 2001, 2000 and 1999, Denmark was the only non-U.S. country with greater than 10% of our consolidated net property, plant and equipment.

NOTE 17--STOCKHOLDERS' EQUITY

We provide an employee stock purchase plan that authorizes employees to purchase up to 2,500,000 shares of our common stock, inclusive of 500,000 shares authorized by the stockholders in May 2001. The purchase price is 85% of the lower of the fair market value of shares at the beginning or end of the period. No compensation expense is recorded in connection with employee purchases of shares. As of December 31, 2001, 554,022 shares were available for employee purchases. Employees purchased shares under the plan as follows:

                                                                                      2001              2000              1999
-----------------------------------------------------------------------------------------------------------------------------------

Shares purchased (in thousands)                                                          235               315               206
Weighted average purchase price per share                                           $  26.06          $  23.16          $  23.32
-----------------------------------------------------------------------------------------------------------------------------------

We also provide a stock plan that authorizes the issuance of up to 8,380,000 shares of our common stock through stock option or restricted share awards. Under the plan, the exercise price of stock options is equal to the fair market value of our common stock on the grant date. The maximum term of stock options is 10 years. Up to 3% of the total outstanding shares are available for restricted share awards that may be granted under the plan at a price determined by the Board of Directors. The Board of Directors determines vesting requirements for awards at the time of grant.

No restricted share awards were granted in 2001 or 2000. In 1999, key employees were granted 23,500 shares of restricted stock generally vesting over four years. Accordingly, unearned compensation of $0.9 million was recorded as a charge to stockholders' equity in 1999. Information regarding stock options under the plan is as follows (shares in thousands):

                                                      2001                         2000                         1999
                                         ------------------------------------------------------------------------------------------
                                                           WEIGHTED                       WEIGHTED                     WEIGHTED
                                                            AVERAGE                        AVERAGE                      AVERAGE
                                                           EXERCISE                       EXERCISE                     EXERCISE
                                              SHARES         PRICE          SHARES         PRICE         SHARES          PRICE
-----------------------------------------------------------------------------------------------------------------------------------

Outstanding, January 1,                       5,583         $ 34.68         5,826         $ 35.64         3,097         $ 42.97
  Granted                                       759           28.46           440           24.90         3,304           29.41
  Exercised                                    (615)          24.31           (33)          22.94          (217)          41.36
  Canceled                                     (542)          37.39          (650)          37.29          (358)          41.32
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31,                     5,185         $ 34.72         5,583         $ 34.68         5,826         $ 35.64
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable, December 31,                     4,246         $ 36.03         4,215         $ 38.07         3,050         $ 42.05
-----------------------------------------------------------------------------------------------------------------------------------
Available, December 31,                       1,284                         1,501                           756
-----------------------------------------------------------------------------------------------------------------------------------

                                                              OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                                 ---------------------------------------------    ---------------------------------
                                                                  WEIGHTED      WEIGHTED                              WEIGHTED
                                                                   AVERAGE       AVERAGE                               AVERAGE
                                                                 REMAINING      EXERCISE                              EXERCISE
Range of Exercise Price                            SHARES    CONTRACTUAL LIFE     PRICE                SHARES           PRICE
-----------------------------------------------------------------------------------------------------------------------------------

$19.63 - $28.25                                     1,945           8.5          $ 25.34                1,071          $ 23.16
$30.75 - $38.25                                     1,344           6.4            35.27                1,312            35.32
$39.00 - $45.38                                     1,397           4.9            42.77                1,392            42.78
$46.00 - $54.88                                       499           4.4            47.28                  471            47.32
-----------------------------------------------------------------------------------------------------------------------------------
$19.63 - $54.88                                     5,185           6.6          $ 34.72                4,246          $ 36.03
-----------------------------------------------------------------------------------------------------------------------------------

We are authorized by the Board of Directors to purchase our common stock from time to time on the open market. We purchased 0.3 million and 2.1 million shares in 2000 and 1999, respectively. We are authorized to repurchase up to an additional 1.6 million shares of our common stock through 2003.

We apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our plans. Accordingly, no compensation expense has been recognized for the stock-based compensation plans other than for restricted share and performance-based awards. Had compensation expense for all stock option and employee stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," our net income and earnings per share would have been reduced to the pro forma amounts indicated below.

(in thousands, except per share data)                                              2001               2000              1999
-----------------------------------------------------------------------------------------------------------------------------------

Net income - as reported                                                        $  45,989          $  106,607         $  75,882
Net income - pro forma                                                             38,057              97,884            65,462
Diluted earnings per share - as reported                                             1.17                2.78              1.91
Diluted earnings per share - pro forma                                               0.97                2.56              1.64
-----------------------------------------------------------------------------------------------------------------------------------

Pro forma net income and earnings per share reflect only stock options granted after 1994. Therefore, the full impact of calculating compensation expense under SFAS No. 123 for stock options is not reflected in the pro forma net income and earning per share amounts presented above because compensation expense for stock options granted prior to January 1, 1995 is not considered. Since the determination of fair value of all stock options granted includes variable factors, including volatility, and additional stock option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on reported net income and earnings per share for future years.

The per share weighted average fair value of stock options granted during 2001, 2000 and 1999 is calculated as $11.04, $9.77 and $10.47, respectively, on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions based on the date of grant are as follows:

                                                                                2001                2000                1999
-----------------------------------------------------------------------------------------------------------------------------------

Dividend yield                                                                      2.1%                2.4%                2.1%
Volatility                                                                         40.0%               36.5%               31.4%
Risk-free interest rate                                                             4.8%                6.2%                5.5%
Expected life                                                                 6.7 years           7.6 years           7.6 years
-----------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive losses consist of:

(in thousands)                                                                                       2001                2000
-----------------------------------------------------------------------------------------------------------------------------------

Foreign currency translation adjustments                                                         $  188,888          $  138,093
Cash flow hedges                                                                                      4,665                 --
Minimum pension liability adjustments                                                                 3,317                 451
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive losses                                                           $  196,870          $  138,544
-----------------------------------------------------------------------------------------------------------------------------------

NOTE 18--EARNINGS PER SHARE RECONCILIATION OF SHARES OUTSTANDING

Net income as set forth in the consolidated statements of operations is used in the computation of basic and diluted earnings per share information. Reconciliations of shares used in the computations of earnings per share are as follows:

(in thousands)                                                                       2001              2000              1999
-----------------------------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding used
  in the computation of basic earnings per share                                    38,626             38,107           39,637
Effect of dilutive securities:
  Non-vested restricted shares                                                           3                  5               61
  Stock options                                                                        518                169              134
-----------------------------------------------------------------------------------------------------------------------------------

Weighted average common shares and equivalents used
  in the computation of diluted earnings per share                                  39,147             38,281           39,832
-----------------------------------------------------------------------------------------------------------------------------------

Stock options for 3.2 million shares, 3.9 million shares and 2.7 million shares in 2001, 2000 and 1999, respectively, are not included in the earnings per share computation because their effect would have been anti-dilutive.

                    SUMMARY OF QUARTERLY RESULTS (UNAUDITED)


                                                            FIRST              SECOND               THIRD             FOURTH
(in thousands, except per share data)                      QUARTER             QUARTER             QUARTER            QUARTER
-----------------------------------------------------------------------------------------------------------------------------------

2001
  Net sales                                              $ 942,105           $ 1,077,472          $ 946,932          $ 964,168
  Gross profit                                             181,324               209,558            177,254            182,650
  Net (loss) income                                         (8,994)               32,816             16,691              5,476
  (Loss) earnings per share:
    Basic                                                    (0.23)                 0.85               0.43               0.14
    Diluted                                                  (0.23)                 0.84               0.42               0.14
-----------------------------------------------------------------------------------------------------------------------------------

2000
  Net sales                                              $ 897,004           $ 1,066,397          $ 948,967          $ 985,035
  Gross profit                                             186,004               238,830            195,695            205,420
  Net income                                                23,095                45,687             15,256             22,569
  Earnings per share:
    Basic                                                     0.61                  1.20               0.40               0.59
    Diluted                                                   0.60                  1.20               0.40               0.59
-----------------------------------------------------------------------------------------------------------------------------------

                        TRADING AND DIVIDEND INFORMATION

                                                                                                                         DIVIDENDS
                                                                                       HIGH               LOW            DECLARED
-----------------------------------------------------------------------------------------------------------------------------------

2001
  Fourth quarter                                                                      $ 39.99           $ 27.02            $ 0.15
  Third quarter                                                                         40.00             27.13              0.15
  Second quarter                                                                        36.79             26.65              0.15
  First quarter                                                                         33.30             27.10              0.15
-----------------------------------------------------------------------------------------------------------------------------------

2000
  Fourth quarter                                                                      $ 30.88           $ 22.88            $ 0.15
  Third quarter                                                                         29.44             19.00              0.15
  Second quarter                                                                        29.12             21.12              0.15
  First quarter                                                                         27.81             18.12              0.15
-----------------------------------------------------------------------------------------------------------------------------------

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