Form 10-K, Exhibit 13
period 2002-12-31
YORK INTERNATIONAL CORP /DE/
filed 2003-03-07
CIK 842662

                                                                      EXHIBIT 13

                         York International Corporation

                           Annual Financial Statements
                            and Review of Operations

                                      2002

                                 CONTENTS

DESCRIPTION OF BUSINESS                                                       1

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA                                  2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS                                      3

INDEPENDENT AUDITORS' REPORT                                                 15

CONSOLIDATED FINANCIAL STATEMENTS                                            16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   20

SUMMARY OF QUARTERLY RESULTS                                                 43

TRADING AND DIVIDEND INFORMATION                                             43

                             DESCRIPTION OF BUSINESS

York International Corporation and its consolidated subsidiaries (the Company, which may be referred to as we, us, or our) are a full-line, global designer and manufacturer of heating, ventilating, air conditioning, and refrigeration (HVAC&R) products. We believe that we are the third largest manufacturer and marketer of such products in the United States and one of the leading companies in the HVAC&R industry internationally. Our air conditioning systems range from a one ton* unit for a small residence to the large systems installed in high-rise residential and commercial buildings. Our products are sold in over 125 countries and are in use in such diverse locations as the Petronas Towers in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, Pudong International Airport in Shanghai, the Pentagon, NASA's Vehicle Assembly Building at Kennedy Space Center, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Convention and Exhibition Centre, and the Lantau Airport Railway in Hong Kong.

We were founded in 1874 in York, Pennsylvania, and over the years we have undergone various ownership changes. Since 1991, we have been an independent, publicly held company. During the 1990's, we expanded our worldwide presence through growth and acquisitions. In 1999, we further expanded our refrigeration business by acquiring all of the outstanding capital stock of Sabroe A/S, a Danish company. The acquisition established the York Refrigeration Group as the world leader in supplying industrial refrigeration systems, products, and services.

Headquartered in York, Pennsylvania, we have manufacturing facilities in 9 states and 8 foreign countries. As of December 31, 2002, we employed approximately 22,800 people worldwide. Our principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and our telephone number is (717) 771-7890.

PRODUCTS AND MARKETS

All of our products are in the HVAC&R industry, and we operate solely in this industry. Within HVAC&R, our business was comprised of four segments during 2002: Engineered Systems Group, York Refrigeration Group, Unitary Products Group, and Bristol Compressors. Engineered Systems Group produces heating, air conditioning, and thermal storage equipment designed for commercial applications in retail stores, office buildings, shopping malls, manufacturing facilities, hospitals, universities, airports, and marine vessels. York Refrigeration Group produces industrial refrigeration systems and gas compression equipment, designed for the food, beverage, chemical, and petrochemical processing industries as well as marine applications. Unitary Products Group produces heating and air conditioning solutions designed for use in residential and light commercial applications. Bristol Compressors manufactures reciprocating and scroll compressors for our use and for sale to original equipment manufacturers and wholesale distributors. Our engineered systems products and refrigeration and gas compression equipment are designed specifically for the customer's needs and applications. Effective January 1, 2003, we consolidated our York Refrigeration Group and Engineered Systems Group segments and reorganized management of the combined business on a geographic basis.

* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.


                                       1
               York International Corporation 2002 Annual Report

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except per share data
    and other information)                        2002             2001             2000            1999             1998
    ----------------------                        ----             ----             ----            ----             ----
Statements of Operations Data:
    Net sales                                 $3,843,373       $3,920,096       $3,883,207       $3,862,062       $3,288,318
    Gross profit                                 727,752          740,205          811,753          772,661          687,400
    Restructuring and other charges,
    net (a)                                          111          (70,504)         (49,679)         (54,532)              --
    Income from operations (b)                   161,515          101,671          169,286          163,945          228,704
    Interest  expense, net                       (48,485)         (67,150)         (81,587)         (61,150)         (41,527)
    (Loss) gain on divestitures                  (10,319)              --           26,902            9,627               --
    Income before income taxes and
       cumulative effect of a change in
       accounting principle (b)                  106,891           36,965          120,969          118,082          187,303
    (Provision) benefit for income taxes         (25,715)           9,024          (14,362)         (41,303)         (50,810)
    Income before cumulative effect of
       a change in accounting principle (b)       81,176           45,989          106,607           76,779          136,493
    Net (loss) income (b)(c)                     (98,260)          45,989          106,607           75,882          136,493

    Basic (loss) earnings per share (b):
       Income before cumulative effect
          of a change in accounting
          principle                                 2.06             1.19             2.80             1.93             3.38
       Net (loss) income (c)                       (2.50)            1.19             2.80             1.91             3.38

    Diluted (loss) earnings per share (b):
       Income before cumulative effect
          of a change in accounting
          principle                                 2.04             1.17             2.78             1.93             3.36
       Net (loss) income (c)                       (2.47)            1.17             2.78             1.91             3.36

    Weighted average common shares and
       common equivalents outstanding:
          Basic                                   39,351           38,626           38,107           39,637           40,402
          Diluted                                 39,770           39,147           38,281           39,832           40,622

Cash dividends per share                      $     0.60       $     0.60       $     0.60       $     0.60       $     0.48
Capital expenditures                              69,562           98,126           93,971          104,065           64,638
Depreciation and amortization of
property, plant, and equipment                    62,167           59,655           63,115           64,171           57,785
Amortization of deferred charges,
    intangibles, and goodwill (b)                  2,768           27,024           28,443           24,119           17,059

Balance Sheet Data:
    Working  capital                             436,588          472,830          548,801          485,234          521,054
    Total assets  (c)                          2,506,122        2,572,509        2,812,056        2,905,407        2,133,443
    Long-term debt                               618,224          724,378          831,354          854,494          362,724
    Stockholders' equity (c)                  $  682,814       $  739,434       $  748,976       $  731,930       $  730,799
Other information:
    Employees                                     22,800           23,600           24,600           25,000           20,600
    Backlog (in thousands)                    $  875,959       $  851,950       $1,018,464       $1,065,096       $  879,473
    Total debt as a percent of total
    capital                                         48.8%            50.7%            54.5%            56.7%            36.2%
    Current ratio                                   1.52             1.61             1.60             1.48             1.66
    Book value per share (c)                  $    17.22       $    18.85       $    19.52       $    19.08       $    18.27


(a) In 2002, 2001, 2000, and 1999, we recorded charges to operations for restructuring and other cost reduction initiatives. Also, in 2000 and 1999, we recorded charges for acquisition, integration, and restructuring activities related to the 1999 Sabroe acquisition. See note 16 to our consolidated financial statements.

(b) Effective January 1, 2002, we no longer amortize goodwill. Goodwill amortization expense was $24.4 million, $25.6 million, $20.3 million, and $11.3 million in 2001, 2000, 1999, and 1998, respectively. See note 1 to our consolidated financial statements.

(c) In 2002, we recorded a transitional goodwill impairment charge of $179.4 million as a cumulative effect of a change in accounting principle. See note 7 to our consolidated financial statements.


                                        2
                York International Corporation 2002 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table sets forth net sales and earnings before interest and taxes
(EBIT) by segment:

(in thousands)                                        2002             2001            2000
--------------                                        ----             ----            ----
Net Sales:
    Engineered Systems Group                      $ 1,865,571      $ 1,927,283      $ 1,859,695
    York Refrigeration Group                          931,247          936,883        1,000,393
    Unitary Products Group                            736,789          755,860          753,052
    Bristol Compressors                               515,372          509,706          525,716
    Eliminations                                     (205,606)        (209,636)        (255,649)
                                                  -----------      -----------      -----------
            Net Sales                             $ 3,843,373      $ 3,920,096      $ 3,883,207
                                                  -----------      -----------      -----------
EBIT:

    Engineered Systems Group                      $    99,637      $   131,722      $   118,476
    York Refrigeration Group                           49,570           57,121           65,230
    Unitary Products Group                             40,262           59,083           51,661
    Bristol Compressors                                30,180           39,445           47,809
    General corporate expenses, eliminations,
       and other non-allocated items                  (44,037)         (54,314)         (51,819)
    Charges and operating expenses                     (9,917)        (128,942)         (55,703)
    (Loss) gain on divestitures                       (10,319)              --           26,902
                                                  -----------      -----------      -----------
            EBIT                                  $   155,376      $   104,115      $   202,556
                                                  -----------      -----------      -----------

RESULTS OF OPERATIONS 2002 AS COMPARED TO 2001

Consolidated Operations

Net sales in 2002 decreased 2.0% to $3,843.4 million from $3,920.1 million in 2001. Service growth was more than offset by the decline in equipment sales which was attributable to virtually all markets except for China and was primarily related to reduced sales of commercial equipment. (See further discussion below under Segment Analysis.) In 2002, net sales in the United States (U.S.) decreased 1.2% to $1,838.7 million, and international net sales decreased 2.7% to $2,004.7 million. Order backlog as of December 31, 2002 was $876.0 million compared to $852.0 million as of December 31, 2001.

Gross profit decreased 1.7% to $727.8 million (18.9% of net sales) in 2002 as compared to $740.2 million (18.9% of net sales) in 2001. The decrease resulted from lower equipment sales, competitive margin pressures, lower than expected productivity resulting from a plant consolidation, production cost overruns, and inventory variances. These were partially offset by increased service margins and significantly reduced costs for restructuring and cost reduction actions. Included in cost of goods sold in 2002 were $0.1 million of restructuring charges, $6.8 million of costs related to cost reduction actions, and $0.8 million related to a discontinued product line. In 2001, we recorded $14.4 million of restructuring charges related to inventory write-downs and warranty accruals, $30.0 million of costs related to cost reduction actions, $8.2 million related to a discontinued product line, and a $5.8 million write-off of a long-term receivable in cost of goods sold.

Selling, general, and administrative (SG&A) expenses were $566.3 million (14.7% of net sales) in 2002 compared to $568.0 million (14.5% of net sales) in 2001. Staff reductions and other cost reduction efforts and the elimination of goodwill amortization in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" were offset by increases resulting from higher legal, pension, benefit, insurance, and information technology costs, the effect of strengthening European currencies, the write-off of a receivable related to a Unitary Products Group distributor that became insolvent, and executive retirement costs of $2.3 million.

In 2000, we initiated a cost reduction process, which included plant closures and divestitures, product line and facility rationalizations, SG&A expense reductions, and other actions. In 2001, we expanded the scope of the cost reduction process to include additional plant closings and staff reductions.
In 2002 and 2001, we recorded restructuring and other (credits) charges of $(0.1) million and $70.5 million, respectively, related to these cost reduction actions, exclusive of the $0.1 million and $14.4 million, respectively, charged to cost of goods sold as discussed above. Total restructuring and other charges in


                                       3
                York International Corporation 2002 Annual Report

2002 included $1.6 million in write-downs of various assets, a net credit of $0.2 million in accruals for severance and other costs, and a $1.4 million gain on the sale of fixed assets. Total restructuring and other charges in 2001 included $28.7 million in write-downs of various assets and $56.2 million in accruals for severance and other costs. As of December 31, 2002, all of the actions were substantially complete. These charges are more fully discussed in note 16 to our consolidated financial statements.

Equity in earnings of affiliates was $4.2 million in 2002 as compared to $2.4 million in 2001. The increase was primarily the result of improved performance of Scroll Technologies.

In 2002, we sold our Engineered Systems Group air conditioning operations in Australia for $12.1 million. The sale resulted in a loss of $10.3 million. There was no similar transaction in 2001.

In 2002, earnings before interest and taxes (EBIT) increased 49.2% to $155.4 million (4.0% of net sales) as compared to $104.1 million (2.7% of net sales) in 2001. Excluding the charges and operating expenses and the loss on divestiture discussed above, EBIT decreased 24.6% to $175.6 million (4.6% of net sales) in 2002 as compared to $233.1 million (5.9% of net sales) in 2001. (See further discussion below under Segment Analysis.)

In 2002, net interest expense decreased 27.8% to $48.5 million compared to $67.2 million in 2001 due to lower average debt levels and lower interest rates.

The income tax provision of $25.7 million in 2002 related to both U.S. and non-U.S. operations. The effective tax rate was 24.1% in 2002 compared to a 24.4% benefit in 2001. The tax rate for ongoing operations was 22.0% in 2002 as compared to 29.3% in 2001. The tax rate improvement for ongoing operations was the result of the impact of the adoption of SFAS No. 142 and a favorable geographic distribution of earnings.

As a result of the above factors, income before the cumulative effect of a change in accounting principle, was $81.2 million in 2002 as compared to $46.0 million in 2001.

Upon adoption of SFAS No. 142 we were required to perform a transitional goodwill impairment test. The transitional goodwill impairment test was completed during the second quarter of 2002. As a result, we recognized a non-cash transitional goodwill impairment charge of $179.4 million in our York Refrigeration Group reporting unit. The projected financial performance of the York Refrigeration Group, which includes the entities acquired in the Sabroe acquisition, was insufficient to support the related goodwill. As required, the transitional goodwill impairment charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002.

Segment Analysis

The discussion below of each segment's EBIT relates to ongoing operations and excludes the charges and operating expenses and loss on divestiture discussed above.

Engineered Systems Group (ESG)

ESG net sales decreased 3.2% to $1,865.6 million in 2002 from $1,927.3 million in 2001. An increase in service revenues was more than offset by declines in equipment shipments in North America, Latin America, and Europe. Equipment sales decreased 6.9% to $1,196.6 million in 2002 from $1,285.9 million in 2001. Service revenue increased 4.3% to $669.0 million in 2002 from $641.4 million in 2001. Excluding the impact of the sale of our ESG air conditioning operations in Australia, service revenue increased 7.7%.

ESG EBIT decreased 24.4% to $99.6 million (5.3% of net sales) in 2002 from $131.7 million (6.8% of net sales) in 2001. EBIT was impacted by lower equipment volumes, pricing pressures, higher legal costs, and continued investment in service infrastructure. In addition, a $3.8 million charge relating to differences in a plant's inventory records was recorded in 2002.

York Refrigeration Group (YRG)

YRG net sales decreased 0.6% to $931.2 million in 2002 from $936.9 million in 2001. The reduction resulted from reduced Latin America and Airside equipment sales revenue and reduced shipments for petrochemical and cruise ship applications, which were partially offset by increased service and positive effects of foreign currency translation. Equipment and contracting sales decreased 5.5% to $666.2 million in 2002 from $705.2 million in 2001. Service revenue increased 14.4% to $265.0 million in 2002 from $231.7 million in 2001. Excluding the currency translation impact, net sales decreased 4.9% from 2001.

YRG EBIT decreased 13.2% to $49.6 million (5.3% of net sales) in 2002 from $57.1 million (6.1% of net sales) in 2001. The reduction in EBIT was primarily attributed to lower volume and European job cost overruns on specific large industrial


                                       4
                York International Corporation 2002 Annual Report contracts, partially offset by increased gross margin as a result of aftermarket growth and strengthening currencies. Excluding the currency translation impact, EBIT decreased 19.4% from 2001.


Unitary Products Group (UPG)

UPG net sales decreased 2.5% to $736.8 million in 2002 from $755.9 million in 2001. Continued softness in the light commercial market, reduced sales of manufactured housing products, and reduced export volume were partially offset by higher sales in the U.S. residential market.

UPG EBIT decreased 31.9% to $40.3 million (5.5% of net sales) in 2002 from $59.1 million (7.8% of net sales) in 2001. The decrease was due to an unfavorable product mix, manufacturing inefficiencies, and a write-off of a $5.9 million receivable related to a distributor that became insolvent in the first quarter of 2002. The unfavorable product mix is the result of decreased demand for higher-margin light commercial products. Manufacturing inefficiencies resulted from reduced productivity and higher logistics and warehousing costs at the Wichita facility during the first half of 2002.

Bristol Compressors (Bristol)

Bristol net sales increased 1.1% to $515.4 million in 2002 from $509.7 million in 2001. Increased sales of smaller residential compressors were partially offset by reduced shipments of larger light commercial compressors.


Bristol EBIT decreased 23.5% to $30.2 million (5.9% of net sales) in 2002 from $39.4 million (7.7% of net sales) in 2001. Margins were down due to the continued decreases in larger applications, pricing pressure in the market place, and manufacturing inefficiencies relating to the closure of the Sparta facility. Bristol had a negative impact of order mix as high-margin large compressors used in light commercial applications were down significantly, while the volume of smaller units increased.

RESULTS OF OPERATIONS 2001 AS COMPARED TO 2000

Consolidated Operations

Net sales in 2001 increased 0.9% to $3,920.1 million from $3,883.2 million in 2000. (See further discussion below under Segment Analysis.) Net sales in the U.S. decreased 1.0% to $1,860.2 million, and international net sales increased 2.6% to $2,059.9 million in 2001. Order backlog as of December 31, 2001 was $852.0 million compared to $1,018.5 million as of December 31, 2000.

Gross profit decreased 8.8% to $740.2 million (18.9% of net sales) in 2001 as compared to $811.8 million (20.9% of net sales) in 2000. The decrease was primarily due to the impact of competitive margin pressures, changes in product mix, increased investments relating to our service and distribution activities, and increased costs for restructuring and cost reduction actions. In 2001, we recorded $14.4 million of restructuring charges related to inventory write-downs and warranty accruals, $30.0 million of costs related to cost reduction actions, $8.2 million related to a discontinued product line, and a $5.8 million write-off of a long-term receivable in cost of goods sold. In 2000, we settled the Grantley accident insurance claim and recorded a $9.1 million benefit. The benefit was partially offset by an unrelated $2.8 million insurance claim settlement related to a 1991 project. In 2000, we also recorded charges of $4.5 million, principally relating to inventory write-downs and warranty accruals as part of the 2000 cost reduction program, and $0.5 million of operating costs related to the cost reduction actions.

SG&A expenses decreased 4.2% to $568.0 million (14.5% of net sales) in 2001 from $592.8 million (15.3% of net sales) in 2000. In 2000, we recorded $6.7 million of executive severance costs and $0.6 million related to cost reduction actions. Excluding the costs related to executive severance and cost reduction actions, SG&A expenses decreased 3.0% to $568.0 million (14.5% of net sales) in 2001 from $585.5 million (15.1% of net sales) in 2000. The decrease was primarily due to benefits of staff reductions and other cost reduction efforts, partially offset by increased engineering and product development costs.

In 2000, we initiated a cost reduction process, which included plant closures and divestitures, product line and facility rationalizations, SG&A expense reductions, and other costs. In 2001, we expanded the scope of the cost reduction process to include additional plant closings and staff reductions. In 2001 and 2000, we recorded restructuring and other charges of $70.5 million and $48.5 million, respectively, related to these cost reduction actions, exclusive of $14.4 million and $4.1 million, respectively, charged to cost of goods sold as discussed above. The 2001 and 2000 total restructuring and other charges included $28.7 million and $36.0 million, respectively, in write-downs of various assets and $56.2 million and $16.6 million, respectively, in accruals for severance and other costs. As of December 31, 2001, the closing of one facility was still in


                                       5
                York International Corporation 2002 Annual Report process. In 2000, we also recorded expenses of $1.6 million for YRG acquisition and integration activities. These charges are more fully discussed in note 16 to our consolidated financial statements.

In 2000, we recorded a gain on divestitures of $26.9 million, primarily relating to the sale of Northfield Freezing Systems. There was no similar transaction in 2001.

Equity in earnings of affiliates was $2.4 million in 2001 as compared to $6.4 million in 2000. The decrease was primarily due to reduced earnings at Clima Roca and Scroll Technologies resulting from declines in sales volume.

In 2001, EBIT decreased 48.6% to $104.1 million compared to $202.6 million in 2000. Excluding the charges, benefit, and gain on divestitures discussed above, EBIT increased 0.7% to $233.1 million in 2001 compared to $231.4 million in 2000. Excluding the currency translation impact, EBIT, exclusive of the charges, benefit, and gain on divestitures, increased 1.5% in 2001 over 2000. (See further discussion below under Segment Analysis)

In 2001, net interest expense decreased 17.7% to $67.2 million from $81.6 million in 2000 due to lower average debt and lower interest rates.

The income tax benefit in 2001 related to both U.S. and non-U.S. operations. The effective tax rate was (24.4%) in 2001 compared to 11.9% in 2000. The lower effective tax rate is primarily due to a $20 million tax benefit recorded in connection with the disposition of foreign operations. The tax rate for ongoing operations was 29.3% in 2001 as compared to 31.0% in 2000.

Net income, as a result of the above factors, was $46.0 million in 2001 as compared to $106.6 million in 2000.

Segment Analysis

The discussion below of each segment's EBIT relates to ongoing operations and excludes the charges, benefit, and gain on divestitures discussed above.

Engineered Systems Group

ESG net sales increased 3.6% to $1,927.3 million in 2001 from $1,859.7 million in 2000. The increase is primarily due to strength in the global service business, and, to a lesser extent, increased equipment sales. Equipment sales increased 2.4% to $1,285.9 million in 2001 from $1,255.5 million in 2000. Service revenue increased 6.2% to $641.4 million in 2001 from $604.2 million in 2000. Excluding the currency translation impact, net sales increased 5.6% over 2000.

ESG EBIT increased 11.2% to $131.7 million (6.8% of net sales) in 2001 from $118.5 million (6.4% of net sales) in 2000 primarily due to the increased service revenue and manufacturing cost reductions. Excluding the currency translation impact, EBIT increased 9.8% over 2000.

York Refrigeration Group

YRG net sales decreased 6.3% to $936.9 million in 2001 from $1,000.4 million in 2000. The decrease reflects declines in the North American food and beverage and process refrigeration equipment markets. Also, YRG's focus on improving the quality of its contracting business in Europe resulted in a planned reduction in contracting revenue. Equipment and contracting sales decreased 7.6% to $705.2 million in 2001 from $762.8 million in 2000. Service revenue decreased 2.5% to $231.7 million in 2001 from $237.6 million in 2000. Excluding the currency translation impact, net sales decreased 2.0% from 2000.

YRG EBIT decreased 12.4% to $57.1 million (6.1% of net sales) in 2001 from $65.2 million (6.5% of net sales) in 2000. The decrease was due to pricing pressures and reduced volume in the North American market, partially offset by the benefits of cost reduction actions. Excluding the currency translation impact, EBIT decreased 7.0% from 2000.

Unitary Products Group

UPG net sales increased 0.4% to $755.9 million in 2001 from $753.1 million in 2000 as a result of the development of new distribution activities in 2001, partially offset by declines in the North American unitary and manufactured housing markets.

UPG EBIT increased 14.4% to $59.1 million (7.8% of net sales) in 2001 from $51.7 million (6.9% of net sales) in 2000. The improvement reflected the benefits of the cost reduction process, partially offset by costs associated with distribution changes.

Bristol Compressors

Bristol net sales decreased 3.0% to $509.7 million in 2001 from $525.7 million in 2000 due to the decline in the North American unitary market, partially offset by increased international sales.


                                       6
                York International Corporation 2002 Annual Report

Bristol EBIT decreased 17.5% to $39.4 million (7.7% of net sales) in 2001 from $47.8 million (9.1% of net sales) in 2000 due to a higher ratio of lower-margin international product sales.

LIQUIDITY AND CAPITAL RESOURCES

Working capital requirements are generally met through a combination of internally generated funds, bank lines of credit, financing of trade receivables, and credit terms from suppliers which approximate receivable terms to our customers. Additional sources of working capital include customer deposits and progress payments.

Working capital decreased $36.2 million to $436.6 million as of December 31, 2002 as compared to $472.8 million as of December 31, 2001. The decrease resulted from lower inventory levels and increases in accounts payable and accrued expenses and income taxes, partially offset by an increase in cash and cash equivalents. The current ratio was 1.52 as of December 31, 2002 as compared to 1.61 as of December 31, 2001.

Capital expenditures were $69.6 million in 2002 as compared to $98.1 million in 2001. Capital expenditures currently anticipated for information system improvements, cost reductions, and the introduction of new products during 2003 are expected to be in excess of depreciation and amortization. These expenditures will be funded from a combination of operating cash flows and availability under credit agreements.

Cash dividends of $0.60 per share were paid on common stock in 2002 and 2001. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend upon such factors as our profitability, financial condition, cash requirements, future prospects, and other factors deemed relevant by the Board of Directors.

Total indebtedness was $650.9 million as of December 31, 2002, primarily consisting of $600 million of senior notes. Senior notes of $500 million mature at dates ranging from 2006 to 2012 and carry fixed rates ranging from 5.80% to 6.70%. The remaining $100 million of 6.75% senior notes mature in March 2003 and are intended to be refinanced under our existing credit agreements on a long-term basis.

We have available a $400 million Five Year Credit Agreement, which expires on May 29, 2006, and a $300 million 364-Day Credit Agreement, which expires on May 28, 2003 (collectively, the Agreements). The Agreements were also available as of December 31, 2001, and the Five Year Credit Agreement was amended and the 364-Day Credit Agreement was renewed in May 2002. As of December 31, 2002 and 2001, no amounts were outstanding under the Agreements.

The $400 million Five Year Credit Agreement provides for borrowings at London InterBank Offering Rate (LIBOR) plus 0.75% or 0.875%, and the $300 million 364-Day Credit Agreement provides for borrowings at LIBOR plus 0.775% or 0.90%, based on the amount of facility utilization. We pay annual fees of 0.125% on the $400 million facility and 0.10% on the $300 million facility. The Agreements allow for borrowings at specified bid rates. As of December 31, 2002 and 2001, the three-month LIBOR rate was 1.38% and 1.86%, respectively. The Agreements contain financial covenants requiring us to maintain certain financial ratios and standard provisions limiting leverage and liens. We were in compliance with these financial covenants as of December 31, 2002 and 2001.

We have additional unused annually renewable domestic bank lines that provide for total borrowings of up to $50 million and $100 million as of December 31, 2002 and 2001, respectively. Our non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $384.5 million and $386.3 million as of December 31, 2002 and 2001, respectively, of which $282.5 million and $276.1 million, respectively, were unused.

Pursuant to the terms of an annually renewable revolving facility, we sell certain of our trade receivables to a wholly-owned, consolidated subsidiary, York Receivables Funding LLC (YRFLLC). In turn, YRFLLC sells, on a revolving basis up to $175 million undivided ownership interest in the purchased trade receivables to bank administered asset-backed commercial paper vehicles. We continue to service the receivables. No servicing asset or liability has been recognized as our cost to service the receivables approximates the servicing income.

In accordance with the facility, YRFLLC has sold $155 million and $175 million of an undivided interest in trade receivables as of December 31, 2002 and 2001, respectively. The proceeds from the sale were reflected as a reduction of receivables in our consolidated balance sheets as of December 31, 2002 and 2001. The discount rate on the trade receivables sold was 1.40% and 2.00% as of December 31, 2002 and 2001, respectively.

In 1999, we sold certain machinery and equipment for net proceeds of $82.4 million and entered into a five year operating lease for the use of the machinery and equipment. At the end of the lease term, we may purchase the leased assets for $82.0 million, return the leased assets to the lessor, or extend the lease for up to five additional years. If we choose to return the leased assets at the end of the initial lease term, we are obligated to pay the lessor a maximum of $33.8 million.



                                       7
                York International Corporation 2002 Annual Report

The following tables summarize our contractual obligations and other commercial commitments as of December 31, 2002:

                                                                     PAYMENTS DUE BY PERIOD

CONTRACTUAL OBLIGATIONS                                      LESS THAN                               AFTER 5
(in thousands)                                   TOTAL        1 YEAR      1-3 YEARS    4-5 YEARS      YEARS
--------------                                   -----        ------      ---------    ---------      -----
Notes payable and capital lease obligations     $650,933     $ 32,709     $  3,128     $312,584     $302,512

Operating leases                                 148,005       36,614       80,719       20,733        9,939

Unconditional purchase obligations (a)            15,408       15,408           --           --           --
                                                --------     --------     --------     --------     --------
Total contractual cash
  obligations                                   $814,346     $ 84,731     $ 83,847     $333,317     $312,451
                                                --------     --------     --------     --------     --------

                                                         AMOUNT OF COMMITMENT EXPIRATION PER PERIOD

                                                TOTAL
OTHER COMMERCIAL COMMITMENTS                    AMOUNTS     LESS THAN                                OVER 5
(in thousands)                                 COMMITTED     1 YEAR      1-3 YEARS     4-5 YEARS     YEARS
--------------                                 ---------     ------      ---------     ---------     -----
Standby letters of credit and surety bonds     $ 88,784     $ 83,407     $  4,597     $    568     $    212
Performance guarantees                          148,600      136,742        7,808        1,118        2,932
Commercial letters of credit                     17,939       17,939           --           --           --
Guarantee of affiliate debt (b)                  30,000           --           --           --       30,000
                                               ---------    ---------    ---------    ---------    ---------
Total commercial commitments                   $285,323     $238,088     $ 12,405     $  1,686     $ 33,144
                                               ---------    ---------    ---------    ---------    ---------

(a) We own 50% of a small refrigeration company and are contingently obligated to purchase the remaining 50% no later than 2014. Our purchase commitment can be accelerated under certain circumstances. The purchase price will be determined based upon the profitability of the company but cannot be less than $5 million.

(b) We and another company participate in a manufacturing joint venture, Scroll Technologies (Scroll). We have guaranteed our share of the indebtedness of Scroll. In the event Scroll would default on its debt obligation, we are required to assume 50% of Scroll's outstanding debt.

We believe that we will be able to satisfy our principal and interest payment obligations and our working capital and capital expenditure requirements from operating cash flows together with the availability under the Agreements. The Agreements and additional bank lines support seasonal working capital needs and are available for general corporate purposes.

We have access to bank lines of credit and have the ability to borrow under the Agreements as long as we continue to meet the financial covenants or until expiration of the Agreements. The primary financial covenants are the earnings before interest, taxes, and depreciation and amortization (EBITDA) interest coverage and the debt to capital ratio, as defined under the Agreements. As of December 31, 2002, our EBITDA interest coverage was 4.9, exceeding the minimum requirement of 3.5. As of December 31, 2002, our debt to capital ratio was 46%, below the maximum allowed of 57%. Our ability to issue commercial paper is limited due to our credit ratings.

Because our obligations under the Agreements and revolving trade receivables purchase facility bear interest at floating rates, our interest costs are sensitive to changes in prevailing interest rates.

In the ordinary course of business, we enter into various types of transactions that involve contracts and financial instruments. We enter into these financial instruments to manage financial market risk, including foreign exchange, commodity price, and interest rate risk. Financial instruments are more fully discussed in note 11 to our consolidated financial statements and under the caption Market Risk on page 9.

Employee stock plans include the 1992 Employee Stock Purchase Plan (ESPP), as amended, the 2002 Omnibus Stock Plan (2002 Plan), and the Amended and Restated 1992 Omnibus Stock Plan (1992 Plan). The ESPP authorizes employees to purchase up to 2.5 million shares of our common stock, inclusive of 0.5 million shares authorized by the stockholders in May 2001. The 2002 Plan was approved by shareholders in May 2002 and authorized the issuance of up to 2.0 million shares of our common stock as stock option or restricted stock awards. As of December 31, 2002, 0.4 million and 1.9 million shares remained available for purchase or grant under the ESPP and 2002 Plan, respectively. The 1992 Plan, which authorized the issuance of up to 8.4 million shares, expired in August 2002 and remaining shares of 0.9 million were cancelled.


                                       8
                York International Corporation 2002 Annual Report

OUTLOOK

Given the current economic and political environments, we expect weak commercial equipment markets to continue to affect results in 2003, with pricing and margin levels remaining consistent with 2002. We anticipate that the U.S. unitary market will be at volumes levels similar to 2002. We expect our service businesses to continue to grow and to realize further benefits from cost reduction actions implemented in 2002. Externally driven cost increases in pension expense and insurance and medical costs and escalating steel prices will substantially offset the benefits expected to be realized from service growth and cost reductions. Furthermore, we are evaluating additional actions to improve long-term performance, which could result in significant implementation costs and impairment charges. In addition to cost reductions associated with the recently announced organizational changes, actions under consideration include further reduction of manufacturing capacity and the elimination of product lines and small, non-core businesses. We expect continued debt reduction in 2003, although further working capital reductions will be limited.

INFLATION

We believe inflation has not had a significant impact on our consolidated results of operations for the periods presented. We were able to substantially offset the effect of inflation through cost reduction programs in 2002. We do not anticipate inflation having a significant impact on our future consolidated results of operations.

CYCLICALITY

We are exposed to cyclicality, particularly as it relates to new construction. Generally, ESG and YRG are impacted by changes in commercial construction, while UPG and Bristol are impacted by residential construction. Exposure to cyclicality is partially mitigated by our emphasis on the service, repair, and replacement market. As the installed base of heating, air conditioning, and refrigeration equipment has grown and aged, we derive a significant portion of our revenue from the service, repair, and replacement market. In 2002, 2001, and 2000 on a worldwide basis, service, repair, and replacement revenue accounted for an estimated 46%, 44%, and 43%, respectively, of our net sales, while new construction revenue accounted for the remainder.

SEASONALITY

Sales of UPG equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction and replacement market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. We provide incentives for distributors to purchase products in advance of seasonal sales. These incentives, together with advance production schedules, somewhat reduce the impact of seasonal fluctuations on our sales of residential equipment. Similarly, demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. Requirements for service and repair parts for ESG products and the YRG contracting business also increase during summer months. The overall effect of seasonality is partially mitigated by sales of our ESG and YRG equipment, for which demand is less seasonal.

MARKET RISK

We are exposed to market risk associated with changes in foreign currency exchange rates, certain commodity prices, and interest rates.

We do not typically hedge our market risk exposures beyond three years and do not anticipate any material changes in our primary market risk exposures in 2003. We do not hold or issue derivative instruments for trading purposes.

We mitigate the risk that the counter-party to currency, commodity, and interest rate financial instruments will fail to perform by only entering into financial instruments with major international financial institutions. Financial instruments are more fully discussed in note 11 to our consolidated financial statements.

Currency Rate Risk

We have manufacturing facilities in eight foreign countries and our products are sold in over 125 countries throughout the world. As a result, we are exposed to movements in various currencies against the U.S. dollar and against the currencies in which we manufacture. The major foreign currencies in which foreign currency risks exist are the Euro, Danish Krone, British Pound Sterling, Chinese Renminbi, Canadian Dollar, Mexican Peso, and Brazilian Real.

Based on a sensitivity analysis of our estimated 2003 foreign exchange currency exposures, a uniform 10% strengthening of the value of the U.S. dollar against these foreign exchange currency exposures is estimated to result in a $13.8 million


                                        9
                York International Corporation 2002 Annual Report reduction in 2003 forecasted income from operations when translated from functional currencies. In addition to its direct effect, changes in foreign currency exchange rates will also potentially affect future sales volumes, foreign currency sales prices, and hedging strategies. The sensitivity analysis described above does not reflect these potential changes.

We manage our foreign currency risks by hedging our foreign currency exposure with foreign currency forward contracts and purchased option contracts. Through our foreign currency hedging activities, we seek to minimize the risk that cash flows resulting from the sale of products, manufactured in a currency different from the currency used by the selling subsidiary, will be affected by changes in foreign currency exchange rates. We do not, however, hedge foreign exposures that are considered immaterial or in highly correlated currencies. Foreign currency derivative instruments (forward contracts and purchased option contracts) are matched to the underlying foreign currency exposures and are executed to minimize foreign exchange transaction costs.

The functional currency for the majority of our foreign operations is the applicable local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in currency translation adjustments in accumulated other comprehensive losses. We do not manage translation risks. Based on a sensitivity analysis, a uniform 10% strengthening of the value of the U.S. dollar would increase other comprehensive losses by $87.8 million.

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

Interest Rate Risk

We manage our interest rate risk by entering into both fixed and variable rate debt at the lowest possible costs. Short-term borrowings, typically bank loans, are entered into and renewed in the ordinary course of business and have maturity dates that support seasonal working capital needs. Our non-U.S. subsidiaries maintain bank credit facilities for borrowings in their functional currency on a floating rate basis. In addition, we enter into interest rate swap contracts in order to achieve a balanced mix of fixed and variable rate indebtedness.

The following table provides information, as of December 31, 2002, concerning our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by contractual maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the interest rate swaps. Weighted average variable rates are generally based on LIBOR as of the reset dates. The cash flows of these instruments are denominated in a variety of currencies. Unless otherwise indicated, the information is presented in U.S. dollar equivalents.


                                       10
                York International Corporation 2002 Annual Report

PRINCIPAL PAYMENTS AND INTEREST RATE DETAIL BY CONTRACTUAL MATURITY DATES

                                                                                                                         FAIR VALUE
                                                                                                                          (ASSETS)/
(in thousands)                          2003       2004       2005         2006        2007      THEREAFTER     TOTAL    LIABILITIES
--------------                          ----       ----       ----         ----        ----      ----------     -----    -----------
Short-term debt

Variable rate (U.S. dollars)         $  1,223    $    --    $     --    $      --    $     --    $      --    $   1,223   $   1,223
  Average interest rate                  2.42%        --          --           --          --           --
Variable rate (other currencies)     $ 28,138    $    --    $     --    $      --    $     --    $      --    $  28,138   $  28,138
  Average interest rate                 10.87%        --          --           --          --           --

Long-term debt

Fixed rate (U.S. dollars)            $    212    $   228    $    245    $ 310,992    $    280    $ 300,493    $ 612,450   $ 649,369
  Average interest rate                  6.33%      6.33%       6.34%        6.67%       6.36%        6.40%
Fixed rate (other currencies)        $  1,354    $ 1,364    $  1,147    $     897    $    271    $   1,946    $   6,979   $   6,979
  Average interest rate                  7.04%      6.85%       6.91%        6.86%       6.98%        6.99%
Variable rate (U.S. dollars)         $  1,782    $    72    $     72    $      72    $     72    $      73    $   2,143   $   2,143
  Average interest rate (a)              2.27%      3.88%       3.88%        3.88%       3.88%        3.88%

Interest Rate Derivatives

Fixed to variable rate interest
 rate swaps (U.S. dollars)           $     --    $    --    $     --    $ 100,000    $     --    $      --    $ 100,000   $ (10,730)
  Average pay rate (b)               $     --    $    --    $     --    $      --    $     --    $      --
  Average receive rate                     --         --          --         6.63%         --           --

----------

(a) Variable rate specified is based upon LIBOR plus the specified margin over LIBOR.

(b) The average pay rate is based upon 6-month forward LIBOR, which was 1.39% as of December 31, 2002.


APPLICATION OF CRITICAL ACCOUNTING POLICIES

Preparation of our consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires us to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Many of the estimates require us to make significant judgments and assumptions. Actual results could differ from our estimates and could have a significant impact to our consolidated results of operations, financial position, and cash flows. We consider the estimates used to account for warranty, postretirement and postemployment benefits, income taxes, and the impairment of long-lived assets and goodwill our most significant judgments.

We base many of our assumptions on our historical experience, recent trends, internal budgets, and forecasts. We develop our budgets and forecasts based upon current and historical operating performance, expected industry and market trends, and expected overall economic conditions. Our assumptions about future experience, cash flows, and profitability require significant judgment since actual results have fluctuated in the past and are expected to continue to do so.

Warranty

We sell equipment with standard and extended warranties. Our warranty policies require us to estimate warranty costs. Generally, estimated warranty costs are calculated as the ratio of historical warranty costs to historical actual sales. Historical warranty costs and historical sales are based upon the most recent five fiscal years. When no warranty history is available for new or reengineered products, estimated warranty costs are based upon the warranty history of similar products. We estimate warranty costs for any known defects separately. Warranty costs include the cost of labor and parts to repair equipment under warranty. Differences between our estimates and actual cost of labor or parts, frequency of repairs, or defects could have a significant impact to our consolidated results of operations, financial position, and cash flows.


                                       11
                York International Corporation 2002 Annual Report

Postretirement and Postemployment Benefits

We provide postretirement and postemployment benefits to certain of our employees and former employees. Our postretirement and postemployment benefit plans provide pension, salary continuance, severance, life insurance, and health care. The actual amounts of benefits we pay are ultimately based upon each employee's years of service, total amount of compensation during employment, and medical services provided. We fund most of our pension plans by contributing assets to a trust that invests those assets in various stocks, bonds, and other investments. We accrue estimated postretirement and postemployment benefits over the period of service or at the date of the event triggering benefits.

An independent third party actuary calculates our projected postretirement and postemployment liabilities. When calculating the projected liabilities, we must make a number of estimates such as discount rate, rate of compensation increase, expected return on plan assets, and rate of increasing health care costs (see note 12 to our consolidated financial statements). Our estimates are based upon prevailing interest rates and current market conditions, as well as, health care cost and compensation trends. Differences between our estimates of future investment returns and actual returns could have a significant effect on future expense and funding requirements. Similarly, differences between our calculations of future benefits and actual benefits could also have a significant impact to our consolidated results of operations, financial position, and cash flows.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance to the amount that more likely than not will be realized.

We assess the recoverability of deferred tax assets based upon our estimated future taxable income and our tax strategies. Our estimated future taxable income is based upon our internal budgets and forecasts. Differences between our estimates and actual taxable income could have a significant impact to our consolidated results of operations and financial position.

We also recognize a liability for expected future tax contingencies. We assess the liability based on our review of various tax issues and internal and external interpretations of tax law. Differences between our estimates and actual future tax payments could have a significant impact to our consolidated results of operations, financial position, and cash flows.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of an asset or asset group should be assessed. We assess the carrying amount of the asset or asset group by comparing carrying amount to our estimate of cash inflows, net of outflows. If the estimated net cash inflows are less than the asset carrying amount, the asset is written down to fair value. Fair value is based upon quoted market prices, if available. When quoted market prices are not available, we estimate fair value based upon the selling prices of similar assets or valuation techniques. We must estimate the net cash inflows to assess an asset or asset group carrying amount and fair value. Our estimates are based upon our internal budgets and forecasts. A change in the utilization of our assets or a decision to exit certain product lines or manufacturing locations could impact our estimate of future cash flows. A decrease in estimated future cash flows could reduce the fair values of long-lived assets, increasing the likelihood of impairment, which could have a significant impact to our consolidated results of operations and financial position.

We are required to test goodwill for impairment at least annually or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We identify potential goodwill impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount of goodwill impairment loss, if any, must be measured. We measure the amount of goodwill impairment loss by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized as an operating expense.

A goodwill impairment test requires us to estimate the fair value of our reporting units. We estimate reporting unit fair value using a discounted cash flow and market-multiple approach. In estimating future cash flows, we use our internal budgets and forecasts.


                                       12
                York International Corporation 2002 Annual Report

In the second quarter of 2002, we completed the transitional goodwill impairment test. As required, the transitional goodwill impairment test was performed as of January 1, 2002. The transitional goodwill impairment test resulted in an impairment charge in our YRG reporting unit. The projected financial performance of YRG, which includes the entities acquired in the Sabroe acquisition, was insufficient to support the related goodwill as of January 1, 2002.

We also completed our annual goodwill impairment test in the fourth quarter of 2002. Our 2002 annual goodwill impairment test indicated that the estimated fair values of our reporting units exceeded carrying amounts. As a result, no goodwill impairment was recognized. A decrease in estimated future cash flows or profitability would reduce the fair values of our reporting units and increase the likelihood of goodwill impairment which could have a significant impact to our consolidated results of operations and financial position.

Management has discussed the development and selection of critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed this disclosure.

NEW ACCOUNTING STANDARDS

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses financial accounting and reporting for costs associated with exit or disposal activities initiated after December 31, 2002 and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under the statement, we will recognize liabilities at fair value for costs associated with exit or disposal activities only when the liability is incurred. The statement is not expected to materially impact our consolidated financial statements.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The interpretation elaborates on the disclosures to be made in our interim and annual financial statements about obligations under certain guarantees. It also requires us to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 (see note 13 to our consolidated financial statements). The initial measurement and recognition provisions are required to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The interpretation is not expected to have a material impact on our consolidated financial statements.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." The consensus requires an approach to determine whether we should divide an arrangement with multiple deliverables into separate units of accounting. The consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with earlier application permitted. The transition provisions of the consensus allow us to apply the consensus prospectively or as a cumulative effect of a change in accounting principle. The impact the consensus will have on our consolidated financial statements is not known at this time.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement requires us to disclose in both annual and interim financial statements the method of accounting for stock-based compensation and the effect of the method used on our reported results. The statement is effective for annual periods ending after December 15, 2002 and interim periods beginning after December 15, 2002. The statement is not expected to have a material impact on our consolidated financial statements. We apply the intrinsic value method of accounting for stock-based employee compensation (see note 1 to our consolidated financial statements) and do not expect to adopt the fair value method.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." The interpretation addresses consolidation of variable interest entities which have one or both of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (2) the equity investors lack the essential characteristics of a controlling financial interest. This interpretation applies to variable interest entities created after January 31, 2003, and to variable interest entities in which we obtain an interest after that date. Beginning on July 1, 2003, it applies to variable interest entities in which we hold a variable interest


                                       13
                York International Corporation 2002 Annual Report that we acquired prior to February 1, 2003. We may apply this interpretation by restating previously issued financial statement for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The impact the interpretation will have on our consolidated financial statements is not known at this time. See note 13 to our consolidated financial statements for information about the variable interest entity used in our sale leaseback transaction.

FORWARD-LOOKING INFORMATION - RISK FACTORS

This document contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance of the Company based on assumptions currently believed to be valid.

To the extent we have made "forward-looking statements," certain risk factors could cause actual results to differ materially from those anticipated in such forward-looking statements including, but not limited to competition, government regulation, litigation, work stoppages, and environmental considerations. Unseasonably cool weather in various parts of the world could adversely affect our UPG and ESG air conditioning businesses and, similarly, the Bristol compressor business. Bristol is also dependent on the successful development and introduction of new products. The ESG air conditioning business could also be affected by a further slowdown in the large chiller market and by the acceptance of new product introductions. Both YRG and ESG could be negatively impacted by reductions in commercial construction. Our ability to effectively implement price increases to offset higher costs is dependent on market conditions and the competitive environment. The financial results of our foreign locations could be negatively impacted by the translation effect of currency fluctuations on comprehensive income as well as by political changes including nationalization or expropriation of assets. In addition, our overall performance could be affected by declining worldwide economic conditions or slowdowns resulting from world events.


                                       14
                York International Corporation 2002 Annual Report

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders, York International Corporation:

We have audited the accompanying consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive (loss) income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of York International Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

KPMG LLP
Harrisburg, Pennsylvania
February 14, 2003


                                       15
                York International Corporation 2002 Annual Report

                           CONSOLIDATED BALANCE SHEETS

                                                                                        DECEMBER 31,
(in thousands, except per share data)                                              2002             2001
-------------------------------------                                           -----------      -----------
ASSETS
Current assets:
     Cash and cash equivalents                                                  $    92,940      $    39,434
     Receivables, net                                                               627,067          613,892
     Inventories                                                                    473,779          515,260
     Prepayments and other current assets                                            81,461           81,883
                                                                                -----------      -----------
                             Total current assets                                 1,275,247        1,250,469
                                                                                -----------      -----------
Deferred income taxes                                                                69,696           56,149
Investments in affiliates                                                            29,389           24,957
Property, plant, and equipment, net                                                 500,318          480,999
Goodwill                                                                            504,963          651,673
Intangibles, net                                                                     32,000           28,415
Deferred charges and other assets                                                    94,509           79,847
                                                                                -----------      -----------
Total assets                                                                    $ 2,506,122      $ 2,572,509
                                                                                -----------      -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Notes payable and current portion of long-term debt                        $    32,709      $    36,604
     Accounts payable and accrued expenses                                          768,748          735,962
     Income taxes                                                                    37,202            5,073
                                                                                -----------      -----------
                             Total current liabilities                              838,659          777,639
                                                                                -----------      -----------
Long-term warranties                                                                 44,748           43,751
Long-term debt                                                                      618,224          724,378
Postretirement and postemployment benefits                                          244,522          208,195
Other long-term liabilities                                                          77,155           79,112
                                                                                -----------      -----------
                             Total liabilities                                    1,823,308        1,833,075
                                                                                -----------      -----------
Stockholders' equity:
     Common stock $.005 par value; 200,000 shares authorized; issued 45,820
            shares in 2002 and 45,616 shares in 2001                                    229              228
     Additional paid-in capital                                                     727,031          723,980
     Retained earnings                                                              327,176          449,089
     Accumulated other comprehensive losses                                        (142,344)        (196,870)
     Treasury stock, at cost; 6,169 shares in 2002 and
            6,394 shares in 2001                                                   (228,591)        (236,938)
     Unearned compensation                                                             (687)             (55)
                                                                                -----------      -----------
                             Total stockholders' equity                             682,814          739,434
                                                                                -----------      -----------
Total liabilities and stockholders' equity                                      $ 2,506,122      $ 2,572,509
                                                                                -----------      -----------

The accompanying notes are an integral part of these statements.


                                       16
                York International Corporation 2002 Annual Report

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        YEARS ENDED DECEMBER 31,
(in thousands, except per share data)                                            2002            2001             2000
-------------------------------------                                        -----------      -----------      -----------
Net sales                                                                    $ 3,843,373      $ 3,920,096      $ 3,883,207
Cost of goods sold                                                            (3,115,621)      (3,179,891)      (3,071,454)
                                                                             -----------      -----------      -----------
                    Gross profit                                                 727,752          740,205          811,753
Selling, general, and administrative expenses                                   (566,348)        (568,030)        (592,788)
Restructuring and other charges, net                                                 111          (70,504)         (49,679)
                                                                             -----------      -----------      -----------
                    Income from operations                                       161,515          101,671          169,286
Interest expense, net                                                            (48,485)         (67,150)         (81,587)
(Loss) gain on divestitures                                                      (10,319)              --           26,902
Equity in earnings of affiliates                                                   4,180            2,444            6,368
                                                                             -----------      -----------      -----------
                    Income before income taxes and cumulative
                              effect of a change in accounting principle         106,891           36,965          120,969
(Provision) benefit for income taxes                                             (25,715)           9,024          (14,362)
                                                                             -----------      -----------      -----------
                    Income before cumulative effect of
                              a change in accounting principle                    81,176           45,989          106,607
Cumulative effect of a change in accounting principle                           (179,436)              --               --
                                                                             -----------      -----------      -----------
Net (loss) income                                                            $   (98,260)     $    45,989      $   106,607
                                                                             -----------      -----------      -----------
Basic (loss) earnings per share:
     Income before cumulative effect of a change
           in accounting principle                                           $      2.06      $      1.19      $      2.80
     Cumulative effect of a change in accounting principle                         (4.56)              --               --
                                                                             -----------      -----------      -----------
     Net (loss) income                                                             (2.50)            1.19             2.80
                                                                             -----------      -----------      -----------
Diluted (loss) earnings per share:
     Income before cumulative effect of a change
          in accounting principle                                                   2.04             1.17             2.78
     Cumulative effect of a change in accounting principle                         (4.51)              --               --
                                                                             -----------      -----------      -----------
     Net (loss) income                                                       $     (2.47)     $      1.17      $      2.78
                                                                             -----------      -----------      -----------

Weighted average common shares and common
     equivalents outstanding:
          Basic                                                                   39,351           38,626           38,107
          Diluted                                                                 39,770           39,147           38,281
                                                                             -----------      -----------      -----------

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

                                                                                        YEARS ENDED DECEMBER 31,
(in thousands)                                                                  2002             2001             2000
-------------------------------------                                        -----------      -----------      -----------
Net (loss) income                                                            $   (98,260)     $    45,989      $   106,607
                                                                             -----------      -----------      -----------
Other comprehensive income (loss):
     Foreign currency translation adjustments                                     71,964          (50,795)         (66,947)
     Cash flow hedges:
          Transition adjustment, net of tax of $(525) in 2001                         --             (976)              --
          Reclassification adjustment, net of tax of $2,027 and
               $1,950 in 2002 and 2001, respectively                               3,764            3,622               --
          Net derivative income (loss), net of tax of $93 and $(3,937)
               in 2002 and 2001, respectively                                        172           (7,311)              --
     Minimum pension liability adjustments, net of tax of
          $(11,380), $(1,200), and $(223) in 2002, 2001, and 2000,
          respectively                                                           (21,496)          (2,866)            (451)
     Available for sale securities, net of tax of $85                                122               --               --
                                                                             -----------      -----------      -----------
                    Total other comprehensive income (loss)                       54,526          (58,326)         (67,398)
                                                                             -----------      -----------      -----------
Comprehensive (loss) income                                                  $   (43,734)     $   (12,337)     $    39,209
                                                                             -----------      -----------      -----------

The accompanying notes are an integral part of these statements.


                                       17
                York International Corporation 2002 Annual Report

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         YEARS ENDED DECEMBER 31,
(in thousands)                                                                     2002           2001           2000
---------------                                                                  ---------      ---------      ---------
Cash flows from operating activities:
    Net (loss) income                                                            $ (98,260)     $  45,989      $ 106,607
    Adjustments to reconcile net (loss) income to net
           cash provided by operating activities:
                 Cumulative effect of a change in accounting principle             179,436             --             --
                 Depreciation and amortization of property, plant, and
                 equipment                                                          62,167         59,655         63,115
                 Amortization of deferred charges, intangibles, and goodwill         2,768         27,024         28,443
                 Provision for doubtful receivables                                 18,587          7,847          9,004
                 Effect of non-cash charges                                          1,631         28,694         36,502
                 Loss (gain) on divestitures                                        10,319             --        (26,902)
                 Deferred income taxes                                             (12,033)           126         (7,653)
                 Loss on sale of fixed assets                                        1,968          1,301          3,335
                 Other                                                              (1,346)         5,462         (1,443)
                 Change in assets and liabilities net of effects from
                            acquisitions and divestitures:
                                        Receivables, net                           (17,620)        57,820         19,297
                                        Inventories                                 39,299        112,394        (53,753)
                                        Prepayments and other current assets        (2,629)        26,858         (7,296)
                                        Accounts payable and accrued
                                        expenses                                    35,890       (102,629)       (16,595)
                                        Income taxes                                32,297        (10,468)       (26,996)
                                        Other long-term assets and
                                        liabilities                                  9,176         (7,381)        (1,415)
                                                                                 ---------      ---------      ---------
                            Net cash provided by operating activities              261,650        252,692        124,250
                                                                                 ---------      ---------      ---------
Cash flows from investing activities:
    Purchases of and investments in other companies, net of cash acquired           (2,248)        (3,178)        (5,832)
    Proceeds from divestitures, net                                                 12,071             --         41,826
    Capital expenditures                                                           (69,562)       (98,126)       (93,971)
    Proceeds from sale of fixed assets                                               5,696          2,491          5,543
                                                                                 ---------      ---------      ---------
                            Net cash used by investing activities                  (54,043)       (98,813)       (52,434)
                                                                                 ---------      ---------      ---------
Cash flows from financing activities:
    Net payments on short-term debt                                                 (3,602)       (14,297)       (34,396)
    Net (payments) proceeds of commercial paper borrowings                        (197,702)      (255,198)        56,053
    Net proceeds from issuance of senior notes                                      99,149        197,623             --
    Net payments on other long-term debt                                           (17,350)       (67,270)       (84,398)
    Reduction in sale of receivables                                               (20,000)            --             --
    Common stock issued                                                             10,046         21,100          8,033
    Treasury stock purchases                                                           (39)           (52)        (7,525)
    Dividends paid                                                                 (23,653)       (23,222)       (22,814)
                                                                                 ---------      ---------      ---------
                            Net cash used by financing activities                 (153,151)      (141,316)       (85,047)
                                                                                 ---------      ---------      ---------
Effect of exchange rate changes on cash                                               (950)           446            142
                                                                                 ---------      ---------      ---------
                            Net increase (decrease) in cash and cash
                            equivalents                                             53,506         13,009        (13,089)
Cash and cash equivalents at beginning of year                                      39,434         26,425         39,514
                                                                                 ---------      ---------      ---------
Cash and cash equivalents at end of year                                         $  92,940      $  39,434      $  26,425
                                                                                 ---------      ---------      ---------
Supplemental disclosure of cash paid (received) for:
    Interest                                                                     $  48,771      $  63,212      $  81,752
    Income taxes                                                                    (5,513)        (3,469)        44,244
Non-cash investing activities, acquisitions of business:
    Fair value of tangible and intangible assets acquired                        $   4,830      $   6,820      $   9,554
    Liabilities assumed                                                              2,582          3,642          3,722
                                                                                 ---------      ---------      ---------

The accompanying notes are an integral part of these statements.


                                       18
                York International Corporation 2002 Annual Report

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                     ACCUMULATED
                                                                                        OTHER
                                                       ADDITIONAL                      COMPRE-
(in thousands, except                      COMMON        PAID-IN       RETAINED        HENSIVE
   per share data)                          STOCK        CAPITAL       EARNINGS        LOSSES
----------------------                    ---------    ----------      ---------     -----------
Balance, December 31, 1999                $     225     $ 715,322      $ 342,529      $ (71,146)
    Net income                                   --            --        106,607             --
    Cash dividends ($.60 per share)              --            --        (22,814)            --
    Purchase of treasury stock,
      at cost                                    --            --             --             --
    Issuance of common stock:
      Employee stock purchase plan                2         7,310             --             --
      Executive stock agreements, net            --        (1,593)            --             --
      Stock options exercised
        and other                                --          (467)            --             --
      Tax effect of options exercised            --           113             --             --
    Other comprehensive losses                   --            --             --        (67,398)
    Amortization of unearned
      compensation                               --            --             --             --
                                          ---------     ---------      ---------      ---------
Balance, December 31, 2000                $     227     $ 720,685      $ 426,322      $(138,544)
    Net income                                   --            --         45,989             --
    Cash dividends ($.60 per share)              --            --        (23,222)            --
    Purchase of treasury stock,
      at cost                                    --            --             --             --
    Issuance of common stock:
      Employee stock purchase plan                1         6,139             --             --
      Stock options exercised
        and other                                --        (7,755)            --             --
      Tax effect of options exercised            --         4,911             --             --
    Other comprehensive losses                   --            --             --        (58,326)
    Amortization of unearned
      compensation                               --            --             --             --
                                          ---------     ---------      ---------      ---------
Balance, December 31, 2001                $     228     $ 723,980      $ 449,089      $(196,870)
    Net loss                                     --            --        (98,260)            --
    Cash dividends ($.60 per share)              --            --        (23,653)            --
    Purchase of treasury stock,
      at cost                                    --            --             --             --
    Issuance of common stock:
      Employee stock purchase plan                1         3,803             --             --
      Executive stock agreements, net            --           710             --             --
      Stock options exercised
        and other                                --        (2,144)            --             --
      Tax effect of options exercised            --           682             --             --
    Other comprehensive income                   --            --             --         54,526
    Amortization of unearned
      compensation                               --            --             --             --
                                          ---------     ---------      ---------      ---------
Balance, December 31, 2002                $     229     $ 727,031      $ 327,176      $(142,344)
                                          ---------     ---------      ---------      ---------

                                                         UNEARNED                          COMMON SHARES
(in thousands, except                     TREASURY        COMPEN-
   per share data)                          STOCK         SATION         TOTAL          ISSUED       TREASURY
----------------------                    ---------      ---------      ---------      ---------     ---------
Balance, December 31, 1999                $(253,274)     $  (1,726)     $ 731,930         45,062         6,700
    Net income                                   --             --        106,607             --            --
    Cash dividends ($.60 per share)              --             --        (22,814)            --            --
    Purchase of treasury stock,
      at cost                                (7,525)            --         (7,525)            --           299
    Issuance of common stock:
      Employee stock purchase plan               --             --          7,312            315            --
      Executive stock agreements, net           (26)         1,583            (36)            --            39
      Stock options exercised
        and other                             1,224             --            757             --           (33)
      Tax effect of options exercised            --             --            113             --            --
    Other comprehensive losses                   --             --        (67,398)            --            --
    Amortization of unearned
      compensation                               --             30             30             --            --
                                          ---------      ---------      ---------      ---------     ---------
Balance, December 31, 2000                $(259,601)     $    (113)     $ 748,976         45,377         7,005
    Net income                                   --             --         45,989             --            --
    Cash dividends ($.60 per share)              --             --        (23,222)            --            --
    Purchase of treasury stock,
      at cost                                   (52)            --            (52)            --             2
    Issuance of common stock:
      Employee stock purchase plan               (1)            --          6,139            236            --
      Stock options exercised
        and other                            22,716             --         14,961              3          (613)
      Tax effect of options exercised            --             --          4,911             --            --
    Other comprehensive losses                   --             --        (58,326)            --            --
    Amortization of unearned
      compensation                               --             58             58             --            --
                                          ---------      ---------      ---------      ---------     ---------
Balance, December 31, 2001                $(236,938)     $     (55)     $ 739,434         45,616         6,394
    Net loss                                     --             --        (98,260)            --            --
    Cash dividends ($.60 per share)              --             --        (23,653)            --            --
    Purchase of treasury stock,
      at cost                                   (39)            --            (39)            --             1
    Issuance of common stock:
      Employee stock purchase plan               --             --          3,804            174            --
      Executive stock agreements, net            --           (710)            --             30            --
      Stock options exercised
        and other                             8,386             --          6,242             --          (226)
      Tax effect of options exercised            --             --            682             --            --
    Other comprehensive income                   --             --         54,526             --            --
    Amortization of unearned
      compensation                               --             78             78             --            --
                                          ---------      ---------      ---------      ---------     ---------
Balance, December 31, 2002                $(228,591)     $    (687)     $ 682,814         45,820         6,169
                                          ---------      ---------      ---------      ---------     ---------

The accompanying notes are an integral part of these statements.


                                       19
                York International Corporation 2002 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

York International Corporation (the Company, which may be referred to as we, us, or our) is a full-line, global designer and manufacturer of heating, ventilating, air conditioning, and refrigeration (HVAC&R) equipment comprised of four segments during 2002: Engineered Systems Group, York Refrigeration Group, Unitary Products Group, and Bristol Compressors. We market our products and services throughout the world, and our customers range from residential contractors to design builders, commercial contractors, building owners, and original equipment manufacturers. Effective January 1, 2003, we consolidated our York Refrigeration Group and Engineered Systems Group segments and reorganized management of the combined business on a geographic basis.

USE OF ESTIMATES

Preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America (U.S.), requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of York International Corporation and its wholly-owned and majority-owned subsidiaries. We eliminate all significant intercompany transactions.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

RECEIVABLES

We offer trade terms to our customers in the normal course of business. Receivables are reported at original carrying value net of the allowance for doubtful receivables. Trade terms are extended to customers based upon credit worthiness and general economic and market conditions. We record an allowance for doubtful receivables based upon our historical experience of bad debts and when collection of specific receivables is not probable and can be estimated.

INVENTORIES

We state inventories at the lower of cost or market using the last-in, first-out
(LIFO) or first-in, first-out (FIFO) method.

PROPERTY, PLANT, AND EQUIPMENT

We state property, plant, and equipment at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Significant improvements and renewals are capitalized and depreciated. Depreciation is computed generally on a straight-line basis over the estimated useful lives of the assets as follows:

         Buildings                                                   15-30 years
         Machinery and equipment                                      3-12 years

GOODWILL

We record the excess purchase price of net tangible and intangible assets acquired over their estimated fair value as goodwill. On January 1, 2002 we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, we no longer amortize goodwill, but instead test reporting unit goodwill for impairment at least annually in the fourth quarter of each year. We test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Engineered Systems Group, York Refrigeration Group, Unitary Products Group, and Bristol Compressors segments were identified as our reporting units, as defined under the statement. We identify potential goodwill impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. We determine fair value using a discounted cash flow and market-multiple approach. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount of goodwill impairment loss, if any, must be measured. We measure the amount of goodwill impairment loss by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized as an operating expense.


                                       20
                York International Corporation 2002 Annual Report

Prior to January 1, 2002 we amortized goodwill on a straight-line basis over periods of up to 40 years. We tested goodwill for impairment by comparing the carrying amount to undiscounted future operating cash flows of the acquired operations or the long-lived assets to which the goodwill is attributed. The following table presents net income and basic and diluted earnings per share excluding goodwill amortization for the years ended December 31, 2001 and 2000:

(in thousands, except per share data)                   2001            2000
-------------------------------------                -----------     -----------
Reported net income                                  $    45,989     $   106,607
Add back:  Goodwill amortization                          24,447          25,634
                                                     -----------     -----------
Adjusted net income                                  $    70,436     $   132,241
                                                     -----------     -----------

Basic earnings per share:
     Reported net income                             $      1.19     $      2.80
     Add back:  Goodwill amortization                       0.63            0.67
                                                     -----------     -----------
     Adjusted net income                             $      1.82     $      3.47
                                                     -----------     -----------

Diluted earnings per share:
     Reported net income                             $      1.17     $      2.78
     Add back:  Goodwill amortization                       0.63            0.67
                                                     -----------     -----------
     Adjusted net income                             $      1.80     $      3.45
                                                     -----------     -----------

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by comparing the carrying amount to future net cash flows expected to be generated. If the carrying amount exceeds estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount exceeds the fair value. Assets or asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

We provide postretirement and postemployment benefits to certain of our employees and former employees. These benefits include pension, salary continuance, severance, life insurance, and health care. Benefits are accrued over the employees' service periods or at the date of the event triggering the benefit.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We apply SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, in accounting for derivatives and hedging activities. These statements require that all derivative instruments be recognized in the balance sheet at fair value and establish criteria for the designation of hedges and the determination of effectiveness of hedging relationships for fair value and cash flow hedges.

We are exposed to market risk associated with changes in interest rates, foreign currency exchange rates, and certain commodity prices. To enhance our ability to manage these market risks, we enter into derivative instruments for periods consistent with the related underlying hedged exposures. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in fair value or cash flows of the underlying hedged exposures. We mitigate the risk that the counter-party to these derivative instruments will fail to perform by only entering into derivative instruments with major financial institutions. We do not typically hedge our market risk exposures beyond three years and do not hold or issue derivative instruments for trading purposes.

Recognized gains or losses for the years ended December 31, 2002 and 2001 as a result of the discontinuance of commodity cash flow hedges were immaterial. During the years ended December 31, 2002 and 2001, the amount recognized in cost of goods sold due to ineffectiveness of commodity cash flow hedges was a net loss of $0.8 million and $0.6 million, respectively. As of January 1, 2001 and during the years ended December 31, 2002 and 2001, we had no outstanding derivative instruments relating to hedges of net investments in foreign operations. Certain derivative instruments are not designated as hedging instruments as they hedge immaterial exposures.


                                       21
                York International Corporation 2002 Annual Report

Currency Rate Hedging

We manufacture and sell our products in a number of countries throughout the world, and therefore, are exposed to movements in various currencies against the U.S. dollar and against the currencies in which we manufacture. Through our currency hedging activities, we seek to minimize the risk that cash flows resulting from the sale of products, manufactured in a currency different from the currency used by the selling subsidiary, will be affected by changes in foreign currency exchange rates. We do not, however, hedge foreign exposures that are considered immaterial or in highly correlated currencies. Foreign currency derivative instruments (forward contracts and purchased option contracts) are matched to the underlying foreign currency exposures and are executed to minimize foreign exchange transaction costs.

Changes in fair value of foreign currency derivative instruments, qualifying as cash flow hedges, are reported in accumulated other comprehensive losses. The gains or losses on these hedges are reclassified in earnings as the underlying hedged items affect earnings. As of December 31, 2002, we forecasted that $1.1 million of net gains in accumulated other comprehensive losses will be reclassified into earnings within the next twelve months.

Commodity Price Hedging

We purchase raw material commodities and are at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper for manufacturing requirements, we enter into commodity forward contracts to effectively fix our cost of the commodity. These contracts require each settlement between us and our counterparty to coincide with cash market purchases of the actual commodity.

Changes in the fair value of commodity derivative instruments qualifying as cash flow hedges are reported in accumulated other comprehensive losses. The gains or losses are reclassified in earnings as the underlying hedged items affect earnings. As of December 31, 2002, we forecasted that $1.9 million of net losses in accumulated other comprehensive losses will be reclassified into earnings within the next twelve months.

Interest Rate Hedging

We manage our interest rate risk by entering into both fixed and variable rate debt. In addition, we enter into interest rate swap contracts in order to achieve a balanced mix of fixed and variable rate indebtedness. Under these contracts, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated from an agreed upon referenced notional amount. The notional amounts are not exchanged and no other cash payments are made unless the contract is terminated prior to maturity.

We have designated our outstanding interest rate swap contracts as fair value hedges of an underlying fixed rate debt obligation. The fair value of these contracts is recorded in other long-term assets or liabilities with a corresponding increase or decrease in the fixed rate debt obligation. The change in fair values of both the fair value hedge instruments and the underlying debt obligations are recorded as equal and offsetting unrealized gains and losses in the interest expense component of our consolidated statements of operations. All existing fair value hedges are determined to be 100% effective under SFAS No.
133. As a result, there is no impact on current earnings resulting from hedge ineffectiveness.

REVENUE RECOGNITION

For HVAC&R equipment and parts sales, revenue is recognized when title transfers pursuant to shipping terms. For equipment sales under long-term contractual arrangements, revenue is recognized on a percentage of completion basis. Service revenues are recognized upon performance of the service. Revenue under long-term service agreements is recognized over the period of the service agreement. Revenue relating to installation is generally recorded based on the fair value of the service and recognized upon completion.

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


                                       22
                York International Corporation 2002 Annual Report

PRODUCT RELATED EXPENSES

We charge advertising, research and development, and other product-related costs to expense as incurred. Advertising expense was $23.6 million, $24.2 million, and $28.5 million in 2002, 2001, and 2000, respectively. Research and development costs were $42.2 million, $46.2 million, and $46.9 million in 2002, 2001, and 2000, respectively. We record warranty liabilities at the time of sale. Estimated warranty costs are based upon the historical trend of warranty claims and include estimated costs for labor and parts. Warranty expense was $64.9 million, $74.3 million, and $59.5 million in 2002, 2001, and 2000, respectively. Changes in our warranty liability for the years ended December 31, 2002 and 2001 were as follows:

                                       PAYMENTS     ACCRUALS FOR
                        BEGINNING     MADE UNDER     WARRANTIES        ENDING
(in thousands)           BALANCE      WARRANTIES       ISSUED          BALANCE
--------------           -------        -------        -------         -------
2002                     $87,883        $64,830        $64,887         $87,940
2001                      86,710         73,081         74,254          87,883
                         -------        -------        -------         -------

(LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is based upon the weighted average common shares outstanding during the period. Diluted (loss) earnings per share is based upon the weighted average outstanding common shares and common share equivalents.

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

ACCOUNTING FOR STOCK-BASED COMPENSATION

We apply the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock-based compensation plans. Accordingly, no compensation expense has been recognized for the stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation expense for all stock and employee stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, our net (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts as follows:

(in thousands, except per share data)                                       2002             2001            2000
                                                                         -----------      -----------     -----------
Net (loss) income - as reported                                          $   (98,260)     $    45,989     $   106,607
Add: Stock-based employee compensation expense included in reported
    net (loss) income, net of related tax effects                                 49               37              19
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax
    effects                                                                    7,563            7,100           7,983
                                                                         -----------      -----------     -----------
Pro forma net (loss) income                                                 (105,774)          38,926          98,643
                                                                         -----------      -----------     -----------
(Loss) earnings per share:
    Basic - as reported                                                        (2.50)            1.19            2.80
    Basic - pro forma                                                          (2.69)            1.01            2.59

    Diluted - as reported                                                      (2.47)            1.17            2.78
    Diluted - pro forma                                                        (2.66)            0.99            2.58
                                                                         -----------      -----------     -----------

Pro forma net (loss) income and (loss) earnings per share reflect only stock options granted after 1994. Therefore, the full impact of calculating compensation expense under SFAS No. 123 for stock options is not reflected in the pro forma net (loss) income and (loss) earnings per share amounts presented above because compensation expense for stock options granted prior to January 1, 1995 is not considered. Since the determination of fair value of all stock options granted includes variable


                                       23
                York International Corporation 2002 Annual Report factors, including volatility, and additional stock option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on reported net income and earnings per share for future years.

The per share weighted average fair value of stock options granted during 2002, 2001, and 2000 is calculated as $15.13, $11.04, and $9.77, respectively, on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions based on the date of grant are as follows:

                                            2002          2001          2000
                                          ---------     ---------     ---------
Dividend yield                                  1.7%          2.1%          2.4%
Volatility                                     42.1%         40.0%         36.5%
Risk-free interest rate                         5.3%          4.8%          6.2%
Expected life                             6.6 years     6.7 years     7.6 years
                                          ---------     ---------     ---------

Information related to stock-based compensation awards is presented in note 18 along with the additional disclosures required under SFAS No. 123.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform to the 2002 presentation.

NEW ACCOUNTING STANDARDS

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses financial accounting and reporting for costs associated with exit or disposal activities initiated after December 31, 2002 and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under the statement, we will recognize liabilities at fair value for costs associated with exit or disposal activities only when the liability is incurred. The statement is not expected to materially impact our consolidated financial statements.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The interpretation elaborates on the disclosures to be made in our interim and annual financial statements about obligations under certain guarantees. It also requires us to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 (see note 13). The initial measurement and recognition provisions are required to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The interpretation is not expected to have a material impact on our consolidated financial statements.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." The consensus requires an approach to determine whether we should divide an arrangement with multiple deliverables into separate units of accounting. The consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with earlier application permitted. The transition provisions of the consensus allow us to apply the consensus prospectively or as a cumulative effect of a change in accounting principle. The impact the consensus will have on our consolidated financial statements is not known at this time.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation." The statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement requires us to disclose in both annual and interim financial statements the method of accounting for stock-based compensation and the effect of the method used on our reported results. The statement is effective for annual periods ending after December 15, 2002 and interim periods beginning after December 15, 2002. The statement is not expected to have a material impact on our consolidated financial statements. We do not expect to adopt the fair value method.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." The interpretation addresses consolidation of variable interest entities which have one or both of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the


                                       24
                York International Corporation 2002 Annual Report entity, or (2) the equity investors lack the essential characteristics of a controlling financial interest. This interpretation applies to variable interest entities created after January 31, 2003, and to variable interest entities in which we obtain an interest after that date. Beginning on July 1, 2003, it applies to variable interest entities in which we hold a variable interest that we acquired prior to February 1, 2003. We may apply this interpretation by restating previously issued financial statement for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The impact the interpretation will have on our consolidated financial statements is not known at this time. See note 13 for information about the variable interest entity used in our sale leaseback transaction.

NOTE 2 -- RECEIVABLES, NET
Receivables, net consists of:

(in thousands)                                            2002            2001
--------------                                          --------        --------
Customers, trade                                        $576,016        $555,772
Affiliate receivables, trade                               5,683           3,970
Other receivables                                         73,314          79,825
                                                        --------        --------
                                                         655,013         639,567
Less allowance for doubtful receivables                   27,946          25,675
                                                        --------        --------
Receivables, net                                        $627,067        $613,892
                                                        --------        --------

Pursuant to the terms of an annually renewable revolving facility, we sell certain of our trade receivables to a wholly-owned, consolidated subsidiary, York Receivables Funding LLC (YRFLLC). In turn, YRFLLC sells, on a revolving basis, up to $175 million undivided ownership interest in the purchased trade receivables to bank administered asset-backed commercial paper vehicles. We continue to service the receivables. No servicing asset or liability has been recognized as our cost to service the receivables approximates the servicing income.

In accordance with the facility, YRFLLC has sold $155 million and $175 million of an undivided interest in trade receivables as of December 31, 2002 and 2001, respectively. The proceeds from the sale were reflected as a reduction of receivables in our consolidated balance sheets as of December 31, 2002 and 2001. The discount rate on the trade receivables sold was 1.40% and 2.00% as of December 31, 2002 and 2001, respectively.

NOTE 3 -- INVENTORIES
Inventories consist of:

(in thousands)                                       2002                 2001
--------------                                     --------             --------
Raw material                                       $126,227             $143,148
Work in progress                                    116,784              101,575
Finished goods                                      230,768              270,537
                                                   --------             --------
Inventories                                        $473,779             $515,260
                                                   --------             --------

Inventories valued under the LIFO method comprised approximately 20% and 25% of the December 31, 2002 and 2001 totals, respectively. If valued under the FIFO method, inventories would have been greater by $11.3 million and $11.1 million as of December 31, 2002 and 2001, respectively.

NOTE 4 -- PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of:

(in thousands)                                             2002            2001
--------------                                           -------         -------
Deferred income taxes, current                           $41,639         $43,090
Prepaid insurance                                          3,429           3,562
Prepaid materials and supplies                            10,343          12,392
Other                                                     26,050          22,839
                                                         -------         -------
Prepayments and other current assets                     $81,461         $81,883
                                                         -------         -------


                                       25
                York International Corporation 2002 Annual Report

NOTE 5 -- INVESTMENTS IN AFFILIATES

We own interests in affiliate operations located in Malaysia, Saudi Arabia, Spain, Denmark, Japan, Korea, Morocco, South Africa, and the U.S. These investments are accounted for using the equity method and total $29.4 million and $25.0 million as of December 31, 2002 and 2001, respectively. Dividends received from affiliates were $2.1 million, $2.9 million, and $4.8 million in 2002, 2001, and 2000, respectively. Our sales to affiliates are less than 1% of our net sales, and our purchases from affiliates are approximately 3% of our total purchases.

NOTE 6 -- PROPERTY, PLANT, AND EQUIPMENT, NET
Property, plant, and equipment, net consists of:

(in thousands)                                              2002          2001
--------------                                            --------      --------
Land                                                      $ 32,747      $ 30,441
Buildings                                                  197,862       186,607
Machinery and equipment                                    621,802       579,595
Construction in progress                                    39,062        64,765
Capital leases                                               3,001         2,793
                                                          --------      --------
                                                           894,474       864,201
Less accumulated depreciation and amortization             394,156       383,202
                                                          --------      --------
Property, plant, and equipment, net                       $500,318      $480,999
                                                          --------      --------

Amortization of plant and equipment under capital leases has been included in depreciation and amortization expense. Accumulated amortization was $2.0 million as of December 31, 2002 and 2001.

NOTE 7 -- GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 by segment, are as follows:

                                             NET        TRANSITIONAL     FOREIGN
                                           GOODWILL      IMPAIRMENT      CURRENCY
(in thousands)                 2001        ACQUIRED      ADJUSTMENT     FLUCTUATION      2002
--------------               ---------     ---------    ------------    -----------    ---------
Engineered Systems Group     $  83,872     $   2,209      $      --      $     468     $  86,549
York Refrigeration Group       371,048           704       (179,436)        29,345       221,661
Unitary Products Group         140,440            --             --             --       140,440
Bristol Compressors             56,313            --             --             --        56,313
                             ---------     ---------      ---------      ---------     ---------
                             $ 651,673     $   2,913      $(179,436)     $  29,813     $ 504,963
                             ---------     ---------      ---------      ---------     ---------

                                             NET                         FOREIGN
                                           GOODWILL     AMORTIZATION     CURRENCY
(in thousands)                 2000        ACQUIRED        EXPENSE      FLUCTUATION       2001
--------------               ---------     ---------      ---------    ------------    ---------
Engineered Systems Group     $  85,752     $   3,913      $  (3,188)     $  (2,605)    $  83,872
York Refrigeration Group       404,344            --        (14,440)       (18,856)      371,048
Unitary Products Group         145,112            --         (4,672)            --       140,440
Bristol Compressors             58,460            --         (2,147)            --        56,313
                             ---------     ---------      ---------      ---------     ---------
                             $ 693,668     $   3,913      $ (24,447)     $ (21,461)    $ 651,673
                             ---------     ---------      ---------      ---------     ---------

Upon adoption of SFAS No. 142, we were required to perform a transitional goodwill impairment test as of January 1, 2002. We completed the transitional goodwill impairment test during the second quarter of 2002. The transitional impairment analysis indicated an impairment existed in our York Refrigeration Group reporting unit. No indication of impairment existed in our other reporting units. The projected financial performance of the York Refrigeration Group, which includes the entities acquired in the Sabroe acquisition, was insufficient to support the related goodwill. We employed a third-party appraisal firm to determine the fair value of the York Refrigeration Group reporting unit as well as York Refrigeration Group's property,


                                       26
                York International Corporation 2002 Annual Report plant, and equipment and intangibles. As a result, we recognized a non-cash transitional goodwill impairment charge of $179.4 million in our York Refrigeration Group reporting unit. As required by SFAS No. 142, the transitional goodwill impairment charge was recorded as a cumulative effect of a change in accounting principle in our consolidated statement of operations as of January 1, 2002.

NOTE 8 -- INTANGIBLES, NET

The following table summarizes the major intangible asset classes subject to amortization included in our consolidated balance sheets as of December 31, 2002 and 2001:

                                     GROSS CARRYING   ACCUMULATED   NET CARRYING
(in thousands)                           AMOUNT      AMORTIZATION      AMOUNT
--------------                       --------------  ------------   ------------
2002:
Trade names and trademarks               $35,693        $ 4,375        $31,318
Other                                      1,448            766            682
                                         -------        -------        -------
                                         $37,141        $ 5,141        $32,000
                                         -------        -------        -------

2001:
Trade names and trademarks               $30,439        $ 2,734        $27,705
Other                                      1,237            527            710
                                         -------        -------        -------
                                         $31,676        $ 3,261        $28,415
                                         -------        -------        -------

Amortization expense for trade names and trademarks and other intangible assets for the years ended December 31, 2002 and 2001 was $1.2 million. Estimated amortization expense for trade names and trademarks and other intangible assets for the fiscal years indicated is as follows:

(in thousands)
--------------
2003                                                                     $ 1,234
2004                                                                       1,229
2005                                                                       1,206
2006                                                                       1,204
2007                                                                       1,104
Thereafter                                                                26,023
                                                                         -------
Total                                                                    $32,000
                                                                         -------

NOTE 9 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses consist of:

(in thousands)                                               2002         2001
--------------                                             --------     --------
Accounts payable, trade and other                          $446,288     $441,533
Employee compensation, benefits, and related accruals       140,236      143,428
Warranties                                                   43,192       44,132
Accrued insurance                                            21,153       21,569
Other accrued expenses                                      117,879       85,300
                                                           --------     --------
Accounts payable and accrued expenses                      $768,748     $735,962
                                                           --------     --------

NOTE 10 -- NOTES PAYABLE AND LONG-TERM DEBT

As of December 31, 2002, our borrowings consisted of senior notes and various other bank and term loans. We have available a $400 million Five Year Credit Agreement, which expires on May 29, 2006, and a $300 million 364-Day Credit Agreement, which expires on May 28, 2003 (collectively, the Agreements). The Agreements were also available as of December 31, 2001, and the Five Year Credit Agreement was amended and the 364-Day Credit Agreement was renewed in


                                       27
                York International Corporation 2002 Annual Report

May 2002. As of December 31, 2002 and 2001, no amounts were outstanding under the Agreements. The $100 million of senior notes, which are due in March 2003, are intended to be refinanced under the Agreements on a long-term basis.

The $400 million Five Year Credit Agreement provides for borrowings at the London Interbank Offering Rate (LIBOR) plus 0.75% or 0.875%, and the $300 million 364-Day Credit Agreement provides for borrowings at LIBOR plus 0.775% or 0.90%, based on the amount of facility utilization. We pay annual fees of 0.125% on the $400 million facility and 0.10% on the $300 million facility. The Agreements allow for borrowings at specified bid rates. As of December 31, 2002 and 2001, the three-month LIBOR rate was 1.38% and 1.86%, respectively. The Agreements contain financial covenants requiring us to maintain certain financial ratios and standard provisions limiting leverage and liens. We were in compliance with these financial covenants as of December 31, 2002 and 2001.

We have additional unused annually renewable domestic bank lines that provide for total borrowings of up to $50 million and $100 million as of December 31, 2002 and 2001, respectively. Our non-U.S. subsidiaries maintain bank credit facilities in various currencies that provided for available borrowings of $384.5 million and $386.3 million as of December 31, 2002 and 2001, respectively, of which $282.5 million and $276.1 million, respectively, were unused.

Notes payable and long-term debt consist of:

(in thousands)                                                                         2002           2001
--------------                                                                      ---------      ---------
Notes payable and current portion of long-term debt:
   Bank loans (primarily foreign currency)                                          $  29,361      $  32,963
   Current portion of long-term debt                                                    3,348          3,641
                                                                                    ---------      ---------
Total                                                                               $  32,709      $  36,604
                                                                                    ---------      ---------

Long-term debt:
   Commercial paper, 1.90% interest in 2002 and 2.38% interest in 2001              $      --      $ 197,702
   Senior notes, 6.75% interest, due March 2003                                       100,000        100,000
   Senior notes, 6.625% interest, due August 2006                                     200,000        200,000
   Senior notes, 6.70% interest, due June 2008                                        200,000        200,000
   Senior notes, 5.80% interest, due November 2012                                    100,000             --
   Other (primarily foreign bank loans) at an average rate of 6.64% in 2002 and
      6.38% in 2001                                                                    21,572         30,317
                                                                                    ---------      ---------
            Total                                                                     621,572        728,019

Less current portion                                                                   (3,348)        (3,641)
                                                                                    ---------      ---------

Noncurrent portion                                                                  $ 618,224      $ 724,378
                                                                                    ---------      ---------

Annual principal payments on long-term debt are as follows for the fiscal years indicated:

(in thousands)
--------------
2003                                                                    $  3,348
2004                                                                       1,664
2005                                                                       1,464
2006                                                                     311,961
2007                                                                         623
Thereafter                                                               302,512
                                                                        --------
Total                                                                   $621,572
                                                                        --------

Interest expense is net of interest income of $8.2 million, $8.6 million, and $8.7 million in 2002, 2001, and 2000, respectively.


                                       28
                York International Corporation 2002 Annual Report

NOTE 11 -- FINANCIAL INSTRUMENTS

FOREIGN CURRENCY INSTRUMENTS

The following table reflects the notional and estimated fair values of forward currency contracts outstanding as of December 31, 2002 and 2001. Foreign currency amounts were translated at current exchange rates as of the reporting date. Fair values reflect the estimated net amount that we would receive to terminate the contracts, as of the reporting date, based on quoted market prices.

                                                     2002                               2001
                                     -------------------------------     -------------------------------
(USD equivalents in thousands)       Notional Amount      Fair Value     Notional Amount      Fair Value
------------------------------       ---------------      ----------     ---------------      ----------
Forwards                                 $91,390            $   775          $92,514           $ 1,768


The following table summarizes our contractual amounts of forward currency contracts as of December 31, 2002 and 2001. Foreign currency amounts were translated at current exchange rates as of the reporting date. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies.

                                                     2002                       2001
                                            ----------------------     -----------------------
(USD equivalents in thousands)                 BUY         SELL           BUY            SELL
------------------------------                 ---         ----           ---            ----
Brazilian Real                              $     --    $       --     $     --      $   3,643
Canadian Dollar                                   --            --           --          5,313
Danish Krone                                  36,862         2,643       44,186          5,054
Euro                                          14,056        36,163        9,430         28,569
British Pound Sterling                         8,072         4,899        3,530          1,304
Japanese Yen                                      --           292           --            428
Norwegian Krone                                4,432         5,782          847          6,786
Singapore Dollar                                  --           706          178          2,093
South African Rand                                --         8,727           --          3,023
Swedish Krona                                 10,018         2,451        7,203          6,462
Other Currencies                                 783           484           --          3,703
U.S. Dollar                                   19,114        30,417       26,979         24,979

The following table reflects the pounds hedged, notional amount, and estimated fair value of our commodity hedging contracts for copper outstanding as of December 31, 2002 and 2001.

COPPER EXPOSURE
(in thousands)

YEAR          POUNDS HEDGED    NOTIONAL AMOUNT    FAIR VALUE
2002
  2003           39,000            $29,544            $(1,779)
  2004           30,000             22,683               (772)

2001
  2002           38,400            $31,964            $(5,511)
  2003           39,000             29,544             (1,261)
  2004           18,000             13,200                331


                                       29
                York International Corporation 2002 Annual Report

INTEREST RATE INSTRUMENTS

The following table reflects our interest rate swap contracts to pay variable interest and receive a fixed rate of interest of 6.625%. The variable interest is based on the six-month LIBOR rate of 1.39% and 2.0% as of December 31, 2002 and 2001, respectively.

                                                 2002                               2001
                                   ------------------------------      ------------------------------
(in thousands)                     NOTIONAL AMOUNT     FAIR VALUE      NOTIONAL AMOUNT     FAIR VALUE
--------------                     ---------------     ----------      ---------------     ----------
Interest rate swaps:
Fixed to variable rates             $   100,000        $   10,730       $   100,000        $   2,125


OTHER FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our other financial instruments are as follows:

                                                                 2002                       2001
                                                   ---------------------------  ---------------------------
(in thousands)                                     CARRYING AMOUNT  FAIR VALUE  CARRYING AMOUNT  FAIR VALUE
--------------                                     ---------------  ----------  ---------------  ----------
Cash and cash equivalents                              $ 92,940      $ 92,940      $ 39,434       $ 39,434
Bank loans (primarily foreign currency)                  29,361        29,361        32,963         32,963
Long-term debt:
   Commercial paper                                          --            --       197,702        197,702
   Senior notes at 6.75%                                100,000       100,534       100,000        102,570
   Senior notes at 6.625%                               200,000       218,660       200,000        202,185
   Senior notes at 6.70%                                200,000       218,692       200,000        197,200
   Senior notes at 5.80%                                100,000        99,033            --             --
   Other (primarily foreign bank loans                   21,572        21,572        30,317         30,317

The fair values of each of our long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using our current borrowing rate for similar debt instruments of comparable maturity.

NOTE 12 -- POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

PENSION PLANS

A majority of our U.S. employees participate in noncontributory pension plans, and a majority of our non-U.S. employees participate in contributory or noncontributory pension plans. Plans covering salaried and management employees provide pension benefits that are based on employees' compensation several years before retirement. Plans covering hourly employees and union members generally provide stated benefit amounts for each year of service. Contributions to the plans are based upon the projected unit credit actuarial funding method and are limited to amounts that are currently deductible for tax reporting purposes. We also have an unfunded supplemental benefit plan for certain members of senior management.


                                       30
                York International Corporation 2002 Annual Report

The following table sets forth the funded status and amounts recognized in our consolidated balance sheets:

                                                               U.S. PENSION                NON-U.S. PENSION
                                                                 BENEFITS                      BENEFITS
                                                      ---------------------------   -----------------------------
(in thousands)                                            2002            2001            2002              2001
--------------                                            ----            ----            ----              ----
Change in benefit obligation:
  Benefit obligation at beginning of year             $  (326,604 )   $  (296,829)  $    (143,928)    $  (141,716)
  Sale of company                                              --              --              --             249
  Service cost                                            (13,080)        (11,254)         (4,872)         (5,564)
  Interest cost                                           (22,881)        (21,857)         (8,680)         (7,818)
  Contributions by plan participants                           --              --            (760)           (873)
  Actuarial loss                                            4,288           9,208          13,129           1,386
  Plan assumptions                                        (31,844)        (23,638)          3,568            (599)
  Benefits paid                                            22,661          22,110          19,058           5,358
  Plan amendments                                          (2,364)         (4,265)             --              --
  Foreign exchange                                             --              --         (18,270)          5,649
  Other                                                        --             (79)             --              --
                                                      ------------    -----------   -------------     -----------
     Benefit obligation at end of year                   (369,824)       (326,604)       (140,755)       (143,928)
                                                      ------------    -----------   -------------     -----------
Change in plan assets:
  Fair value of plan assets at beginning of year          287,037         327,418          96,730         110,350
  Actual return on plan assets                            (27,472)        (21,173)        (16,421)         (8,682)
  Contributions by employer                                 9,829           2,902          11,590           3,231
  Contributions by plan participants                           --              --             760             873
  Benefits paid                                           (22,661)        (22,110)        (19,058)         (5,358)
  Foreign exchange                                             --              --          11,515          (3,684)
                                                      ------------    -----------   -------------     -----------
     Fair value of plan assets at end of year             246,733         287,037          85,116          96,730
                                                      ------------    -----------   -------------     -----------
     Funded status                                       (123,091)        (39,567)        (55,639)        (47,198)
Unrecognized prior service cost                            31,371          32,368             954             683
Unrecognized loss (gain)                                   74,246         (15,036)         33,707          24,589
                                                      ------------    -----------   -------------     -----------
Net amount recognized                                 $   (17,474)    $   (22,235)  $     (20,978)    $   (21,926)
                                                      ------------    -----------   -------------     -----------
Amounts recognized in consolidated balance sheets:
  Prepaid benefit cost                                $    44,934     $    39,825   $         182           1,544
  Accrued benefit liability                              (101,647)        (75,876)        (36,117)        (23,470)
  Intangible asset                                         15,660           9,076             920              --
  Accumulated other comprehensive losses                   23,579           4,740          14,037              --
                                                      ------------    -----------   -------------     -----------
Net amount recognized                                 $   (17,474)    $   (22,235)  $     (20,978)    $   (21,926)
                                                      ------------    -----------   -------------     -----------


                                       31
                York International Corporation 2002 Annual Report

Net periodic benefit costs include the following components:

                                                          U.S. PENSION                            NON-U.S. PENSION
                                                            BENEFITS                                   BENEFITS
                                            --------------------------------------       --------------------------------------
(in thousands)                                 2002           2001          2000           2002           2001          2000
--------------                                 ----           ----          ----           ----           ----          ----
Components of net periodic benefit cost:
    Service cost                            $ 13,080       $ 11,254       $ 10,573       $  4,872       $  5,564       $  5,869
    Interest cost                             22,881         21,857         20,462          8,680          7,818          7,598
    Expected return on plan assets           (32,285)       (31,480)       (29,406)        (8,008)        (8,719)       (10,564)
    Amortization of prior service cost         3,223          3,131          3,579            123            107           (223)
    Amortization of net (gain) loss           (2,221)        (4,598)        (4,332)        (1,516)        (1,646)           221
    Curtailments                                 419             --             --             --             --             --
    Other                                         --          3,023             --             --           (289)            --
                                            --------       --------       --------       --------       ---------      --------
Net periodic benefit cost                   $  5,097       $  3,187       $    876       $  4,151       $  2,835       $  2,901
                                            --------       --------       --------       --------       ---------      --------

Weighted average assumptions as of December 31 are as follows:

                                     U.S. PENSION             NON U.S. PENSION
                                       BENEFITS                   BENEFITS
                                    ---------------     -----------------------------
                                    2002      2001          2002            2001
                                    ----      ----          ----            ----
Discount rate                       6.75%     7.25%     4.00 - 5.75%    4.00 - 6.50%
Expected return on plan assets      8.75%     9.75%     7.00 - 8.75%    7.50 - 9.75%
Rate of compensation increase       4.25%     4.75%     3.10 - 3.50%    1.00 - 4.25%


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were as follows:

                                                U.S.                NON-U.S.
                                      ----------------------  -------------------
(in thousands)                             2002       2001       2002        2001
--------------                             ----       ----       ----        ----
Projected benefit obligation          $  324,872  $  272,703  $ 140,755  $  41,243
Accumulated benefit obligation           274,606     229,992    121,847     40,282
Fair value of plan assets                174,554     191,406     85,116     12,369

POSTRETIREMENT HEALTH AND LIFE INSURANCE PLANS

We have several unfunded postretirement health and life insurance plans covering certain U.S. employees who were hired before February 1, 1993 and retire under the normal, early, or disability retirement provisions of any one of our domestic defined benefit pension plans. Former employees who retired prior to February 1, 1993, contribute to the cost of the plans, although we pay the majority of the cost. Employees retiring after February 1, 1993, contribute to the cost of the plans based on an indexed service-related premium. Employees hired after February 1, 1993, are not eligible for the plans.


                                       32
                York International Corporation 2002 Annual Report

The following table sets forth the funded status and amounts recognized in our consolidated balance sheets:

(in thousands)                                             2002            2001
--------------                                             ----            ----
Change in benefit obligation:
  Benefit obligation at beginning of year              $ (96,988)     $(101,272)
  Service cost                                            (1,222)        (1,520)
  Interest cost                                           (6,485)        (7,336)
  Contributions by plan participants                      (1,149)          (878)
  Actuarial (gain) loss                                   (7,672)         5,294
  Plan assumptions                                       (36,767)        (4,146)
  Benefits paid                                            8,765          8,375
  Plan amendments                                          9,758         (1,624)
  Curtailments                                                --          6,119
                                                       ---------     ----------
     Benefit obligation at end of year                  (131,760)       (96,988)
                                                       ---------     ----------
Change in plan assets:
  Fair value of plan assets at beginning of year              --             --
  Contributions by employer                                7,616          7,497
  Contributions by plan participants                       1,149            878
  Benefits paid                                           (8,765)        (8,375)
                                                       ---------     ----------
     Fair value of plan assets at end of year                 --             --
                                                       ---------     ----------
     Funded status                                      (131,760)       (96,988)
Unrecognized prior service cost                          (22,188)       (14,322)
Unrecognized loss (gain)                                  43,190         (1,539)
                                                       ---------     ----------
Net amount recognized - Accrued benefit liability      $(110,758)    $ (112,849)
                                                       ---------     ----------

Net periodic benefit costs include the following components:


(in thousands)                                  2002          2001           2000
--------------                                  ----          ----           ----
Components of net periodic benefit cost:
  Service cost                              $  1,222       $  1,520       $  2,129
  Interest cost                                6,485          7,336          8,389
  Amortization of prior service cost          (1,794)        (1,236)            92
  Amortization of net gain                      (388)          (430)          (293)
  Curtailments                                    --         (6,119)            --
  Other                                           --            336             --
                                            --------       --------       --------
Net periodic benefit cost                   $  5,525       $  1,407       $ 10,317
                                            --------       --------       --------

The future obligation was discounted using a rate of 6.75% and 7.25% as of December 31, 2002 and 2001, respectively. For measurement purposes a 7.0% annual rate of increase in the cost of covered health care benefits was assumed for 2002. The rate was assumed to increase to 9.1% in 2003 and then decrease gradually to 5.0% for 2008 and thereafter. Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)                                               1% INCREASE   1% DECREASE
--------------                                               -----------   -----------
Effect on total of service and interest cost components      $  1,255      $ (1,022)
Effect on postretirement benefit obligation                    19,756       (16,288)
                                                               ------       -------


                                       33
                York International Corporation 2002 Annual Report

INVESTMENT PLANS

Certain employees also participate in various investment plans. Under the plans, the employees may voluntarily contribute a percentage of their compensation. We contribute a cash amount based on participants' contributions. Our contributions were approximately $1.6 million, $1.6 million, and $1.8 million in 2002, 2001, and 2000, respectively.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

SALE LEASEBACK

In December 1999, we sold certain machinery and equipment for net proceeds of $82.4 million and entered into a five year operating lease for the use of the machinery and equipment. At the end of the lease term, we may purchase the leased assets for $82.0 million, return the leased assets to the lessor, or extend the lease for up to five additional years. If we choose to return the leased assets at the end of the initial lease term, we are obligated to pay the lessor a maximum of $33.8 million. The book value of the machinery and equipment sold was $40.4 million. The excess of the proceeds over the book value was deferred and is included in other long-term liabilities in our consolidated balance sheets. The excess of the deferred gain over the maximum return obligation is being amortized over the lease term.

The lessor is a variable interest entity, which was formed for the sole purpose of buying the equipment and leasing it to us. An equity investor and a lender funded the variable interest entity when it was formed. The equity investor issued a guarantee to the lender guaranteeing repayment of the variable interest entity's debt obligation. The lender has a perfected security interest in lease receivables and equipment of the variable interest entity. The variable interest entity records lease income and depreciation expense. Our maximum exposure to loss as a result of our involvement with this entity is our return obligation of $33.8 million.

LEASES

We have numerous non-cancelable leases with terms exceeding one year. As of December 31, 2002, lease commitments, including the return obligation on the sale leaseback, for all of our operating leases are as follows:

(in thousands)
2003                                            $ 36,614
2004                                              60,720
2005                                              19,999
2006                                              11,741
2007                                               8,992
Thereafter                                         9,939
                                                --------
Total                                           $148,005
                                                --------


Total rental expense was $41.7 million, $43.4 million, and $40.4 million in 2002, 2001, and 2000, respectively.

CONTINGENT LIABILITIES

We issue various types of guarantees in the normal course of business. As of December 31, 2002, we have the following guarantees outstanding:

(in thousands)
--------------
Standby letters of credit and surety bonds                      $  88,784
Performance guarantees                                            148,600
Commercial letters of credit                                       17,939
Guarantee of affiliate debt                                        30,000

Standby letters of credit and surety bonds are issued to guarantee our performance under contractual obligations. The most significant of these obligations is collateral to insurance companies for our insurance programs. In the event we fail to pay insurance claims, the issuing bank or surety may be asked to release some or all of this collateral to the insurance companies. Standby letters of credit and surety bonds have a term of one year and automatically renew. As of December 31, 2002, our consolidated balance sheet included liabilities of $34.4 million related to these insurance programs.


                                       34
                York International Corporation 2002 Annual Report

Performance guarantees provided by standby letters of credit and performance bonds are issued to certain customers to guarantee the operation of the equipment we sell or to guarantee our ability to complete a contract. These performance guarantees have various terms, generally less than one year.

Commercial letters of credit are issued to certain suppliers to guarantee our payment for purchases under favorable trade terms. Once our suppliers provide the proper documentation, the issuing bank charges our account and pays the commercial letters of credit on our behalf. Commercial letters of credit have a term of one year or less.

The debt obligations of our subsidiaries are reflected in our consolidated balance sheets. In order to obtain favorable terms, guarantees of subsidiary debt are issued to local lending institutions requiring the parent company to repay the debt should our subsidiaries default on their debt obligations. There is a similar guarantee of affiliate debt relating to our 50% owned joint venture, Scroll Technologies. In the event Scroll would default on its debt obligation, we are required to assume 50% of Scroll's outstanding debt ($25.3 million as of December 31, 2002). The guarantee of affiliate debt is for the entire term of the borrowing ending in January 2012.

We believe that various current claims and litigation have been adequately provided for or are covered by insurance. Therefore, the resolution of such matters is not expected to materially affect our financial position or future earnings.

OTHER COMMITMENTS

We own 50% of a small refrigeration company and are contingently obligated to purchase the remaining 50% no later than 2014. Our purchase commitment can be accelerated under certain circumstances. The purchase price will be determined based upon the profitability of the company but cannot be less than $5 million.

As of December 31, 2002, we have unconditional purchase obligations to purchase raw materials in the amount of $10.4 million.

NOTE 14 -- INCOME TAXES

Components of earnings and taxes consist of:

(in thousands)                                2002            2001           2000
--------------                                ----            ----           ----
Income (loss) before income taxes:
  U.S.                                    $   9,134       $  (1,104)      $  74,770
  Non-U.S.                                   97,757          38,069          46,199
                                          ---------       ---------       ---------
                                            106,891          36,965         120,969
                                          ---------       ---------       ---------
Income tax expense (benefit):
  Current:
    U.S. Federal                              3,974         (23,841)          2,370
    State                                     1,587           1,305             459
    Non-U.S.                                 19,819           9,833          16,376
                                          ---------       ---------       ---------
      Total current                          25,380         (12,703)         19,205
                                          ---------       ---------       ---------

  Deferred:
    U.S.                                      2,414             949          22,644
    Non-U.S.                                 (2,079)          2,730         (27,487)
                                          ---------       ---------       ---------
      Total Deferred                            335           3,679          (4,843)
                                          ---------       ---------       ---------
Provision (benefit) for income taxes      $  25,715       $  (9,024)      $  14,362
                                          ---------       ---------       ---------


                                       35
                York International Corporation 2002 Annual Report

Provision (benefit) for income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes and cumulative effect of a change in accounting principle as a result of the following:

(in thousands)                                             2002           2001           2000
--------------                                             ----           ----           ----
Tax expense at statutory rate                           $ 37,412       $ 12,938       $ 42,339
Increase (decrease) resulting from:
  Equity in earnings of affiliates/minority interest       1,098            630           (173)
  Taxes on foreign earnings                               (9,996)       (24,106)       (34,775)
  State income taxes-current                               1,031            848            298
  Purchase accounting adjustments                             --          8,403          8,708
  State income taxes-deferred                              1,310             40          2,877
  Export incentives                                       (3,000)        (3,955)        (5,725)
  Other                                                   (2,140)        (3,822)           813
                                                        --------       --------       --------
Provision (benefit) for income taxes                    $ 25,715       $ (9,024)      $ 14,362
                                                        --------       --------       --------

In 2002, taxes on foreign earnings are primarily impacted by tax holidays in certain foreign jurisdictions. In 2001, taxes on foreign earnings include a $20 million tax benefit recognized in connection with a restructuring action involving the disposition of foreign operations. Taxes on foreign earnings include $17.1 million in tax benefits recognized in connection with foreign tax loss carryforwards and $14.8 million in tax benefits recognized in connection with foreign tax planning actions in 2000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2001 are presented below:

(in thousands)                                                                   2002          2001
--------------                                                                   ----          ----
Deferred tax assets:
  Receivables, net, principally due to allowance for doubtful receivables    $   5,025      $  5,218
  Inventories, including uniform capitalization                                  9,624        12,431
  Accrued expenses, due to accrual for financial reporting purposes             16,553        17,579
  Warranties, due to accrual for financial reporting purposes                   26,719        25,894
  Postretirement and postemployment benefits                                    74,234        65,684
  Foreign tax loss carryforwards                                                40,399        49,174
  Foreign tax credit carryforwards                                              11,594         3,000
  Other                                                                          2,351           966
                                                                              --------      --------
                                                                               186,499       179,946
  Valuation allowances for certain foreign tax loss carryforwards               13,818        30,615
                                                                              --------      --------
    Total deferred tax assets, net of valuation allowances                     172,681       149,331
                                                                              --------      --------
Deferred tax liabilities:
  Plant, equipment, and intangible assets due to purchase accounting
    adjustments and differences in depreciation and amortization                43,053        31,833
  Inventory, due to purchase accounting adjustments                             18,293        18,259
                                                                              --------      --------
    Total deferred tax liabilities                                              61,346        50,092
                                                                              --------      --------
Net deferred tax assets                                                       $111,335      $ 99,239
                                                                              --------      --------

Based on our historical and current pre-tax earnings as well as projections of future taxable income, management believes it is more likely than not that we will realize the net deferred tax assets. The $16.8 million decrease in the valuation allowance during 2002 is attributable to the termination of operations in certain jurisdictions. The majority of those tax losses which are subject to expiration limitations expire over the next three years. The remainder of the tax losses carry no expiration date. Foreign tax credit carryforwards of $5.2 million, $5.8 million, and $0.6 million expire in 2005, 2006, and 2007, respectively.


                                       36
                York International Corporation 2002 Annual Report

The IRS has initiated an examination of our Federal income tax returns for 1997, 1998, and 1999. Various other federal, state, and foreign tax returns are under examination by the applicable authorities. We do not anticipate any material adverse effect to our consolidated financial statements resulting from these examinations.

Neither income taxes nor foreign withholding taxes have been provided on $225 million and $204 million of cumulative undistributed earnings of foreign subsidiaries and affiliates at December 31, 2002 and 2001, respectively. These earnings are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $41 million and $26 million of deferred income taxes, consisting of foreign withholding taxes and additional U.S. tax net of foreign tax credits, would have been provided at December 31, 2002 and 2001, respectively.

NOTE 15 -- ACQUISITIONS AND DIVESTITURES

We made cash payments of $2.2 million, $3.2 million, and $5.8 million during 2002, 2001, and 2000, respectively, related to the acquisition of several small service and compressor remanufacturing businesses.

In 2002, we sold our Engineered Systems Group air conditioning operations in Australia for $12.1 million. The sale resulted in a loss of $10.3 million. In 2000, we recorded gains of $26.9 million on the sale of Northfield Freezing Systems and another small business.

NOTE 16 -- CHARGES TO OPERATIONS

In 2002, 2001, and 2000, we recorded charges relating to plant closings and divestitures, product line and facility rationalizations, SG&A expense reductions, and other actions. In 2000, we also recorded various charges to operations relating to the 1999 acquisition of Sabroe and the related restructuring and integration of the refrigeration business. The charges are summarized as follows:

(in thousands)                                     2002          2001         2000
--------------                                     ----          ----         ----
Severance and other accruals                     $  (302)      $54,253      $15,929
Fixed asset write-downs                            1,500        15,549       12,655
Inventory write-downs                                 44        12,443        3,499
Other asset write-downs                               --           698       18,337
Receivable write-downs                                87             4        1,548
Warranty accrual                                      44         1,975          629
Gain on sale of fixed assets                      (1,396)           --           --
Refrigeration - acquisition and integration           --            --        1,575
                                                 -------       -------      -------
Total charges to operations, net                 $   (23)      $84,922      $54,172
                                                 -------       -------      -------
Charges reflected in cost of goods sold          $    88       $14,418      $ 4,493
                                                 -------       -------      -------
Restructuring and other charges, net             $  (111)      $70,504      $49,679
                                                 -------       -------      -------

The charges included write-downs for the impairment of fixed assets and other assets relating to facilities to be closed or divested and other impaired assets. These actions included the plant closure of the Unitary Products Group factory in Elyria, Ohio, the Engineered Systems Group Airside factory in Portland, Oregon, the York Refrigeration Group facility in San Antonio, Texas, the Bristol Compressor plant in Sparta, North Carolina, and factories in Asquith, Australia; Montevideo, Uruguay; and Barlassina, Italy. Severance and other accruals included the severance of approximately 2,350 salary and wage employees throughout the Company. Details of the accruals are as follows:

                   ACCRUALS                ACCRUALS                  ACCRUAL      ACCRUALS                   ACCRUAL
                 ESTABLISHED  UTILIZED    ESTABLISHED   UTILIZED    REDUCTION    ESTABLISHED   UTILIZED     REDUCTION    REMAINING
(in thousands)     IN 2000    IN 2000      IN 2001      IN 2001      IN 2001      IN 2002      IN 2002      IN 2002      ACCRUALS
--------------     -------    -------      -------      -------      -------      -------      -------      -------      --------
Severance        $11,075      $ 5,549      $30,057      $22,726      $ 2,129      $ 1,147      $ 9,298      $ 1,108      $ 1,469
Contractual
  obligations      4,153        3,415        5,725        2,884          568            6          925          438        1,654
Other                818          218       23,973       21,163          830          679        1,892          544          823
                 -------      -------      -------      -------      -------      -------      -------      -------      -------
                 $16,046      $ 9,182      $59,755      $46,773      $ 3,527      $ 1,832      $12,115      $ 2,090      $ 3,946
                 -------      -------      -------      -------      -------      -------      -------      -------      -------


                                       37
                York International Corporation 2002 Annual Report

NOTE 17 -- SEGMENT INFORMATION

Our global business operates in the HVAC&R industry. Effective January 1, 2003, we consolidated our York Refrigeration Group and Engineered Group segments and reorganized management of the combined business on a geographic basis. The segment information below is based on our organizational structure during 2002, consisting of: Engineered Systems Group, York Refrigeration Group, Unitary Products Group, and Bristol Compressors.

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

York Refrigeration Group (YRG) produces screw and reciprocating compressors, condensers, evaporators, heat exchangers, process refrigeration systems, hygienic air distribution systems, gas compression systems, and automated plant control systems and provides refrigeration contracting, maintenance, and service.

Unitary Products Group (UPG) produces heating and air conditioning solutions for buildings ranging from private homes and apartments to small commercial buildings. UPG products include ducted central air conditioning and heating systems (air conditioners, heat pumps, and furnaces), ductless mini-splits, and light commercial heating and cooling equipment.

Bristol Compressors (Bristol) manufactures reciprocating and scroll compressors for our use and for sale to original equipment manufacturers and wholesale distributors. Bristol purchases an essential component from one vendor. Due to consolidation in the vendor's industry, there are limited alternate sources of supply. We believe an alternate source of supply is attainable in the event the current vendor is unable to supply the component. However, a change in vendors would cause a delay in manufacturing and loss of sales, which would adversely impact the results of operations of Bristol and our consolidated results of operations.

In 2002, we reorganized certain portions of our operating segments. Prior year amounts were reclassified to conform to the current presentation. Also in 2002, we allocated certain goodwill, which was previously reflected as a non-allocated asset, to our operating segments in accordance with SFAS No. 142. Prior year total assets were reclassified to conform to the current presentation.


                                       38
                York International Corporation 2002 Annual Report

The following table provides our segment operating results, assets, and other items:

(in thousands)                                                                     2002              2001             2000
--------------                                                                     ----              ----             ----
Net sales:
  Engineered Systems Group                                                    $ 1,865,571       $ 1,927,283       $ 1,859,695
  York Refrigeration Group                                                        931,247           936,883         1,000,393
  Unitary Products Group                                                          736,789           755,860           753,052
  Bristol Compressors                                                             515,372           509,706           525,716
  Eliminations(1)                                                                (205,606)         (209,636)         (255,649)
                                                                              -----------       -----------       -----------
                                                                                3,843,373         3,920,096         3,883,207
                                                                              -----------       -----------       -----------
(1) Eliminations include the following intersegment net sales:
    Engineered Systems Group                                                       16,983            24,698            46,967
    York Refrigeration Group                                                       30,856            25,175            24,391
    Unitary Products Group                                                         48,953            57,415            64,330
    Bristol Compressors                                                           108,814           102,348           119,961
                                                                              -----------       -----------       -----------
  Eliminations                                                                    205,606           209,636           255,649
                                                                              -----------       -----------       -----------
Income from operations:
  Engineered Systems Group                                                         98,127           129,731           114,695
  York Refrigeration Group                                                         48,078            56,429            64,129
  Unitary Products Group                                                           40,262            59,083            51,661
  Bristol Compressors                                                              29,002            39,684            46,323
  General corporate expenses, eliminations, and other non-allocated items         (44,037)          (54,314)          (51,819)
  Charges and operating expenses                                                   (9,917)         (128,942)          (55,703)
                                                                              -----------       -----------       -----------
                                                                                  161,515           101,671           169,286
                                                                              -----------       -----------       -----------
Equity in earnings (losses) of affiliates:
  Engineered Systems Group                                                          1,510             1,991             3,781
  York Refrigeration Group                                                          1,492               692             1,101
  Bristol Compressors                                                               1,178              (239)            1,486
                                                                              -----------       -----------       -----------
                                                                                    4,180             2,444             6,368
                                                                              -----------       -----------       -----------
Earnings before interest and taxes:
  Engineered Systems Group                                                         99,637           131,722           118,476
  York Refrigeration Group                                                         49,570            57,121            65,230
  Unitary Products Group                                                           40,262            59,083            51,661
  Bristol Compressors                                                              30,180            39,445            47,809
  General corporate expenses, eliminations, and other non-allocated items         (44,037)          (54,314)          (51,819)
  Charges and operating expenses                                                   (9,917)         (128,942)          (55,703)
  (Loss) gain on divestitures                                                     (10,319)               --            26,902
                                                                              -----------       -----------       -----------
                                                                                  155,376           104,115           202,556
                                                                              -----------       -----------       -----------
Interest expense, net                                                             (48,485)          (67,150)          (81,587)
Income before income taxes and cumulative effect of a change
  in accounting principle                                                         106,891            36,965           120,969
(Provision) benefit for income taxes                                              (25,715)            9,024           (14,362)
                                                                              -----------       -----------       -----------
Income before cumulative effect of a change in accounting principle           $    81,176       $    45,989       $   106,607
                                                                              -----------       -----------       -----------


                                       39
                York International Corporation 2002 Annual Report

(in thousands)                                                             2002             2001              2000
--------------                                                             ----             ----              ----
                                  (continued)
Total assets:
  Engineered Systems Group                                            $ 1,055,853      $  1,049,536      $  1,150,956
  York Refrigeration Group                                                830,874           917,541         1,020,504
  Unitary Products Group                                                  419,540           447,359           468,157
  Bristol Compressors                                                     264,111           270,943           281,394
  Eliminations and other non-allocated assets                             (64,256)         (112,870)         (108,955)
                                                                      -----------       -----------       -----------
                                                                        2,506,122         2,572,509         2,812,056
                                                                      -----------       -----------       -----------
Depreciation and amortization of property, plant, and equipment:
  Engineered Systems Group                                                 19,799            20,037            21,749
  York Refrigeration Group                                                 15,654            14,082            13,961
  Unitary Products Group                                                    8,877             9,163             9,801
  Bristol Compressors                                                      13,911            13,351            11,941
  Other non-allocated depreciation and amortization                         3,926             3,022             5,663
                                                                      -----------       -----------       -----------
                                                                           62,167            59,655            63,115
                                                                      -----------       -----------       -----------

Capital expenditures:
  Engineered Systems Group                                                 26,743            31,439            36,487
  York Refrigeration Group                                                 11,149            21,684            18,147
  Unitary Products Group                                                   14,847            24,584            18,344
  Bristol Compressors                                                      12,870            18,374            17,039
  Other non-allocated capital expenditures                                  3,953             2,045             3,954
                                                                      -----------       -----------       -----------
                                                                      $    69,562       $    98,126       $    93,971
                                                                      -----------       -----------       -----------

Other non-allocated costs for management reporting include goodwill amortization in 2001 and 2000, certain pension costs, integration costs, restructuring costs, and other corporate costs. Non-allocated assets primarily consist of prepaid pension benefit cost, net deferred tax assets, LIFO inventory reserves, and other corporate assets. For management reporting, intersegment sales are recorded on a cost-plus basis. Business segment management performance is based on earnings before interest and taxes, net capital employed, and earnings per share.

Our net sales to the U.S. and to non-U.S. countries are as follows:

(in thousands)     2002      2001      2000
--------------     ----      ----      ----
Net sales:
  United States     48%       48%       48%
  Other             52%       52%       52%
                   ---       ---       ---
                   100%      100%      100%
                   ---       ---       ---

No single non-U.S. country or single customer accounts for greater than 10% of our net sales.

Information related to U.S. and non-U.S. sales to outside customers, based on the location of the assets generating the sales, is as follows:

(in thousands)                    2002           2001          2000
--------------                    ----           ----          ----
Net sales:
  United States              $  2,104,135    $ 2,162,415    $ 2,120,363
  Other                         1,739,238      1,757,681      1,762,844
                             ------------    -----------    -----------
                             $  3,843,373    $ 3,920,096    $ 3,883,207
                             ------------    -----------    -----------

Included in U.S. sales are export sales of $309.5 million, $314.0 million, and $264.9 million in 2002, 2001, and 2000, respectively.


                                       40
                York International Corporation 2002 Annual Report

The location of our net property, plant, and equipment is as follows:

                                         2002      2001       2000
                                         ----      ----       ----
Net property, plant, and equipment:
United States                             56%       58%       56%
Denmark                                   24%       22%       24%
Other                                     20%       20%       20%
                                         ---       ---       ---
                                         100%      100%      100%
                                         ---       ---       ---

As of December 31, 2002, 2001, and 2000, Denmark was the only non-U.S. country with greater than 10% of our consolidated net property, plant, and equipment.

NOTE 18 -- STOCKHOLDERS' EQUITY

We provide an employee stock purchase plan that authorizes employees to purchase up to 2.5 million shares of our common stock, inclusive of 0.5 million shares authorized by the stockholders in May 2001. The purchase price is 85% of the lower of the fair market value of shares at the beginning or end of the period. No compensation expense is recorded in connection with employee purchases of shares. As of December 31, 2002, 0.4 million shares were available for employee purchases. Employees purchased shares under the plan as follows:

                                                 2002          2001         2000
                                                 ----          ----         ----
Shares purchased (in thousands)                   174           236           315
Weighted average purchase price per share      $21.74        $26.06        $23.16

In May 2002, our shareholders approved a stock plan that will expire in May 2012. As a result, we are authorized to issue up to 2.0 million shares of our common stock through stock option and restricted stock awards. A former stock plan, which was approved in 1992 and subsequently amended, authorized us to issue up to 8.4 million shares of our common stock. The plan expired in August 2002 as to the granting of awards and the remaining 0.9 million shares were cancelled. The general terms of both stock plans are similar. Awards can be granted only to our directors and employees. The exercise price of stock options cannot be less than the fair market value of our common stock on the grant date. The maximum term of stock options is 10 years. Restricted stock awards cannot exceed 3% of our issued and outstanding common stock. We determine the price of restricted stock awards at the time of grant. We also determine vesting requirements of stock option and restricted stock awards at the time of grant.

In 2002, 30 thousand restricted shares were granted to key employees. Accordingly, unearned compensation of $0.7 million was recorded as a charge to stockholders' equity in 2002. No restricted stock awards were granted in 2001 or 2000. Information regarding stock options under our stock plans is as follows (shares in thousands):

                                       41
                York International Corporation 2002 Annual Report

                                       2002                      2001                    2000
                                ---------------------    ---------------------    ----------------------
                                             WEIGHTED                 WEIGHTED                  WEIGHTED
                                              AVERAGE                 AVERAGE                   AVERAGE
                                             EXERCISE                 EXERCISE                  EXERCISE
                                SHARES        PRICE      SHARES        PRICE       SHARES        PRICE
                                ------        -----      ------        -----       ------        -----
Outstanding, January 1,         5,185       $ 34.72       5,583       $ 34.68       5,826       $ 35.64
  Granted                         814         35.24         759         28.46         440         24.90
  Exercised                      (226)        27.56        (615)        24.31         (33)        22.94
  Canceled                       (430)        41.19        (542)        37.39        (650)        37.29
                               ------       -------       -----       -------       -----       -------
Outstanding, December 31,       5,343       $ 34.58       5,185       $ 34.72       5,583       $ 34.68
                               ------       -------       -----       -------       -----       -------
Exercisable, December 31,       4,425       $ 34.62       4,246       $ 36.03       4,215       $ 38.07
                                -----       -------       -----       -------       -----       -------
Available, December 31,         1,884                     1,284                     1,501
                                -----                     -----                     -----

                                      OPTIONS OUTSTANDING              OPTION EXERCISABLE
                                 --------------------------------    ----------------------
                                           WEIGHTED
                                           AVERAGE       WEIGHTED                  WEIGHTED
                                           REMAINING     AVERAGE                   AVERAGE
                                          CONTRACTUAL    EXERCISE                  EXERCISE
RANGE OF EXERCISE PRICE          SHARES      LIFE         PRICE       SHARES        PRICE
-----------------------          ------      ----         -----       ------        -----
$19.63 - $22.94                    886        6.9        $ 22.92         886       $ 22.92
$26.31 - $34.63                  1,859        7.1          31.43       1,740         31.69
$35.22 - $44.63                  1,857        6.0          38.54       1,059         40.92
$45.38 - $54.88                    741        3.8          46.49         740         46.49
                                 -----        ---        -------       -----       -------
$19.63 - $54.88                  5,343        6.2        $ 34.58       4,425       $ 34.62
                                 -----        ---        -------       -----       -------

Accumulated other comprehensive losses consist of:

(in thousands)                                 2002           2001
--------------                                 ----           ----
Foreign currency translation adjustments     $116,924      $188,888
Cash flow hedges                                  729         4,665
Minimum pension liability adjustments          24,813         3,317
Available for sale securities                    (122)           --
                                             --------      --------
Accumulated other comprehensive losses       $142,344      $196,870
                                             --------      --------

NOTE 19 -- (LOSS) EARNINGS PER SHARE RECONCILIATION OF SHARES OUTSTANDING

Net (loss) income as set forth in our consolidated statements of operations is used in the computation of basic and diluted (loss) earnings per share information. Reconciliations of shares used in the computations of (loss) earnings per share are as follows:

(in thousands)                                                2002        2001        2000
--------------                                                ----        ----        ----
Weighted average common shares outstanding used
  in the computation of basic (loss) earnings per share      39,351      38,626      38,107
Effect of dilutive securities:
  Non-vested restricted shares                                   31           3           5
  Stock options                                                 388         518         169
                                                             ------      ------      ------
Weighted average common shares and equivalents used
  in the computation of diluted (loss) earnings per share    39,770      39,147      38,281
                                                             ------      ------      ------

Stock options of 3.6 million shares, 3.2 million shares, and 3.9 million shares in 2002, 2001, and 2000, respectively, are not included in the (loss) earnings per share computation as their effect would have been anti-dilutive.


                                       42
                York International Corporation 2002 Annual Report

                    SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                           FIRST           SECOND           THIRD          FOURTH
(in thousands, except per share data)     QUARTER         QUARTER          QUARTER        QUARTER
-------------------------------------     -------         -------          -------        -------
2002
  Net sales                             $  841,532       $1,044,093      $  946,774      $1,010,974
  Gross profit                             149,997          212,851         179,401         185,503
  Net (loss) income                       (194,181)          48,219          26,035          21,667
  (Loss) earnings per share:
    Basic                                    (4.95)            1.23            0.66            0.55
    Diluted                                  (4.95)            1.21            0.65            0.55
                                        ----------       ----------      ----------      ----------
2001
  Net sales                             $  940,067       $1,074,372      $  944,484      $  961,173
  Gross profit                             179,286          206,458         174,806         179,655
  Net (loss) income                         (8,994)          32,816          16,691           5,476
  (Loss) earnings per share:
    Basic                                    (0.23)            0.85            0.43            0.14
    Diluted                                  (0.23)            0.84            0.42            0.14
                                        ----------       ----------      ----------      ----------


Notes regarding quarterly results:

      - Effective January 1, 2002, we no longer amortize goodwill. Goodwill amortization expense was $6.3 million, $6.0 million, $6.2 million, and $5.9 million in the first, second, third, and fourth quarters of 2001, respectively. See note 1 to our consolidated financial statements.

      - In the first quarter of 2002, we recorded a transitional goodwill impairment charge of $179.4 million. See note 7 to our consolidated financial statements.

      - In the first and fourth quarters of 2002 and in each of the quarters of 2001, we recorded charges (credits) to operations for restructuring and other cost reduction initiatives. See note 16 to our consolidated financial statements.


                        TRADING AND DIVIDEND INFORMATION

                                                                             DIVIDENDS
                                              HIGH             LOW            DECLARED
                                              ----             ---            --------
2002
  Fourth quarter                            $ 29.66          $ 21.35          $0.15
  Third quarter                               34.84            27.18           0.15
  Second quarter                              39.08            32.60           0.15
  First quarter                               38.68            31.35           0.15
                                            -------          -------          -----
2001
  Fourth quarter                            $ 39.99          $ 27.02          $0.15
  Third quarter                               40.00            27.13           0.15
  Second quarter                              36.79            26.65           0.15
  First quarter                               33.30            27.10           0.15
                                            -------          -------          -----


                                       43
                York International Corporation 2002 Annual Report