Form 10-K, Exhibit 13
period 2003-12-31
YORK INTERNATIONAL CORP /DE/
filed 2004-03-12
CIK 842662

                                                                      EXHIBIT 13

                         York International Corporation

                           Annual Financial Statements
                            and Review of Operations

                                      2003

                                    CONTENTS

DESCRIPTION OF BUSINESS                                                       1

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA                                  2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS                                      3

INDEPENDENT AUDITORS' REPORT                                                 19

CONSOLIDATED FINANCIAL STATEMENTS                                            20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   24

SUMMARY OF QUARTERLY RESULTS                                                 48

TRADING AND DIVIDEND INFORMATION                                             48

                             DESCRIPTION OF BUSINESS

York International Corporation and its consolidated subsidiaries (the Company, which may be referred to as we, us, or our) are a full-line, global provider of heating, ventilating, air conditioning, and refrigeration (HVAC&R) products and services. We believe that we are the third largest supplier of such products in the United States and one of the leading companies in the HVAC&R industry internationally. Our air conditioning systems range from a one ton* unit for a small residence to large systems installed in high-rise residential and commercial buildings. Our products are sold in over 125 countries and are in use in such diverse locations as the Petronas Towers in Malaysia, the British Houses of Parliament, the Tokyo World Trade Center, Pudong International Airport in Shanghai, the Pentagon, NASA's Vehicle Assembly Building at Kennedy Space Center, NASA's Johnson Space Center, the Los Angeles International Airport, the Jeddah Airport, the Overseas Union Bank Centre in Singapore, the Sydney Opera House, the Atlantic City Convention Center, the English Channel Eurotunnel, the Hong Kong Convention and Exhibition Centre, and the Lantau Airport Railway in Hong Kong.

We were founded in 1874 in York, Pennsylvania, and over the years we have undergone various ownership changes. Since 1991, we have been an independent, publicly held company. During the 1990s, we expanded our worldwide presence through growth and acquisitions. In 1999, we further expanded our refrigeration business by acquiring all of the outstanding capital stock of Sabroe A/S, a Danish company.

Headquartered in York, Pennsylvania, we have manufacturing facilities in nine states and eight foreign countries. As of December 31, 2003, we employed approximately 22,300 people worldwide. Our principal executive offices are located at 631 South Richland Avenue, York, Pennsylvania 17403, and our telephone number is (717) 771-7890.

PRODUCTS AND MARKETS

All of our products are in the HVAC&R industry, and we operate solely in this industry. Effective January 1, 2003, we consolidated our former York Refrigeration Group and Engineered Systems Group segments and reorganized management of the combined business. Our organization is now comprised of three groups, consisting of: Global Applied, Unitary Products Group, and Bristol Compressors. The Global Applied business is comprised of three geographic regions: the Americas; Europe, Middle East, and Africa (EMEA); and Asia. Global Applied designs, produces, services, and sells HVAC&R solutions worldwide. HVAC&R solutions are sold for both the new construction and the replacement markets for a full range of high-rise residential and commercial buildings and industrial applications. Global Applied service businesses sell replacement parts, replacement equipment, and controls and deliver various services and service solutions. Unitary Products Group (UPG) produces heating and air conditioning solutions designed for use in residential and light commercial applications and distributes proprietary and non-proprietary parts to the aftermarket. Bristol Compressors (Bristol) manufactures reciprocating and scroll compressors for our use and for sale to original equipment manufacturers and wholesale distributors.

* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

               York International Corporation 2003 Annual Report

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except per share data
    and other information)                           2003             2002             2001            2000            1999
                                                     ----             ----             ----            ----            ----
Statements of Operations Data:
    Net sales                                  $      4,076,054    $   3,843,373    $  3,920,096  $    3,883,207  $   3,862,062
    Gross profit                                        783,250          727,752         740,205         811,753        772,661
    Restructuring and other charges, net (a)            (91,395)             111         (70,504)        (49,679)       (54,532)
    Gain (loss) on divestiture                              345          (10,319)             --          26,902          9,627
    Income from operations (b)                           56,021          151,196         101,671         196,188        173,572
    Interest expense, net                               (47,535)         (48,485)        (67,150)        (81,587)       (61,150)
    Income before income taxes and
         cumulative effect of changes in
         accounting principles (b)(d)                    14,068          106,891          36,965         120,969        118,082
    (Provision) benefit for income taxes                 (2,653)         (25,715)          9,024         (14,362)       (41,303)
    Income before cumulative effect of
          changes in accounting principles
         (b)(d)                                          11,415           81,176          45,989         106,607         76,779

    Net (loss) income (b)(c)(d)                          (3,998)         (98,260)         45,989         106,607         75,882

    Basic earnings (loss) per share (b):
         Income before cumulative effect
              of changes in accounting
              principles                                   0.29             2.06            1.19            2.80           1.93
         Net (loss) income(c)(d)                          (0.10)           (2.50)           1.19            2.80           1.91

    Diluted earnings (loss) per share (b):

         Income before cumulative effect
              of changes in accounting
              principles                                   0.28             2.04            1.17            2.78           1.93
         Net (loss) income (c)(d)              $          (0.10)   $       (2.47)   $       1.17  $         2.78  $        1.91

Weighted average common shares and
  common equivalents outstanding:

              Basic                                      39,684           39,351          38,626          38,107         39,637
              Diluted                                    40,206           39,770          39,147          38,281         39,832

Cash dividends per share                       $           0.60    $        0.60    $       0.60  $         0.60  $        0.60
Capital expenditures                                     84,704           69,562          98,126          93,971        104,065
Depreciation and amortization of
property, plant, and equipment                           69,990           62,167          59,655          63,115         64,171
Amortization of deferred charges,
    intangibles, and goodwill (b)                         3,966            2,768         27,024           28,443         24,119

Balance Sheet Data (d):

    Working capital                                     362,494          436,588         472,830         548,801        485,234
    Total assets (c)                                  2,673,135        2,506,122       2,572,509       2,812,056      2,905,407
    Long-term debt                                      582,027          618,224         724,378         831,354        854,494
    Stockholders' equity (c)                   $        776,400    $     682,814    $    739,434  $      748,976  $     731,930
Other information:
    Employees                                            22,300           22,800          23,600          24,600         25,000
    Backlog (in thousands)                     $      1,026,593    $     928,499    $    873,359  $    1,018,464  $   1,065,096
    Total debt as a percent of total
    capital                                                44.1%            48.8%           50.7%           54.5%          56.7%
    Current ratio                                          1.37             1.52            1.61            1.60           1.48
    Book value per share (c)(d)                $          19.02    $       17.22    $      18.85  $        19.52  $       19.08

(a) In all years presented, we recorded charges to operations for restructuring and other cost reduction initiatives. Also, in 2000 and 1999, we recorded charges for acquisition, integration, and restructuring activities related to the 1999 Sabroe acquisition. See note 16 to our consolidated financial statements.

(b) Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142. Under the Statement, we no longer amortize goodwill. Goodwill amortization expense was $24.4 million, $25.6 million, and $20.3 million in 2001, 2000, and 1999, respectively. See note 1 to our consolidated financial statements.

(c) In 2002, we recorded a transitional goodwill impairment charge of $179.4 million as a cumulative effect of a change in accounting principle. See note 7 to our consolidated financial statements.

(d) In 2003, we recorded approximately $82.4 million of incremental debt, $23.9 million of incremental net machinery and equipment, $10.7 million of incremental deferred tax assets, a $15.4 million reduction to stockholders' equity, and a $32.4 million reduction to other long-term liabilities. The reduction in stockholders' equity was recorded as a cumulative effect of a change in accounting principle adjustment. See note 1 to our consolidated financial statements.

               York International Corporation 2003 Annual Report

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

RESULTS OF OPERATIONS

RESULTS OF OPERATIONS 2003 AS COMPARED TO 2002

Consolidated Operations

Net Sales

Net sales in 2003 increased 6.1% to $4,076.1 million from $3,843.4 million in 2002. The net strengthening of global currencies increased net sales by $177.1 million or 4.5%. Global Applied service business sales (services, parts, and replacement equipment) were up 15% and equipment sales were flat. Higher commercial equipment sales in Asia were offset by lower commercial equipment sales in the Americas and EMEA. An increase in UPG sales of $23.3 million was offset by a reduction in Bristol sales of $64.1 million. Our UPG sales increase was aided by continued strong residential new construction markets, and Bristol sales were down due to lower sales to international original equipment manufacturers (OEM) and the loss of certain applications at U.S. OEMs. (See further discussion below under Segment Analysis.) In 2003, net sales in the United States of America (U.S.) decreased 0.1% to $1,836.3 million, and non-U.S. net sales increased 11.7% to $2,239.8 million. The strengthening of global currencies, primarily those in our EMEA region, resulted in 8.8% of the increase in non-U.S. sales. The long-term strength of European currencies may impact the level of capital investment in the region causing further declines in our equipment markets and create a competitive disadvantage on products exported from our EMEA equipment business.

Order backlog

Order backlog, as of December 31, 2003, was $1,027 million compared to $928 million as of December 31, 2002. The 10.6% increase is 6.7% related to currency, 5.3% related to Global Applied, and offset by a net 1.4% decrease in our UPG and Bristol businesses, which typically are not backlog driven businesses. The improvement in Global Applied backlog is the result of continued strong orders in Asia, mainly China, and some improvement in North America commercial equipment markets. We are encouraged by increased order inquiries and other related activities; however, we are only seeing modest signs of a market recovery in our backlog.

Gross profit

Gross profit increased 7.6% to $783.3 million (19.2% of net sales) in 2003 as compared to $727.8 million (18.9% of net sales) in 2002. The net strengthening of global currencies increased the translation of local currency gross profits by $34 million or 4.6%. Increased profits also resulted from continued sales growth in the Global Applied Asia equipment business due primarily to economic growth in China, sales increases in service businesses, and UPG sales growth and factory efficiencies resulting from prior restructuring actions. These improvements were offset by lower commercial equipment sales and competitive margin pressures in the Global Applied EMEA equipment businesses due to continued market softness; lower volume in Bristol, resulting in less absorption of fixed costs; and significant increases in the cost of steel. In 2003, cost of goods sold included $8.8 million resulting from manufacturing overhead duplication and $5.5 million of inventory write-downs related to strategic actions to rationalize our manufacturing capacity in Global Applied. In 2002, cost of goods sold included $0.1 million of restructuring charges, $6.8 million of costs related to cost reduction actions, and $0.8 million related to a discontinued product line. The strategic actions taken in 2000 through 2003 have already yielded gross margin improvement and will continue to provide a basis for us to improve gross margins at the current equipment volume levels and leverage improvement when commercial equipment markets improve.

Selling, general and administrative (SG&A) expenses

SG&A expenses were $636.2 million (15.6% of net sales) in 2003 compared to $566.3 million (14.7% of net sales) in 2002. The net strengthening of global currencies increased SG&A expense $26 million or 4.5%. In 2003, SG&A expense included $14.0 million of curtailment costs related to the transition of certain U.S. defined benefit pension plans to defined contribution plans. These curtailment losses represent acceleration of pension expenses that would have been amortized to expense over a longer period of time. This change is not expected to significantly alter pension expense or funding requirements in the short-term; however, we expect to benefit by reducing volatility in our pension expense and future funding requirements. Other increases include higher compensation expense, pension, medical and insurances costs, and continued investment in information technology (IT) to improve our overall business systems and infrastructure. Changes to health care plans will help mitigate the continued increase in medical expenses. At this time, we believe insurance markets are stabilizing and along with policy changes, we expect only moderate increases in insurance costs in 2004. In 2004, we plan to continue to invest in new products at historical levels and invest an additional $20 million in business systems and IT infrastructure. These IT investments will leverage our cost structure, assist in achieving operational efficiencies, and enhance supply chain capabilities. These investments are necessary to standardize our global processes and enable growth in 2005 and beyond.

               York International Corporation 2003 Annual Report

Restructuring and other charges, net

In 2003, we initiated actions to further reduce our overall cost structure and support the implementation of our new geographic organization. These actions included the further reduction of manufacturing capacity, the elimination of certain product lines, the exiting of several small, non-core businesses, and the write-down of assets associated with a European joint venture, as well as cost reductions associated with the consolidation of our former Engineered Systems Group (ESG) and York Refrigeration Group (YRG) segments. In 2003, we recorded restructuring and other charges of $91.4 million, consisting of $91.9 million related to the 2003 actions and $0.5 million of cost reversals related to our prior years' restructuring actions. Included in the $91.4 million are $35.8 million of asset write-downs, $28.0 million of severance costs, $14.1 million of contractual and other obligation costs of which $9.7 million relates to a product liability settlement associated with a discontinued product line, and $13.5 million of other costs. Other charges to operations included $5.5 million charged to cost of goods sold as discussed above. As of December 31, 2003, the 2003 actions were substantially complete. These charges are more fully discussed in note 16 to our consolidated financial statements.

In 2000, we initiated a cost reduction process, which included plant closures and divestitures, product line and facility rationalizations, SG&A expense reductions, and other actions. In 2001, we expanded the scope of the cost reduction process to include additional plant closings and staff reductions. In 2002, we recorded a credit of $0.1 million related to these cost reduction actions.

In 2003, we had operational improvements related to our restructuring programs. In 2004 and beyond, we believe the actions taken will position us for greater profitability by leveraging our manufacturing capacity, in addition to the savings resulting from integrating our former ESG and YRG businesses worldwide into Global Applied. As a result, in 2004, we expect to realize $25 million of incremental savings from cost reduction actions initiated in 2003.

Gain (loss) on divestiture

In 2002, we sold our air conditioning operations in Australia for $12.1 million. The sale resulted in a loss of $10.3 million. There was no similar transaction in 2003 and finalization of the Australia sale resulted in a gain of $0.3 million.

Income from operations

As a result of the above items, income from operations in 2003 was $56.0 million (1.4% of net sales) compared to $151.2 million (3.9% of net sales) in 2002.

Interest expense, net

In 2003, net interest expense decreased 2.0% to $47.5 million compared to $48.5 million in 2002 due to lower average debt levels and a shift of debt from fixed to floating as a result of paying off $100 million of senior notes (interest rate of 6.75%) in March 2003. Lower average debt levels were somewhat offset by slightly higher average borrowing rates mainly due to higher interest rates in some non-U.S. markets and the increase in debt associated with the termination of our 1999 equipment sale-leaseback. Over the last three years, we have focused our efforts to reduce our overall debt levels and reduce working capital. Cash flow from operations has been positive and we maintain our commitment to pay down debt in 2004.

Equity in earnings of affiliates

Equity in earnings of affiliates was $5.6 million in 2003 as compared to $4.2 million in 2002. The increase was primarily the result of improved performance of our Scroll Technologies joint venture.

Provision for income taxes

Our income tax provision of $2.7 million or effective rate of 18.9% in 2003 relates to both U.S. and non-U.S. operations. The 2003 income tax provision was lower than the U.S. statutory rate of 35% primarily due to the benefits of tax holidays in certain jurisdictions of $15.4 million, export incentives claimed of $7.8 million, other favorable foreign rate differences of $2.4 million, and R&D credits of $2.3 million. These benefits were partially offset by restructuring actions for which the tax benefit was less than the U.S. statutory rate of $14.7 million, operating losses in jurisdictions where no tax benefit was recognized of $3.6 million, and the unfavorable tax impact of deemed and actual distributions of $6.1 million.

Our effective tax rate decreased to 18.9% in 2003 compared to 24.1% in 2002. The decline in the effective tax rate was primarily due to the impact of export incentive benefits of $7.8 million on income before income taxes and cumulative effect of changes in accounting principles of $14.1 million in 2003 as compared to export incentive benefits of $3.0 million on income before income taxes and cumulative effect of changes in accounting principles of $106.9 million in 2002. The impact of export incentive benefits was partially offset by an increase in taxes on foreign earnings in 2003. It is anticipated that the effective tax rate will gradually increase in future years, primarily due to the phase-out of certain tax holidays, and a different geographic distribution of earnings.

Net deferred tax assets increased $49.9 million in 2003, primarily attributable to benefits associated with certain U.S. carryforward items, including U.S. foreign tax credits of $14 million; U.S. federal and state tax losses of $8.3 million; and U.S. research and development (R&D) credits of $3.9 million; increases in deferred tax assets of $6.9 million and $5.6 million relating to inventories and warranties, respectively; and a decrease in deferred tax liabilities of $10.7 million

               York International Corporation 2003 Annual Report associated with adoption of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" (FIN
46).

Income before cumulative effect of changes in accounting principles

As a result of the above factors, income before the cumulative effect of changes in accounting principles, was $11.4 million in 2003 as compared to $81.2 million in 2002.

Cumulative effect of changes in accounting principles

On July 1, 2003 we adopted FIN 46. Upon adoption we consolidated the variable interest entity used to transact our December 1999 sale-leaseback. As a result, we recorded a $15.4 million reduction to stockholder's equity. The reduction in stockholders' equity represents a reduction in retained earnings recorded as a cumulative-effect adjustment as of July 1, 2003. The retained earnings reduction represents the cumulative differences between our prior accounting of the transaction as a lease of property and the consolidation, which resulted in the reflection of the assets as owned depreciable equipment with a related debt obligation. The obligation relating to the sale-leaseback was repaid in full during the third quarter of 2003.

Segment Analysis

The following table sets forth net sales and income from operations by segment:

(in thousands)                                              2003                  2002                  2001
                                                            ----                  ----                  ----
Net sales:
 Global Applied:
  Americas                                            $     1,388,930        $    1,335,392        $     1,425,885
  Europe, Middle East, and Africa                           1,343,138             1,161,605              1,147,842
  Asia                                                        490,063               418,599                439,858
  Intragroup sales                                          (194,537)              (165,443)              (195,941)
                                                      ---------------        --------------        ---------------
                                                            3,027,594             2,750,153              2,817,644
 Unitary Products Group                                       760,059               736,789                755,860
 Bristol Compressors                                          451,241               515,372                509,706
 Eliminations                                               (162,840)             (158,941)               (163,114)
                                                      ---------------        --------------        ---------------
                 Net sales                            $     4,076,054        $    3,843,373        $     3,920,096
                                                      ---------------        --------------        ---------------
Income from operations:
 Global Applied:
  Americas                                            $        54,855        $       39,710        $        82,575
  Europe, Middle East, and Africa                              44,691                50,550                 49,025
  Asia                                                         69,634                55,945                 54,560
                                                      ---------------        --------------        ---------------
                                                              169,180               146,205                186,160
 Unitary Products Group                                        60,698                40,262                 59,083
 Bristol Compressors                                           25,405                29,002                 39,684
 General corporate expenses, eliminations, and
  other non-allocated items.                                 (79,858)              (44,037)                (54,314)
 Charges and other expenses                                 (119,749)               (9,917)               (128,942)
 Gain (loss) on divestiture                                       345              (10,319)                     --
                                                      ---------------        --------------        ---------------
                 Income from operations               $        56,021        $      151,196        $       101,671
                                                      ---------------        --------------        ---------------

Global Applied

Global Applied net sales increased 10.1% to $3,027.6 million in 2003 from $2,750.2 million in 2002. The net strengthening of global currencies, almost entirely in EMEA, increased net sales by $172 million or 6.0%. Our service business sales (service, parts, and replacement equipment) increased 15% to $1,057 million, of which 6% was due to currency. Commercial equipment sales were flat with higher sales levels in Asia offset by lower sales in the Americas and EMEA. We intend to continue to grow our service business as we change our business model to expand commercial service activities, offer new solutions to our customers, and improve our parts distribution. Additionally, the new business model is enabling us to successfully capture multi-site service contracts, which allow us to pull through our equipment as replacement of YORK and non-YORK equipment occurs. Our pricing for large commercial equipment in the U.S. stabilized during 2003 and is expected to remain consistent in 2004. Growth in Asia is mainly the result of the growing Chinese economy and to a lesser extent a mild recovery in other Asian economies. We expect equipment growth in Asia to continue in 2004 and the Americas markets to remain relatively stable. This activity will be partially offset by volume and pricing pressures in large commercial equipment markets in EMEA. European commercial equipment markets declined in 2003 and are expected to continue to decline in 2004 due to reduced commercial construction activity.

Global Applied income from operations increased 15.7% to $169.2 million (5.6% of net sales) in 2003 from $146.2 million (5.3% of net sales) in 2002. The net strengthening of global currencies increased the translation of local currency income from operations by $8.2 million, almost entirely in EMEA. In the Americas, the increase of $15.1 million is directly related to improved performance in Latin American countries where significant actions were taken to reduce operating costs by combining our former ESG and YRG businesses and improvement in markets, mainly Argentina. Additionally, improved

               York International Corporation 2003 Annual Report equipment performance in Americas resulted from higher refrigeration product sales mainly to the food and beverage industry and cost reductions resulting from the relocation of assembly of large tonnage products, somewhat offset by continued large tonnage volume declines. In Asia, the increase of $13.7 million resulted from continued sales growth of equipment due mainly to China's economic growth and our strong market share in China. These increases were offset by an EMEA decrease of $5.9 million. Our EMEA decrease is primarily in the UK, Italy, Sweden and Germany, and is a direct result of lower equipment sales and competitive margin pressures in product and service markets. In Global Applied, we expect to grow our income from operations in 2004 as we benefit from the cost reduction actions taken in 2003, leverage our established position in China in the large commercial equipment markets, and benefit from growth in our service business. In 2004, we also expect commercial building and capital spending in EMEA will remain weak resulting in continued difficult markets.

Unitary Products Group (UPG)

UPG net sales increased 3.2% to $760.1 million in 2003 from $736.8 million in 2002. Residential product sales improved, aided by the strength of the new home construction markets, and our light commercial sales were flat following spending patterns in commercial building. In 2003, we experienced an additional decline in sales of manufactured housing products. The manufactured housing market has declined steadily over the past three years and at this time we do not expect this market to improve in 2004. Overall, our air conditioning market share was generally flat compared to 2002. In 2004, we expect to continue to grow sales at or above market levels driven by improvements in the U.S. light commercial market and stability in the strong U.S. residential market.

UPG income from operations increased 50.8% to $60.7 million (8.0% of net sales) in 2003 from $40.3 million (5.5% of net sales) in 2002. The increase was primarily due to $7.8 million related to improvements in production and logistics efficiencies in our Wichita factory and $20 million due to a more positive product mix, volume, and better pricing versus 2002. These increases were somewhat offset by $13.3 million of increased costs for steel and other operating expenses. Also included in the improvement is a 2002 write-off of a $5.9 million receivable related to a distributor that became insolvent. In 2004, we expect to see continued improvement in income from operations but not at the improvement level of 2003, as most of the production efficiencies have been realized. Improvement will come from continued new product introductions and slight improvements in light commercial markets. In 2004, we will continue to face the challenge of steel surcharges and raising prices to our customers to cover those costs.

Bristol Compressors (Bristol)

Bristol net sales decreased 12.4% to $451.2 million in 2003 from $515.4 million in 2002. The decline in sales is primarily related to a 18% decrease in sales to international OEM customers and to a lesser extent, lower shipments to U.S. OEM manufacturers. In 2004, we expect Bristol sales will decrease approximately 15% as a result of losing a customer and continued competitive pressure. In 2003, our new Benchmark compressor was introduced, and we expect it will improve our outlook beyond 2004.

Bristol income from operations decreased 12.4% to $25.4 million (5.6% of net sales) in 2003 from $29.0 million (5.6% of net sales) in 2002. In 2003, price increases were offset by steel cost increases, continued decreases in larger applications and reductions in sales volume. In 2004, we expect income from operations at Bristol to be lower by approximately $13 million as a direct result of lost volume and severe pricing pressure in the OEM markets where Bristol competes. In 2004, we will continue to face the challenge of steel surcharges and our ability to pass on those costs to our customers. Beyond 2004, we expect the introduction of new products and higher sales volume should raise income from operations.

Other

General corporate expenses, eliminations, and other non-allocated items increased to $79.9 million in 2003 as compared to $44.0 million in 2002. The increase was primarily due to $13.3 million for post retirement medical expenses, $10.5 million for incentive compensation expense, $6.4 million for IT project spending, and a net $5.7 million increase in corporate for other corporate and non-allocated costs including pension, insurances, minority interest, and corporate departments.

               York International Corporation 2003 Annual Report

Charges and other expenses are as follows:

   (in thousands)                            2003                   2002              2001
-----------------------------------------------------------------------------------------------
By segment:
Global Applied:
   Americas                             $      31,640            $       205     $       25,729
   EMEA                                        56,581                  1,248             39,608
   Asia                                         2,989                    209              3,742
                                        -------------            -----------     --------------
                                               91,210                  1,662             69,079
Unitary Products Group                          9,654                  6,771             44,283
Bristol Compressors                             2,135                  1,466             15,378
Corporate                                      16,750                     18                202
                                        -------------            -----------     --------------
                                        $     119,749            $     9,917     $      128,942
                                        -------------            -----------     --------------
By type:
Restructuring and other
   charges, net                         $      91,395            $     (111)     $       70,504
Restructuring and other
   charges reflected in
   cost of goods sold                           5,484                     88             14,418
Related operating
   expenses included in
   cost of goods sold                           8,828                  7,658             44,020
Selling, general,
   and administrative expenses                 14,042                  2,282                 --
                                        -------------            -----------     --------------
                                        $     119,749            $     9,917     $      128,942
                                        -------------            -----------     --------------

Restructuring and other charges related to the 2003 initiatives and the 2001 and 2000 initiatives are discussed in the Consolidated Operations section above. Operating expenses in 2003 related to the Americas' cost reduction actions and consisted of costs related to the relocation of certain product lines. Operating expenses in 2002 related to the UPG and Bristol plant consolidations and a previously discontinued UPG product line. SG&A expenses in 2003 included a non-cash curtailment loss of $14.0 million related to the decision to replace our defined benefit pension plans for U.S. salaried non-bargaining and certain U.S. salaried bargaining employees with a new defined contribution plan, effective January 1, 2004. In 2002, SG&A expenses included executive retirement costs of $2.3 million.

RESULTS OF OPERATIONS 2002 AS COMPARED TO 2001

Consolidated Operations

Net sales

Net sales in 2002 decreased 2.0% to $3,843.4 million from $3,920.1 million in 2001. Service business sales growth was more than offset by the decline in equipment sales which was attributable to virtually all markets except for China and was primarily related to large commercial equipment, which declined approximately 17%. The equipment declines were partially offset by a net increase of $38.6 million resulting from translating local currencies at higher rates which was due to strengthening currencies in EMEA partially offset by weakening currencies in Latin America. (See further discussion below under Segment Analysis.) In 2002, net sales in the United States decreased 1.2% to $1,838.7 million, and non-U.S. net sales decreased 2.7% to $2,004.7 million.

Order backlog

Order backlog as of December 31, 2002 was $928.5 million compared to $873.4 million as of December 31, 2001.

Gross profit

Gross profit decreased 1.7% to $727.8 million (18.9% of net sales) in 2002 as compared to $740.2 million (18.9% of net sales) in 2001. The state of global economies depressed commercial construction and capital replacement budgets and resulted in a decrease in equipment sales and competitive margin pressures for available contracts. Other factors causing the reduction included our plant consolidation actions that resulted in lower than expected productivity, production cost overruns, and inventory variances. These decreases were partially offset by increased service business margins, and reduced costs for restructuring and cost reduction actions. Included in cost of goods sold in 2002 were $0.1 million of restructuring charges, $6.8 million of costs related to cost reduction actions, and $0.8 million related to a discontinued product line. In 2001, we recorded $14.4 million of restructuring charges related to inventory write-downs and warranty accruals, $30.0 million of costs related to cost reduction actions, $8.2 million related to a discontinued product line, and a $5.8 million write-off of a supplier advance in cost of goods sold.

Selling, general, and administrative expenses

SG&A expenses were $566.3 million (14.7% of net sales) in 2002 compared to $568.0 million (14.5% of net sales) in 2001. Staff reductions and other cost reduction efforts and the elimination of goodwill amortization in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" were offset by increases from

               York International Corporation 2003 Annual Report higher legal, pension, benefit, insurance, and information technology costs, the effect of strengthening European currencies, the write-off of a $5.9 million receivable related to a UPG distributor that became insolvent, and executive retirement costs of $2.3 million.

Restructuring and other charges, net

In 2000, we initiated a cost reduction process, which included plant closures and divestitures, product line and facility rationalizations, SG&A expense reductions, and other actions. In 2001, we expanded the scope of the cost reduction process to include additional plant closings and staff reductions. In 2002 and 2001, we recorded restructuring and other (credits) charges of $(0.1) million and $70.5 million, respectively, related to these cost reduction actions, exclusive of the $0.1 million and $14.4 million, respectively, charged to cost of goods sold as discussed above. Total charges to operations in 2002 included $1.6 million in write-downs of various assets, a net credit of $0.2 million for severance and other costs, and a $1.4 million gain on the sale of fixed assets. Total charges to operations in 2001 included $28.7 million in write-downs of various assets and $56.2 million in accruals for severance and other costs. As of December 31, 2002, all of the actions were substantially complete. These charges are more fully discussed in note 16 to our consolidated financial statements.

Gain (loss) on divestiture

In 2002, we sold our air conditioning operations in Australia for $12.1 million. The sale resulted in a loss of $10.3 million. There was no similar transaction in 2001.

Income from operations

As a result of the above items, income from operations in 2002 increased 48.7% to $151.2 million (3.9% of net sales) from $101.7 million (2.6% of net sales) in 2001.

Interest expense, net

In 2002, net interest expense decreased 27.8% to $48.5 million compared to $67.2 million in 2001 due to lower average debt levels and lower interest rates. The decrease is directly related to lower average borrowing levels and a reduction in average borrowing rates.

Equity in earnings of affiliates

Equity in earnings of affiliates was $4.2 million in 2002 as compared to $2.4 million in 2001. The increase was primarily the result of improved performance of Scroll Technologies.

Provision for income taxes

Our income tax provision of $25.7 million, or effective rate of 24.1%, in 2002 relates to both U.S. and non-U.S. operations. The 2002 income tax provision was lower than the U.S. statutory rate of 35% primarily due to the benefits of tax holidays in certain jurisdictions of $16.2 million, other favorable foreign tax rate differences of $3.5 million, and export incentives claimed of $3 million. Benefits were partially offset by the unfavorable tax impact of deemed and actual distributions of $6.0 million and a loss on disposition of a foreign operation that yielded no tax benefit of $3.7 million.

Our effective tax rate increased to 24.1% in 2002 compared to a benefit of 24.4% in 2001. The increase in the effective tax rate was primarily due to the impact of a tax benefit of $20 million in 2001 recognized in connection with a restructuring action involving the disposition of foreign operations on income before income taxes and cumulative effect of changes in accounting principles of $37 million. Offsetting the increase in the 2002 effective tax rate resulting from this 2001 tax benefit was the impact of the 2002 adoption of SFAS No. 142, and greater losses in 2001 where no tax benefit was recognized.

Income before cumulative effect of changes in accounting principles

As a result of the above factors, income before the cumulative effect of changes in accounting principles was $81.2 million in 2002 as compared to $46.0 million in 2001.

Cumulative effect of changes in accounting principles

Upon adoption of SFAS No. 142 we were required to perform a transitional goodwill impairment test. The transitional goodwill impairment test was completed during the second quarter of 2002. As a result, we recognized a non-cash transitional goodwill impairment charge of $179.4 million with no tax benefit in our former YRG reporting unit. The projected financial performance of the YRG, which includes the entities acquired in the Sabroe acquisition, was insufficient to support the related goodwill. As required, the transitional goodwill impairment charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002.

Segment Analysis

Global Applied

Global Applied net sales decreased 2.4% to $2,750.2 million in 2002 from $2,817.6 million in 2001. A net increase of $40 million resulting from translating local currency sales at higher rates was due to strengthening currencies in EMEA partially

               York International Corporation 2003 Annual Report offset by weakening currencies in Latin American countries. This increase and increases in service business sales were more than offset by declines in equipment shipments in the Americas and EMEA due to a reduction in commercial construction and capital investment and reduced shipments for petrochemical and cruise ship markets. Service business sales increased 7.0%, including a 2.5% decline due to the elimination of net sales as a result of the sale of our air conditioning equipment and service operations in Australia.


Global Applied income from operations decreased 21.5% to $146.2 million (5.3% of net sales) in 2002 from $186.2 million (6.6% of net sales) in 2001. Income from operations was impacted by lower equipment volumes, pricing pressures, higher legal costs, and continued investment in service business infrastructure. In addition, a $3.8 million charge relating to differences in a plant's inventory records was recorded in 2002. The reduction in income from operations was primarily attributed to lower volume and European job cost overruns on specific large industrial contracts, partially offset by increased gross margin as a result of aftermarket growth and strengthening currencies. Included in income from operations is approximately $7 million of income due to currency translation.

Unitary Products Group

UPG net sales decreased 2.5% to $736.8 million in 2002 from $755.9 million in 2001. The sales reduction was directly related to continued softness in commercial construction that caused a reduction in our light commercial equipment sales, reduced export volume to Mexico, and continued sharp declines in the manufactured housing industry. The manufactured housing declines were due to the availability of credit for such homes and the attractiveness of traditional new home construction. These declines were partially offset by higher sales in the U.S. residential market supported by the new home building activity.

UPG income from operations decreased 31.9% to $40.3 million (5.5% of net sales) in 2002 from $59.1 million (7.8% of net sales) in 2001. The decrease was due to an unfavorable product mix, manufacturing inefficiencies, and a write-off of a $5.9 million receivable related to a distributor that became insolvent in the first quarter of 2002. The unfavorable product mix is the result of decreased demand for higher-margin light commercial products. Manufacturing inefficiencies resulted from reduced productivity and higher logistics and warehousing costs at the Wichita facility during the first half of 2002.

Bristol Compressors

Bristol net sales increased 1.1% to $515.4 million in 2002 from $509.7 million in 2001. Increased sales of smaller residential compressors were partially offset by reduced shipments of larger light commercial compressors.

Bristol income from operations decreased 26.9% to $29.0 million (5.6% of net sales) in 2002 from $39.7 million (7.8% of net sales) in 2001. Margins decreased due to the continued decreases in larger applications, pricing pressure in the market place, and manufacturing inefficiencies relating to the closure of the Sparta facility. Bristol was negatively impacted by order mix as high-margin large compressors used in light commercial applications were down significantly, while the volume of lower-margin smaller units increased.

Other

General corporate expenses, eliminations, and other non-allocated items decreased 18.9% to $44.0 million in 2002 as compared to $54.3 million in 2001. The decrease was primarily due to the reduction of goodwill amortization resulting from the adoption of SFAS 142, offset by cost increases for insurance, pensions, and IT investments.

Restructuring and other charges related to the 2001 and 2000 initiatives are discussed in the Consolidated Operations section above. Operating expenses in 2002 related to the UPG and Bristol plant consolidations and a previously discontinued UPG product line. In 2001, we recorded $30 million of costs related to cost reduction actions, $8.2 million related to a discontinued product line, and a $5.8 million write-off of a supplier advance.

LIQUIDITY AND CAPITAL RESOURCES

Our significant liquidity and capital funding needs are working capital, operating expenses, capital expenditures, debt repayments, restructuring costs, dividends to our shareholders, contractual obligations, and commercial commitments. Liquidity and capital resource needs are met through cash flows from operations, borrowings under our credit agreements and bank lines of credit, financing of trade receivables, and credit terms from suppliers, which approximate receivable terms to our customers. Additional sources of cash include customer deposits and progress payments.

We believe that we will be able to satisfy our principal and interest payment obligations and our working capital and capital expenditure requirements from operating cash flows together with the availability under the uncommitted credit lines and committed bank lines of credit. Uncommitted credit lines and committed bank lines of credit support seasonal working capital needs and are available for general corporate purposes. Since certain of our long-term debt obligations and our revolving trade receivables purchase facility bear interest at floating rates, our interest costs are sensitive to changes in prevailing interest rates.

In the ordinary course of business, we enter into various types of transactions that involve contracts and financial instruments. We enter into these financial instruments to manage financial market risk, including foreign exchange, commodity price, and

               York International Corporation 2003 Annual Report interest rate risk. Financial instruments are more fully discussed in note 11 to our consolidated financial statements and under the caption "Market Risk" below.

The following tables summarize our contractual obligations and other commercial commitments as of December 31, 2003:

                             PAYMENTS DUE BY PERIOD

CONTRACTUAL OBLIGATIONS                                           LESS THAN                                    AFTER 5
(in thousands)                                     TOTAL           1 YEAR        1-3 YEARS     4-5 YEARS        YEARS
                                                   -----          ---------      ---------     ---------       -------
Notes payable                                 $       612,782  $      30,755  $     278,519  $     201,321  $     102,187
Operating leases                                      113,731         37,808         49,753         18,957          7,213
Information technology service contracts (a)          435,377         46,332        105,001         94,221        189,823
Unconditional purchase obligations (b)                163,337         63,337        100,000             --             --
Purchase orders in normal course of business          253,468        247,821          4,925            722             --
                                              ---------------  -------------  -------------  -------------  -------------
Total contractual cash obligations            $     1,578,695  $     426,053  $     538,198  $     315,221  $     299,223
                                              ---------------  -------------  -------------  -------------  -------------

                   AMOUNT OF COMMITMENT EXPIRATION PER PERIOD

                                                     TOTAL
OTHER COMMERCIAL COMMITMENTS                        AMOUNTS        LESS THAN                                     OVER 5
(in thousands)                                     COMMITTED        1 YEAR        1-3 YEARS      4-5 YEARS        YEARS
                                                   ---------       --------        ---------     ---------        ------
Standby letters of credit and surety bonds        $   107,311    $   104,904      $   2,190       $    212     $        5
Performance guarantees                                167,916        149,604         15,746          2,547             19
Commercial letters of credit                           34,214         34,214             --             --             --
Guarantee of affiliate debt (c)                        30,000             --             --             --         30,000
                                                  -----------    -----------      ---------       --------     ----------
Total commercial commitments                      $   339,441    $   288,722      $  17,936       $  2,759     $   30,024
                                                  -----------    -----------      ---------       --------     ----------

         (a) Unconditional payments of $33.6 million are included in information technology service contracts and have been excluded from the caption "Unconditional purchase obligations."

         (b) We own 50% of a small refrigeration company and are contingently obligated to purchase the remaining 50% no later than 2014. Our purchase commitment can be accelerated under certain circumstances. The purchase price will be determined based upon the profitability of the company but cannot be less than $5 million, which amount is included in the table.

         (c) We and another company participate in a manufacturing joint venture, Scroll Technologies (Scroll). We have guaranteed our share of the indebtedness of Scroll. In the event Scroll would default on its debt obligation, we are required to assume 50% of Scroll's outstanding debt.

We have postretirement and postemployment benefit obligations to certain employees and former employees. We are obligated to make contributions to our pension plans and postretirement health and life insurance plans. We are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing and amounts of benefit payments. Consequently, contributions are not included in the contractual obligations table above. We expect to contribute $21.7 million to postretirement and postemployment plans in 2004. These plans and our estimates of future contributions and benefit payments are more fully described in note 12 of our consolidated financial statements.

As of December 31, 2003, our postretirement and postemployment obligations were $253.9 million. In determining these obligations we make a number of estimates such as discount rate, rate of compensation increase, expected return on plan assets, and rate of increasing health care costs. Changes in our assumptions could have a significant impact on our financial position, results of operations, and liquidity. A one-percentage point change in the discount rate would impact postretirement and postemployment benefit expense by approximately $4.3 million. A one-percentage point change in the estimated rate of return on plan assets would impact postretirement and postemployment benefit expense by approximately $4.7 million. A one-percentage point increase in assumed health care cost trend rates would have increased our expense in 2003 $1.3 million and increased our postretirement benefit obligations $17.4 million.

WORKING CAPITAL

Our working capital is mainly comprised of inventories, receivables, net, and accounts payable and accrued expenses. Working capital decreased $74.1 million to $362.5 million as of December 31, 2003 as compared to $436.6 million as of December 31, 2002. The decrease resulted from lower cash and cash equivalents and increased accounts payable and accrued expenses offset by higher inventories and prepayments and other current assets. During 2003, the Euro and other European currencies appreciated significantly against the U.S. dollar. The impact of foreign currency appreciation on working capital is quantified within the respective captions below where significant.

Cash and Cash Equivalents

Cash and cash equivalents decreased $43.3 million mainly as a result of our initiative to reduce our overall debt obligations.

               York International Corporation 2003 Annual Report

Receivables

Receivables increased $11.4 million, including an increase of $47.5 million from foreign currency translation offset by improved collection efforts in all businesses and a reduction in sales at Bristol. Overall, days sales outstanding decreased to 50 days from 53 days.

Inventories

Including an increase of $29 million from foreign currency translation, inventories increased $38.9 million. The rise in inventory levels was due to increases in raw materials and work-in-process of $42.2 million offset by reduced finished goods of $3.3 million. Raw materials and work-in-process increased due to purchases made in the fourth quarter to support increased production activity for current backlog. The reduction in finished goods is mainly attributable to reduced inventory levels at UPG. Demand for UPG residential equipment in the fourth quarter of 2003 and improved operational effectiveness and logistics activity reduced finished goods inventory at December 31, 2003. Inventory turns increased to 6.5 from 6.2 due to the above factors and factory consolidation efforts.

Prepayments and Other Current Assets

Prepayments and other current assets increased $48.5 million due to increased deferred tax assets, appreciation on our foreign currency forward and commodity swap contracts, and prepayments relating to our healthcare insurance trust. Our deferred tax assets increased due to tax benefits related to our December 1999 sale-leaseback transaction that are expected to be realized in 2004. The fair value of our foreign currency forward and commodity swap contracts increased due to changes in foreign currency and commodity market prices. Our financial instruments are more fully described in note 11 of our consolidated financial statements.

Accounts Payable and Accrued Expenses

Including an increase of $58.3 million from foreign currency translation, accounts payable and accrued expenses increased $130.3 million. The increase is due to higher restructuring accruals of $20 million; warranty liabilities of $11.6 million; inventory purchases of $30 million; and other payables and accruals of $68.7 million. Restructuring accruals were the direct result of the 2003 cost reduction actions and are mainly comprised of severance and contractual obligations, the majority of which will be paid in 2004. Increases in warranty liabilities are mainly attributable to longer standard warranty periods and new product introductions. Other payables and accruals increased due to increases in accruals for incentive compensation, IT infrastructure spending and freight costs.

CASH FLOWS

Our operating cash flows funded our liquidity and capital resource needs in 2003, 2002 and 2001. We expect 2004 operating cash flows to be slightly less than 2003. Seasonal working capital needs of approximately $100 million in the first half of 2004 are expected to be satisfied by a combination of uncommitted credit lines and committed bank lines of credit from our $400 million Five Year Credit Agreement. Positive net cash flow will be first applied to pay down committed lines of credit to ensure maximum availability of committed sources of capital.

Operating Activities

We generated $161 million of cash from operating activities in 2003. Net cash flows of $46 million were generated from the change in assets and liabilities net of effects from acquisitions and divestitures. Remaining cash flows of $115 million were generated from our results of operations. Operating cash flows were utilized to fund our investing and financing activities.

We have generated cash flows from the change in assets and liabilities net of effects from acquisitions and divestitures of $46.3 million, $96.4 million, and $76.6 million, in 2003, 2002, and 2001, respectively. These cash flows are the result of initiatives employed to reduce our working capital. Due to diminishing returns expected from these types of initiatives, we do not expect to generate cash flows in 2004 from further reductions in our working capital and other long-term assets and liabilities. Furthermore, our working capital and other long-term assets and liabilities may increase as our businesses grow and economic conditions change.

Investing Activities

Cash used in investing activities of $86.6 million was mainly comprised of capital expenditures of $84.7 million for information technology systems, service business infrastructure, and replacement of manufacturing equipment. Capital expenditures are currently expected to slightly exceed depreciation and amortization in 2004 mainly due to increased investment in information technology.

Financing Activities

Cash used in financing activities of $119.8 million included $123.7 million of net debt payments and $24 million of common stock dividend payments partially offset by proceeds from issuance of common stock of $27.9 million. Net debt payments are consistent with our stated goals to reduce debt obligations. It is reasonably likely that we will issue additional Danish retail notes in 2004 as a hedge of our net investment in a Danish subsidiary; however, we expect to reduce net debt obligations by approximately $70 million in 2004. We paid annual cash dividends of $0.60 per share in 2003, 2002, and

               York International Corporation 2003 Annual Report

2001. In February 2004, we announced our intent to increase our annual dividend to $0.80 per share for 2004. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend upon such factors as our profitability, financial condition, cash requirements, future prospects, and other factors deemed relevant by the Board of Directors. Proceeds from issuance of common stock represents cash received from employee stock purchases and exercise of stock options under our employee stock plans. Employee stock plans include the 1992 Employee Stock Purchase Plan (ESPP), as amended, the 2002 Omnibus Stock Plan (2002 Plan), and the Amended and Restated 1992 Omnibus Stock Plan (1992 Plan). The ESPP authorizes employees to purchase up to 2.5 million shares of our common stock, inclusive of 0.5 million shares authorized by the stockholders in May 2001. The 2002 Plan was approved by shareholders in May 2002 and authorized the issuance of up to 2.0 million shares of our common stock as stock option or restricted stock awards. As of December 31, 2003, 0.1 million and 1.0 million shares remained available for purchase or grant under the ESPP and 2002 Plan, respectively. The 1992 Plan, which authorized the issuance of up to 8.4 million shares, expired in August 2002 and remaining shares of 0.9 million were cancelled.

We do not anticipate the issuance of additional senior notes or purchase of our common stock during 2004.

BORROWINGS AND AVAILABILITY

Total indebtedness was $612.8 million as of December 31, 2003, primarily consisting of $500 million of senior notes, $41.8 million of Danish retail notes, and $25 million outstanding under domestic bank lines. The senior notes mature at dates ranging from 2006 to 2012 and carry fixed rates ranging from 5.8% to 6.75%.

We have a $400 million Five Year Credit Agreement, which expires on May 29, 2006, and a $200 million 364-Day Credit Agreement, which expires on March 13, 2004 (collectively, the Agreements). As of December 31, 2002, we had the $400 million Five Year Credit Agreement and a $300 million 364-Day Credit Agreement. As of December 31, 2003 and 2002, no amounts were outstanding under our credit agreements. We renewed our $200 million 364-Day Credit Agreement in March 2004.

The $400 million Five Year Credit Agreement provides for borrowings at the London InterBank Offering Rate (LIBOR) plus 1.175%, and the $200 million 364-Day Credit Agreement provides for borrowings at LIBOR plus 1.225%. We pay annual fees of 0.20% on the $400 million facility and 0.15% on the $200 million facility. The Agreements allow for borrowings at specified bid rates. As of December 31, 2003 and 2002, the three-month LIBOR rate was 1.14% and 1.38%, respectively. The Agreements contain financial covenants requiring us to maintain certain financial ratios and standard provisions limiting leverage and liens. We were in compliance with these financial covenants as of December 31, 2003 and 2002.

In October and December 2003, we issued Danish denominated retail notes of DKK 200 million and DKK 50 million, respectively, aggregating $41.8 million. These notes are due in October 2004 and are at a rate of 2%.

We have domestic bank lines that provide for total borrowings of up to $135 million and $50 million as of December 31, 2003 and 2002, respectively. The domestic bank lines are uncommitted and may be unavailable for renewal at maturity. As of December 31, 2003, $25 million was outstanding under the domestic bank lines. No amounts were outstanding as of December 31, 2002. Our non-U.S. subsidiaries maintain bank credit facilities in various currencies that provide for total borrowings of $355.2 million and $384.5 million as of December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, $27.8 million and $28.4 million, respectively, were outstanding under the non-U.S. facilities, with remaining availability of $246.3 million and $282.5 million, respectively, after bank guarantees and letters of credit usage.

We have access to bank lines of credit and have the ability to borrow under the Agreements as long as we continue to meet the financial covenants or until expiration of the Agreements. The primary financial covenants are the earnings before interest, taxes, depreciation, and amortization (EBITDA) interest coverage and the debt to capital ratio, as defined under the Agreements. As of December 31, 2003, our EBITDA interest coverage was 5.0 times, exceeding the minimum requirement of 3.5 times. As of December 31, 2003, our debt to capital ratio, as defined in the agreement, was 42%, below the maximum allowed of 52%. Our ability to issue commercial paper is limited due to our credit ratings.

We also maintain an annually renewable revolving facility under which we sell certain trade receivables - see "Off-Balance Sheet Arrangements" section below.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are comprised of a trade receivable revolving facility and operating leases.

Trade Receivable Revolving Facility

Pursuant to the terms of an annually renewable revolving facility, we sell certain of our trade receivables to a wholly owned consolidated subsidiary, York Receivables Funding LLC (YRFLLC). In turn, YRFLLC sells, on a revolving basis, undivided ownership interest in the trade receivables to bank administered asset-backed commercial paper vehicles. In April 2003, we amended the facility, reducing it from $175 million to $150 million. We continue to service sold trade receivables. No servicing asset or liability has been recognized as our cost to service sold trade receivables approximates the servicing income.

               York International Corporation 2003 Annual Report

In accordance with the facility, YRFLLC has sold $150 million and $155 million of an undivided interest in trade receivables as of December 31, 2003 and 2002, respectively, resulting in a reduction of receivables reflected in our consolidated balance sheets. The discount rate on trade receivables sold was 1.12% and 1.40% as of December 31, 2003 and 2002, respectively.
The program fee on trade receivables sold was 0.50% and 0.338% as of December 31, 2003 and 2002, respectively.

The bank-administered commercial paper vehicles that purchase the YRFLLC trade receivables provide a lower cost of funds than the committed credit lines, and we expect to renew the revolving facility that sells receivables to YRFLLC. The facility is expected to be renewed at level equal to or greater than $150 million.

The trade receivable balances reflect the seasonal nature of the business segments in which we are a competitor. Receivable balances reach a peak in the second quarter then continue to decline until the end of the first quarter. On a seasonal basis the total receivable balance has trended downward for the past two years and as a result we have reduced the agreement accordingly. We believe the trade receivable program is an effective source of financing at current competitive rates. While we do not anticipate making major changes to this agreement, changes would not have a significant impact on our liquidity.

Operating Leases

Operating leases provide us with the flexibility to use property, plant and equipment without assuming ownership and related debt. Operating leases reduce our risk associated with disposal and residual fair value of property, plant and equipment at the end of the lease. Our contractual obligations under operating leases are included in the summary of contractual obligations in the "Liquidity and Capital Resources" section above.

OUTLOOK

Overall, we expect improved net sales and net income in 2004 as compared to 2003. We anticipate continued strength in our service businesses (services, parts, and replacement equipment) sales within Global Applied; slight growth in our UPG light commercial equipment; and increased sales of large commercial equipment in our Asian business. Savings from our 2003 cost reduction actions are expected to be realized in 2004. Overall growth and savings are expected to be partially offset by declines in large commercial equipment in EMEA; a decline in Bristol sales; increased costs for pension, healthcare, insurance, steel, and IT projects; and continued investments in new products and information technology.

Global Applied

Our continued investments in global service infrastructure and newly acquired national multi-site service arrangements have positioned our service business for growth. Our service business sales are expected to grow 10% or more in 2004 as customers continue to seek services and preserve capital. Pricing for large commercial equipment in the United States stabilized during 2003 and is expected to remain consistent in 2004 based upon current backlog levels. Asia growth is mainly the result of the growing Chinese economy and to a lesser extent a mild recovery in other Asia economies. China's economic and commercial construction expansion has driven demand for large commercial equipment and as a result our sales growth rate in China is expected to be twice the growth rate of the Chinese economy in 2004. Growth will be partially offset by volume and pricing pressures in large commercial equipment markets in EMEA. European commercial equipment markets declined in 2003 and are expected to continue to decline in 2004 due to reduced commercial construction activity.

Unitary Products Group

UPG growth is expected from improvements in the U.S. light commercial market and stability in the U.S. residential market. Light commercial construction markets began to improve towards the end of 2003. Rising order levels indicate light commercial equipment sales should increase slightly in 2004. Residential construction was strong in 2003 and we expect our residential sales to be in line with market expectations.

Bristol

Bristol sales are expected to decline due to the loss of a customer and competitive pricing pressures in OEM markets. Consequently, Bristol revenue is expected to be lower in 2004 than in 2003. Bristol's 2004 income from operations is expected to be approximately $13 million below 2003, primarily affecting the first half of the year. Reduced Bristol sales are expected to be partially offset by new product introductions designed to lower our customers' applied costs and reduce noise levels.

Incremental Savings and Costs

We expect to realize $25 million of incremental company-wide savings in 2004 from cost reduction actions initiated in 2003. Savings are largely comprised of efficiencies gained from relocating assembly of certain product lines to lower cost manufacturing facilities in the Americas and elimination of general and administrative costs worldwide.

Savings are expected to be offset by the continued trend of rising employee benefits, insurance and steel costs in 2004. We expect incremental costs for pension, medical and insurance between $7 and $10 million above 2003 levels. Steel suppliers began charging a surcharge in January 2004 due to increased global demand for steel and scrap steel exceeding supply. Increased surcharges could have a significant impact on our results of operations in 2004. In addition, we anticipate $10 million of incremental expense for further investments in business applications and $10 million expense for investments in

               York International Corporation 2003 Annual Report our global IT infrastructure. These investments will leverage our cost structure, achieve operational efficiencies, and enhance supply chain capabilities. These investments are necessary to standardize global processes and enable growth in 2005 and beyond.

Financing Costs and Income Taxes

We expect slightly lower net interest expense due to reduced average debt levels offset by rising average interest rates. Our tax rate is expected to be 23.5% for 2004 based upon current estimated income levels and employed tax strategies.

Cash Flow

We anticipate reducing debt approximately $70 million in 2004 with cash flows from operations. We expect capital expenditures to be slightly higher than depreciation and amortization. In addition, we anticipate paying an annual dividend of $0.80 per share in 2004 as compared $0.60 per share paid in 2003.

Other

As a result of the appreciation of our common stock price over the last 12 months, we expect an increase in our average shares outstanding in 2004 due to the dilutive impact of stock options.

INFLATION

We believe inflation has not had a significant impact on our consolidated results of operations for the periods presented. We were able to substantially offset the effect of inflation through cost reduction programs in 2003. We do not anticipate inflation having a significant impact on our future consolidated results of operations. However, as we enter 2004, there has been a dramatic increase in steel and copper prices that represent inflationary risk. See discussion on commodity price risk in the Market Risk section.

CYCLICALITY

We are exposed to cyclicality, particularly as it relates to new construction. Generally, Global Applied is impacted by changes in commercial construction, while UPG and Bristol are impacted by residential construction. Exposure to cyclicality is partially mitigated by our emphasis on the service, repair, and replacement market. As the installed base of HVAC&R equipment has grown and aged, we derive a significant portion of our revenue from the service, repair, and replacement market. In 2003, 2002, and 2001 on a worldwide basis, service, repair, and replacement end-use application sales accounted for an estimated 48%, 46%, and 44%, respectively, of our net sales, while new construction revenue accounted for the remainder.

SEASONALITY

Sales of UPG equipment historically have been seasonal. Demand for residential air conditioning equipment in the new construction and replacement market varies according to the season, with increased demand generally in the summer months. Demand in the residential replacement market generally peaks in early summer for air conditioners and in the fall for furnaces. We provide incentives for distributors to purchase products in advance of seasonal sales. These incentives, together with advance production schedules, somewhat reduce the impact of seasonal fluctuations on our sales of residential equipment. Similarly, demand for hermetic compressors in the original equipment market generally increases from January through July as manufacturers increase production to meet anticipated seasonal demand. Requirements for service and repair parts for HVAC products and the refrigeration contracting business also increase during summer months. The overall effect of seasonality is partially mitigated by sales of our Global Applied equipment, for which demand is less seasonal.

MARKET RISK

We are exposed to market risk associated with changes in foreign currency exchange rates, certain commodity prices, and interest rates.

We do not typically hedge our market risk exposures beyond three years and do not anticipate any material changes in our primary market risk exposures in 2004. We do not hold or issue derivative instruments for trading purposes.

We mitigate the risk that the counter-party to currency, commodity, and interest rate financial instruments will fail to perform by only entering into financial instruments with major international financial institutions. Financial instruments are more fully discussed in note 11 to our consolidated financial statements.

Currency Rate Risk

We have manufacturing facilities in eight foreign countries and our products are sold in over 125 countries throughout the world. As a result, we are exposed to movements in various currencies against the U.S. dollar and against the currencies in which we manufacture. The major foreign currencies in which foreign currency risks exist are the Euro, Danish Krone, British Pound Sterling, Chinese Renminbi, Hong Kong Dollar, Canadian Dollar, Mexican Peso, and Brazilian Real.

Based on a sensitivity analysis of our estimated 2004 foreign exchange currency exposures, a uniform 10% strengthening of the value of the U.S. dollar against these foreign exchange currency exposures is estimated to result in a $18.6 million

               York International Corporation 2003 Annual Report reduction in 2004 forecasted income from operations when translated from functional currencies. In addition to its direct effect, changes in foreign currency exchange rates will also potentially affect future sales volumes, foreign currency sales prices, and hedging strategies. The sensitivity analysis described above does not reflect these potential changes.

We manage our foreign currency risks by hedging our foreign currency exposure with foreign currency forward contracts and purchased option contracts. Through our foreign currency hedging activities, we seek to minimize the risk that cash flows resulting from the sale of products manufactured in a currency different from the currency used by the selling subsidiary will be affected by changes in foreign currency exchange rates. We do not, however, hedge foreign exposures that are considered immaterial or in highly correlated currencies. Foreign currency derivative instruments (forward contracts) are matched to the underlying foreign currency exposures and are executed to minimize foreign exchange transaction costs.

The functional currency for the majority of our foreign operations is the applicable local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in currency translation adjustments in accumulated other comprehensive losses. We have issued Danish denominated, retail notes as a hedge to protect the value of a portion of our net investment in a Danish subsidiary. The gains and losses on a foreign denominated debt instrument designated as a hedge of a net investment are recorded in accumulated other comprehensive losses; therefore, the gains and losses of the Danish denominated retail notes offset a portion of the change in net assets of our investment in a Danish subsidiary. Based on a sensitivity analysis of our December 31, 2003 foreign functional currency balance sheets, a uniform 10% strengthening of the value of the U.S. dollar would increase other comprehensive losses by $77.3 million.

Commodity Price Risk

We purchase raw material commodities and are at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper for manufacturing requirements, from time to time we enter into commodity forward contracts to effectively fix our cost of the commodity. These contracts require each settlement between us and our counter-party to coincide with cash market purchases of the actual commodity.

Interest Rate Risk

We manage our interest rate risk by entering into both fixed and variable rate debt at the lowest possible costs. Short-term borrowings, typically bank loans, are entered into and renewed in the ordinary course of business and have maturity dates that support seasonal working capital needs. Our non-U.S. subsidiaries maintain bank credit facilities for borrowings in their functional currency. In addition, we enter into interest rate swap contracts in order to achieve a balanced mix of fixed and variable rate indebtedness.

The following table provides information, as of December 31, 2003, concerning our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by contractual maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the interest rate swaps. Weighted average variable rates are generally based on LIBOR as of the reset dates. The cash flows of these instruments are denominated in a variety of currencies. The information is presented in U.S. dollar equivalents.

               York International Corporation 2003 Annual Report

PRINCIPAL PAYMENTS AND INTEREST RATE DETAIL BY CONTRACTUAL MATURITY DATES

                                                                                                                        FAIR VALUE
                                                                                                                         (ASSETS)/
(in thousands)                     2004        2005         2006        2007       2008       THEREAFTER      TOTAL     LIABILITIES
                                   ----        ----         ----        ----       ----       ----------      -----     ------------
Short-term debt

Variable rate (U.S. dollars)    $    1,099  $       --   $      --    $     --  $       --   $         --   $    1,099  $    1,099
    Average interest rate             1.70%         --          --          --          --             --
Variable rate (other
  currencies)                   $   26,685  $       --   $      --    $     --  $       --   $         --   $   26,685  $   26,685
    Average interest rate            13.32%         --          --          --          --             --

Long-term debt

Fixed rate (U.S. dollars)       $    1,650  $      245   $ 209,142    $    280  $  200,298   $    100,195   $  511,810  $  551,920
    Average interest rate             2.50%       6.34%       6.63%       6.36%       6.70%          5.80%
Fixed rate (other currencies)   $    1,321  $    1,230   $  42,601    $    434  $      158   $      1,992   $   47,736  $   47,297
    Average interest rate             6.97%       5.97%       2.08%       6.80%       7.11%          6.92%
Variable rate (U.S. dollars)    $       --  $      150   $  25,151    $    151  $       --   $         --   $   25,452  $   25,452
    Average interest rate (a)           --        4.25%       1.60%       4.25%         --             --

Interest Rate Derivatives

Fixed to variable rate
interest rate swaps
    (U.S. dollars)              $       --  $       --   $ 100,000    $     --  $       --   $         --   $  100,000  $   (8,880)
    Average pay rate (b)                --          --          --          --          --             --
    Average receive rate                --          --        6.63%         --          --             --

(a) Variable rate specified is based upon LIBOR plus the specified margin over LIBOR.

(b) The average pay rate is based upon the 6-month LIBOR rate and is reset biannually. The applicable LIBOR rate was 1.18% as of December 31, 2003.

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

Warranty

We sell equipment with standard and extended warranties. Warranties include extended warranty contracts sold to customers to increase the warranty period beyond the standard period. Our warranty policies require us to estimate warranty costs. Generally, estimated warranty costs are calculated as the ratio of historical warranty costs to historical actual sales from the most recent five fiscal years. When no warranty history is available for new or reengineered products, estimated warranty costs are based upon the warranty history of similar products. We estimate warranty costs for any known defects separately. Warranty costs include the cost of labor and parts to repair equipment under warranty. Differences between our estimates and actual cost of labor or parts, frequency of repairs, or defects could have a significant impact to our consolidated results of operations, financial position, and cash flows.

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

When calculating our projected postretirement and postemployement liabilities, we must make a number of estimates such as discount rate, rate of compensation increase, expected return on plan assets, and rate of increasing health care costs (see note

               York International Corporation 2003 Annual Report

12 of our consolidated financial statements). Our estimates are based upon prevailing interest rates and current market conditions, as well as, health care cost and compensation trends. Differences between our estimates of future investment returns and actual returns could have a significant effect on future expense and funding requirements. Similarly, differences between our calculations of future benefits and actual benefits could also have a significant impact to our consolidated results of operations, financial position, and cash flows.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law. The Act provides for prescription drug benefits to retirees and federal subsidies to sponsors of certain retiree health-care plans. No determination has been made as to whether our plans qualify for federal subsidies. Furthermore, specific authoritative guidance on accounting for the federal subsidies is pending.

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

We also recognize a liability for expected tax contingencies. We assess the liability based on our review of various tax issues and internal and external interpretations of tax law. Differences between our estimates and actual future tax payments could have a significant impact to our consolidated results of operations, financial position, and cash flows.

Our income tax provision is impacted by several factors, including, but not limited to, the geographical distribution of our pre-tax income, the extent to which tax holidays may apply, changes in tax legislation in the various jurisdictions where we operate, and estimates of future results and their impact tax assets on the recoverability of deferred tax assets.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of an asset or asset group should be assessed. We assess the carrying amount of the asset or asset group by comparing the carrying amount to our estimate of future cash inflows, net of outflows. If the estimated net cash inflows are less than the asset carrying amount, the asset is written down to fair value. Fair value is based upon quoted market prices, if available. When quoted market prices are not available, we estimate fair value based upon the selling prices of similar assets or valuation techniques. We must estimate the net future cash inflows to assess an asset or asset group carrying amount and fair value. Our estimates are based upon our internal budgets and forecasts. A change in the utilization of our assets or a decision to exit certain product lines or manufacturing locations could impact our estimates of future cash flows. A decrease in estimated future cash flows could reduce the fair values of long-lived assets, increasing the likelihood of impairment, which could have a significant impact to our consolidated results of operations and financial position.

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

In the second quarter of 2002, we completed the transitional goodwill impairment test. As required, the transitional goodwill impairment test was performed as of January 1, 2002. The transitional goodwill impairment test resulted in an impairment charge in our former YRG reporting unit. The projected financial performance of YRG, which includes the entities acquired in the Sabroe acquisition, was insufficient to support the related goodwill as of January 1, 2002.

We also completed our annual goodwill impairment test in the fourth quarter of 2003. Our 2003 annual goodwill impairment test indicated that the estimated fair values of our reporting units exceeded carrying amounts. As a result, no goodwill impairment was recognized. A decrease in estimated future cash flows or profitability would reduce the fair values of our reporting units and increase the likelihood of goodwill impairment which could have a significant impact to our consolidated results of operations and financial position.

               York International Corporation 2003 Annual Report

Management has discussed the development and selection of critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed this disclosure.

NEW ACCOUNTING STANDARDS

We have reviewed and assessed recently issued accounting standards which we have yet to adopt and do not expect them to have a material impact on our consolidated financial statements.

FORWARD-LOOKING INFORMATION - RISK FACTORS

This document contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance based on assumptions currently believed to be valid.

To the extent we have made "forward-looking statements," certain risk factors could cause actual results to differ materially from those anticipated in such forward-looking statements including, but not limited to:

         -        Changes in competition within specific markets or geographies

         -        Introduction of new competitive products

         - Changes in government regulation, including environmental and tax laws

         -        Legal actions, including pending and unasserted claims

         -        Loss of patented technology

         -        Events that create a negative image for our trademarks

         -        Work stoppages

         -        Price and availability of raw materials and components

         -        Successful implementation of our cost reduction initiatives

         - Changes in individual country economics, including but not limited to: Argentina; Brazil; China; Mexico; Saudi Arabia; United Arab Emirates; and Venezuela

         -        Acts of war or terrorism

         -        Changes in commercial and residential construction markets

         -        Significant changes in customer orders

Unseasonably cool weather in various parts of the world could adversely affect our UPG and Global Applied air conditioning businesses and, similarly, the Bristol compressor business. Bristol is also impacted by the successful development, introduction, and customer acceptance of new products. The Global Applied air conditioning business could also be affected by a further slowdown in the large chiller market and by the acceptance of new product introductions. Global Applied could be negatively impacted by reductions in commercial construction. Our ability to effectively implement price increases to offset higher costs is dependent on market conditions and the competitive environment. The financial position and financial results of our foreign locations could be negatively impacted by the translation effect of currency fluctuations and by political changes including nationalization or expropriation of assets. In addition, our overall performance could be affected by declining worldwide economic conditions or slowdowns resulting from world events.

               York International Corporation 2003 Annual Report

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders, York International Corporation:

We have audited the accompanying consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of York International Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for variable interest entities in 2003 and its method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

KPMG LLP
Harrisburg, Pennsylvania
February 13, 2004

               York International Corporation 2003 Annual Report

                          CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31,
                                                                   2003           2002
(in thousands, except per share data)                           --------------------------
ASSETS

Current assets:

  Cash and cash equivalents                                     $    49,650    $    92,940
  Receivables, net                                                  638,510        627,067
  Inventories                                                       512,714        473,779
  Prepayments and other current assets                              129,921         81,461
                                                                --------------------------
           Total current assets                                   1,330,795      1,275,247
                                                                --------------------------

Deferred income taxes                                               107,566         69,696
Investments in affiliates                                            28,200         29,389
Property, plant, and equipment, net                                 541,118        500,318
Goodwill                                                            529,182        504,963
Intangibles, net                                                     36,744         32,000
Deferred charges and other assets                                    99,530         94,509
                                                                --------------------------

Total assets                                                    $ 2,673,135    $ 2,506,122
                                                                --------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

  Notes payable and current portion of long-term debt           $    30,755    $    32,709
  Accounts payable and accrued expenses                             899,093        768,748
  Income taxes                                                       38,453         37,202
                                                                --------------------------
           Total current liabilities                                968,301        838,659
                                                                --------------------------

Long-term warranties                                                 46,888         44,748
Long-term debt                                                      582,027        618,224
Postretirement and postemployment benefits                          249,912        244,522
Other long-term liabilities                                          49,607         77,155
                                                                --------------------------
           Total liabilities                                      1,896,735      1,823,308
                                                                --------------------------

Stockholders' equity:

  Common stock $.005 par value; 200,000 shares authorized;
    issued 46,248 shares in 2003 and 45,820 shares in 2002              231            229
  Additional paid-in capital                                        732,339        727,031
  Retained earnings                                                 299,195        327,176
  Accumulated other comprehensive losses                            (51,597)      (142,344)
  Treasury stock, at cost; 5,420 shares in 2003 and
    6,169 shares in 2002                                           (200,856)      (228,591)
  Unearned compensation                                              (2,912)          (687)
                                                                --------------------------
           Total stockholders' equity                           $   776,400    $   682,814
                                                                --------------------------

The accompanying notes are an integral part of these statements.

               York International Corporation 2003 Annual Report

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             YEARS ENDED DECEMBER 31,

(in thousands, except per share data)                                                    2003            2002          2001
                                                                                      -----------------------------------------
Net sales:

 Products                                                                             $ 3,632,980    $ 3,459,038    $ 3,565,682
 Services                                                                                 443,074        384,335        354,414
                                                                                      -----------------------------------------
 Net sales                                                                              4,076,054      3,843,373      3,920,096
                                                                                      -----------------------------------------
Cost of goods sold:
 Products                                                                              (2,919,633)    (2,788,856)    (2,884,326)
 Services                                                                                (373,171)      (326,765)      (295,565)
                                                                                      -----------------------------------------
 Cost of goods sold                                                                    (3,292,804)    (3,115,621)    (3,179,891)
                                                                                      -----------------------------------------
  Gross profit                                                                            783,250        727,752        740,205
Selling, general, and administrative expenses                                            (636,179)      (566,348)      (568,030)
Restructuring and other charges, net                                                      (91,395)           111        (70,504)
Gain (loss) on divestiture                                                                    345        (10,319)            --
                                                                                      -----------------------------------------
  Income from operations                                                                   56,021        151,196        101,671
Interest expense, net                                                                     (47,535)       (48,485)       (67,150)
Equity in earnings of affiliates                                                            5,582          4,180          2,444
                                                                                      -----------------------------------------
  Income before income taxes and cumulative
     effect of changes in accounting principles                                            14,068        106,891         36,965
(Provision) benefit for income taxes                                                       (2,653)       (25,715)         9,024
                                                                                      -----------------------------------------
  Income before cumulative effect of
  changes in accounting principles                                                         11,415         81,176         45,989
Cumulative effect of changes in accounting principles, net of tax of
 $10,686 in 2003 and $0 in 2002                                                           (15,413)      (179,436)            --
                                                                                      -----------------------------------------
Net (loss) income                                                                     $    (3,998)   $   (98,260)   $    45,989
                                                                                      -----------------------------------------
Basic earnings (loss) per share:
 Income before cumulative effect of changes
  in accounting principles                                                            $      0.29    $      2.06    $      1.19
 Cumulative effect of changes in accounting principles                                      (0.39)         (4.56)            --
                                                                                      -----------------------------------------
 Net (loss) income                                                                          (0.10)         (2.50)          1.19
                                                                                      -----------------------------------------
Diluted earnings (loss) per share:
 Income before cumulative effect of changes
  in accounting principles                                                                   0.28           2.04           1.17
 Cumulative effect of changes in accounting principles                                      (0.38)         (4.51)          --
                                                                                      -----------------------------------------
 Net (loss) income                                                                    $     (0.10)   $     (2.47)   $      1.17
                                                                                      -----------------------------------------
Weighted average common shares and common
 equivalents outstanding:
  Basic                                                                                    39,684         39,351         38,626
  Diluted                                                                                  40,206         39,770         39,147
                                                                                      -----------------------------------------

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                                                YEARS ENDED DECEMBER 31,
(in thousands)                                                                          2003              2002           2001
Net (loss) income                                                                    $ (3,998)         $ (98,260)     $  45,989
                                                                                     ------------------------------------------
Other comprehensive income (loss):
   Foreign currency translation adjustments                                            85,861             71,964        (50,795)
   Cash flow hedges:

      Transition adjustment, net of tax of $(525) in 2001                                  --                 --           (976)
      Reclassification adjustment, net of tax of $(305), $2,027, and
         $1,950 in 2003, 2002, and 2001, respectively                                    (567)             3,764          3,622
      Net derivative income (loss), net of tax of $5,589, $93, and $(3,937)
         in 2003, 2002, and 2001, respectively                                         10,379                172         (7,311)
   Minimum pension liability adjustments, net of tax of
      $(3,002), $(11,380), and $(1,200) in 2003, 2002, and 2001,
      respectively                                                                     (5,035)           (21,496)        (2,866)
   Available for sale securities, net of tax of $65 and $85 in
      2003 and 2002, respectively                                                         109                122             --
                                                                                     ------------------------------------------

            Total other comprehensive income (loss)                                    90,747             54,526        (58,326)
                                                                                     ------------------------------------------

Comprehensive income (loss)                                                          $ 86,749          $ (43,734)     $ (12,337)
                                                                                     ------------------------------------------

The accompanying notes are an integral part of these statements.

               York International Corporation 2003 Annual Report

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEARS ENDED DECEMBER 31,

(in thousands)                                                                    2003        2002         2001
                                                                               --------------------------------------
Cash flows from operating activities:
  Net (loss) income                                                            $  (3,998)   $ (98,260)   $  45,989
  Adjustments to reconcile net (loss) income to net
    cash provided by operating activities:
       Cumulative effect of changes in accounting principles                      15,413      179,436           --
       Depreciation and amortization of property, plant, and
       equipment                                                                  69,990       62,167       59,655
       Amortization of deferred charges, intangibles, and goodwill                 3,966        2,768       27,024
       Provision for doubtful receivables                                         11,862       18,587        7,847
       Effect of non-cash charges                                                 55,317        1,631       28,694
       (Gain) loss on divestiture                                                   (345)      10,319           --
       Deferred income taxes                                                     (38,545)     (12,033)         126
       Loss on sale of fixed assets                                                1,772        1,968        1,301
       Other                                                                        (435)      (1,346)       5,462
       Change in assets and liabilities net of effects from
         acquisitions and divestitures:
            Receivables, net                                                      29,447      (17,620)      57,820
            Inventories                                                          (15,074)      39,299      112,394
            Prepayments and other current assets                                 (35,881)      (2,629)      26,858
            Accounts payable and accrued
            expenses                                                              83,704       35,890     (102,629)
            Income taxes                                                           1,271       32,297      (10,468)
            Other long-term assets and
            liabilities                                                          (17,130)       9,176       (7,381)
                                                                               -----------------------------------
         Net cash provided by operating activities                               161,334      261,650      252,692
                                                                               -----------------------------------
Cash flows from investing activities:

  Capital expenditures                                                           (84,704)     (69,562)     (98,126)
  Proceeds from divestiture, net                                                      --       12,071           --
  Purchases of and investments in other companies, net of cash acquired           (5,976)      (2,248)      (3,178)
  Proceeds from sale of fixed assets                                               4,104        5,696        2,491
                                                                               -----------------------------------
         Net cash used by investing activities                                   (86,576)     (54,043)     (98,813)
                                                                               -----------------------------------
Cash flows from financing activities:

  Reduction in sale of receivables                                                (5,000)     (20,000)          --
  Net payments on short-term debt                                                 (1,577)      (3,602)     (14,297)
  Proceeds from Danish retail notes                                               41,844           --           --
  Net payments of commercial paper borrowings                                         --     (197,702)    (255,198)
  Net (payments) proceeds from senior notes                                     (100,000)      99,149      197,623
  Net proceeds (payments) on other long-term debt                                 23,432      (17,350)     (67,270)
  Payment of sale-leaseback obligation                                           (82,397)          --           --
  Common stock issued                                                             27,892       10,046       21,100
  Dividends paid                                                                 (23,983)     (23,653)     (23,222)
  Treasury stock purchases                                                            (7)         (39)         (52)
                                                                               -----------------------------------
         Net cash used by financing activities                                  (119,796)    (153,151)    (141,316)
                                                                               -----------------------------------
Effect of exchange rate changes on cash                                            1,748         (950)         446
                                                                               -----------------------------------
         Net (decrease) increase in cash and cash equivalents                    (43,290)      53,506       13,009
Cash and cash equivalents at beginning of year                                    92,940       39,434       26,425
                                                                               -----------------------------------
Cash and cash equivalents at end of year                                       $  49,650    $  92,940    $  39,434
                                                                               -----------------------------------
Supplemental disclosure of cash paid (received) for:
  Interest                                                                     $  49,216    $  48,771    $  63,212
  Income taxes                                                                    35,707       (5,513)      (3,469)
Non-cash investing activities, acquisitions of business:

  Fair value of tangible and intangible assets acquired                        $   3,659    $   4,830    $   6,820
  Liabilities (paid) assumed                                                      (2,317)       2,582        3,642
                                                                               -----------------------------------

The accompanying notes are an integral part of these statements.

               York International Corporation 2003 Annual Report

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                            ACCUMULATED
                                                                                              OTHER
                                                           ADDITIONAL                         COMPRE-
(in thousands, except                         COMMON        PAID-IN         RETAINED          HENSIVE       TREASURY
   per share data)                             STOCK        CAPITAL         EARNINGS          LOSSES         STOCK
                                             --------------------------------------------------------------------------
Balance, December 31, 2000                   $    227      $  720,685     $  426,322        $ (138,544)   $  (259,601)
   Net income                                      --              --         45,989                --             --
   Cash dividends ($.60 per share)                 --              --        (23,222)               --             --
   Purchase of treasury stock,
     at cost                                       --              --             --                --            (52)
   Issuance of common stock:
     Employee stock purchase plan                   1           6,139             --                --             (1)
     Stock options exercised
       and other                                   --          (7,755)            --                --         22,716
     Tax effect of options
      exercised                                    --           4,911             --                --             --
   Other comprehensive losses                      --              --             --           (58,326)            --
   Amortization of unearned
     compensation                                  --              --             --                --             --
                                             --------------------------------------------------------------------------
Balance, December 31, 2001                   $    228      $  723,980     $  449,089        $ (196,870)   $   (236,938)
   Net loss                                        --              --       (98,260)                --             --
   Cash dividends ($.60 per
    share)                                         --              --       (23,653)                --             --
   Purchase of treasury stock,
     at cost                                       --              --             --                --            (39)
   Issuance of common stock:
     Employee stock purchase plan                   1           3,803             --                --             --
     Executive stock agreements, net               --             710             --                --             --
     Stock options exercised
       and other                                   --         (2,144)             --                --          8,386
     Tax effect of options
      exercised                                    --             682             --                --             --
   Other comprehensive income                      --              --             --            54,526             --
   Amortization of unearned
     compensation                                  --              --             --                --             --
                                             --------------------------------------------------------------------------

Balance, December 31, 2002                   $    229      $  727,031     $  327,176        $ (142,344)   $  (228,591)
   Net loss                                        --              --        (3,998)                --             --
   Cash dividends ($.60 per
    share)                                         --              --       (23,983)                --             --
   Purchase of treasury stock,
     at cost                                       --              --             --                --             (7)
   Issuance of common stock:
     Employee stock purchase plan                   2           5,727             --                --             (2)
     Executive stock agreements, net               --           3,191             --                --             --
     Stock options exercised
       and other                                   --         (5,579)             --                --         27,744
     Tax effect of options
       exercised                                   --           1,969             --                --             --
   Other comprehensive income                      --              --             --            90,747             --
   Amortization of unearned
     compensation                                  --              --             --                --             --
                                             --------------------------------------------------------------------------
Balance, December 31, 2003                   $    231      $  732,339     $  299,195        $  (51,597)  $   (200,856)
                                             --------------------------------------------------------------------------

                                                  UNEARNED
(in thousands, except                             COMPEN-                COMMON SHARES
   per share data)                                 SATION         TOTAL     ISSUED     TREASURY
                                                 -------------------------------------------------
Balance, December 31, 2000                       $    (113)   $  748,976    45,377      7,005
   Net income                                           --        45,989        --         --
   Cash dividends ($.60 per share)                      --       (23,222)       --         --
   Purchase of treasury stock,
     at cost                                            --           (52)       --          2
   Issuance of common stock:
     Employee stock purchase plan                       --         6,139       236         --
     Stock options exercised
       and other                                        --        14,961         3       (613)
     Tax effect of options
      exercised                                         --         4,911        --         --
   Other comprehensive losses                           --       (58,326)       --         --
   Amortization of unearned
     compensation                                       58            58        --         --
                                                 --------------------------------------------
Balance, December 31, 2001                       $     (55)   $  739,434    45,616      6,394
   Net loss                                             --       (98,260)       --         --
   Cash dividends ($.60 per
     share)                                             --       (23,653)       --         --
   Purchase of treasury stock,
     at cost                                            --           (39)       --          1
   Issuance of common stock:
     Employee stock purchase plan                       --         3,804       174         --
     Executive stock agreements, net                  (710)           --        30         --
     Stock options exercised
       and other                                        --         6,242        --       (226)
     Tax effect of options
       exercised                                        --           682        --         --
   Other comprehensive income                           --        54,526        --         --
   Amortization of unearned
     compensation                                       78            78        --         --
                                                 --------------------------------------------

Balance, December 31, 2002                       $    (687)   $  682,814    45,820      6,169
   Net loss                                             --        (3,998)       --         --
   Cash dividends ($.60 per
     share)                                             --       (23,983)       --         --
   Purchase of treasury stock,
     at cost                                            --            (7)       --         --
   Issuance of common stock:
     Employee stock purchase plan                       --         5,727       264         --
     Executive stock agreements, net                (3,191)           --       136         --
     Stock options exercised
       and other                                        --        22,165        28      (749)
     Tax effect of options
      exercised                                         --         1,969        --         --
   Other comprehensive income                           --        90,747        --         --
   Amortization of unearned
     compensation                                      966           966        --         --
                                                 --------------------------------------------
Balance, December 31, 2003                       $  (2,912)   $  776,400    46,248      5,420
                                                 --------------------------------------------

The accompanying notes are an integral part of these statements.

               York International Corporation 2003 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

York International Corporation (the Company, which may be referred to as we, us, or our) is a full-line, global provider of heating, ventilating, air conditioning, and refrigeration (HVAC&R) products and services. We market our products and services throughout the world, and our customers range from residential contractors to design builders, commercial contractors, building owners, and original equipment manufacturers. Effective January 1, 2003, we consolidated our former York Refrigeration Group and Engineered Systems Group segments and reorganized management of the combined business. Our new organization consists of: Global Applied, Unitary Products Group, and Bristol Compressors. The Global Applied business is comprised of three geographic regions: the Americas; Europe, Middle East, and Africa (EMEA); and Asia. Global Applied's three geographic regions, Unitary Products Group, and Bristol Compressors represent our reportable segments.

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

On July 1, 2003 we adopted Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." Upon adoption we consolidated the variable interest entity used to transact our December 1999 sale-leaseback. As a result, we recorded approximately $82.4 million of incremental debt, $23.9 million of incremental net machinery and equipment, $10.7 million of incremental deferred tax assets, a $15.4 million reduction to stockholders' equity, and a $32.4 million reduction to other long-term liabilities. The reduction in stockholders' equity represents a reduction in retained earnings recorded as a cumulative-effect adjustment as of July 1, 2003 in our consolidated statement of operations. The retained earnings reduction represents the cumulative differences between our prior accounting of the transaction as a lease of equipment and the consolidation, which resulted in the reflection of the assets as owned depreciable equipment with a related debt obligation. The obligation relating to the sale-leaseback was repaid in full during the third quarter of 2003.

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

         Buildings                                                   15-30 years
         Machinery and equipment                                      3-12 years

GOODWILL

We record the excess purchase price of net tangible and intangible assets acquired over their estimated fair value as goodwill. On January 1, 2002 we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under the statement, we no longer amortize goodwill, but instead test reporting unit goodwill for impairment at least annually in the fourth quarter of each year. We test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its

                York International Corporation 2003 Annual Report carrying amount. Global Applied's three geographic regions, Unitary Products Group, and Bristol Compressors segments were identified as our reporting units, as defined under the statement. We identify potential goodwill impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. We determine fair value using a discounted cash flow and market-multiple approach. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount of goodwill impairment loss, if any, must be measured. We measure the amount of goodwill impairment loss by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized as an operating expense.

Prior to January 1, 2002 we amortized goodwill on a straight-line basis over periods of up to 40 years. We tested goodwill for impairment by comparing the carrying amount to undiscounted future operating cash flows of the acquired operations or the long-lived assets to which the goodwill is attributed. The following table presents net income and basic and diluted earnings per share excluding goodwill amortization for the year ended December 31, 2001.

(In thousands, except per share data)       2001
                                        ----------
Reported net income                     $   45,989
Add back: Goodwill amortization             24,447
                                        ----------
Adjusted net income                     $   70,436
                                        ----------

Basic earnings per share:
   Reported net income                  $     1.19
   Add back: Goodwill amortization            0.63
                                        ----------
   Adjusted net income                  $     1.82
                                        ----------

Diluted earnings per share:
   Reported net income                  $     1.17
   Add back: Goodwill amortization            0.63
                                        ----------
   Adjusted net income                  $     1.80
                                        ----------

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by comparing the carrying amount to future net cash flows expected to be generated. If the carrying amount exceeds estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds fair value. Assets or asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

Recognized amounts in cost of goods sold due to the discontinuance of ineffective commodity cash flow hedges were a gain of $0.4 million and a loss of $0.1 million for the years ended December 31, 2003 and 2002, respectively. No gain or loss was recognized in the year ended December 31, 2001. Certain derivative instruments are not designated as hedging instruments as they hedge immaterial exposures.

                York International Corporation 2003 Annual Report

Currency Rate Hedging

We manufacture and sell our products in a number of countries throughout the world, and therefore, are exposed to movements in various currencies against the U.S. dollar and against the currencies in which we manufacture. Through our currency hedging activities, we seek to minimize the risk that cash flows resulting from the sale of products, manufactured in a currency different from the currency used by the selling subsidiary, will be affected by changes in foreign currency exchange rates. Foreign currency derivative instruments (forward contracts) are matched to the underlying foreign currency exposures and are executed to minimize foreign exchange transaction costs.

Changes in fair value of foreign currency derivative instruments, qualifying as cash flow hedges, are reported in accumulated other comprehensive losses. The gains or losses on these hedges are reclassified to earnings as the underlying hedged items affect earnings. As of December 31, 2003, we forecasted that $0.6 million of net gains in accumulated other comprehensive losses will be reclassified into earnings within the next twelve months.

Hedges of Net Investment

We issue Danish denominated, retail notes as a hedge to protect the value of a portion of our net investment in a Danish subsidiary. Hedges of net investment are accounted for under SFAS No. 52, "Foreign Currency Translation." Under SFAS No. 52, the gains or losses on a foreign-denominated, nonderivative financial instrument designated as a hedge of net investment are recorded in foreign currency translation adjustments within accumulated other comprehensive losses. The gains and losses are accounted for in a similar manner as the foreign denominated net assets, offsetting a portion of the change in net assets due to foreign currency fluctuations. As of December 31, 2003, we have designated $41.8 million in Danish retail notes as a hedge of net investments.

Commodity Price Hedging

We purchase raw material commodities and are at risk for fluctuations in the market price of those commodities. In connection with the purchase of major commodities, principally copper for manufacturing requirements, we enter into commodity swap contracts to effectively fix our cost of the commodity. These contracts require each settlement between us and our counterparty to coincide with cash market purchases of the actual commodity.

Changes in the fair value of commodity derivative instruments qualifying as cash flow hedges are reported in accumulated other comprehensive losses. The gains or losses are reclassified to earnings as the underlying hedged items affect earnings. As of December 31, 2003, we forecasted that $8.3 million of net gains in accumulated other comprehensive losses will be reclassified into earnings within the next twelve months.

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

We have designated our outstanding interest rate swap contracts as fair value hedges of an underlying fixed rate debt obligation. The fair value of these contracts is recorded in other long-term assets or liabilities with a corresponding increase or decrease in the fixed rate debt obligation. The change in fair values of both the fair value hedge instruments and the underlying debt obligations are recorded as equal and offsetting unrealized gains and losses in the interest expense component of our consolidated statements of operations. All existing fair value hedges are determined to be 100% effective under SFAS No. 133, as amended. As a result, there is no impact on current earnings resulting from hedge ineffectiveness.

REVENUE RECOGNITION

In the normal course of business, we sell HVAC&R products and services. Our products and services include individual sales of products, long-term contracts, extended warranty and maintenance arrangements, and other services, such as repair work and installation. We also sell our products and services in bundled arrangements.

Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed and determinable, and collectibility is reasonably assured. Properly executed and authorized contracts, purchase orders or point of sale receipts provide evidence that an arrangement exists and the sale price is fixed and determinable. Delivery occurs when title and the risks and rewards of ownership transfer to the customer pursuant to shipping terms. Collectibility is determined based upon a customer's credit worthiness. Revenue under long-term contracts is recognized on a percentage of completion basis. Percent complete is determined as the ratio of costs incurred to date to the total estimated costs under the contract. Revenue under extended warranty and maintenance agreements is recognized over the terms of the agreements on a straight-line basis, unless the costs to perform under the agreements are incurred on other than a straight-line basis. Under those circumstances, revenue under extended warranty and maintenance agreements is recognized in proportion to the costs expected to be incurred. Service revenues are recognized upon performance of the service.

                York International Corporation 2003 Annual Report

Our bundled arrangements represent agreements under which we sell multiple products, multiple services, or multiple products and services. These arrangements include general rights of return for our failure to perform as specified under the terms of the agreements. On July 1, 2003, we adopted Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." This requires that we divide bundled arrangements into separate deliverables. Revenue is allocated to each deliverable based upon the relative fair value of all elements or the fair value of undelivered elements. Revenue is recognized for each deliverable as described above. We adopted EITF Issue No. 00-21 prospectively; therefore, it was only applied to bundled arrangements entered into after June 30, 2003. Prior to July 1, 2003, we recognized revenue under bundled arrangements in a similar manner. The adoption did not have a material impact on our consolidated financial statements.

We record amounts billed to customers for shipping and handling in net sales and the related shipping and handling costs in cost of goods sold.

PRODUCT RELATED EXPENSES

We charge advertising, research and development, and other product-related costs to expense as incurred. Advertising expense was $27.5 million, $23.6 million, and $24.2 million in 2003, 2002, and 2001, respectively. Research and development (R&D) costs were $42.3 million, $42.2 million, and $46.2 million in 2003, 2002, and 2001, respectively. We record warranty liabilities at the time of product sale. Warranties include extended warranty contracts sold to customers to increase the warranty period beyond the standard period. Estimated warranty costs are based upon the historical trend of warranty claims and specifically identifiable claims and include estimated costs for labor and parts. Warranty expense was $80.2 million, $64.9 million, and $74.3 million in 2003, 2002, and 2001, respectively. Changes in our warranty liability for the years ended December 31, 2003 and 2002 were as follows:

                                                                   PAYMENTS       ACCRUALS FOR
                                                 BEGINNING        MADE UNDER       WARRANTIES          ENDING
(in thousands)                                    BALANCE         WARRANTIES         ISSUED           BALANCE
-------------------------------------------------------------------------------------------------------------------
2003                                          $     87,940     $      66,464      $    80,199     $     101,675
2002                                                87,883            64,830           64,887            87,940
-------------------------------------------------------------------------------------------------------------------

RESTRUCTURING

On January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under the statement, we recognize liabilities at fair value for costs associated with exit or disposal activities only when the liability is incurred. Prior to January 1, 2003, we recognized costs when we committed to an exit or disposal plan in accordance with EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

Information related to our restructuring activities is presented in note 16.

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

FOREIGN CURRENCY TRANSLATION

The functional currency for the majority of our foreign operations is the applicable local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in foreign currency translation adjustments in accumulated other comprehensive losses. Gains or losses resulting from foreign currency transactions are included in our results of operations.

ACCOUNTING FOR STOCK-BASED COMPENSATION

We apply the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock-based compensation plans.

                York International Corporation 2003 Annual Report

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

(in thousands, except per share data)                                    2003              2002            2001
------------------------------------------------------------------------------------------------------------------
Net (loss) income - as reported                                      $    (3,998)     $    (98,260)     $   45,989
Add: Stock-based employee compensation expense included in
   reported net (loss) income, net of related tax effects                    609                49              37
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax
   effects                                                                (4,905)           (8,230)         (8,773)
------------------------------------------------------------------------------------------------------------------
Pro forma net (loss) income                                               (8,294)         (106,441)         37,253
------------------------------------------------------------------------------------------------------------------

(Loss) earnings per share:
   Basic - as reported                                                     (0.10)            (2.50)           1.19
   Basic - pro forma                                                       (0.21)            (2.70)           0.96

   Diluted - as reported                                                   (0.10)            (2.47)           1.17
   Diluted - pro forma                                                     (0.21)            (2.68)           0.95
------------------------------------------------------------------------------------------------------------------

Since the determination of fair value of all stock options granted includes variable factors, including volatility, and additional stock option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects on reported net income and earnings per share for future years.

The per share weighted average fair value of stock options granted during 2003, 2002, and 2001 is calculated as $7.74, $15.13, and $11.04, respectively, on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions based on the date of grant are as follows:

                                                                             2003             2002             2001
----------------------------------------------------------------------------------------------------------------------
Dividend yield                                                                  2.8%             1.7%             2.1%
Volatility                                                                     41.6%            42.1%            40.0%
Risk-free interest rate                                                         3.9%             5.3%             4.8%
Expected life                                                              7.0 years        6.6 years        6.7 years
----------------------------------------------------------------------------------------------------------------------

Information related to stock-based compensation awards is presented in note 18 along with the additional disclosures required under SFAS No. 123.

GUARANTEES

On December 31, 2002, we adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The interpretation elaborates on the disclosures to be made in our interim and annual financial statements about obligations under certain guarantees. Effective January 1, 2003, we recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation did not have a material impact on our consolidated financial statements.

Information related to our guarantees is presented in note 13 along with the additional disclosures required.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform to the 2003 presentation.

                York International Corporation 2003 Annual Report

NOTE 2--RECEIVABLES, NET

Receivables, net consists of:

(in thousands)                                                                          2003                2002
------------------------------------------------------------------------------------------------------------------
Customers, trade                                                                   $    550,506       $    576,016
Affiliate receivables, trade                                                              5,139              5,683
Other receivables                                                                       112,245             73,314
------------------------------------------------------------------------------------------------------------------

                                                                                        667,890            655,013
Less allowance for doubtful receivables                                                 (29,380)           (27,946)
------------------------------------------------------------------------------------------------------------------

Receivables, net                                                                   $    638,510       $    627,067
------------------------------------------------------------------------------------------------------------------

Pursuant to the terms of an annually renewable revolving facility, we sell certain of our trade receivables to a wholly owned, consolidated subsidiary, York Receivables Funding LLC (YRFLLC). In turn, YRFLLC sells, on a revolving basis, undivided ownership interest in the purchased trade receivables to bank-administered asset-backed commercial paper vehicles. In April 2003, we amended the facility, reducing it from $175 million to $150 million. We continue to service sold trade receivables. No servicing asset or liability has been recognized as our cost to service sold trade receivables approximates the servicing income.

In accordance with the facility, YRFLLC has sold $150 million and $155 million of an undivided interest in trade receivables as of December 31, 2003 and 2002, respectively, resulting in a reduction of receivables reflected in our consolidated balance sheets. The discount rate on trade receivables sold was 1.12% and 1.40% as of December 31, 2003 and 2002, respectively. The program fee on trade receivables sold was 0.50% and 0.338% as of December 31, 2003 and 2002, respectively.

NOTE 3--INVENTORIES

Inventories consist of:

(in thousands)                                                                         2003                2002
------------------------------------------------------------------------------------------------------------------
Raw material                                                                     $      138,108       $    126,227
Work in progress                                                                        147,094            116,784
Finished goods                                                                          227,512            230,768
------------------------------------------------------------------------------------------------------------------

Inventories                                                                      $      512,714       $    473,779
------------------------------------------------------------------------------------------------------------------

Inventories valued under the LIFO method comprised approximately 21% and 23% of the December 31, 2003 and 2002 totals, respectively. If valued under the FIFO method, inventories would have been greater by $11.1 million and $11.3 million as of December 31, 2003 and 2002, respectively.

NOTE 4--PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of:

(in thousands)                                                                         2003                2002
------------------------------------------------------------------------------------------------------------------
Deferred income taxes, current                                                   $        53,635      $     41,639
Prepaid insurance                                                                         22,990             3,429
Fair value of derivative instruments                                                      19,431             5,648
Prepaid materials and supplies                                                            11,769            10,343
Other                                                                                     22,096            20,402
------------------------------------------------------------------------------------------------------------------

Prepayments and other current assets                                             $       129,921      $     81,461
------------------------------------------------------------------------------------------------------------------

NOTE 5--INVESTMENTS IN AFFILIATES

We own interests in affiliate operations located in Malaysia, Saudi Arabia, Spain, Denmark, Japan, Korea, Morocco, South Africa, and the U.S. These investments are accounted for using the equity method and total $28.2 million and $29.4 million as of December 31, 2003 and 2002, respectively. Dividends received from affiliates were $2.2 million, $2.1 million, and $2.9 million in 2003, 2002, and 2001, respectively. Our sales to affiliates are less than 1% of our net sales, and our purchases from affiliates are less than 1% of our total purchases.

                York International Corporation 2003 Annual Report

NOTE 6--PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consists of:

(in thousands)                                                                          2003                2002
------------------------------------------------------------------------------------------------------------------
Land                                                                             $       36,576       $     32,747
Buildings                                                                               204,462            197,862
Machinery and equipment                                                                 777,304            621,802
Construction in progress                                                                 42,523             39,062
Capital leases                                                                            3,253              3,001
------------------------------------------------------------------------------------------------------------------

                                                                                      1,064,118            894,474
Less accumulated depreciation and amortization                                         (523,000)          (394,156)
------------------------------------------------------------------------------------------------------------------

Property, plant, and equipment, net                                              $      541,118       $    500,318
------------------------------------------------------------------------------------------------------------------

Amortization of plant and equipment under capital leases has been included in depreciation and amortization expense. Accumulated amortization was $2.2 million and $2.0 million as of December 31, 2003 and 2002, respectively.

NOTE 7--GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 by segment, are as follows:

                                                    NET           FOREIGN
                                                  GOODWILL        CURRENCY
(in thousands)                    2002            ACQUIRED       FLUCTUATION            2003
-----------------------------------------------------------------------------------------------
Global Applied:

   Americas                     $ 92,464        $     --            $    485          $ 92,949
   EMEA                          107,873             1,950            20,343           130,166
   Asia                          107,873             1,027               414           109,314
                                --------          --------          --------          --------
                                 308,210             2,977            21,242           332,429

Unitary Products Group           140,440              --                --             140,440
Bristol Compressors               56,313              --                --              56,313
                                --------          --------          --------          --------
                                $504,963          $  2,977          $ 21,242          $529,182
                                --------          --------          --------          --------

                                                           NET         TRANSITIONAL     FOREIGN
                                                         GOODWILL       IMPAIRMENT      CURRENCY
(in thousands)                             2001          ACQUIRED       ADJUSTMENT    FLUCTUATION          2002
----------------------------------------------------------------------------------------------------------------------
Global Applied:
   Americas                          $     113,260     $      --      $  (19,738)   $     (1,058)     $   92,464
   EMEA                                    219,006         2,913        (147,137)         33,091         107,873
   Asia                                    122,654            --         (12,561)         (2,220)        107,873
                                       -----------       -------       ---------       ---------      ----------
                                           454,920         2,913        (179,436)         29,813         308,210
Unitary Products Group                     140,440            --              --              --         140,440
Bristol Compressors                         56,313            --              --              --          56,313
----------------------------------------------------------------------------------------------------------------
                                     $     651,673     $   2,913        (179,436)   $     29,813      $  504,963
----------------------------------------------------------------------------------------------------------------

Upon adoption of SFAS No. 142, we were required to perform a transitional goodwill impairment test as of January 1, 2002. We completed the transitional goodwill impairment test that indicated an impairment existed in one of our reporting units. The projected financial performance of our former York Refrigeration Group, which included the entities acquired in the Sabroe acquisition, was insufficient to support the related goodwill. As a result, we recognized a non-cash transitional goodwill impairment charge of $179.4 million. As required, the transitional goodwill impairment charge was recorded as a cumulative effect of a change in accounting principle in our consolidated statement of operations as of January 1, 2002.

As discussed in Note 1, we perform an annual goodwill impairment test in the fourth quarter of each year. No impairment of goodwill was required as a result of this annual test in 2003 or 2002.

                York International Corporation 2003 Annual Report

NOTE 8--INTANGIBLES, NET

The following table summarizes the major intangible asset classes subject to amortization included in our consolidated balance sheets as of December 31, 2003 and 2002:

                                                                        GROSS
                                                                       CARRYING        ACCUMULATED      NET CARRYING
(in thousands)                                                          AMOUNT         AMORTIZATION        AMOUNT
----------------------------------------------------------------------------------------------------------------------
2003:
Trade names and trademarks                                          $    42,028      $      6,723      $    35,305
Other                                                                     2,536             1,097            1,439
----------------------------------------------------------------------------------------------------------------------
                                                                    $    44,564      $      7,820      $    36,744
----------------------------------------------------------------------------------------------------------------------

2002:
Trade names and trademarks                                          $    35,693      $      4,375      $    31,318
Other                                                                     1,448               766              682
----------------------------------------------------------------------------------------------------------------------
                                                                         37,141      $      5,141      $    32,000
----------------------------------------------------------------------------------------------------------------------

Amortization expense for trade names and trademarks and other intangible assets was $1.7 million, $1.2 million, and $1.2 million for the years ended December 31, 2003, 2002, and 2001, respectively. Estimated amortization expense for trade names and trademarks and other intangible assets for the fiscal years indicated is as follows:

(in thousands)
-----------------------------------------------------------------------------------------------------------------------
2004                                                                                                $         1,665
2005                                                                                                          1,629
2006                                                                                                          1,571
2007                                                                                                          1,462
2008                                                                                                          1,464
Thereafter                                                                                                   28,953
-----------------------------------------------------------------------------------------------------------------------
Total                                                                                               $        36,744
-----------------------------------------------------------------------------------------------------------------------

NOTE 9--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of:

(in thousands)                                                                          2003                2002
-----------------------------------------------------------------------------------------------------------------------
Accounts payable, trade and other                                                $      527,195       $     446,288
Employee compensation, benefits, and related accruals                                   164,720             140,236
Warranties                                                                               54,787              43,192
Accrued insurance                                                                        22,210              21,153
Accruals for restructuring and other charges                                             23,913               3,946
Other accrued expenses                                                                  106,268             113,933
-----------------------------------------------------------------------------------------------------------------------

Accounts payable and accrued expenses                                            $      899,093       $     768,748
-----------------------------------------------------------------------------------------------------------------------

NOTE 10--NOTES PAYABLE AND LONG-TERM DEBT

As of December 31, 2003 and 2002, our indebtedness consisted of senior notes and various other bank and term loans. In March 2003, we amended our Five Year Credit Agreement and renewed our 364-Day Credit Agreement at a $200 million level. We have a $400 million Five Year Credit Agreement, which expires on May 29, 2006, and a $200 million 364-Day Credit Agreement, which expires on March 13, 2004 (collectively, the Agreements). As of December 31, 2002, we had the $400 million Five Year Credit Agreement and a $300 million 364-Day Credit Agreement. As of December 31, 2003 and 2002, no amounts were outstanding under our credit agreements. We renewed our 364-day Agreement in March 2004.

The $400 million Five Year Credit Agreement provides for borrowings at the London InterBank Offering Rate (LIBOR) plus 1.175%, and the $200 million 364-Day Credit Agreement provides for borrowings at LIBOR plus 1.225%. We pay annual fees of 0.20% on the $400 million facility and 0.15% on the $200 million facility. The Agreements allow for borrowings at specified bid rates. As of December 31, 2003 and 2002, the three-month LIBOR rate was 1.14% and 1.38%, respectively. The Agreements contain financial covenants requiring us to maintain certain financial ratios and standard provisions limiting leverage and liens. We were in compliance with these financial covenants as of December 31, 2003 and 2002.

We have domestic bank lines that provide for total borrowings of up to $135 million and $50 million as of December 31, 2003 and 2002, respectively. As of December 31, 2003, $25 million was outstanding under the domestic bank lines. No amounts were outstanding as of December 31, 2002.

In October and December 2003, we issued Danish denominated retail notes of DKK 200 million and DKK 50 million, respectively, aggregating $41.8 million. These notes are due in October 2004 and are at a rate of 2%. Both the domestic

                York International Corporation 2003 Annual Report bank lines and the Danish retail notes are classified as long-term, as they are supported by our $400 million Five Year Credit Agreement.

Our non-U.S. subsidiaries maintain bank credit facilities in various currencies that provide for total borrowings of $355.2 million and $384.5 million as of December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, $27.8 million and $28.4 million, respectively, were outstanding under the non-U.S. facilities, with remaining availability of $246.3 million and $282.5 million, respectively, after bank guarantees and letters of credit usage.

Notes payable and long-term debt consists of:

(in thousands)                                                                          2003                2002
-----------------------------------------------------------------------------------------------------------------------
Notes payable and current portion of long-term debt:
   Bank loans (primarily foreign currency)                                       $       27,784       $      29,361
   Current portion of long-term debt                                                      2,971               3,348
-----------------------------------------------------------------------------------------------------------------------
Total                                                                            $       30,755       $      32,709
-----------------------------------------------------------------------------------------------------------------------

Long-term debt:
   Domestic bank lines at an average rate of 1.58% in 2003                       $       25,000       $          --
   Danish retail notes, 2% interest, due October 2004                                    41,844                  --
   Senior notes, 6.75% interest, due March 2003                                              --             100,000
   Senior notes, 6.625% interest, due August 2006                                       200,000             200,000
   Senior notes, 6.70% interest, due June 2008                                          200,000             200,000
   Senior notes, 5.80% interest, due November 2012                                      100,000             100,000
   Other (primarily foreign bank loans) at an average rate of 6.67% in 2003 and
      6.64% in 2002                                                                      18,154              21,572
-----------------------------------------------------------------------------------------------------------------------
           Total                                                                        584,998             621,572
Less current portion                                                                     (2,971)             (3,348)
-----------------------------------------------------------------------------------------------------------------------
Noncurrent portion                                                               $      582,027       $     618,224
-----------------------------------------------------------------------------------------------------------------------

Annual principal payments on long-term debt are as follows for the fiscal years indicated:

(in thousands)
-----------------------------------------------------------------------------------------------------------------------
2004                                                                                                $         2,971
2005                                                                                                          1,625
2006                                                                                                        276,894
2007                                                                                                            865
2008                                                                                                        200,456
Thereafter                                                                                                  102,187
-----------------------------------------------------------------------------------------------------------------------
Total                                                                                               $       584,998
-----------------------------------------------------------------------------------------------------------------------

Interest expense is net of interest income of $9.0 million, $8.2 million, and $8.6 million in 2003, 2002, and 2001, respectively.

NOTE 11--FINANCIAL INSTRUMENTS

FOREIGN CURRENCY INSTRUMENTS

The following table reflects the notional and estimated fair values of forward currency contracts outstanding as of December 31, 2003 and 2002. Foreign currency amounts were translated at current exchange rates as of the reporting date. Fair values reflect the estimated net amount that we would receive to terminate the contracts, as of the reporting date, based on quoted market prices.

                                                               2003                                  2002
                                              -------------------------------------------------------------------------
(U.S. Dollar equivalents in thousands)        NOTIONAL AMOUNT         FAIR VALUE       NOTIONAL AMOUNT      FAIR VALUE
-----------------------------------------------------------------------------------------------------------------------
Forwards                                     $        230,564        $    (1,959)     $           91,390     $      775
-----------------------------------------------------------------------------------------------------------------------

                York International Corporation 2003 Annual Report

The following table summarizes our contractual amounts of forward currency contracts as of December 31, 2003 and 2002. Foreign currency amounts were translated at current exchange rates as of the reporting date. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies.

                                                          2003                                 2002
                                               --------------------------------------------------------------
(U.S. Dollar equivalents in thousands)            BUY               SELL             BUY                SELL
-------------------------------------------------------------------------------------------------------------
Brazilian Real                                 $     --          $  1,037          $     --          $     --
Canadian Dollar                                      --            35,142                --                --
Danish Krone                                     41,831            61,662            36,862             2,643
Euro                                             11,775            38,539            14,056            36,163
British Pound Sterling                            3,214             1,078             8,072             4,899
Japanese Yen                                         --               392                --               292
Mexican Peso                                     26,344             1,631                --                --
Norwegian Krone                                  21,409             1,796             4,432             5,782
Singapore Dollar                                     96             3,868                --               706
South African Rand                                   --             3,738                --             8,727
Swedish Krona                                    11,119             1,744            10,018             2,451
Other Currencies                                  9,770             7,926               783               484
U.S. Dollar                                     109,626            78,587            19,114            30,417
-------------------------------------------------------------------------------------------------------------

COMMODITY CONTRACTS

The following table reflects the pounds hedged, notional amount, and estimated fair value of our commodity hedging contracts for copper outstanding as of December 31, 2003 and 2002.

COPPER HEDGING CONTRACTS

(in thousands)
------------------------------------------------------------------------------------------------------------------------
   YEAR                                                         POUNDS HEDGED      NOTIONAL AMOUNT        FAIR VALUE
------------------------------------------------------------------------------------------------------------------------
2003
   2004                                                               30,000      $       22,683       $       8,398
   2005                                                               21,000              17,585               3,606
------------------------------------------------------------------------------------------------------------------------

2002
   2003                                                               39,000      $       29,544       $       (1,779)
   2004                                                               30,000              22,683                 (772)
------------------------------------------------------------------------------------------------------------------------

INTEREST RATE INSTRUMENTS

The following table reflects our interest rate swap contracts to pay variable interest and receive a fixed rate of interest of 6.625%, with final maturity in August 2006. The variable interest is based on the six-month LIBOR rate and is reset biannually. The applicable LIBOR rate was 1.18% and 1.74% as of December 31, 2003 and 2002, respectively.

                                                          2003                                    2002
                                           ----------------------------------------------------------------------------
(in thousands)                             NOTIONAL AMOUNT       FAIR VALUE        NOTIONAL AMOUNT       FAIR VALUE
-----------------------------------------------------------------------------------------------------------------------
Interest rate swaps:
   Fixed to variable rates                 $       100,000         $    8,880       $      100,000         $   10,730
-----------------------------------------------------------------------------------------------------------------------

                York International Corporation 2003 Annual Report

OTHER FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our other financial instruments are as follows:

                                                          2003                                    2002
                                             ------------------------------------------------------------------------
(in thousands)                               CARRYING AMOUNT       FAIR VALUE        CARRYING AMOUNT       FAIR VALUE
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                    $        49,650     $   49,650       $           92,940     $   92,940
Bank loans (primarily foreign currency)               27,784         27,784                   29,361         29,361
Long-term debt:
   Domestic bank lines                                25,000         25,000                       --             --
   Danish retail notes                                41,844         41,405                       --             --
   Senior notes at 6.75%                                  --             --                  100,000        100,534
   Senior notes at 6.625%                            200,000        217,800                  200,000        218,660
   Senior notes at 6.70%                             200,000        220,020                  200,000        218,692
   Senior notes at 5.80%                             100,000        102,290                  100,000         99,033
   Other (primarily foreign bank loans)               18,154         18,154                   21,572         21,572
---------------------------------------------------------------------------------------------------------------------

The fair values of each of our long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using our current borrowing rate for similar debt instruments of comparable maturity.

NOTE 12--POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

PENSION PLANS

A majority of our U.S. employees participate in noncontributory pension plans, and some of our non-U.S. employees participate in contributory or noncontributory pension plans. Plans covering salaried and management employees generally provide pension benefits that are based on employees' compensation several years before retirement. Effective January 1, 2004, we replaced our defined benefit pension plans for U.S. salaried non-bargaining and certain U.S. salaried bargaining employees with a new defined contribution plan. Plans covering hourly employees and union members generally provide stated benefit amounts for each year of service. Contributions to the plans are based upon the projected unit credit actuarial funding method. We use a December 31 measurement date for our pension plans. We also have a supplemental benefit plan for certain members of senior management.

                York International Corporation 2003 Annual Report

The following table sets forth the funded status and amounts recognized in our consolidated balance sheets:

                                                             U.S. PENSION              NON-U.S. PENSION
                                                               BENEFITS                     BENEFITS
                                                         -----------------------------------------------------
(in thousands)                                           2003            2002          2003           2002
---------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of year             $(369,824)     $(326,604)     $(140,755)     $(143,928)
   Service cost                                          (14,616)       (13,080)        (6,192)        (4,872)
   Interest cost                                         (23,835)       (22,881)        (8,849)        (8,680)
   Contributions by plan participants                         --             --           (852)          (760)
   Actuarial gain (loss)                                   6,742          4,288        (12,238)        13,129
   Plan assumptions                                      (25,813)       (31,844)          (668)         3,568
   Benefits paid                                          19,094         22,661          5,909         19,058
   Plan amendments                                        (4,057)        (2,364)            --             --
   Foreign exchange                                           --             --        (18,565)       (18,270)
   Curtailments                                           12,982             --             --             --
   Other                                                    (148)            --             --             --
---------------------------------------------------------------------------------------------------------------

           Benefit obligation at end of year            (399,475)      (369,824)      (182,210)      (140,755)
---------------------------------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at beginning of year        246,733        287,037         85,116         96,730
   Actual return on plan assets                           51,728        (27,472)        16,828        (16,421)
   Contributions by employer                              37,585          9,829         10,756         11,590
   Contributions by plan participants                         --             --            852            760
   Benefits paid                                         (19,094)       (22,661)        (5,909)       (19,058)
   Foreign exchange                                           --             --         10,463         11,515
---------------------------------------------------------------------------------------------------------------
           Fair value of plan assets at end of year      316,952         246,733       118,106         85,116
---------------------------------------------------------------------------------------------------------------
           Funded status                                 (82,523)      (123,091)       (64,104)       (55,639)

Unrecognized prior service cost                           14,097         31,371            909            954
Unrecognized loss                                         55,955         74,246         39,491         33,707
---------------------------------------------------------------------------------------------------------------
Net amount recognized                                  $ (12,471)     $ (17,474)     $ (23,704)     $ (20,978)
---------------------------------------------------------------------------------------------------------------
Amounts recognized in consolidated balance sheets:

   Prepaid benefit cost                                $  43,936      $  44,934      $     463      $     182
   Accrued benefit liability                             (98,451)      (101,647)       (39,852)       (36,117)
   Intangible asset                                       11,127         15,660            949            920
   Accumulated other comprehensive losses                 30,917         23,579         14,736         14,037
---------------------------------------------------------------------------------------------------------------
Net amount recognized                                  $ (12,471)     $ (17,474)     $ (23,704)     $ (20,978)
---------------------------------------------------------------------------------------------------------------

Net periodic benefit costs include the following components:

                                                           U.S. PENSION                          NON-U.S. PENSION
                                                             BENEFITS                                 BENEFITS
                                             ------------------------------------------------------------------------------
(in thousands)                                 2003          2002          2001         2003           2002          2001
---------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
   Service cost                              $ 14,616      $ 13,080      $ 11,254      $  6,192      $  4,872      $  5,564
   Interest cost                               23,835        22,881        21,857         8,849         8,680         7,818
   Expected return on plan assets             (28,582)      (32,285)      (31,480)         (700)       (8,008)       (8,719)
   Amortization of prior service cost           3,197         3,223         3,131           153           123           107
   Amortization of net loss (gain)                243        (2,221)       (4,598)        1,617        (1,516)       (1,646)
   Curtailments                                19,024           419            --            --            --            --
   Other                                          369            --         3,023            --            --          (289)
---------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                    $ 32,702      $  5,097      $  3,187      $ 16,111      $  4,151      $  2,835
---------------------------------------------------------------------------------------------------------------------------

                York International Corporation 2003 Annual Report

Other information related to our plans is as follows:

                                                                U.S. PENSION                    NON-U.S. PENSION
                                                                  BENEFITS                           BENEFITS
                                                         ------------------------------------------------------------
(in thousands)                                             2003              2002              2003             2002
---------------------------------------------------------------------------------------------------------------------
FOR ALL PLANS:
   Accumulated benefit obligation                        $360,431          $313,205          $155,121          $121,847

FOR PENSION PLANS WITH ACCUMULATED BENEFIT
   OBLIGATIONS IN EXCESS OF PLAN ASSETS:
   Projected benefit obligation                           360,597           324,872           176,176           140,755
   Accumulated benefit obligation                         324,849           274,606           149,866           121,847
   Fair value of plan assets                              239,250           174,554           113,194            85,116

Increase in minimum liability included in other
   comprehensive income (loss)                              7,338            18,839               699            14,037
-----------------------------------------------------------------------------------------------------------------------

Pension plan weighted-average asset allocations at December 31, 2003 and 2002 and target allocations, by asset category are as follows:

                                                U.S. PENSION                       NON-U.S. PENSION
                                                  BENEFITS                              BENEFITS
                                    ---------------------------------------------------------------------------
                                    2003          2002          TARGET       2003        2002          TARGET
---------------------------------------------------------------------------------------------------------------
ASSET ALLOCATIONS:
   Equity Securities                 59%           55%          55-70%        74%         72%          60-75%
   Debt Securities                   41            45           30-45         22          18           25-40
   Real Estate                       --            --              --          3           4              --
   Other                             --            --              --          1           6              --
---------------------------------------------------------------------------------------------------------------
                                    100%          100%            100%       100%        100%            100%
---------------------------------------------------------------------------------------------------------------

Our investment policies seek to provide for growth of capital with a moderate level of volatility by investing assets in accordance with the above target allocations. Our investment performance and policies are reviewed by our Pension Investment Committee. Our expected long term rate of investment return is based on the expected returns of each of the asset categories, weighted based on the median of the target allocation for each category. Equity securities are expected to return 10% -11% over the long-term, while fixed income and other is expected to return 4% - 6%. Based on historical experience, we expect our plan assets to provide a modest additional return, when compared to their respective benchmarks.

Weighted average assumptions are as follows:

                                                          U.S. PENSION                        NON-U.S. PENSION
                                                           BENEFITS                                BENEFITS
                                                     --------------------------------------------------------------------
                                                      2003          2002                2003                2002
-------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS USED TO
   DETERMINE BENEFIT OBLIGATIONS
   AT DECEMBER 31:
Discount Rate                                        6.25%         6.75%              3.00- 6.50%          4.00- 5.75%
Rate of compensation increase                        4.25%         4.25%              1.50- 4.75%          3.10- 3.50%

WEIGHTED AVERAGE ASSUMPTIONS USED TO
   DETERMINE NET PERIODIC BENEFIT COST FOR
   YEARS ENDED DECEMBER 31:
Discount rate                                        6.75%         7.25%              4.00- 5.75%          4.00- 6.50%
Expected return on plan assets                       8.75%         9.75%              7.00- 8.75%          7.50- 9.75%
Rate of compensation increase                        4.25%         4.75%              3.10- 3.50%          1.00- 4.25%
-------------------------------------------------------------------------------------------------------------------------

We expect to contribute $5.6 million and $8.7 million to our U.S. and non-U.S. plans, respectively, in 2004.

                York International Corporation 2003 Annual Report

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                                                                 U.S. PENSION            NON-U.S.PENSION
                                                                                   BENEFITS                  BENEFITS
-------------------------------------------------------------------------------------------------------------------------
2004                                                                             $    25,643             $      6,287
2005                                                                                  25,523                    6,591
2006                                                                                  25,073                    6,603
2007                                                                                  24,189                    6,744
2008                                                                                  26,692                    7,046
2009-2013                                                                            148,738                   41,346
-------------------------------------------------------------------------------------------------------------------------

POSTRETIREMENT HEALTH AND LIFE INSURANCE PLANS

We have several unfunded postretirement health and life insurance plans covering certain U.S. employees who were hired before February 1, 1993 and retire under the normal, early, or disability retirement provisions of any one of our U.S. defined benefit pension plans. Former employees who retired prior to February 1, 1993, contribute to the cost of the plans, although we pay the majority of the cost. Employees retiring after February 1, 1993, contribute to the cost of the plans based on an indexed service-related premium.

We use a December 31 measurement date for our postretirement health and life insurance plans.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) became law. The Act provides for prescription drug benefits to retirees and federal subsidies to sponsors of certain retiree health-care plans. No determination has been made as to whether our plans qualify for federal subsidies. Furthermore, specific authoritative guidance on accounting for the federal subsidies is pending. Accordingly, any measurements of benefit obligations or costs reflected below do not reflect the effects of the Act. When specific accounting guidance is provided, we may need to change previously reported financial information.

The following table sets forth the funded status and amounts recognized in our consolidated balance sheets:

(in thousands)                                                                       2003                  2002
--------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of year                                      $  (131,760)          $      (96,988)
   Service cost                                                                      (2,091)                  (1,222)
   Interest cost                                                                     (9,686)                  (6,485)
   Contributions by plan participants                                                (1,369)                  (1,149)
   Actuarial gain                                                                    (5,369)                  (7,672)
   Plan assumptions                                                                 (16,614)                 (36,767)
   Benefits paid                                                                      9,539                    8,765
   Plan amendments                                                                   13,391                    9,758
   Curtailments                                                                       8,435                       --
--------------------------------------------------------------------------------------------------------------------

           Benefit obligation at end of year                                       (135,524)                (131,760)
--------------------------------------------------------------------------------------------------------------------

Change in plan assets:
   Fair value of plan assets at beginning of year                                        --                       --
   Contributions by employer                                                          8,170                    7,616
   Contributions by plan participants                                                 1,369                    1,149
   Benefits paid                                                                     (9,539)                  (8,765)
--------------------------------------------------------------------------------------------------------------------

           Fair value of plan assets at end of
           year                                                                          --                       --
--------------------------------------------------------------------------------------------------------------------

           Funded status                                                           (135,524)                (131,760)

Unrecognized prior service cost                                                     (33,005)                 (22,188)
Unrecognized loss                                                                    52,920                   43,190
--------------------------------------------------------------------------------------------------------------------

Net amount recognized - Accrued benefit liability                               $  (115,609)          $     (110,758)
--------------------------------------------------------------------------------------------------------------------

                York International Corporation 2003 Annual Report

Net periodic benefit costs include the following components:

(in thousands)                                                                         2003        2002       2001
----------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
   Service cost                                                                     $   2,091     $  1,222  $   1,520
   Interest cost                                                                        9,686        6,485      7,336
   Amortization of prior service cost                                                  (2,834)      (1,794)    (1,236)
   Amortization of net loss (gain)                                                      3,754         (388)      (430)
   Curtailments                                                                           323           --     (6,119)
   Other                                                                                   --           --        336
---------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                                           $  13,020     $  5,525  $   1,407
----------------------------------------------------------------------------------------------------------------------

We expect to contribute $7.4 million to our post-retirement health and life insurance plans in 2004. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)
-------------------------------------------------------------------------------------------------------------------
2004                                                                                                    $     9,485
2005                                                                                                         10,571
2006                                                                                                         11,029
2007                                                                                                         11,437
2008                                                                                                         11,785
2009-2013                                                                                                    65,918
-------------------------------------------------------------------------------------------------------------------

Weighted average assumptions are as follows:

                                                                                           2003              2002
-----------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE ASSUMPTIONS USED TO
   DETERMINE BENEFIT OBLIGATIONS
   AT DECEMBER 31:
Discount Rate                                                                             6.25%             6.75%

WEIGHTED AVERAGE ASSUMPTIONS USED TO
   DETERMINE NET PERIODIC BENEFIT COST FOR
   YEARS ENDED DECEMBER 31:
Discount Rate                                                                             6.75%             7.25%
----------------------------------------------------------------------------------------------------------------

Assumed health care cost trend rates at December 31 are as follows:

                                                                                          2003              2002
----------------------------------------------------------------------------------------------------------------
Health care cost trend rate assumed for next year                                          7.9%              9.1%
Rate to which the cost trend rate is assumed to
    decline (the ultimate trend rate)                                                      5.0%              5.0%
Year that the rate reaches the ultimate trend rate                                        2008              2008
----------------------------------------------------------------------------------------------------------------

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)                                                                       1% INCREASE         1% DECREASE
--------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                           $        1,994      $       (1,621)
Effect on postretirement benefit obligation                                               17,424             (14,592)
--------------------------------------------------------------------------------------------------------------------

INVESTMENT PLANS

Certain employees also participate in various investment plans. Under the plans, the employees may voluntarily contribute a percentage of their compensation. We contribute a cash amount based on participants' contributions. Our contributions were approximately $1.7 million, $1.6 million, and $1.6 million in 2003, 2002, and 2001, respectively.

               York International Corporation 2003 Annual Report

NOTE 13--COMMITMENTS AND CONTINGENCIES

LEASES

We have numerous non-cancelable leases with terms exceeding one year. As of December 31, 2003, lease commitments for all such operating leases are as follows:

(in thousands)
--------------------------------------------------------------------------------------------------------------------
2004                                                                                                 $        37,808
2005                                                                                                          30,289
2006                                                                                                          19,464
2007                                                                                                          11,304
2008                                                                                                           7,653
Thereafter                                                                                                     7,213
--------------------------------------------------------------------------------------------------------------------
Total                                                                                                $       113,731
--------------------------------------------------------------------------------------------------------------------

Total rental expense was $51.1 million, $45.2 million, and $43.4 million in 2003, 2002, and 2001, respectively.

CONTINGENT LIABILITIES

We issue various types of guarantees in the normal course of business. As of December 31, 2003, we have the following guarantees outstanding:

(in thousands)
-------------------------------------------------------------------------------------------------------------------
Standby letters of credit and surety bonds                                                           $      107,311
Performance guarantees                                                                                      167,916
Commercial letters of credit                                                                                 34,214
Guarantee of affiliate debt                                                                                  30,000
-------------------------------------------------------------------------------------------------------------------

Standby letters of credit and surety bonds are issued to guarantee our performance under contractual obligations. The most significant of these obligations is collateral to insurance companies for our insurance programs. In the event we fail to pay insurance claims, the issuing bank or surety may be asked to release some or all of this collateral to the insurance companies. Standby letters of credit and surety bonds have a term of one year and automatically renew. As of December 31, 2003, our consolidated balance sheet included liabilities of $35.5 million related to these insurance programs.

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

The debt obligations of our subsidiaries are reflected in our consolidated balance sheets. In order to obtain favorable terms, guarantees of subsidiary debt are issued to local lending institutions requiring the parent company to repay the debt should our subsidiaries default on their debt obligations. There is a similar guarantee of affiliate debt relating to our 50% owned joint venture, Scroll Technologies. In the event Scroll Technologies would default on its debt obligation, we are required to assume 50% of Scroll's outstanding debt ($23.2 million as of December 31, 2003). The guarantee of affiliate debt is for the entire term of the borrowing ending in January 2012.

We are subject to contingencies, including legal proceedings and claims arising out of the ordinary course of business that cover a range of matters, including, among others, product liability, contract and employment claims, warranty, environmental, intellectual property, and property tax disputes. We believe that such claims and litigation have been adequately provided for or are covered by insurance and that the resolution of such matters will not have a material effect on our financial position or ongoing results of operations. However, if a claim results in a judgment against us or we ultimately settle a claim, the amount of such judgment and/or settlement may be material to results of operations in an individual quarter.

OTHER COMMITMENTS

We own 50% of a small refrigeration company and are contingently obligated to purchase the remaining 50% no later than 2014. Our purchase commitment can be accelerated under certain circumstances. The purchase price will be determined based upon the profitability of the company but cannot be less than $5 million.

In addition, as of December 31, 2003, we have outstanding purchase obligations of approximately $847.2 million, consisting of contracts for information technology services of $435.4 million, which include unconditional payments in the amount of

               York International Corporation 2003 Annual Report

$33.6 million, unconditional contracts to purchase raw materials, motors and controls in the amount of $158.3 million, and approximately $253.5 million of open purchase orders in the normal course of business.

NOTE 14--INCOME TAXES

Components of earnings and taxes consist of:

(in thousands)                                                       2003                2002               2001
--------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes and cumulative
   effect of changes in accounting principles:
   U.S.                                                        $      (46,650)    $        9,134      $       (1,104)
   Non-U.S.                                                            60,718             97,757              38,069
--------------------------------------------------------------------------------------------------------------------
                                                                       14,068            106,891              36,965
--------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit):
   Current:
      U.S. Federal                                                         --              3,974             (23,841)
      State                                                             1,078              1,587               1,305
      Non-U.S.                                                         31,777             19,819               9,833
--------------------------------------------------------------------------------------------------------------------
            Total current                                              32,855             25,380             (12,703)
--------------------------------------------------------------------------------------------------------------------
   Deferred tax (benefit) expense:
      U.S.                                                            (23,037)             2,414                 949
      Non-U.S.                                                         (7,165)            (2,079)              2,730
--------------------------------------------------------------------------------------------------------------------
            Total Deferred                                            (30,202)               335               3,679
--------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                            $       2,653     $       25,715     $        (9,024)
--------------------------------------------------------------------------------------------------------------------

Provision (benefit) for income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes and cumulative effect of changes in accounting principles as a result of the following:

(in thousands)                                                     2003                2002               2001
-------------------------------------------------------------------------------------------------------------------
Tax expense at statutory rate                                $         4,924     $        37,412      $      12,938
Increase (decrease) resulting from:
    Equity in earnings of affiliates/minority interest                 1,272               1,098                630
    Taxes on foreign earnings                                          6,588              (9,996)           (24,106)
    State income taxes-current                                           701               1,031                848
    Purchase accounting adjustments                                       --                  --              8,403
    State income taxes-deferred                                       (1,169)              1,310                 40
    Export incentives                                                 (7,750)             (3,000)            (3,955)
    Other items                                                       (1,913)             (2,140)            (3,822)
-------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                         $         2,653     $        25,715      $      (9,024)
-------------------------------------------------------------------------------------------------------------------

In 2003, taxes on foreign earnings are favorably impacted by tax holidays in certain foreign jurisdictions ($15.4 million) and other favorable rate variances ($2.4 million), offset by foreign restructuring actions for which the tax benefit was less than the statutory rate ($14.7 million), operating losses in jurisdictions where no tax benefit was recognized ($3.6 million), and the unfavorable tax impact of deemed and actual distributions ($6.1 million). In 2002, taxes on foreign earnings are primarily impacted by tax holidays in certain foreign jurisdictions ($16.2 million) and other favorable rate variances ($3.5 million), offset by the unfavorable impact of deemed and actual distributions ($6.0 million) and a loss on the disposition of a foreign operation that yielded no tax benefit ($3.7 million). In 2001, taxes on foreign earnings include a $20 million tax benefit recognized in connection with a restructuring action involving the disposition of foreign operations, and a $13.9 million benefit from certain tax holidays, offset by an unfavorable impact of $9.8 million, relating to losses in jurisdictions where the tax benefit recognized was less than the statutory rate, and other tax rate differentials. Other items consist primarily of R&D credits of $2.3 million, $2.0 million, and $5.1 million for years 2003, 2002, and 2001, respectively.

The provision (benefit) for income taxes reported above excludes the tax benefit of $10.7 million related to the 2003 cumulative effect of a change in accounting principle associated with the adoption of FIN 46 related to variable interest entities. This tax benefit was recorded at applicable US federal and state income tax rates. No tax benefit was applied to the 2002 cumulative effect of a change in accounting principle associated with the adoption of SFAS No. 142, because the goodwill was not tax deductible.

Several foreign subsidiaries continue to operate under separate tax holiday arrangements as granted by certain foreign jurisdictions. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out in future years according to the specific terms and schedules as set forth by the particular taxing authorities having jurisdiction over the arrangements.

               York International Corporation 2003 Annual Report

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2002 are presented below:

(in thousands)                                                                           2003               2002
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Receivables, net, principally due to allowance for doubtful receivables       $         3,556      $       5,025
   Inventories, including uniform capitalization                                          16,547              9,624
   Accrued expenses, due to accrual for financial reporting purposes                      17,757             16,553
   Warranties, due to accrual for financial reporting purposes                            32,307             26,719
   Postretirement and postemployment benefits                                             72,505             74,234
   Foreign tax loss carryforwards                                                         38,657             40,399
   Foreign tax credit carryforwards                                                       25,627             11,594
   R&D credit carryforwards                                                                9,925              6,000
   U.S. federal and state tax loss carryforwards                                           9,133                798
   Other carryforward Items                                                                2,829                 --
-------------------------------------------------------------------------------------------------------------------
                                                                                         228,843            190,946
   Valuation allowances for certain foreign tax loss carryforwards                       (14,218)           (13,818)
-------------------------------------------------------------------------------------------------------------------
            Total deferred tax assets, net of valuation allowances                       214,625            177,128
-------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
   Plant, equipment, and intangible assets due to purchase accounting
      adjustments and differences in depreciation and amortization                        26,433             43,053
   Inventory, due to purchase accounting adjustments                                      18,357             18,293
   Other                                                                                   8,634              4,447
-------------------------------------------------------------------------------------------------------------------
            Total deferred tax liabilities                                                53,424             65,793
-------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                          $       161,201     $      111,335
-------------------------------------------------------------------------------------------------------------------

Based on our historical and current pre-tax earnings as well as projections of future taxable income, management believes it is more likely than not that we will realize the net deferred tax assets. The valuation allowance on foreign tax loss carryforwards increased $0.4 million primarily due to losses in jurisdictions where the deferred tax assets are not expected to be realized. Of the $38.7 million of gross deferred tax assets relating to foreign tax loss carryforwards, $11.1 million are subject to expiration limitations, and approximately $7.0 million ($2.6 million net of valuation allowance) are set to expire over the next three years. The remaining tax losses carry no expiration date. Foreign tax credit carryforwards of $5.2 million, $5.8 million, $2.1 million, and $12.5 million expire in 2005, 2006, 2007, and 2008, respectively. Of the $9.1 million of U.S. federal and state tax loss carryforwards, $6.1 million of this amount relates to the U.S. federal tax loss carryforward, which is set to expire in 2023; the remaining amount relates to state tax loss carryforwards, which have various expiration dates. Of the $9.9 million in R&D credit carryforwards, $1.6 million of this amount is set to expire in 2020; the remainder expires in subsequent years.

The IRS is examining our Federal income tax returns for 1997, 1998, and 1999. Various other federal, state, and foreign tax returns are under examination by the applicable authorities. We do not anticipate any material adverse effect to our consolidated financial statements resulting from these examinations.

Neither income taxes nor foreign withholding taxes have been provided on $286 million and $225 million of cumulative undistributed earnings of foreign subsidiaries and affiliates at December 31, 2003 and 2002, respectively. These earnings are considered to be permanently invested in the businesses and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $71 million and $41 million of deferred income taxes, consisting of foreign withholding taxes and additional U.S. tax net of foreign tax credits, would have been provided at December 31, 2003 and 2002, respectively.

NOTE 15--ACQUISITIONS AND DIVESTITURES

We made cash payments of $6.0 million, $2.2 million, and $3.2 million during 2003, 2002, and 2001, respectively, related to the acquisition of several small businesses. In 2002, we sold air conditioning operations in Australia for $12.1 million; the sale resulted in a loss of $10.3 million. In 2003, there was no similar transaction and finalization of the Australia sale resulted in a gain of $0.3 million.

               York International Corporation 2003 Annual Report

NOTE 16--CHARGES TO OPERATIONS

In 2003, 2002, and 2001, we incurred costs by segment as follows:

(in thousands)                                                      2003                2002               2001
------------------------------------------------------------------------------------------------------------------
2003 INITIATIVES
   Global Applied:
      Americas                                               $        22,812     $            --       $        --
      EMEA                                                            56,620                  --                --
      Asia                                                             3,407                  --                --
                                                             -----------------------------------------------------
                                                                      82,839                  --                --
   Unitary Products Group                                              9,654                  --                --
   Bristol Compressors                                                 2,135                  --                --
   Corporate                                                           2,708                  --                --
------------------------------------------------------------------------------------------------------------------
                                                                      97,336                  --                --
------------------------------------------------------------------------------------------------------------------

2000 AND 2001 INITIATIVES
   Global Applied
      Americas                                                            --                 205            16,782
      EMEA                                                               (39)             (1,034)           39,608
      Asia                                                              (418)                209             3,742
                                                             -----------------------------------------------------
                                                                        (457)               (620)           60,132
   Unitary Products Group                                                 --               2,122            11,874
   Bristol Compressors                                                    --              (1,543)           12,714
   Corporate                                                              --                  18               202
------------------------------------------------------------------------------------------------------------------
                                                                        (457)                (23)           84,922
------------------------------------------------------------------------------------------------------------------
Total charges to operations, net                                      96,879                 (23)           84,922
Charges reflected in cost of goods sold                                5,484                  88            14,418
------------------------------------------------------------------------------------------------------------------
Restructuring and other charges, net                         $        91,395     $          (111)   $       70,504
------------------------------------------------------------------------------------------------------------------

2003 Initiatives

In 2003, we initiated actions to further reduce our overall cost structure and support the implementation of our new geographic organization. These actions include the further reduction of manufacturing capacity, the elimination of certain product lines, the exiting of several small, non-core businesses, and the write down of assets associated with a European joint venture, as well as cost reductions associated with the consolidation of our former Engineered Systems Group and York Refrigeration Group segments. As of December 31, 2003, all actions were substantially complete.

Charges included write-downs for the impairment of assets relating to businesses or facilities to be closed or divested, severance and other accruals relating to planned reductions in workforce throughout the Company, and estimated costs related to the elimination of certain product lines. Workforce reductions included the severance of approximately 1,270 salary and wage employees.

2000 and 2001 Initiatives

In 2000, we initiated a cost reduction process, which included plant closures and divestitures, product line and facility rationalizations, selling, general, and administrative expense reductions, and other actions. In 2001, we expanded the scope of the cost reduction process to include additional plant closings and staff reductions. As of December 31, 2002, all of the 2000 and 2001 actions were substantially complete.

               York International Corporation 2003 Annual Report

Detail of activity relating to the 2003 initiatives and the 2000 and 2001 initiatives in the years ended December 31, 2003, 2002, and 2001 is as follows:

                                                             ACCRUALS
                                             NON-CASH      AT BEGINNING     ACCRUALS                       ACCRUAL    ACCRUALS AT
(in thousands)                             WRITE-DOWNS       OF YEAR       ESTABLISHED     UTILIZED       REDUCTION   END OF YEAR
----------------------------------------------------------------------------------------------------------------------------------
2003 ACTIVITY:
   Fixed asset write-downs               $    18,266      $       --       $     --       $     --       $     --      $      --
   Inventory write-downs                       5,484              --             --             --             --             --
   Receivables write-downs                       405              --             --             --             --             --
   Other asset write-downs                    17,120              --             --             --             --             --
   Severance                                      --           1,469         29,167         12,939          1,160         16,537
   Contractual and other obligations              --           1,654         14,756          9,644            610          6,156
   Warranty                                       --             599             --            599             --             --
   Other                                          --             224         13,508         12,455             57          1,220
--------------------------------------------------------------------------------------------------------------------------------
                                              41,275           3,946         57,431         35,637          1,827         23,913
--------------------------------------------------------------------------------------------------------------------------------
2002 ACTIVITY:
   Fixed asset write-downs                     1,500              --             --             --             --             --
   Inventory write-downs                          44              --             --             --             --             --
   Receivables write-downs                        87              --             --             --             --             --
   Gain on sale of fixed assets               (1,396)             --             --             --             --             --
   Severance                                      --          10,728          1,147          9,298          1,108          1,469
   Contractual and other obligations              --           3,011              6            925            438          1,654
   Warranty                                       --             563             44              8             --            599
   Other                                          --           2,017            635          1,884            544            224
--------------------------------------------------------------------------------------------------------------------------------
                                                 235          16,319          1,832         12,115          2,090          3,946
--------------------------------------------------------------------------------------------------------------------------------
2001 ACTIVITY:
   Fixed asset write-downs                    15,549              --             --             --             --             --
   Inventory write-downs                      12,443              --             --             --             --             --
   Receivables write-downs                         4              --             --             --             --             --
   Other asset write-downs                       698              --             --             --             --             --
   Severance                                      --           5,526         30,057         22,726          2,129         10,728
   Contractual and other obligations              --             738          5,725          2,884            568          3,011
   Warranty                                       --             600          1,975          2,012             --            563
   Other                                          --              --         21,998         19,151            830          2,017
--------------------------------------------------------------------------------------------------------------------------------
                                         $    28,694      $    6,864      $  59,755      $  46,773       $  3,527     $   16,319
--------------------------------------------------------------------------------------------------------------------------------

NOTE 17--SEGMENT INFORMATION

Our global business operates in the HVAC&R industry. Effective January 1, 2003, we consolidated our former York Refrigeration Group and Engineered Systems Group segments and reorganized management of the combined business. Our new organization consists of Global Applied, Unitary Products Group, and Bristol Compressors. The Global Applied business is comprised of three geographic regions: the Americas; Europe, Middle East and Africa (EMEA); and Asia. Global Applied's three geographic regions, Unitary Products Group, and Bristol Compressors represent our reportable segments. Prior year amounts were reclassified to conform to the current presentation.

Global Applied designs, produces, markets, and sells heating, ventilating, air conditioning, and refrigeration (HVAC&R) equipment and solutions and provides maintenance and service of equipment manufactured by us and by others. Types of equipment include air cooled and water-cooled chillers, central air handling units, variable air volume units, screw and reciprocating compressors, condensers, evaporators, heat exchangers, ductless mini-splits, process refrigeration systems, hygienic air distribution systems, gas compression systems, and control equipment to monitor and control the entire system. Heating and air conditioning solutions are provided for buildings ranging from small office buildings and fast food restaurants to large commercial and industrial complexes. Refrigeration systems are provided for industrial applications in the food, beverage, chemical, and petroleum industries. Cooling and refrigeration systems are also supplied for use on naval, commercial, and passenger vessels. Products within Global Applied are similar in nature. Products produced in our factories are utilized in both air conditioning and refrigeration applications depending on customers needs. The end use application is the determining factor in labeling a product as refrigeration or air conditioning. As part of the integration of our former YRG and ESG segments, we sell our full line of HVAC&R products through one sales channel, regardless of the application. Sales of refrigeration products for 2003, 2002, and 2001 were $985 million, $855 million, and $871 million, respectively. Also within Global Applied, we sell services in the form of inspection, service, repair, maintenance, commissioning of equipment, and other service activities. Service sales in 2003, 2002, and 2001 were $443 million, $384 million, and $354 million, respectively. The balance of sales in Global Applied are air conditioning products.

               York International Corporation 2003 Annual Report

Unitary Products Group (UPG) produces heating and air conditioning solutions for buildings ranging from private homes and apartments to small commercial buildings. UPG products include ducted central air conditioning and heating systems (air conditioners, heat pumps, and furnaces), and light commercial heating and cooling equipment.

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

The following table provides our segment operating results, assets, and other items:

(in thousands)                                                             2003              2002             2001
----------------------------------------------------------------------------------------------------------------------
Net sales:
   Global Applied:
     Americas                                                         $  1,388,930      $  1,335,392      $ 1,425,885
     Europe, Middle East, and Africa                                     1,343,138         1,161,605        1,147,842
     Asia                                                                  490,063           418,599          439,858
     Intragroup sales                                                     (194,537)         (165,443)        (195,941)
                                                                      ------------     -------------      -----------
                                                                         3,027,594         2,750,153        2,817,644
   Unitary Products Group                                                  760,059           736,789          755,860
   Bristol Compressors                                                     451,241           515,372          509,706
   Eliminations(1                                                         (162,840)         (158,941)        (163,114)
---------------------------------------------------------------------------------------------------------------------
                                                                         4,076,054         3,843,373        3,920,096
---------------------------------------------------------------------------------------------------------------------
   (1)Eliminations include the following intersegment net sales:
      Global Applied                                                         2,673             2,623            3,542
      Unitary Products Group                                                52,896            48,105           57,346
      Bristol Compressors                                                  107,271           108,213          102,226
---------------------------------------------------------------------------------------------------------------------
   Eliminations                                                            162,840           158,941          163,114
---------------------------------------------------------------------------------------------------------------------
Income from operations:
   Global Applied:
     Americas                                                               54,855            39,710           82,575
     Europe, Middle East, and Africa                                        44,691            50,550           49,025
     Asia                                                                   69,634            55,945           54,560
                                                                      ------------     -------------      -----------
                                                                           169,180           146,205          186,160
   Unitary Products Group                                                   60,698            40,262           59,083
   Bristol Compressors                                                      25,405            29,002           39,684
   General corporate expenses, eliminations, and other
      non-allocated items                                                  (79,858)          (44,037)         (54,314)
   Charges and other expenses                                             (119,749)           (9,917)        (128,942)
   Gain (loss) on divestiture                                                  345           (10,319)              --
---------------------------------------------------------------------------------------------------------------------
                                                                            56,021           151,196          101,671
---------------------------------------------------------------------------------------------------------------------
Equity in earnings (losses) of affiliates:
   Global Applied:
     Europe, Middle East, and Africa                                         2,554             2,038            1,546
     Asia                                                                      984               964            1,137
                                                                      ------------     -------------      -----------
                                                                             3,538             3,002            2,683
     Bristol Compressors                                                     2,044             1,178             (239)
---------------------------------------------------------------------------------------------------------------------
                                                                             5,582             4,180            2,444
---------------------------------------------------------------------------------------------------------------------

Interest expense, net                                                      (47,535)          (48,485)         (67,150)

Income before income taxes and cumulative effect of
  changes in accounting principles                                          14,068           106,891           36,965
(Provision) benefit for income taxes                                        (2,653)          (25,715)           9,024
---------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles   $     11,415     $      81,176      $    45,989
---------------------------------------------------------------------------------------------------------------------

               York International Corporation 2003 Annual Report

(in thousands)                                                             2003             2002              2001
------------------------------------------------------------------------------------------------------------------------
                                                (continued)
Total assets:
   Global Applied:
     Americas                                                         $   711,103      $   683,138      $    735,270
     EMEA                                                                 937,981          831,662           881,645
     Asia                                                                 389,456          337,303           330,556
     Eliminations and other non-allocated assets                         (111,789)         (51,570)          (53,618)
                                                                      -----------      -----------      ------------
                                                                        1,926,751        1,800,533         1,893,853
   Unitary Products Group                                                 384,355          419,540           447,359
   Bristol Compressors                                                    242,375          264,111           270,943
   Eliminations and other non-allocated assets                            119,654           21,938           (39,646)
--------------------------------------------------------------------------------------------------------------------
                                                                        2,673,135        2,506,122         2,572,509
--------------------------------------------------------------------------------------------------------------------
Depreciation and amortization of property, plant, and equipment:
   Global Applied:
     Americas                                                              22,201           17,428            16,862
     EMEA                                                                  16,435           14,010            12,472
     Asia                                                                   4,499            4,015             4,785
                                                                      -----------      -----------      ------------
                                                                           43,135           35,453            34,119
   Unitary Products Group                                                  11,231            8,877             9,163
   Bristol Compressors                                                     13,316           13,911            13,351
   Other non-allocated depreciation and amortization                        2,308            3,926             3,022
--------------------------------------------------------------------------------------------------------------------
                                                                           69,990           62,167            59,655
--------------------------------------------------------------------------------------------------------------------
Capital expenditures:
   Global Applied:
     Americas                                                              28,174           23,883            25,001
     EMEA                                                                   8,849            9,767            19,438
     Asia                                                                   6,700            4,242             8,684
                                                                      -----------      -----------      ------------
                                                                           43,723           37,892            53,123
   Unitary Products Group                                                  11,921           14,847            24,584
   Bristol Compressors                                                     12,925           12,870            18,374
   Other non-allocated capital expenditures                                16,135            3,953             2,045
--------------------------------------------------------------------------------------------------------------------
                                                                      $    84,704      $    69,562      $     98,126
--------------------------------------------------------------------------------------------------------------------

General corporate expenses and charges and other expenses are not allocated to the individual segments for management reporting. General corporate expenses include certain pension, medical, and insurance costs, corporate administrative costs, development costs for information technology applications and infrastructure, goodwill amortization in 2001, and other corporate costs. Charges and other expenses include restructuring and other charges, operating expenses related to cost reduction actions, a curtailment loss related to the decision to replace our defined benefit pension plans for U.S. salaried non-bargaining and certain U.S. salaried bargaining employees with a new defined contribution plan, effective January 1, 2004, and costs related to a discontinued product line. Non-allocated assets primarily consist of prepaid pension benefit cost, net deferred tax assets, LIFO inventory reserves, and other corporate assets. For management reporting, intersegment sales are recorded on a cost-plus basis. Business segment management performance is based on earnings before interest and taxes, net capital employed, and earnings per share.

Our net sales to the U.S. and to non-U.S. countries are as follows:

(in thousands)                                                                  2003              2002             2001
------------------------------------------------------------------------------------------------------------------------
Net sales:
   United States                                                                 45%               48%              48%
   Other                                                                         55%               52%              52%
----------------------------------------------------------------------------------------------------------------------
                                                                                100%              100%             100%
----------------------------------------------------------------------------------------------------------------------

No single non-U.S. country or single customer accounts for greater than 10% of our net sales.

               York International Corporation 2003 Annual Report

Information related to U.S. and non-U.S. sales to outside customers, based on the location of the assets generating the sales, is as follows:

                                                                           2003              2002             2001
------------------------------------------------------------------------------------------------------------------
Net sales:
   United States                                                            51%              55%               55%
   Other                                                                    49%              45%               45%
-----------------------------------------------------------------------------------------------------------------
                                                                           100%              100%             100%
-----------------------------------------------------------------------------------------------------------------

Included in U.S. sales are export sales of $255.5 million, $284.9 million, and $314.0 million in 2003, 2002, and 2001, respectively.

The location of our net property, plant, and equipment is as follows:

                                                                           2003             2002              2001
------------------------------------------------------------------------------------------------------------------
Net property, plant, and equipment:
   United States                                                            55%              56%              58%
   Denmark                                                                  24%              24%              22%
   Other                                                                    21%              20%              20%
-----------------------------------------------------------------------------------------------------------------
                                                                           100%             100%              100%
-----------------------------------------------------------------------------------------------------------------

NOTE 18--STOCKHOLDERS' EQUITY

EMPLOYEE STOCK PURCHASE PLAN

We provide an employee stock purchase plan that authorizes employees to purchase up to 2.5 million shares of our common stock, inclusive of 0.5 million shares authorized by the stockholders in May 2001. The purchase price is 85% of the lower of the fair market value of shares at the beginning or end of the period. No compensation expense is recorded in connection with employee purchases of shares. As of December 31, 2003, 0.1 million shares were available for employee purchases. Employees purchased shares under the plan as follows:

                                                                         2003             2002             2001
-------------------------------------------------------------------------------------------------------------------
Shares purchased (in thousands)                                               264             174               236
Weighted average purchase price per share                             $     21.72      $    21.74         $   26.06
-------------------------------------------------------------------------------------------------------------------

MANAGEMENT STOCK PURCHASE PLAN

During 2003, we established a management stock purchase plan that allows eligible employees to defer a percentage of their annual incentive compensation as vested restricted stock units. In 2003, we provided a 25% restricted stock unit match which vests over a three-year period. Common stock is issued on the third anniversary from the contribution date or upon employee termination. Deferrals of annual incentive compensation are expensed in the respective incentive period. Matching contributions are expensed over the vesting period.

STOCK PLANS

In 2002, our shareholders approved a stock plan that will expire in 2012. As a result, we are authorized to issue up to 2.0 million shares of our common stock through stock option and restricted stock awards. Under a former stock plan, which was originally approved in 1992 and expired in 2002, we issued stock options and restricted stock awards of 7.5 million shares. The general terms of both stock plans are similar. Awards can be granted only to our directors and employees. The exercise price of stock options cannot be less than the fair market value of our common stock on the grant date. The maximum term of stock options is 10 years. Restricted stock awards cannot exceed 3% of our issued and outstanding common stock. We determine the price of restricted stock awards at the time of grant. We also determine vesting requirements of stock option and restricted stock awards at the time of grant.

In 2003 and 2002, 136 thousand and 30 thousand restricted shares, respectively, were granted to key employees. Accordingly, unearned compensation of $3.2 million and $0.7 million was recorded as a charge to stockholders' equity in 2003 and 2002, respectively. No restricted stock awards were granted in 2001.

               York International Corporation 2003 Annual Report

Information regarding stock options under our stock plans is as follows (shares in thousands):

                                                   2003                         2002                        2001
                                         -----------------------------------------------------------------------------------
                                                           WEIGHTED                    WEIGHTED                     WEIGHTED
                                                           AVERAGE                     AVERAGE                      AVERAGE
                                                           EXERCISE                    EXERCISE                     EXERCISE
                                            SHARES          PRICE       SHARES          PRICE      SHARES            PRICE
----------------------------------------------------------------------------------------------------------------------------
Outstanding, January 1,                    5,343     $       34.58       5,185     $     34.72      5,583     $       34.68
   Granted                                   783             21.42         814           35.24        759             28.46
   Exercised                                (777)            28.52        (226)          27.56       (615)            24.31
   Canceled                                 (430)            39.81        (430)          41.19       (542)            37.39
----------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31,                  4,919     $       32.94       5,343     $     34.58      5,185     $       34.72
----------------------------------------------------------------------------------------------------------------------------
Exercisable, December 31,                  4,061     $       35.17       4,425     $     34.62      4,246     $       36.03
----------------------------------------------------------------------------------------------------------------------------
Available, December 31,                    1,015                         1,884                      1,284
----------------------------------------------------------------------------------------------------------------------------

                                                   OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                                         ------------------------------------------                --------------------------
                                                            WEIGHTED
                                                            AVERAGE         WEIGHTED                                 WEIGHTED
                                                            REMAINING       AVERAGE                                  AVERAGE
                                                           CONTRACTUAL      EXERCISE                                 EXERCISE
RANGE OF EXERCISE PRICE                    SHARES             LIFE          PRICE                    SHARES           PRICE
-----------------------------------------------------------------------------------------------------------------------------
$20.89 - $26.69                            1,393               7.8     $     22.14                     620     $       23.17
$27.00 - $36.27                            2,088               6.8           32.78                   2,032             32.89
$37.00 - $44.63                              769               3.3           41.08                     740             41.19
$45.38 - $54.88                              669               2.7           46.52                     669             46.52
--------------------------------------------------------------------------------------------------------------- -------------
$20.89 - $54.88                            4,919               6.0     $     32.94                   4,061     $       35.17
-----------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive losses consist of:

(in thousands)                                                                              2003              2002
------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                                              $     31,063      $    116,924
Cash flow hedges                                                                            (9,083)             729
Minimum pension liability adjustments                                                       29,848            24,813
Available for sale securities                                                                 (231)             (122)
------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive losses                                                 $    51,597      $    142,344
------------------------------------------------------------------------------------------------------------------------

NOTE 19--(LOSS) EARNINGS PER SHARE RECONCILIATION OF SHARES OUTSTANDING

Net (loss) income as set forth in our consolidated statements of operations is used in the computation of basic and diluted (loss) earnings per share information. Reconciliations of shares used in the computations of (loss) earnings per share are as follows:

(in thousands)                                                              2003             2002              2001
--------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding used
    in the computation of basic (loss) earnings per share                  39,684           39,351            38,626
Effect of dilutive securities:
    Non-vested restricted shares                                              166               31                 3
    Stock options                                                             356              388               518
--------------------------------------------------------------------------------------------------------------------
Weighted average common shares and equivalents used
    in the computation of diluted (loss) earnings per share                40,206           39,770            39,147
--------------------------------------------------------------------------------------------------------------------

Stock options of 2.9 million shares, 3.6 million shares, and 3.2 million shares in 2003, 2002, and 2001, respectively, are not included in the diluted (loss) earnings per share computation as their effect would have been anti-dilutive.

                York International Corporation 2003 Annual Report

                    SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                                 FIRST               SECOND                THIRD               FOURTH
    (in thousands, except per share data)       QUARTER              QUARTER              QUARTER              QUARTER
------------------------------------------------------------------------------------------------------------------------
2003
    Net sales                                $   868,357          $ 1,084,417          $ 1,008,958           $ 1,114,322
    Gross profit                                 160,100              226,364              191,062               205,724
    Net (loss) income                            (13,636)              19,206               (5,430)               (4,138)
    (Loss) earnings per share:
       Basic                                       (0.34)                0.48                (0.14)                (0.10)
       Diluted                                     (0.34)                0.48                (0.13)                (0.10)
------------------------------------------------------------------------------------------------------------------------
2002
    Net sales                                $   841,532          $ 1,044,093          $   946,774           $ 1,010,974
    Gross profit                                 149,997              212,851              179,401               185,503
    Net (loss) income                           (194,181)              48,219               26,035                21,667
    (Loss) earnings per share:
       Basic                                       (4.95)                1.23                 0.66                  0.55
       Diluted                                     (4.95)                1.21                 0.65                  0.55
-----------------------------------------------------------------------------------------------------------------------

Notes regarding quarterly results:

   -- In the third quarter of 2003, we recorded a $15.4 million reduction to stockholders' equity as a cumulative effect of change in accounting principle adjustment. See note 1 to our consolidated financial statements.

   -- In the first quarter of 2002, we recorded a transitional goodwill impairment charge of $179.4 million as a cumulative effect of a change in accounting principle. See note 7 to our consolidated financial statements.

   -- We recorded restructuring and other charges of $16.1 million, $33.1 million, $12.1 million, and $30.1 million in the first, second, third, and fourth quarters of 2003, respectively. In the first and fourth quarter of 2002, we recorded restructuring and other charges (credits) of $2.7 and $(2.8) million, respectively. See note 16 to our consolidated financial statements.

                        TRADING AND DIVIDEND INFORMATION

                                                                                                         DIVIDENDS
                                                                    HIGH                LOW               DECLARED
-----------------------------------------------------------------------------------------------------------------------
2003
   Fourth quarter                                            $     40.74         $     33.65         $      0.15
   Third quarter                                                   36.00               23.31                0.15
   Second quarter                                                  26.72               21.00                0.15
   First quarter                                                   26.04               18.82                0.15
-----------------------------------------------------------------------------------------------------------------------
2002
   Fourth quarter                                            $     29.66         $     21.35         $      0.15
   Third quarter                                                   34.84               27.18                0.15
   Second quarter                                                  39.08               32.60                0.15
   First quarter                                                   38.68               31.35                0.15
-----------------------------------------------------------------------------------------------------------------------

                York International Corporation 2003 Annual Report