Form 10-K/A, Exhibit 13
period 2003-12-31
YORK INTERNATIONAL CORP /DE/
filed 2004-05-06
CIK 842662

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

/s/ KPMG LLP

KPMG LLP
Harrisburg, Pennsylvania
February 13, 2004

               York International Corporation 2003 Annual Report

                          CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31,
                                                                   2003           2002
(in thousands, except per share data)                           --------------------------
ASSETS

Current assets:

  Cash and cash equivalents                                     $    49,650    $    92,940
  Receivables, net                                                  638,510        627,067
  Inventories                                                       512,714        473,779
  Prepayments and other current assets                              129,921         81,461
                                                                --------------------------
           Total current assets                                   1,330,795      1,275,247
                                                                --------------------------

Deferred income taxes                                               107,566         69,696
Investments in affiliates                                            28,200         29,389
Property, plant, and equipment, net                                 541,118        500,318
Goodwill                                                            529,182        504,963
Intangibles, net                                                     36,744         32,000
Deferred charges and other assets                                    99,530         94,509
                                                                --------------------------

Total assets                                                    $ 2,673,135    $ 2,506,122
                                                                --------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

  Notes payable and current portion of long-term debt           $    30,755    $    32,709
  Accounts payable and accrued expenses                             899,093        768,748
  Income taxes                                                       38,453         37,202
                                                                --------------------------
           Total current liabilities                                968,301        838,659
                                                                --------------------------

Long-term warranties                                                 46,888         44,748
Long-term debt                                                      582,027        618,224
Postretirement and postemployment benefits                          249,912        244,522
Other long-term liabilities                                          49,607         77,155
                                                                --------------------------
           Total liabilities                                      1,896,735      1,823,308
                                                                --------------------------

Stockholders' equity:

  Common stock $.005 par value; 200,000 shares authorized;
    issued 46,248 shares in 2003 and 45,820 shares in 2002              231            229
  Additional paid-in capital                                        732,339        727,031
  Retained earnings                                                 299,195        327,176
  Accumulated other comprehensive losses                            (51,597)      (142,344)
  Treasury stock, at cost; 5,420 shares in 2003 and
    6,169 shares in 2002                                           (200,856)      (228,591)
  Unearned compensation                                              (2,912)          (687)
                                                                --------------------------
           Total stockholders' equity                               776,400        682,814
                                                                --------------------------
Total liabilities and stockholders' equity                       $2,673,135     $2,506,122
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
---------------------------------------------------------------------------------------------------------------

Net periodic benefit costs include the following components:

                                                           U.S. PENSION                          NON-U.S. PENSION
                                                             BENEFITS                                 BENEFITS
                                             ------------------------------------------------------------------------------
(in thousands)                                 2003          2002          2001         2003           2002          2001
---------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
   Service cost                              $ 14,616      $ 13,080      $ 11,254      $  6,192      $  4,872      $  5,564
   Interest cost                               23,835        22,881        21,857         8,849         8,680         7,818
   Expected return on plan assets             (28,582)      (32,285)      (31,480)       (7,818)       (8,008)       (8,719)
   Amortization of prior service cost           3,197         3,223         3,131           153           123           107
   Amortization of net loss (gain)                243        (2,221)       (4,598)        1,617        (1,516)       (1,646)
   Curtailments                                19,024           419            --            --            --            --
   Other                                          369            --         3,023            --            --          (289)
---------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                    $ 32,702      $  5,097      $  3,187      $  8,993      $  4,151      $  2,835
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